

Notice of 2026 Annual Meeting of Shareholders

2026 Proxy Statement

and

2025 Annual Report on Form 10-K

Kroger FAMILY OF COMPANIES

 Kroger

 Baker's

City Market

Dillons

Food 4 Less

Foods Co.

FredMeyer

Fry's FOOD STORES

Gerbes Super Markets

Harris Teeter

JayC FOOD STORES

King Soopers

MARIANO'S

metro market

PayLess Super Markets

Pick 'n Save

QFC Quality Food Centers

Ralphs

Ruler FOODS

Smith's



Fellow Shareholders,

When I joined Kroger earlier this year, I got straight to the thing I enjoy the most – walking our stores, distribution centers and manufacturing facilities.

I watched how our customers shopped – what they put in their carts and what they left on the shelf. I heard from associates across the company about what is going well and what we need to do better.

I found a lot to be proud of.

Kroger serves more than 11 million customers a day. Our stores support communities across America, run by associates who know what their neighbors need and want. The company's Our Brands portfolio competes with national brands on both quality and affordability. Our eCommerce business is growing quickly and is set to be profitable this year for the first time in the company's history. We have industry-leading data and insight capabilities. Few retailers start with a foundation this strong, and even fewer have this much room to grow from it.

With that in mind, today, we have a gap between where we are and becoming the best Kroger we can be – and I am relentlessly focused on closing that gap as fast as possible.

Building on a solid foundation

Kroger must operate more efficiently. From sourcing products to managing goods and services, to structuring the organization, we need to move faster and take better advantage of our near-national scale.

We are working to free up resources so they can create the most value. Every dollar saved goes somewhere specific – lowering prices and improving the customer experience.

Our Brands has an important role to play in this equation. Growing our owned brand penetration will help our customers save while improving shareholder value. Every time a customer picks one of our brands instead of a national brand, we earn better margins and they get a better deal. This year, we are improving quality by reformulating our products, refining ingredients and benchmarking against the best items we can find. When customers choose an Our Brands product, we want them to know they made the smartest choice in the aisle.

Investing in affordability

Value is more than the price on the shelf. It's the right combination of affordability and quality — and it is what earns customer loyalty. Customers should find everyday prices they trust, paired with promotions that are simple and easy to understand.

We are lowering prices and sharpening our promotions so value is easy to see. Our customers need to trust they will find the best prices on the high-quality products Kroger is known for. That's why we are taking a disciplined look across our operations to unlock cost savings – and reinvesting those dollars directly into lower prices for our customers. This includes how we source products, how we manage our supply chain and how we modernize our work through initiatives like the Kroger Capability Center. This work is complementary – the savings we generate today become value our customers receive tomorrow.

Growing our footprint in stores and online

I have real conviction in our stores. They are highly efficient and offer customers an experience our competitors simply cannot match: Fresh food, real value, broad assortment and genuine convenience. When a customer walks into a

Kroger store and finds exactly what they need, at a price they trust, with associates who are ready to help – that is the experience we are building toward. In every store, every visit. Kroger has all the ingredients required to win in food retail, and Kroger is built to lead.

That is why we are laying the groundwork to open more new stores and complete more renovations than in previous years, growing new stores by 30% in 2026. We will also evaluate a range of formats, including smaller and medium-sized stores, so we can serve more customers in more communities.

eCommerce is one of our most important growth engines. We are extending our reach through third-party delivery that prioritizes profitability alongside growth. As eCommerce grows, it fuels our retail media business, which creates value for our suppliers and generates profit we can reinvest in lower prices for customers.

Underpinning all of this is our investment in technology, including AI. Used well, it helps us understand the neighborhoods we serve, spot problems before they grow and give our associates simpler tools to do their jobs. We have many examples live today, including a program that helps fresh products move through our supply chain faster and at a lower cost. This means customers get better quality and we operate more efficiently. Technology will not replace good operators, it will make good operators better. That's how we intend to use it.

As I told you in March, I've been in the food business long enough to know what good looks like. It starts with the customer, builds with consistent and disciplined execution, and requires a team who wants to win.

In my four months at Kroger, I've seen the foundation, the assets and the people. It's on me to make sure we move with the speed and conviction this moment demands to provide a better experience for our customers, remove barriers for our associates, and deliver strong returns for our shareholders.

I remain incredibly excited to be on this team and look forward to what we will achieve together.

Thank you,

Greg Foran
CEO, The Kroger Co.

Gregory S. Foran
CEO, The Kroger Co.



Fellow Shareholders,

I've been part of Kroger's story for a while now. And I know the company well enough to know Kroger is at its best when we deliver on the basics – taking care of our customers, running great stores and focusing our resources where they provide the most value.

2025 was a strong year – we nearly doubled our identical sales without fuel, grew earnings per share by 9% and delivered a great store experience. The eCommerce business we've been building crossed $16 billion in sales. These results reflect the hard work of more than 403,000 associates and the real ways they serve communities across the country. Strong results are the starting point of meaningful growth, and we still have more work to do.

An important part of the work we did last year was to find the right person for the CEO seat. The Board of Directors knew selecting the first external CEO would be a defining decision in Kroger's history, and we were deliberate in the choice. I am confident we got it right.

Before he started, we knew Greg Foran was the real deal – and I've seen it continue to be true in the four months since his first day. Immediately, he began traveling to stores, visiting distribution centers and walking manufacturing facilities. He talked with associates and asked the difficult questions necessary to form clear views about what we need to accomplish together. Greg is direct about our opportunities and honest about the path forward. This is what Kroger needs today and while writing our next chapter.

I want to close with a personal reflection.

Kroger has been around for 143 years and navigated a lot in that time – all to come out stronger on the other side. Companies achieve this kind of staying power when everyone from the stores to the manufacturing floor to the support offices show up and work toward a common goal.

In my year as CEO and many before as a board member, I got to know our associates. I have a great respect for them and am confident we are moving in the right direction and moving fast.

Thank you for your continued trust in our Board of Directors – and I look forward to seeing you in our stores.

Ron Sargent
Chairman, The Kroger Co.

Zero Hunger | Zero Waste: Community Service Award Recipients

We encourage our associates to volunteer to serve our communities in ways that align with Kroger's Zero Hunger | Zero Waste impact plan. Their personal commitment and dedication to local hunger relief agencies and other nonprofit organizations helps the Company live our Purpose: to Feed the Human Spirit. These are our 2025 Community Service Award recipients:

Atlanta Division	**Fry's Division**	**Mid-Atlantic Division**
Alana Serrette	Robyn Ware	Dick Foster
Central Division	**Houston Division**	**Nashville Division**
Linda Shaw	Shelly Crichlow	Nancy Lee Alexander
Dallas Division	**Louisville Division**	**QFC Division**
Heath Hill	Allison Gousha	Allison Todd
Delta Division	**Manufacturing**	**Roundy's Division**
Dennis Cobb	Rosi Lempea	Sue Clark
Dillons Division	**Mariano's Division**	**Smith's Division**
Nichole Miller	Micah Kephart	Debra Grusman
Christine Logan		
Fred Meyer Division	**Michigan Division**	**Store Support Center**
Anthony Purdie	Abigail Baker	Tim Leach
		Conner McFerron

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. It does not contain all of the information that you should consider. You should read the entire Proxy Statement carefully before voting.

Overview of Voting Matters and Board Recommendations

Proposals	Board Recommendation
No. 1 Election of Directors	**FOR** Each Director Nominee recommended by your Board
No. 2 Approval, on an Advisory Basis of Named Executive Officer Compensation	**FOR**
No. 3 Ratification of Independent Auditors	**FOR**
No. 4 Approval of The Kroger Co. 2019 Second Amended and Restated Long-Term Incentive Plan	**FOR**
No. 5 Shareholder Proposal	**AGAINST**

Corporate Governance Highlights

Kroger is committed to strong corporate governance. We believe that strong governance builds trust and promotes the long-term interests of our shareholders. Highlights of our corporate governance practices include the following:

Board Governance Practices

- ✓ Strong Board oversight of enterprise risk.
- ✓ Strong experienced independent Lead Director with clearly defined role and responsibilities.
- ✓ Commitment to Board refreshment and diversity of skills, background and experience.
- ✓ Annual evaluation of the CEO by the independent directors, led by the independent Lead Director.
- ✓ All director nominees are independent, except for the CEO and the Chairman.
- ✓ All five Board Committees are fully independent.
- ✓ Annual Board and Committee self-assessments conducted by the independent Lead Director or an independent third party.
- ✓ Regular executive sessions of the independent directors, at the Board and Committee level.
- ✓ High degree of Board interaction with management to ensure successful oversight and succession planning.
- ✓ Balanced tenure.

- ✓ Robust shareholder engagement program.
- ✓ Robust code of ethics.

Shareholder Rights

- ✓ Annual director election.
- ✓ Simple majority standard for uncontested director elections and plurality in contested elections.
- ✓ No poison pill.
- ✓ Shareholders have the right to call a special meeting.
- ✓ Robust, long-standing shareholder engagement program with regular engagements, including with Lead Director, to better understand shareholders' perspectives and concerns on a broad array of topics.
- ✓ Direct proxy access for director nominees, enabling a shareholder, or group of up to 20 shareholders, holding 3% of the Company's common shares for at least three years to nominate candidates for the greater of two seats or 20% of Board nominees.

Compensation Governance

- ✓ Robust clawback and recoupment policy in compliance with NYSE listing rules.
- ✓ Pay program tied to performance and business strategy.
- ✓ Majority of pay is long-term and at-risk with no guaranteed bonuses or salary increases.
- ✓ Stock ownership guidelines align executive and director interests with those of shareholders.
- ✓ Prohibition on all hedging, pledging, and short sales of Kroger securities by directors and executive officers.

Responsible Business Strategy

- ✓ Long-standing Board Committee dedicated to oversight of topics related to corporate responsibility— Public Responsibilities Committee — formed in 1977.
- ✓ Annual report sharing progress for Kroger's responsible business strategy and Zero Hunger | Zero Waste impact plan, including efforts to improve Food Access and Affordability, Health and Nutrition, and Waste and Circularity.
- ✓ The 2025 Responsible Business Report represents the 19th year of describing our progress and initiatives regarding sustainability and other matters of corporate responsibility.
- ✓ Ongoing engagement with shareholders and other stakeholders on a wide range of sustainability and social impact topics.
- ✓ Kroger's *Thriving Together* strategy builds on our long history of operating responsibly, advancing opportunity and sustainability in our own operations and supply chain, and giving back meaningfully to our communities.

  - o The strategy reflects our Purpose – To Feed the Human Spirit – and aims to achieve positive, lasting changes for our associates, customers and communities. The centerpiece of Kroger's strategy is our Zero Hunger | Zero Waste impact plan. Introduced in 2017, Zero Hunger | Zero Waste is an industry-leading plan focused on ending hunger and food waste in our communities.

  - o Our strategy focuses on material topics of importance to our business, our communities and other key stakeholders. Key topics, informed by a structured materiality assessment and community engagement, align to three strategic pillars: People, Planet and Governance.

Director Nominee Highlights

Name	Age*	Primary Occupation	Independent	Director Since	Standing Committee Membership: A	C&T	CG	F	PR	Other Public Company Boards
Nora A. Aufreiter	66	Director Emeritus of McKinsey & Company	✓	2014				●	🛒	2
Kevin M. Brown	63	Executive Vice President and Chief Supply Chain Officer of Dell Technologies	✓	2021		●			●	
Mitchell R. Butier	53	Chairman of Avery Dennison Corp.	✓							1
Gregory S. Foran	64	Chief Executive Officer		2026						1
Anne Gates	66	Former President of MGA Entertainment, Inc.	✓	2015	$ 🛒		●			2
Karen M. Hoguet	69	Former Chief Financial Officer of Macey's, Inc.	✓	2019	$ ●			🛒		
Ronald L. Sargent	70	Chairman of the Board		2006						2
J. Amanda Sourry Knox (Amanda Sourry)	62	Former President of North America for Unilever	✓	2021		🛒		●		1
Mark S. Sutton †	64	Former Chairman and Chief Executive Officer of International Paper	✓	2017		●	🛒			
Ashok Vemuri	58	Former Chief Executive Officer and Director of Conduent Incorporated	✓	2019	$ ●			●		1

A Audit Committee
C&T Compensation & Talent Development Committee
CG Corporate Governance Committee
F Finance Committee
PR Public Responsibilities Committee Member

🛒 Committee Chair
$ Financial Expert

* Age as of record date
† Lead Director

7

2026 Director Nominee Skills and Experience

Key Attributes and Skills of All Kroger Director Nominees

- Intellectual and analytical skills
- High integrity and business ethics
- Strength of character and judgment
- Ability to devote significant time to Board duties
- Desire and ability to continually build expertise in emerging areas of strategic focus for our Company
- Demonstrated support of our longstanding values of diversity and inclusion
- Business and professional achievements
- Ability to represent the interests of all shareholders
- Knowledge of corporate governance matters
- Understanding of the advisory and proactive oversight responsibility of our Board
- Comprehension of the responsibility of a public company director and the fiduciary duties owed to shareholders
- Ability to work cooperatively with other members of the Board

	Nora Aufreiter	Kevin Brown	Mitchell Butier	Greg Foran	Anne Gates	Karen Hoguet	Ronald Sargent	Amanda Sourry	Mark Sutton	Ashok Vemuri	Total (of 10)
Business Management	•	•	•	•	•	•	•	•	•	•	10
Retail	•			•	•	•	•	•			6
Consumer	•	•		•	•	•	•	•			7
Financial Expertise	•	•	•	•	•	•	•	•	•	•	10
Risk Management		•	•	•	•	•	•	•	•	•	9
Operations & Technology	•	•	•	•	•	•	•	•	•	•	10
Manufacturing		•	•		•				•		4
Responsible Business Practices	•	•	•	•	•	•	•	•	•	•	10

2025 Compensation Highlights

Executive Compensation Philosophy

Executive Summary



We delivered strong performance in 2025. Kroger achieved strong results in 2025, building on growth over the last three years. We delivered a fresh, affordable, and seamless shopping experience for our customers, with zero compromise on quality, selection, or convenience. We also delivered on our financial commitments through our strong, resilient Value Creation Model. In 2025, we achieved financial performance results of ID sales growth, without fuel, of 2.9%[1], and adjusted FIFO operating profit, including fuel, of $4.9 billion[2].

[1] Excludes adjustment items.

[2] See pages 28-36 of our Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March 31, 2026, for a reconciliation of GAAP operating profit to adjusted FIFO operating profit.

 **Our executive compensation program aligns with long-term shareholder value creation.** On average, 85% of the non-CEO NEOs' compensation is at risk and performance-based, tied to achievement of financial and operational performance targets that are important to our shareholders and our long-term share price performance.

 **The annual performance incentive was earned slightly below target.** The annual incentive program, based on a grid of identical sales, excluding fuel, and adjusted FIFO operating profit, including fuel, paid out at 93.84% of target, based on the goals and targets set by the Committee.

 **The long-term performance incentive payout reflects alignment with performance over fiscal years 2023, 2024, and 2025.** Long-term performance unit equity awards granted in 2023 and tied to commitments made to our investors and other stakeholders regarding long-term sales growth, value creation (iTSR) metric, our commitment to Fresh, and relative Total Shareholder Return were earned at 32.4% of target.

 **We prioritized investment in our people.** We strive to create a culture of opportunity for more than 403,000 associates and take seriously our role as a leading employer in the United States. In 2025, we invested in our associates by continuing to raise our average hourly wage to above $20, or above $26 including comprehensive benefits.

Summary of Key Compensation Practices

To achieve our objectives, the Compensation Committee seeks to ensure that compensation is competitive and that there is a strong link between pay and performance. To do so, it is guided by the following principles:

- Compensation must be designed to attract, retain and motivate those individuals who are best suited to be an NEO at Kroger and drive long-term value for shareholders.
- A significant portion of pay should be performance-based, with the percentage of total pay tied to performance increasing proportionally with an NEO's level of responsibility.
- Compensation should include incentive-based pay to drive performance, providing superior pay for superior performance, including both a short- and long-term focus.
- Compensation policies should include an opportunity for, and a requirement of, significant equity ownership to align the interests of NEOs and shareholders.
- Components of compensation should be tied to an evaluation of business and individual performance measured against metrics that directly drive our business strategy.
- Compensation plans should provide a direct line of sight to Company performance.
- Compensation programs should be aligned with market practices.
- Compensation programs should serve to both motivate and retain talent.

Named Executive Officers (NEOs) for 2025

For the 2025 fiscal year ended January 31, 2026, the NEOs were:

Name	Title
Ronald L. Sargent*	Interim Chief Executive Officer and Chairman
David J. C. Kennerley**	Executive Vice President and Chief Financial Officer
Mary Ellen Adcock	Executive Vice President and Chief Merchant and Marketing Officer
Yael Cosset	Executive Vice President and Chief Digital Officer
Timothy A. Massa	Executive Vice President and Associate Experience Officer
Todd A. Foley**	Former Senior Vice President and Chief Financial Officer
W. Rodney McMullen*	Former Chairman and Chief Executive Officer

*As disclosed on our Form 8-K filed with the SEC on March 3, 2025, Rodney McMullen resigned on March 2, 2025 and the Board appointed Ronald Sargent Interim CEO on March 2. Thus, this CD&A reflects the compensation received by Mr. Sargent as Interim Chief Executive Officer for his services for the time period beginning March 2, 2026 through the fiscal year ended January 31, 2026.

**As disclosed on our Form 8-K filed with the SEC on February 13, 2025, Mr. Kennerley was appointed Senior Vice President and Chief Financial Officer, effective as of April 3, 2025. Mr. Kennerley joined Kroger on March 10, 2025 as Senior Vice President. Mr. Foley continued in his role as Interim Chief Financial Officer until April 3, 2025, following which he remained a Senior Vice President until his retirement on June 30, 2025.



Notice of 2026 Annual Meeting of Shareholders

Fellow Kroger Shareholders:

We are pleased to invite you to join us for Kroger's 2026 Annual Meeting of Shareholders on June 25, 2026, at 11:00 a.m. Eastern Daylight Time (EDT) (the "Annual Meeting"). The Annual Meeting will be a completely virtual meeting conducted via webcast. We believe this is the most effective approach for enabling the highest possible attendance.

You will be able to participate in the virtual meeting online, vote your shares electronically, and submit questions during the meeting by visiting www.virtualshareholdermeeting.com/KR2026.

When:	June 25, 2026, at 11:00 a.m. EDT.
Where:	Webcast at www.virtualshareholdermeeting.com/KR2026
Items of Business:	1. To elect 10 director nominees. 2. To approve our executive compensation, on an advisory basis. 3. To ratify the appointment of our independent auditor for fiscal year 2026. 4. To approve The Kroger Co. 2019 Second Amended and Restated Long-Term Incentive Plan. 5. To vote on one shareholder proposal, if properly presented at the meeting. 6. To transact other business as may properly come before the meeting.
Who can Vote:	Holders of Kroger common shares at the close of business on April 28, 2026, the record date, are entitled to notice of and to vote at the meeting.
How to Vote:	**YOUR VOTE IS EXTREMELY IMPORTANT NO MATTER HOW MANY SHARES YOU OWN!** Please vote your proxy in one of the following ways: 1. *By the internet,* you can vote by the internet by visiting www.proxyvote.com. 2. *By telephone,* you can vote by telephone by following the instructions on your proxy card, voting instruction form, or notice. 3. *By mail,* you can vote by mail by signing and dating your proxy card if you requested printed materials, or your voting instruction form, and returning it in the postage-paid envelope provided with this proxy statement. 4. *By mobile device*, by scanning the QR code on your proxy card, notice of internet availability of proxy materials, or voting instruction form. 5. *By attending and voting electronically* during the virtual Annual Meeting at www.virtualshareholdermeeting.com/KR2026.
Attending the Meeting:	Shareholders holding shares at the close of business on the record date may attend the virtual meeting. You will be able to attend the Annual Meeting, vote and submit your questions in advance of and in real-time during the meeting via a live audio webcast by visiting www.virtualshareholdermeeting.com/KR2026. To participate in the meeting, you must have your sixteen-digit control number that is shown on your Notice of Internet Availability of Proxy Materials or on your proxy card if you receive the proxy materials by mail.

Our Board of Directors unanimously recommends that you vote "FOR ALL" of Kroger's director nominees on the proxy card, "FOR" the management proposals 2, 3 and 4, and "AGAINST" the shareholder proposal 5.

We appreciate your continued confidence in Kroger, and we look forward to your participation in our virtual meeting.

May 13, 2026   By Order of the Board of Directors,
Cincinnati, Ohio   George H. Vincent, Secretary

May 13, 2026

We are providing this notice, proxy statement, and annual report to the shareholders of The Kroger Co. ("Kroger", "we", "us", "our", "Company") in connection with the solicitation of proxies by the Board of Directors of Kroger (the "Board") for use at the Annual Meeting of Shareholders to be held on June 25, 2026 at 11:00 a.m. EDT (the "Annual Meeting"), and at any adjournments thereof. The Annual Meeting will be held virtually and can be accessed online at www.virtualshareholdermeeting.com/KR2026. There is no physical location for the Annual Meeting.

Our principal executive offices are located at 1014 Vine Street, Cincinnati, Ohio 45202-1100. Our telephone number is 513-762-4000. This notice, proxy statement, and annual report, and the accompanying proxy card are first being sent or given to shareholders on or about May 13, 2026.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on June 25, 2026

The Notice of 2026 Annual Meeting, Proxy Statement and 2025 Annual Report and the means to vote by internet are available at www.proxyvote.com.

Kroger Corporate Governance Practices

Kroger is committed to strong corporate governance. We believe that strong governance builds trust and promotes the long-term interests of our shareholders. Highlights of our corporate governance practices include the following:

Board Governance Practices

✓ Strong Board oversight of enterprise risk.

✓ Strong experienced independent Lead Director with clearly defined role and responsibilities.

✓ Commitment to Board refreshment and diversity of skills, background and experience.

✓ Annual evaluation of the CEO by the independent directors, led by the independent Lead Director.

✓ All director nominees are independent, except for the CEO and the Chairman.

✓ All five Board Committees are fully independent.

✓ Annual Board and Committee self-assessments conducted by the independent Lead Director or an independent third party.

✓ Regular executive sessions of the independent directors, at the Board and Committee level.

✓ High degree of Board interaction with management to ensure successful oversight and succession planning.

✓ Balanced tenure.

✓ Robust shareholder engagement program.

✓ Robust code of ethics.

Shareholder Rights

✓ Annual director election.

✓ Simple majority standard for uncontested director elections and plurality in contested elections.

✓ No poison pill.

✓ Shareholders have the right to call a special meeting.

- ✓ Robust, long-standing shareholder engagement program with regular engagements, including with Lead Director, to better understand shareholders' perspectives and concerns on a broad array of topics.

- ✓ Direct proxy access for director nominees, enabling a shareholder, or group of up to 20 shareholders, holding 3% of the Company's common shares for at least three years to nominate candidates for the greater of two seats or 20% of Board nominees.

Compensation Governance

- ✓ Robust clawback and recoupment policy in compliance with NYSE listing rules.

- ✓ Pay program tied to performance and business strategy.

- ✓ Majority of pay is long-term and at-risk with no guaranteed bonuses or salary increases.

- ✓ Stock ownership guidelines align executive and director interests with those of shareholders.

- ✓ Prohibition on all hedging, pledging, and short sales of Kroger securities by directors and executive officers.

Responsible Business Strategy

- ✓ Long-standing Board Committee dedicated to oversight of topics related to corporate responsibility—Public Responsibilities Committee — formed in 1977.

- ✓ Annual report sharing progress for Kroger's responsible business strategy and Zero Hunger | Zero Waste impact plan, including efforts to improve Food Access and Affordability, Health and Nutrition, and Waste and Circularity.

- ✓ The 2025 Responsible Business Report represents the 19th year of describing our progress and initiatives regarding sustainability and other matters of corporate responsibility.

- ✓ Ongoing engagement with shareholders and other stakeholders on a wide range of sustainability and social impact topics.

- ✓ Kroger's *Thriving Together* strategy builds on our long history of operating responsibly, advancing opportunity and sustainability in our own operations and supply chain, and giving back meaningfully to our communities.

  - o The strategy reflects our Purpose – To Feed the Human Spirit – and aims to achieve positive, lasting changes for our associates, customers and communities. The centerpiece of Kroger's strategy is our Zero Hunger | Zero Waste impact plan. Introduced in 2017, Zero Hunger | Zero Waste is an industry-leading plan focused on ending hunger and food waste in our communities.

  - o Our strategy focuses on material topics of importance to our business, our communities and other key stakeholders. Key topics, informed by a structured materiality assessment and community engagement, align to three strategic pillars: People, Planet and Governance.

Proposals to Shareholders

Item No. 1 – Election of Directors

You are being asked to elect 10 director nominees for a one-year term. The Committee memberships stated below are those in effect as of the date of this proxy statement. Ms. Elaine Chao and Mr. Clyde Moore have not been nominated for re-election and will retire from the Board effective June 25, 2026, following the Annual Meeting, when their terms will expire.

FOR The Board of Directors unanimously recommends that you vote "FOR ALL" of Kroger's director nominees.

					Standing Committee Membership					Other Public Company Boards
Name	Age'	Primary Occupation	Independent	Director Since	A	C&T	CG	F	PR	
Nora A. Aufreiter	66	Director Emeritus of McKinsey & Company	✓	2014				●	[Chair]	2
Kevin M. Brown	63	Executive Vice President and Chief Supply Chain Officer of Dell Technologies	✓	2021		●			●	
Mitchell R. Butier	53	Chairman of Avery Dennison Corp.	✓							1
Gregory S. Foran	64	Chief Executive Officer		2026						1
Anne Gates	66	Former President of MGA Entertainment, Inc.	✓	2015	$ [Chair]		●			2
Karen M. Hoguet	69	Former Chief Financial Officer of Macey's, Inc.	✓	2019	$ ●			[Chair]		
Ronald L. Sargent	70	Chairman of the Board		2006						2
J. Amanda Sourry Knox (Amanda Sourry)	62	Former President of North America for Unilever	✓	2021		[Chair]		●		1
Mark S. Sutton †	64	Former Chairman and Chief Executive Officer of International Paper	✓	2017		●	[Chair]			
Ashok Vemuri	58	Former Chief Executive Officer and Director of Conduent Incorporated	✓	2019	$ ●			●		1

A	Audit Committee	[Chair]	Committee Chair	*	Age as of record date
C&T	Compensation & Talent Development Committee	$	Financial Expert	†	Lead Director
CG	Corporate Governance Committee				
F	Finance Committee				
PR	Public Responsibilities Committee Member				

As of the date of this proxy statement, Kroger's Board of Directors consists of 11 members. The number of nominees for election of the Board of Directors is ten. Each nominee, if elected at the 2026 Annual Meeting, will serve until the Annual Meeting in 2027 or until his or her successor has been elected by the shareholders or by the Board pursuant to Kroger's Code of Regulations and qualified. Each of our director nominees identified in this proxy statement has consented to being named as a nominee in our proxy materials and has accepted the nomination and agreed to serve as a director if elected by Kroger's shareholders.

Kroger's Articles of Incorporation provide that the vote required for election of a director nominee by the shareholders, except in a contested election or when cumulative voting is in effect, is the affirmative vote of a majority of the votes cast for or against the election of a nominee.

The experience, qualifications, attributes, and skills that led the Corporate Governance Committee and the Board to conclude that the following individuals should serve as directors are set forth opposite each individual's name below. The chart below shows the skills and experience that we consider important for our directors in light of our current business, strategy, and structure. In addition, all of our Director Nominees demonstrate the following qualities:

Key Attributes and Skills of All Kroger Director Nominees

- Intellectual and analytical skills
- High integrity and business ethics
- Strength of character and judgment
- Ability to devote significant time to Board duties
- Desire and ability to continually build expertise in emerging areas of strategic focus for our Company
- Demonstrated support of our longstanding values of diversity and inclusion

- Business and professional achievements
- Ability to represent the interests of all shareholders
- Knowledge of corporate governance matters
- Understanding of the advisory and proactive oversight responsibility of our Board
- Comprehension of the responsibility of a public company director and the fiduciary duties owed to shareholders
- Ability to work cooperatively with other members of the Board

	Nora Aufreiter	Kevin Brown	Mitchell Butier	Greg Foran	Anne Gates	Karen Hoguet	Ronald Sargent	Amanda Sourry	Mark Sutton	Ashok Vemuri	Total (of 10)
Business Management	•	•	•	•	•	•	•	•	•	•	10
Retail	•			•	•	•	•	•			6
Consumer	•	•		•	•	•	•	•			7
Financial Expertise	•	•	•	•	•	•	•	•	•	•	10
Risk Management		•	•	•	•	•	•	•	•	•	9
Operations & Technology	•	•	•	•	•	•	•	•	•	•	10
Manufacturing		•	•		•				•		4
Responsible Business Practices	•	•	•	•	•	•	•	•	•	•	10

Board Nominees for Directors for Terms of Office Continuing until 2027



Age	Director Since
66	2014

Committees:
Finance
Public Responsibilities[1]

Qualifications:
Business Management
Retail
Consumer
Financial Expertise
Operations & Technology
Responsible Business Practices

Nora A. Aufreiter

Ms. Aufreiter is Director Emeritus of McKinsey & Company, a global management consulting firm. She retired in June 2014 after more than 27 years with McKinsey, most recently as a director and senior partner. During that time, she worked extensively in the U.S., Canada, and internationally with major retailers, financial institutions, and other consumer-facing companies. Before joining McKinsey, Ms. Aufreiter spent three years in financial services working in corporate finance and investment banking. She is a member of the Board of Directors of The Bank of Nova Scotia and is chair of the Board of Directors of MYT Netherlands Parent B.V., the parent company of MyTheresa.com, an e-commerce retailer. She is also on the board of a privately held company, Cadillac Fairview, a subsidiary of Ontario Teachers' Pension Plan, which is one of North America's largest owners, operators, and developers of commercial real estate. Ms. Aufreiter is chair of the board of St. Michael's Hospital and is a member of the Dean's Advisory Board for the Ivey Business School in Ontario, Canada.

Ms. Aufreiter has extensive business experience in a variety of retail sectors, including more than 10 years of corporate governance experience, more than 30 years of personnel and leadership development experience, and more than 10 years of real estate experience. Her vast experience in leading McKinsey's North American Retail Practice, North American Branding service line and the Consumer Digital and Omnichannel service line is of particular value to the Board. In addition, during her tenure with McKinsey, the firm advised consulting clients on a variety of matters, including sustainability topics and setting and achieving sustainability goals, which is of value to the Board and the Public Responsibilities Committee. Ms. Aufreiter has served on our Public Responsibilities Committee for eleven years, the last six as chair. In 2021, she led the Board's review of its responsible business strategy to clarify committee oversight of the different elements of this strategy. She also brings to the Board valuable insight on commercial real estate. In her current role as Chair of the Human Capital and Compensation Committee of The Bank of Nova Scotia, Ms. Aufreiter has responsibility for overseeing senior management succession and CEO evaluation and incentive compensation. In her previous role as Chair of the Corporate Governance Committee of The Bank of Nova Scotia, Ms. Aufreiter had responsibility for overseeing shareholder engagement, board succession planning, and sustainability strategy and priorities. This experience is of particular value to the Board and to her role as the Chair of the Public Responsibilities Committee.

[1]Denotes Chair of Committee



Age
63

Director Since
2021

Committees:
Compensation and Talent
Development
Public Responsibilities

Qualifications:
Business Management
Consumer
Financial Expertise
Risk Management
Operations & Technology
Manufacturing
Responsible Business Practices

Kevin M. Brown

Mr. Brown is the Executive Vice President of Global Operations and Chief Supply Chain Officer at Dell Technologies, a leading global technology company. During his tenure at Dell, he has had key leadership roles, including Chief Procurement Officer, and was instrumental in establishing manufacturing operations in the U.S. and Asia. Mr. Brown joined Dell in 1998 and has held roles of increasing responsibility throughout his career, including Chief Procurement Officer and Vice President, ODM Fulfillment & Supply Chain Strategy before being named Chief Supply Chain Officer in 2013. Before Dell, he spent 10 years in the shipbuilding industry at Newport News Shipbuilding, where he held leadership roles in reactor plant engineering, construction management and facilities. Mr. Brown currently serves on the boards of The George Washington University, the John F. Kennedy Library Foundation, and The Howard University Center for Supply Chain Excellence. He is also a member of the board of trustees for The Hotchkiss School and a life-member on the Council on Foreign Relations.

Mr. Brown is a global leader with extensive leadership experience and supply chain innovation experience. His efforts led Dell to be recognized as having one of the most efficient, sustainable, and innovative supply chains. Mr. Brown has established himself as an authority on sustainable business practices. His combined deep global supply chain and procurement expertise and track record of sustainability and resilience leadership, as well as his experience in circular economic business practices, are of value to the Board in his role as director and member of the Public Responsibilities Committee. His deep expertise in all matters related to supply chain, supply chain resilience, and risk and crisis management are of particular value to the Board.



Age
53

Director Since

Qualifications:
Business Management
Financial Expertise
Risk Management
Operations & Technology
Manufacturing
Responsible Business Practices

Mitchell R. Butier

Mr. Butier currently serves as the Non-Executive Chairman of Avery Dennison Corporation, a global materials science and digital identification solutions company, a position he has held since April 2025. Previously, Mr. Butier served as the Executive Chairman and CEO of Avery Dennison from April 2019 until August 2023. Mr. Butier served as Avery Dennison's CEO from May 2016 to April 2019 and, after joining Avery Dennison in 2000, held roles of increasing responsibility and leadership, including CFO and COO, gaining technical expertise in packaging and finance and experience in manufacturing and operations, material science and technology.

Mr. Butier is of value to the Board due to his extensive leadership experience, having held roles of increasing responsibility at Avery Dennison. Additionally, he brings to the Board his financial expertise as well as his experience in marketing, M&A, cybersecurity, and R&D that he gained as CEO of Avery Dennison.



Age
64

Director Since
2026

Qualifications:
Business Management
Retail
Consumer
Financial Expertise
Risk Management
Operations & Technology
Responsible Business Practices

Gregory S. Foran

Mr. Foran was elected Chief Executive Officer effective February 2026. He was also appointed as a member of the Board effective February 2026. Mr. Foran previously served as the Chief Executive Officer of Air New Zealand Limited, a public airline, from February 2020 until October 2025. Prior to joining Air New Zealand, Mr. Foran had been at Walmart since October 2011, including serving as Executive Vice President, President and Chief Executive Officer, Walmart U.S. from August 2014 until January 2020, as President and Chief Executive Officer for the Walmart Asia region from May 2014 to August 2014, and as President and Chief Executive Officer of Walmart China from March 2012 to May 2014.

Mr. Foran brings to the Board extensive experience in global retail with increasing levels of responsibility and leadership at Walmart and Woolworth. During his 30 years at Woolworth, he progressed from store -level operations to senior leadership roles, overseeing their operations in New Zealand and Australia. During his tenure at Walmart, his efforts revitalized Walmart's U.S. business by focusing on improving store conditions, enhancing customer service and strengthening the company's competitive position. Mr. Foran also led the expansion of Walmart's omnichannel customer experience. In his role as CEO of Air New Zealand, he successfully steered the organization through COVID and the subsequent related supply chain disruptions and led complex labor negotiations. His retail leadership experience, as well as his understanding of retail operations and eCommerce, are of value to the Board.



Age | **Director Since**
66 | 2015

Committees:
Audit[1]
Corporate Governance

Qualifications:
Business Management
Retail
Consumer
Financial Expertise
Risk Management
Operations & Technology
Manufacturing
Responsible Business Practices

Anne Gates

Ms. Gates was President of MGA Entertainment, Inc., a privately-held developer, manufacturer, and marketer of toy and entertainment products for children, from 2014 until her retirement in 2017. Ms. Gates held roles of increasing responsibility with The Walt Disney Company from 1992-2012. Her roles included Chief Financial Officer for Disney Consumer Products (DCP) and Managing Director, DCP, Europe, and emerging markets. She is currently the Chair of the Board of Directors of Tapestry, Inc., where she serves as Chair of the Governance Committee, serves on the Audit Committee, and is on the Tapestry Foundation Board. She is also a director of Raymond James Financial, Inc., where she is the Chair of the Nominating and Corporate Governance Committee and a member of the Audit Committee. She is also a member of the Boards of the Salzburg Global Seminar, PBS SoCal, Save the Children, and the Packard Foundation.

Ms. Gates has extensive experience in the retail and consumer products industry. She brings to Kroger financial expertise gained while serving as President of MGA and CFO of a division of The Walt Disney Company. Ms. Gates has a broad business background in finance, marketing, strategy and business development, including international business. As the chair of the Corporate Governance Committee at Raymond James Financial, Inc., she oversees its code of ethics, board composition, shareholder proposals, and shareholder engagements efforts. These experiences combined with her experience as the Chair of the Board of Tapestry and its Governance Committee are of particular value to the Board in her role as an independent director and member of the Corporate Governance Committee. Her financial leadership and consumer products expertise is of particular value to the Board. Ms. Gates has been designated an Audit Committee financial expert and serves as Chair of the Audit Committee.



Age | **Director Since**
69 | 2019

Committees:
Audit
Finance[1]

Qualifications:
Business Management
Retail
Consumer
Financial Expertise
Risk Management
Operations & Technology
Responsible Business Practices

Karen M. Hoguet

Ms. Hoguet served as the Chief Financial Officer of Macy's, Inc. from October 1997 until July 2018 when she became a strategic advisor to the Chief Executive Officer until her retirement in 2019. Previously, she served on the board of Nielsen Holdings plc, as the chairman of the Audit Committee and a member of the Finance Committee. She also serves on the board of UC Health.

Ms. Hoguet has extensive financial and operational leadership experience within the omnichannel retail sector. She has a proven track record of success in driving transformations, delivering strong financial performance, and forming strong relationships with investors and industry analysts. She has extensive knowledge across all areas of finance, including financial planning, investor relations, M&A, accounting, treasury and tax, as well as strategic planning, credit card services and real estate. Ms. Hoguet played a critical role in the successful turnaround of Federated Department Stores, from bankruptcy to an industry leading omnichannel retailer, which was accomplished through acquisitions, divestitures and other strategic changes, including building an omnichannel model and developing a new strategic approach to real estate. Her long tenure as a senior executive of a publicly traded company with financial, audit, strategy, and risk oversight experience are of value to the Board, as is her public company experience, both as a long-serving executive and as a board member. In addition, her strong business acumen, understanding of diverse cross-functional issues, and ability to identify potential risks and opportunities are of value to the Board. Ms. Hoguet has been designated an Audit Committee financial expert and serves as Chair of the Finance Committee.

[1] Denotes Chair of Committee



Age
70

Director Since
2006

Qualifications:
Business Management
Retail
Consumer
Financial Expertise
Risk Management
Operations & Technology
Responsible Business Practices

Ronald L. Sargent

Mr. Sargent has served as Chairman of the Board since March 2025 and also served as Interim Chief Executive Officer from March 2025 to February 2026. Mr. Sargent has been a Kroger director since 2006 and served as the Lead Director from June 2018 to March 2025. He was Chairman and Chief Executive Officer of Staples, Inc., a business products retailer, from 2002 until his retirement as Chief Executive Officer in 2016 and as Chairman in 2017, after joining the company in 1989. Prior to joining Staples, Mr. Sargent spent 10 years with Kroger in several roles across stores, sales, marketing, manufacturing and strategy. Mr. Sargent also serves on the Boards of Wells Fargo & Company and Five Below, Inc.

Mr. Sargent has extensive retail experience, first with Kroger and then with increasing levels of responsibility and leadership at Staples, Inc. His efforts helped carve out a new market niche for the international retailer. In his role as Chair of the Wells Fargo Human Resources Committee, he oversees human capital management, human capital risk, culture and ethics. In his role as a member of the Five Below Nominating and Corporate Governance Committee, he oversees social and environmental governance, including corporate citizenship. He also serves as the Chair of the Five Below Talent and Compensation Committee. These committee experiences are of value to the Board, as is his understanding of retail operations, consumer insights, and e-commerce. Mr. Sargent's strong insights into corporate governance and his executive leadership experience are also of value to the Board.



Age
62

Director Since
2021

Committees:
Compensation & Talent
Development[1]
Finance

Qualifications:
Business Management
Retail
Consumer
Financial Expertise
Risk Management
 Operations & Technology
 Responsible Business Practices

J. Amanda Sourry Knox (Amanda Sourry)

Ms. Sourry was President of North America for Unilever plc, a personal care, foods, refreshment, and home care consumer products company, from 2018 until her retirement in December 2019. She held leadership roles of increasing responsibility during her more than 30 years at Unilever, both in the U.S. and Europe, including president of global foods, executive vice president of global hair care, and executive vice president of the firm's UK and Ireland business. From 2015 to 2017, she served as President of their Global Foods Category. Ms. Sourry currently serves on the board for PVH Corp., where she chairs the Compensation Committee and serves on the Nominating, Governance & Management Development Committee. She is also a non-executive director of OFI, a provider of on-trend, natural and plant-based products, focused on delivering sustainable and innovative solutions to consumers across the world, and a member of their Remuneration and Talent Committee, the Audit and Risk Committee, and the Sustainability Committee.

Ms. Sourry has extensive experience in the CPG and retail industry. As a member of PVH Corp.'s Nominating, Governance & Management Development Committee and as Chair of its Compensation Committee, her experience with monitoring issues of corporate conduct and culture, and providing oversight of talent leadership programs as it relates to management development, leadership assessment and succession planning programs and processes is of particular value to her role as a member of the Compensation & Talent Development Committee and the Board. She brings to the Board her extensive global marketing and business experience in consumer-packaged goods, as well as customer development, including having overseen Unilever's digital efforts. Ms. Sourry was actively involved in Unilever's global talent and sustainability initiatives which is of value to the Board and to the Compensation & Development Committee. She also has a track record of driving profitable growth in operating companies and global categories in both developed and emerging markets. Ms. Sourry's history in profit and loss responsibility and oversight, brand management, people leadership and capabilities development is of value to the Board.

---

[1] Denotes Chair of Committee



Age
64

Director Since
2017

Committees:
Compensation & Talent
Development
Corporate Governance[1]

Qualifications:
Business Management
Financial Expertise
Risk Management
Operations & Technology
Manufacturing
Responsible Business Practices

Mark S. Sutton

Mr. Sutton was Chairman and Chief Executive Officer of International Paper Company, a leading global producer of renewable fiber-based packaging, pulp, and paper products until his retirement in 2024. Prior to becoming CEO in 2014, he served as President and Chief Operating Officer with responsibility for running International Paper's global business. Mr. Sutton joined International Paper in 1984 as an Electrical Engineer. He held roles of increasing responsibility throughout his career, including Mill Manager, Vice President of Corrugated Packaging Operations across Europe, the Middle East and Africa, Vice President of Corporate Strategic Planning, and Senior Vice President of several business units, including global supply chain. He serves on the board of directors of the Louisiana State University Foundation.

Mr. Sutton has extensive leadership experience with increasing levels of responsibility and leadership at International Paper. At International Paper, he oversaw its robust sustainability disclosures which are aligned with GRI, and its Vision 2030, which set forth ambitious forest stewardship targets and plans to transition to renewable solutions and sustainable operations. He also oversaw International Paper's Vision 2030 goals pertaining to diversity and inclusion. He brings to the Board the critical thinking that comes with an electrical engineering background, as well as his experience leading a global company with labor unions. His strong strategic planning background, manufacturing and supply chain experience, and his leadership are of value to the Board. Mr. Sutton serves as Chair of the Corporate Governance Committee and Lead Director of the Board. Mr. Sutton's global executive leadership and his corporate governance experience as Chairman and CEO of International Paper serve as the basis for his leadership role as Lead Director.



Age
58

Director Since
2019

Committees:
Audit
Finance

Qualifications:
Business Management
Financial Expertise
Risk Management
Operations & Technology
Responsible Business Practices

Ashok Vemuri

Mr. Vemuri was Chief Executive Officer and a Director of Conduent Incorporated, a global digital interactions company, from its inception as a result of the spin-off from Xerox Corporation in January 2017 to 2019. He previously served as Chief Executive Officer of Xerox Business Services, LLC and as an Executive Vice President of Xerox Corporation from July 2016 to December 2016. Prior to that, he was President, Chief Executive Officer, and a member of the Board of Directors of IGATE Corporation, a New Jersey-based global technology and services company now part of Capgemini, from 2013 to 2015. Before joining IGATE, Mr. Vemuri spent 14 years at Infosys Limited, a multinational consulting and technology services company, in a variety of leadership and business development roles and served on the board of Infosys from 2011 to 2013. Prior to joining Infosys in 1999, Mr. Vemuri worked in the investment banking industry at Deutsche Bank and Bank of America. Mr. Vemuri is a member of The Board of Directors of Opal Fuels and is chair of its Audit Committee.

Mr. Vemuri brings to the Board a proven track record of leading technology services companies through growth and corporate transformations. His experience as CEO of global technology companies, as well as his experience with cyber security and risk oversight, are of value to the Board as he brings a unique operational, financial, and client experience perspective. Additionally, Mr. Vemuri served on our Public Responsibilities Committee which gives him additional perspectives on risk oversight that he brings to the Audit Committee. Mr. Vemuri has been designated an Audit Committee financial expert.

YOUR VOTE IS EXTREMELY IMPORTANT. The Board of Directors unanimously recommends a vote "FOR ALL" of Kroger's director nominees.

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[1] Denotes Chair of Committee

Information Concerning the Board of Directors

Board Leadership Structure and Independent Lead Director

Kroger has a governance structure in which independent directors exercise meaningful and rigorous oversight. The Board's leadership structure, in particular, is designed with those principles in mind and to allow the Board to evaluate its needs and determine, from time to time, who should lead the Board. Our Corporate Governance Guidelines (the *"Guidelines"*) provide the flexibility for the Board to modify our leadership structure in the future as appropriate. We believe that Kroger is well-served by this flexible leadership structure.

In order to promote thoughtful oversight, independence, and overall effectiveness, the Board's leadership includes Mr. Foran, our CEO, Mr. Sargent, our Chairman, and Mr. Sutton, our independent Lead Director, who was designated Lead Director by the independent directors. The Lead Director works with the Chairman to share governance responsibilities, facilitate the development of Kroger's strategy, and grow shareholder value.

Our current Board leadership structure consists of:

Chairman	**Lead Independent Director**	**CEO**
Ronald L. Sargent	Mark S. Sutton	Gregory S. Foran
Primary Responsibilities: • Presides over meetings of the Board and shareholders • Focuses on Board oversight and governance matters • Provides advice and counsel to the CEO • Participates in the agenda review process • Oversees succession management	Primary Responsibilities: • Liaison between Independent Directors and the Chairman • Participates in the agenda review process • Leads annual Board and Board committee evaluations • Oversees Board shareholder engagement • Presides over executive sessions of independent directors • Calls meetings of independent directors at any time	Primary Responsibilities: • Leadership of Company's business • Implements strategic initiatives • Development of management team, including succession planning

Unless otherwise determined by the independent members of the Board, the Chair of the Corporate Governance Committee is designated as the Lead Director. Mr. Sutton, an independent director and the Chair of the Corporate Governance Committee, was appointed as our Board's independent Lead Director in March 2025. Mr. Sutton is an effective Lead Director for Kroger due to, among other things, his:
- independence;
- deep strategic and operational understanding of Kroger obtained while serving as a Kroger director;
- insight into corporate governance;
- experience as the CEO of a global manufacturing and sustainable packaging company with labor unions; and
- engagement and commitment to carrying out the role and responsibilities of the Lead Director.

With respect to the roles of Chairman and CEO, the *Guidelines* provide that the Board will determine when it is in the best interests of Kroger and its shareholders for the roles to be separated or combined. The Board exercises this judgment as it deems appropriate in light of prevailing circumstances. As part of the succession planning process, the *Guidelines* provide that upon the selection of a new CEO, the Board will determine whether a separation of the offices is appropriate. The Board believes that the combination or separation of these positions should continue to be considered as part of the succession planning process, as was the case in 2003, and again in 2014, when the roles were separated.

Our Board and each of its committees conduct an annual evaluation to determine whether they are functioning effectively. As part of this annual self-evaluation, the Board assesses whether the current leadership structure continues to be appropriate for Kroger and its shareholders. Our *Guidelines* provide the flexibility for our Board to modify our leadership structure in the future as appropriate. We believe that Kroger, like many U.S. companies, has been well-served by this flexible leadership structure.

Board Composition

Our director nominees reflect a wide array of experience, skills, and backgrounds. Each director is individually qualified to make unique and substantial contributions to Kroger. Collectively, our directors' diverse viewpoints and independent-mindedness enhance the quality and effectiveness of Board deliberations and decision-making. Our Board is a dynamic group of new and experienced members, which reflects an appropriate balance of institutional knowledge and fresh perspectives about Kroger due to the varied length of tenure on the Board. We believe this blend of qualifications, attributes, and tenure enables highly effective Board leadership.

When evaluating potential nominees to our Board, the Corporate Governance Committee considers director candidates who would help the Board reflect the diversity of our shareholders, associates, customers, and the communities in which we operate, including considering their geographic locations to align directors' physical locations with Kroger's operating areas where possible. Two of our 10 director nominees self-identify as racially/ethnically diverse and four of our 10 director nominees are women.

The Corporate Governance Committee and Board believe that our director nominees for election at our 2026 Annual Meeting bring to our Board a variety of different experiences, skills, and qualifications that contribute to a well-functioning Board that effectively oversees the Company's strategy and management. The average tenure of our director nominees is 8 years, with two having less than five years, five having five to ten years, and three having more than 10 years.

Board Succession Planning and Director Nominee Selection Process

Board succession planning is an ongoing, year-round process. The Corporate Governance Committee recognizes the importance of thoughtful Board refreshment and engages in a continuing process of identifying attributes sought for future Board members. The Corporate Governance Committee takes into account the Board and Committee evaluations regarding the specific qualities, skills, and experiences that would contribute to overall Board and Committee effectiveness, as well as the future needs of the Board and its Committees in light of Kroger's current and long-term business strategies, and the skills and qualifications of directors who are expected to retire in the future, including as a result of our Board retirement policy. Under our retirement policy, directors retire at the annual meeting following their 72nd birthday, unless: (A) on that date, the director has served on the Board for fewer than ten years, in which case the director will retire from the Board on the date of the annual meeting next following the earlier of (i) the director's 75th birthday or (ii) the 10- year anniversary of the director's initial election to the Board; or (B) the Board determines that it is in the best interests of the Company to extend the retirement date for an additional period of time as deemed reasonable and appropriate by the Board.

The Corporate Governance Committee is responsible for recommending to the Board a slate of nominees for election at each annual meeting of shareholders. The Corporate Governance Committee recruits candidates for Board membership through its own efforts and through recommendations from other directors and shareholders. In addition, the Corporate Governance Committee retains an independent, third-party search firm to assist in identifying and recruiting director candidates who meet the criteria established by the Corporate Governance Committee. Mr. Butier was recommended to the Nominating and Corporate Governance Committee by an independent third-party search firm.

The above referenced criteria are:

- demonstrated ability in fields considered to be of value to the Board, including business management, retail, consumer, operations, technology, financial, sustainability, manufacturing, public service, education, science, law, and government;

- experience in high growth companies and business experience that can help the Company innovate and derive new value from existing assets;

- highest standards of personal character and conduct;

- willingness to fulfil the obligations of directors and to make the contribution of which he or she is capable, including regular attendance and participation at Board and Committee meetings, and preparation for all meetings, including review of all meeting materials provided in advance of the meeting; and

- ability to understand the perspectives of Kroger's customers, taking into consideration the diversity of our customers, including regional and geographic differences.

The Corporate Governance Committee also considers the specific experience and abilities of director candidates in light of our current business, strategy, and structure, and the current or expected needs of the Board in its identification and recruitment of director candidates and diversity of experience, skills and background.

The criteria for Board membership applied by the Corporate Governance Committee in its evaluation of potential Board members does not vary based on whether a candidate is recommended by our directors, a third-party search firm, or shareholders.

Identifying Director Candidates	Review of Candidate Pool	In-Depth Candidate Review	Recommend Director Nominee Slate
Potential candidates for director may be identified by our directors, third-party search firm or shareholders.	The Governance Committee reviews candidates to determine whether candidates warrant further consideration.	Candidates will meet with Governance Committee members and be evaluated for independence and potential conflicts, skills and experience and diversity.	The Governance Committee recommends candidates for appointment or election to the Board.

Candidates Nominated by Shareholders

The Corporate Governance Committee will consider shareholder recommendations for director nominees for election to the Board. If shareholders wish to nominate a person or persons for election to the Board at our 2027 Annual Meeting, written notice must be submitted to Kroger's Secretary, and received at our executive offices, in accordance with Kroger's Regulations, not later than March 29, 2027. Such notice should include the name, age, business address, and residence address of such person, the principal occupation or employment of such person, the number of Kroger common shares owned of record or beneficially by such person and any other information relating to the person that would be required to be included in a proxy statement relating to the election of directors. The Secretary will forward the information to the Corporate Governance Committee for its consideration. The Corporate Governance Committee will use the same criteria in evaluating candidates submitted by shareholders as it uses in evaluating candidates identified by the Corporate Governance Committee, as described above. See "Director Nominee Selection Process."

Additionally, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees at the 2027 Annual Meeting must provide notice to Kroger's Secretary that sets forth the information required by Rule 14a-19 of the Securities Exchange Act of 1934 (the "Exchange Act") no later than April 26, 2027, and must comply with the additional requirements of Rule 14a-19(b). However, if the date of the 2027 Annual Meeting is changed by more than 30 calendar days from the anniversary date of the Annual Meeting, then notice must be provided by the later of 60 calendar days prior to the date of the 2027 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2027 Annual Meeting is first made.

Eligible shareholders have the ability to submit director nominees for inclusion in our proxy statement for the 2027 Annual Meeting. To be eligible, shareholders must have owned at least 3% of our common shares for at least three years. Up to 20 shareholders are able to aggregate for this purpose. Nominations must be submitted to our Secretary at our principal executive offices no earlier than December 14, 2026, and no later than January 13, 2027. However, in the event that the 2027 Annual Meeting is set for a date that is more than 30 days before or more than 60 days after the anniversary date of the Annual Meeting, the nomination must be delivered by the 10th day following the day on which a public announcement of the 2027 Annual Meeting is first made by the Company.

Annual Board Evaluation Process

The Board and each of its Committees conduct an annual evaluation to determine whether the Board is functioning effectively both at the Board and at the Committee levels. As part of this annual evaluation, the Board assesses whether the current leadership structure and function continues to be appropriate for Kroger and its shareholders.

Every year, the Board's goal is to increase the effectiveness of the Board and the results of these evaluations are used for this purpose. The Corporate Governance Committee oversees an annual evaluation process led by either the Lead Director or an independent third party.

Each director completes a detailed annual evaluation of the Board and the Committees on which he or she serves and the Lead Director or an independent third-party conducts interviews with each of the directors. This year, the annual evaluation was conducted by the Lead Director.

Topics covered include, among others:
- The effectiveness of the Board and Board Committees and the active participation of all directors
- The Board and Committees' skills and experience and whether additional skills or experience are needed
- The effectiveness of Board and Committee meetings, including the frequency of the meetings
- Board interaction with management, including the level of access to management and the responsiveness of management
- The effectiveness of the Board's evaluation of management performance
- Additional subject matters the Board would like to see presented at their meetings or Committee meetings
- Board's governance procedures

- The culture of the Board to promote participation in a meaningful and constructive way

The results of this Board evaluation are discussed by the full Board and each Committee, as applicable, and changes to the Board's and its Committees' practices are implemented as appropriate.

Over the past several years, this evaluation process has contributed to various enhancements in the way the Board and the Committees operate, including increased focus on continuous Board refreshment and diversity of experience, skills and backgrounds of its members, as well as ensuring that Board and Committee agendas are appropriately focused on strategic priorities and provide adequate time for director discussion and input.

Outside Board Service

No director who is an officer of the Company may serve as a director of another company without the approval of the Corporate Governance Committee. Directors who are not officers of the Company may not serve as a director of another company if in so doing such service would interfere with the director's ability to properly perform his or her responsibilities on behalf of the Company and its shareholders, as determined by the Corporate Governance Committee. None of our current directors serve on more than three total public company Boards, including Kroger's Board.

Director Onboarding and Engagement

All directors are expected to invest the time and energy required to gain an in-depth understanding of our business and operations in order to enhance their strategic value to our Board. We develop tailored onboarding plans for each new director. We arrange meetings for each new director with appropriate officers and associates in order to familiarize him or her with the Company's strategic plans, financial statements, and key policies and practices. We also provide training on fiduciary obligations of board members and corporate governance topics, as well as committee-specific onboarding. From time to time, the Company will provide Board members with presentations from experts within and outside of the Company on topics relevant to the Board's responsibilities. Any member of the Board may attend accredited third-party training, and the expenses will be paid by the Company. Board meetings are periodically held at a location away from our home office in a geography in which we operate. In connection with these Board meetings, our directors learn more about the local business environment through meetings with our regional business leaders and visits to our stores, competitors' stores, manufacturing facilities, distribution facilities, and/or customer fulfillment centers.

Committees of the Board of Directors

To assist the Board in undertaking its responsibilities, and to allow deeper engagement in certain areas of company oversight, the Board has established five standing Committees: Audit, Compensation and Talent Development ("Compensation"), Corporate Governance, Finance, and Public Responsibilities. All Committees are composed exclusively of independent directors, as determined under the NYSE listing standards. Each Committee has the responsibilities set forth in its respective charter, each of which has been approved by the Board. The current charter of each Board Committee is available on our website at ir.kroger.com under Investors — Governance — Corporate Governance Guidelines.

The current membership, 2025 meetings, and responsibilities of each Committee are summarized below:

Name of Committee, Number of Meetings, and Current Members	Primary Committee Responsibilities
Audit Committee **Meetings in 2025: 5** **Members:** Anne Gates, *Chair* Karen M. Hoguet Ashok Vemuri	• Oversees the Company's financial reporting and accounting matters, including review of the Company's financial statements and the audit thereof, the Company's financial reporting and accounting process, and the Company's systems of internal control over financial reporting • Selects, evaluates, and oversees the compensation and work of the independent registered public accounting firm and reviews its performance, qualifications, and independence • Oversees and evaluates the Company's internal audit function, including review of its audit plan, policies and procedures, and significant findings • Oversees enterprise risk assessment and risk management, including review of cybersecurity risks and regular reports received from management and independent third parties • Reviews significant legal and regulatory matters • Reviews and monitors the Company's operational and third-party compliance programs and updates thereto • Reviews Ethics Hotline reports and discusses material matters • Reviews and approves related party transactions • Conducts executive sessions with the independent registered public accounting firm and Vice President, Internal Audit at each meeting • Conducts executive sessions with the Executive Vice President, General Counsel, and Secretary, Vice President and Chief Ethics & Compliance Officer, and Executive Vice President and Chief Financial Officer individually at least once per year

Name of Committee, Number of Meetings, and Current Members	Primary Committee Responsibilities
Compensation Committee **Meetings in 2025: 5** **Members:** Amanda Sourry, Chair Kevin M. Brown Clyde R. Moore Mark S. Sutton	• Recommends for approval by the independent directors the compensation of the CEO and approves the compensation of senior officers • Administers the Company's executive compensation policies and programs, including determining grants of equity awards under the plans • Reviews annual incentive plans and long-term incentive plan metrics and plan design • Reviews emerging legislation and governance issues and retail compensation trends • Reviews the Company's executive compensation peer group • Reviews CEO pay analysis • Reviews Human Capital Management • Has sole authority to retain and direct the Committee's compensation consultant • Assists the full Board with senior management succession planning • Conducts executive sessions with the Executive Vice President and Associate Experience Officer and independent compensation consultant
Corporate Governance Committee **Meetings in 2025: 2** **Members:** Mark S. Sutton, *Chair* Elaine L. Chao Anne Gates Clyde R. Moore	• Oversees the Company's corporate governance policies and procedures • Develops criteria for selecting and retaining directors, including identifying and recommending qualified candidates to be director nominees • Designates membership and Chairs of Board Committees • Oversees and administers Board evaluation process • Reviews the Board's performance • Establishes and reviews the practices and procedures by which the Board performs its functions • Reviews director independence, financial literacy, and designation of financial expertise • Administers director nomination process • Interviews and nominates candidates for director election • Reviews compliance with share ownership guidelines • Reviews and participates in shareholder engagement • Reviews and establishes independent director compensation • Oversees the annual CEO evaluation process conducted by the full Board

Name of Committee, Number of Meetings, and Current Members	Primary Committee Responsibilities
Finance Committee **Meetings in 2025: 3** **Members:** Karen M. Hoguet, *Chair* Nora A. Aufreiter Amanda Sourry Ashok Vemuri	• Oversees the Company's financial affairs and management of the Company's financial resources • Reviews the Company's annual and long-term financial plans, capital spending plans, capital allocation strategy, and use of cash • Approves and recommends for approval to the Board certain capital expenditures • Reviews the Company's dividend policy and share buybacks • Reviews strategic transactions, capital structure, including potential issuance of debt or equity securities, credit agreements, and other financing transactions • Monitors the investment management of assets held in pension and profit-sharing plans administered by the Company • Oversees the Company's policies and procedures on hedging, swaps, risk management, and other derivative transactions • Oversees the Company's engagement and relationships with, and standing in, the financial community

Public Responsibilities Committee
 	
Meetings in 2025: 3
 	
Members:
 	
Nora A. Aufreiter, *Chair*
Kevin M. Brown
Elaine L. Chao
	• Reviews the practices of the Company affecting its responsibility as a corporate citizen
	• Examines and reviews the Company's practices related to environmental sustainability, and social impact, including but not limited to
	  ✓ climate impacts
	  ✓ packaging
	  ✓ food and operational waste
	  ✓ food access
	  ✓ responsible sourcing
	  ✓ supplier opportunities
	  ✓ people safety, food safety, and pharmacy safety
	• Examines and reviews the Company's Sustainability and Social Impact strategy
	• Reviews the Company's community engagement and philanthropy
	• Reviews the Company's advocacy and public policy
	• Reviews the Company's communications and Corporate Brand stewardship
	• Assesses the Company's effort in evaluating and responding to changing public expectations and public issues that affect the business

Shareholder Engagement

Maintaining ongoing relationships with our shareholders, and understanding our shareholders' views, is a priority for both our Board and management team. We have a longstanding history of engaging with our shareholders through our investor relations program and our year-round governance outreach program, including participation by our Lead Director. In 2025, under the direction of the Board, we requested engagement meetings with 18 shareholders representing 37% of our outstanding shares and subsequently met with 17 shareholders representing 29% of our outstanding shares.

ENGAGEMENT		COMMUNICATION		FEEDBACK

Executive management, Investor Relations, Communications and Corporate Affairs, and the General Counsel engage on a regular basis with shareholders to solicit feedback on a variety of corporate governance matters, including, but not limited to, executive compensation, corporate governance policies and corporate responsibility practices. We proactively manage relationships to foster open dialogue with, and capture feedback from, more than 70 organizations on over 40 topics.

Kroger has a robust investor relations program, routinely interacting and communicating with shareholders through a number of forums, including quarterly earnings presentations, SEC filings, and the Annual Report and Proxy Statement, the Annual Meeting, investor meetings and conferences and web communications. We also publish an annual Responsible Business Report that outlines how the Company advances progress on key topics related to sustainability and social responsibility.

We share our shareholder feedback and trends and developments about corporate governance matters with our Board and its Committees as we seek to enhance our governance and responsible business practices and improve our disclosures.

We conduct shareholder outreach throughout the year to engage with shareholders on issues that are important to them and us. During these engagements in 2025 we discussed and solicited feedback on a range of topics, which informed Board discussions and decisions, including but not limited to:

Business Strategy

- Kroger's growth strategy, priorities, and value drivers
- Our value creation model and recent performance

Responsible Business Practices & Disclosures

- Discussions with investors regarding our responsible business strategy, *Thriving Together*, our topic management approach, and long-term sustainability and social impact goals
- Board oversight of *Thriving Together* and how responsible investing considerations are embedded across business operations
- Review of Zero Hunger | Zero Waste, our industry-leading platform for collective action and systems change to end hunger in our communities and eliminate food waste across our Company

Human Capital Management

- Our focus on our associates' well-being, including increasing our average hourly associate wage, comprehensive benefits, and opportunities for internal progression and leadership development training
- Workforce demographics reporting studies
- Leadership development and succession planning
- CEO search process

Compensation Structure

- Overview of our compensation program design and alignment of pay and performance
- Consideration of short- and long-term metrics, including financial and non-financial metrics
- The balance of equity and cash compensation, as well as fixed versus at risk compensation

Board and Board Oversight

- Board and Committee responsibilities for oversight of responsible business strategy priorities, and approach to risk management
- Kroger's latest formal materiality assessment, conducted in alignment with principles of double materiality. Overall shareholders expressed appreciation for the opportunity to have an ongoing discussion and were complimentary of Kroger's responsible business practices. Specifically, shareholders recognized the actions we took to formalize our responsible business strategy, *Thriving Together,* and how our Board oversees this strategy, including our goals and initiatives. These conversations provided valuable insights into our shareholders' evolving perspectives, which were shared with our full Board.

Board's Response to Shareholder Proposals

Accountability to our shareholders continues to be an important component of our success. We actively engage with our shareholder proponents. Every year, following our Annual Meeting, our Corporate Governance Committee considers the voting outcomes for shareholder proposals. In addition, our Corporate Governance Committee and other Committees, as appropriate, consider proposed courses of action in light of the voting outcomes for shareholder proposals under their oversight, as well as feedback provided directly from our shareholders.

Corporate Governance Guidelines

The Board has adopted the *Guidelines,* which provide a framework for the Board's governance and oversight of the Company. The *Guidelines* are available on our website at ir.kroger.com under Investors — Governance — Corporate Governance Guidelines. Shareholders may also obtain a copy of the *Guidelines,* at no cost, by making a written request to Kroger's Secretary at our executive offices. Certain key principles addressed in the *Guidelines* are summarized below.

Independence

The Board has determined that all of the current independent directors and nominees have no material relationships with Kroger and satisfy the criteria for independence set forth in Rule 303A.02 of the NYSE Listed Company Manual. Therefore, all independent directors and nominees are independent for purposes of the NYSE listing standards. The Board made its determination based on information furnished to the Company by each of the directors regarding their relationships with Kroger and its management, and other relevant information. The Board considered, among other things, that

- the value of any business transactions between Kroger and entities with which the directors are affiliated falls below the thresholds identified by the NYSE listing standards, and
- no directors had any material relationships with Kroger other than serving on our Board.

The Board also considered that Kroger purchases from Dell Technologies Inc. where Kevin Brown is an officer. The Board determined that these transactions do not impair independence of Mr. Brown as they are in the ordinary course of business on the same terms offered to similar purchases and do not exceed applicable independence thresholds.

Audit Committee Independence and Expertise

The Board has determined that Anne Gates, Karen M. Hoguet, and Ashok Vemuri, independent directors, each of whom is a member of the Audit Committee, are "Audit Committee Financial Experts" as defined by applicable Securities and Exchange Commission ("SEC") regulations and that all members of the Audit Committee are "financially literate" as that term is defined in the NYSE listing standards and are independent in accordance with Rule 10A-3 of the Exchange Act.

Code of Ethics

The Board has adopted *The Kroger Co. Policy on Business Ethics*, applicable to all officers, associates, and directors, including Kroger's principal executive, financial, and accounting officers. The *Policy on Business Ethics* is available on our website at ir.kroger.com under Investors — Governance — Policy on Business Ethics. Shareholders may also obtain a copy of the *Policy on Business Ethics* by making a written request to Kroger's Secretary at our executive offices.

Communications with the Board

The Board has established two separate mechanisms for shareholders and interested parties to communicate with the Board. Any shareholder or interested party who has concerns regarding accounting, improper use of Kroger assets, or ethical improprieties may report these concerns via a toll-free hotline (800-689-4609) or website (ethicspoint.com) established by the Board's Audit Committee. The concerns are investigated by Kroger's Vice President, Chief Ethics and Compliance Officer, and the Vice President of Internal Audit and reported to the Audit Committee as deemed appropriate.

Shareholders or interested parties also may communicate with the Board in writing directed to Kroger's Secretary at our executive offices. Communications relating to personnel issues, ordinary business operations, or companies seeking to do business with us, will be forwarded to the business unit of Kroger that the Secretary deems appropriate. Other communications will be forwarded to the Chair of the Corporate Governance Committee for further consideration. The Chair of the Corporate Governance Committee will take such action as he or she deems appropriate, which may include referral to the full Corporate Governance Committee or the entire Board.

Executive Officer Succession Planning

The *Guidelines* provide that the Compensation Committee will review Company policies and programs for talent development and evaluation of executive officers and will review management succession planning. The Committee evaluates the specific qualities, skills and experience that are needed to support Kroger's current and long-term business strategies.

Attendance

The Board held nine meetings in fiscal year 2025. During fiscal 2025, all incumbent directors attended at least 75% of the aggregate number of meetings of the Board and Committees on which that director served. Members of the Board are expected to use their best efforts to attend all annual meetings of shareholders. All Board members attended last year's Annual Meeting.

Independent Compensation Consultants

The Compensation Committee directly engaged Korn Ferry as a compensation consultant to advise the Compensation Committee in the design of compensation for executive officers and to advise with respect to the unique circumstances of the 2025 compensation cycle. In March 2025, the Compensation Committee also engaged Meridian Compensation Partners, LLC ("Meridian") as its independent compensation consultant.

In fiscal 2025, Kroger paid Korn Ferry $105,954 for work performed for the Compensation Committee. In fiscal 2025, Kroger paid Meridian $441,863 for work performed for the Compensation Committee. Kroger, on management's recommendation, retained Korn Ferry to provide other services for Kroger in fiscal 2025 for which Kroger paid $199,706. These other services consisted of salary surveys and executive coaching services. The Compensation Committee expressly approved Korn Ferry performing these additional services. After taking into consideration the NYSE's independence standards and the SEC rules, the Compensation Committee also determined that Korn Ferry was independent, and its work did not raise any conflict of interest.

The Compensation Committee may engage additional compensation consultants from time to time as it deems advisable.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee was an officer or associate of Kroger during fiscal 2025, and no member of the Compensation Committee is a former officer of Kroger or was a party to any related person transaction involving Kroger required to be disclosed under Item 404 of Regulation S-K. During fiscal 2025, none of our executive officers served on the board of directors or on the compensation committee of any other entity that has or had executive officers serving as a member of Kroger's Board of Directors or Compensation Committee of the Board.

The Board's Role in Risk Oversight

While risk management is primarily the responsibility of Kroger's management team, the Board is responsible for strategic planning and overall supervision of our risk management activities. The Board's oversight of the material risks faced by Kroger occurs at both the full Board level and at the Committee level, each of which may engage advisors and experts from time to time to provide advice and counsel on risk-related matters.

We believe that our approach to risk oversight optimizes our ability to assess inter-relationships among the various risks, make informed cost-benefit decisions, and approach emerging risks in a proactive manner for Kroger. We also believe that our risk oversight structure complements our current Board leadership structure, as it allows our independent directors, through the five fully independent Board Committees, and in executive sessions of independent directors led by the Lead Director, to exercise effective oversight of the actions of management's identification of risk and implementation of effective risk management policies and controls.

The Board receives presentations throughout the year from various department and business unit leaders that include discussion of significant risks, including newly identified and evolving high priority risks. When new risks are identified, management conducts, and either the full Board or the appropriate Board committee reviews and discusses, an enterprise risk assessment related to such new risks which may include human capital, supply chain, associate and customer health and safety, legal, regulatory, and other risks. Management and the Board then discuss the relative severity of each category of risk as well as mitigating actions and considerations relating to disclosures of material risks.

At each Board meeting, the CEO addresses matters of particular importance or concern, including any significant areas of risk, such as newly identified risks, that require Board attention. Additionally, through dedicated sessions focusing entirely on corporate strategy, the full Board reviews in detail Kroger's short- and long-term strategies, including consideration of significant risks facing Kroger – either immediately or longer term – and their potential impact. The independent directors, in executive sessions led by the Lead Director, address matters of particular concern, including significant areas of risk, that warrant further discussion or consideration outside the presence of Kroger employees. At the committee level, reports are given by management subject matter experts to each Committee on risks within the scope of their charters. Each Committee reports to the full Board at each meeting, including any areas of risk discussed by the Committee.

The Audit Committee has oversight responsibility not only for financial reporting of Kroger's major financial exposures and the steps management has taken to monitor and control those exposures, but also for the effectiveness of management's processes that monitor and manage key business risks facing Kroger, as well as the major areas of risk exposure, and management's efforts to monitor and control the major areas of risk exposure. The Audit Committee incorporates its risk oversight function into its regular reports to the Board and also discusses with management its policies with respect to risk assessment and risk management.

Cybersecurity Governance

Our Vice President, Chief Ethics and Compliance Officer provides regular updates to the Audit Committee on our compliance risks and actions taken to mitigate such risks. In addition, the Audit Committee is charged with oversight of data privacy and cybersecurity risks. Protection of our customers' data is a fundamental priority for our Board and management team. Kroger's Chief Digital Officer (CDO) and Chief Information Security Officer (CISO) provide a quarterly update at each Committee meeting on cybersecurity risks and related mitigating actions to the Audit Committee, meet with the full Board and the Audit Committee at least annually, and inform the Committee immediately if a cybersecurity incident is deemed material. They report to the Audit Committee and the Board on compliance and regulatory issues, provide updates concerning continuously-evolving threats and mitigating actions, and present a NIST Cybersecurity Framework Scorecard. Additionally, the CDO and CISO discuss and present strategies to address geopolitical threats that may impact operations as well as technological changes, such as AI and quantum computing. In overseeing cybersecurity risks, the Audit Committee focuses on aggregated, thematic issues with a risk-based approach. Oversight of cybersecurity risk incorporates strategy metrics, third party cyber risk assessments, and internal audit and controls. An independent third party also regularly reports to the Audit Committee and the full Board on cybersecurity, and best practices for cybersecurity oversight by the Board, and the evolution of that oversight over time. Management also reports on strategic key risk indicators, ongoing initiatives, and significant incidents and their impact. We experience cybersecurity threats and incidents from time to time. We are not aware of any material risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, and we have not experienced a cybersecurity threat or incident that has materially affected Kroger in at least the last three years. There can be no assurance that cybersecurity threats will not have a material effect on us in the future.

For more information please see Item 1C. Cybersecurity in the Company's Annual Report on Form 10-K for the year ended January 31, 2026 filed with the SEC on March 31, 2026.

Director Compensation

2025 Director Compensation

The following table describes the fiscal year 2025 compensation for independent directors. Mr. Sargent, during his tenure as our Interim CEO, and Mr McMullen, our former CEO, did not receive compensation for their Board service. Mr. Sargent, our Chairman of the Board, served as an independent director and lead director for the months of February and a portion of March, 2025 and received compensation as such.

Name	Fees Earned or Paid in Cash	Stock Awards[1]	Change in Pension Value and Nonqualified Deferred Compensation[2]	Total
Nora A. Aufreiter	$124,628	$198,892	$0	$323,520
Kevin M. Brown	$104,688	$198,892	$0	$303,580
Elaine L. Chao	$104,688	$198,892	$0	$303,580
Anne Gates	$139,583	$198,892	$0	$338,475
Karen M. Hoguet	$134,598	$198,892	$0	$333,490
Clyde R. Moore	$117,961	$198,892	$4,599	$321,452
Ronald L. Sargent	$28,647	$0	$6,837	$35,484
Amanda Sourry	$118,023	$198,892	$0	$316,915
Mark S. Sutton	$159,688	$198,892	$0	$358,580
Ashok Vemuri	$114,658	$198,892	$0	$313,550

(1) Amounts reported in the Stock Awards column represent the aggregate grant date fair value of the annual incentive share award, computed in accordance with FASB ASC Topic 718. On July 15, 2025, each independent director then serving received 2,767 incentive shares with a grant date fair value of $198,892.

(2) The amount reported for Mr. Sargent represents preferential earnings on nonqualified deferred compensation. For a complete explanation of preferential earnings, please refer to footnote 5 to the Summary Compensation Table. Mr. Moore's pension value increased by $4,599 which represents the change in actuarial present value of his accumulated benefit under the pension plan for independent directors. This change in value of accumulated pension benefits is included in the Director Compensation Table above. Pension values may fluctuate significantly from year to year depending on a number of factors, including age, average annual earnings, and the assumptions used to determine the present value, such as the discount rate. The increase in the actuarial present value of his accumulated pension benefit for 2025 is primarily due to a decrease in the discount rate which was offset due to aging.

Annual Compensation

In 2025, each independent director received an annual cash retainer of $105,000. The Lead Director received an additional annual retainer of $40,000 per year; the members of the Audit Committee each received an additional annual retainer of $10,000; the Chair of the Audit Committee received an additional annual retainer of $25,000; and the Chair of each of the other Committees received an additional annual retainer of $20,000. Each independent director also received an annual grant of incentive shares (Kroger common shares) with a value of approximately $200,000.

The Board has determined that compensation of independent directors must be competitive on an ongoing basis to attract and retain directors who meet the qualifications for service on the Board. Independent director compensation will be reviewed from time to time as the Corporate Governance Committee deems appropriate.

Pension Plan

Independent directors first elected prior to July 17, 1997, receive an unfunded retirement benefit equal to the average cash compensation for the five calendar years preceding retirement. Only Mr. Moore is eligible for this benefit. Benefits begin at the later of actual retirement or age 65.

Nonqualified Deferred Compensation

We maintain a deferred compensation plan for independent directors. Participants may defer up to 100% of their cash compensation and/or the receipt of all (and not less than all) of the annual award of incentive shares.

Cash Deferrals

Cash deferrals are credited to a participant's deferred compensation account. Participants may elect from either or both of the following two alternative methods of determining benefits:

- interest accrues until paid out at the rate of interest determined prior to the beginning of the deferral year to represent Kroger's cost of ten-year debt; and/or
- amounts are credited in "phantom" stock accounts and the amounts in those accounts fluctuate with the price of Kroger common shares.

In both cases, deferred amounts are paid out only in cash, based on deferral options selected by the participant at the time the deferral elections are made. Participants can elect to have distributions made in a lump sum or in quarterly installments, and may make comparable elections for designated beneficiaries who receive benefits in the event that deferred compensation is not completely paid out upon the death of the participant.

Incentive Share Deferrals

Participants may also defer the receipt of all (and not less than all) of the annual award of incentive shares. Distributions will be made by delivery of Kroger common shares within 30 days after the date which is six months after the participant's separation of service.

Director Stock Ownership Guidelines

Independent directors are required to own shares equivalent to five times their annual base cash retainer. For more details on the Stock Ownership Guidelines, see page 52.

Beneficial Ownership of Common Stock

The following table sets forth the common shares beneficially owned as of April 28, 2026 by Kroger's directors, nominees for director, the NEOs, and the directors, nominees for director and executive officers as a group. The percentage of ownership is based on 612,633,958 of Kroger common shares outstanding on April 28, 2026. Shares reported as beneficially owned include shares held indirectly through Kroger's defined contribution plans and other shares held indirectly, as well as shares subject to stock options exercisable on or before June 26, 2026. Except as otherwise noted, each beneficial owner listed in the table has sole voting and investment power with regard to the common shares beneficially owned by such owner. Unless otherwise indicated, the address of each of the beneficial owners listed below is c/o Secretary, The Kroger Co., 1014 Vine Street, Cincinnati, OH 45202.

Name	Amount and Nature of Beneficial Ownership[1]	Options Exercisable on or before June 26, 2026 – included in column (a)
Mary Ellen Adcock	343,218	143,890
Nora A. Aufreiter[2]	60,033	—
Kevin M. Brown	21,805	—
Mitchell R. Butier	—	—
Elaine L. Chao[2]	19,556	—
Yael Cosset	368,736	210,868
Todd A. Foley	12,000	—
Greg Foran	48,026	—
Anne Gates[2]	55,203	—
Karen M. Hoguet[3]	30,353	—
David J. C. Kennerley	73,443	7,704
Timothy A. Massa[4]	564,010	313,698
W. Rodney McMullen[5]	84,797	—
Clyde R. Moore	85,850	—
Ronald L. Sargent[2]	323,235	—
Amanda Sourry	21,805	—
Mark S. Sutton[2]	49,727	—
Ashok Vemuri	35,701	—
Directors, nominees for director and executive officers as a group (22 persons, including those named above) [6]	2,492,061	825,866

(1) No director, nominee for director, or executive officer owned as much as 1% of Kroger common shares. The directors, nominees for director and executive officers as a group beneficially owned 0.4% of Kroger common shares.

(2) This amount includes incentive share awards that were deferred under the deferred compensation plan for independent directors in the following amounts: Ms. Aufreiter, 10,726; Ms. Chao, 15,472; Ms. Gates, 24,178; Mr. Sargent, 68,237; Mr. Sutton, 7,383.

(3) This amount includes 2,075 shares held by Ms. Hoguet's spouse. She disclaims beneficial ownership of these shares.

(4) This amount includes 115,000 shares held in a trust by Mr. Massa's spouse. He disclaims beneficial ownership of these shares.

(5) This amount represents shares beneficially owned by Mr. McMullen as of the date of his resignation on March 2, 2025. The Company does not have information as to his current share ownership.

(6) Mr. McMullen and Mr. Foley are departed executive officers and as such are not included in this group (Mr. McMullen resigned on March 2, 2025, and Mr. Foley retired on June 30, 2025).

The following table sets forth information regarding the beneficial owners of more than five percent of Kroger common shares as of April 28, 2026, based on reports on Schedule 13G filed with the SEC.

Name	Address	Amount and Nature of Ownership	Percentage of Class
Berkshire Hathaway Inc.	3555 Farnman Street Omaha, NE 68131	50,000,000[1]	7.0%
BlackRock, Inc.	50 Hudson Yards New York, NY 10001	54,223,923[2]	7.5%
State Street Corporation	One Congress Street, Suite 1 Boston, MA 02114	31,992,265[3]	5.1%

(1)   Reflects beneficial ownership by Berkshire Hathaway Inc. as of December 31, 2022, as reported on Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2023, reporting shared voting power with respect to 50,000,000 common shares, and shared dispositive power with respect to 50,000,000 common shares.

(2)   Reflects beneficial ownership by BlackRock Inc., as of March 31, 2025, as reported on Amendment No. 18 to Schedule 13G filed with the SEC on April 17, 2025, reporting sole voting power with respect to 48,825,300 common shares, and sole dispositive power with respect to 54,223,923 common shares.

(3)   Reflects beneficial ownership by State Street Corporation, as of December 31, 2025, as reported on Schedule 13G filed with the SEC on February 9, 2026, reporting shared voting power with respect to 20,556,750 common shares, and shared dispositive power with respect to 31,987,451 common shares.

Section 16(a) Reports

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Those officers, directors and shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of Forms 3 and 4 received by Kroger, and any written representations from certain reporting persons that no Forms 5 were required for those persons, we believe that during fiscal 2025 all filing requirements applicable to our officers, directors and 10% beneficial owners were timely satisfied, with the following exceptions: In October 2025, Megan N. Shaffer was late in the filing of a Form 4 to report one grant of restricted stock and stock options awarded under a Company long-term incentive plan due to an administrative error by the Company, and in February 2026, Victor R. Smith was late in the filing of a Form 3 due to SEC delay in the processing of Form ID applications.

Related Person Transactions

The Board has adopted a written policy requiring that any Related Person Transaction may be consummated or continue only if the Audit Committee approves or ratifies the transaction in accordance with the policy. A "Related Person Transaction" is one (a) involving Kroger, (b) in which one of our directors, nominees for director, executive officers, or greater than five percent shareholders, or their immediate family members, have a direct or indirect material interest; and (c) the amount involved exceeds $120,000 in a fiscal year. Pursuant to our policy, our Audit Committee has pre-approved transactions with Related Persons that are in the ordinary course of business if the aggregate amount involved in any fiscal year does not exceed the greater of $1,000,000 or 2 percent of such other company's consolidated gross revenues; provided that such transactions are reported to the Audit Committee at regular committee meetings.

The Audit Committee will approve only those Related Person Transactions that are in, or not inconsistent with, the best interests of Kroger and its shareholders, as determined by the Audit Committee in good faith in accordance with its business judgment. No director may participate in any review, approval, or ratification of any transaction if he or she, or an immediate family member, has a direct or indirect material interest in the transaction.

Where a Related Person Transaction will be ongoing, the Audit Committee may establish guidelines for management to follow in its ongoing dealings with the related person and the Audit Committee will review and assess the relationship on an annual basis to ensure it complies with such guidelines and that the Related Person Transaction remains appropriate.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") provides an overview of the key elements and philosophy of our executive compensation program as well as how and why the Compensation Committee and our Board of Directors made specific compensation decisions and policies with respect to our Named Executive Officers ("NEOs").

Executive Summary



We delivered strong performance in 2025. Kroger achieved strong results in 2025, building on growth over the last three years. We delivered a fresh, affordable, and seamless shopping experience for our customers, with zero compromise on quality, selection, or convenience. We also delivered on our financial commitments through our strong, resilient Value Creation Model. In 2025, we achieved financial performance results of ID sales growth, without fuel, of 2.9%[1], and adjusted FIFO operating profit, including fuel, of $4.9 billion[2].



Our executive compensation program aligns with long-term shareholder value creation. On average, 85% of the non-CEO NEOs' compensation is at risk and performance-based, tied to achievement of financial and operational performance targets that are important to our shareholders and our long-term share price performance.



The annual performance incentive was earned slightly below target. The annual incentive program, based on a grid of identical sales, excluding fuel, and adjusted FIFO operating profit, including fuel, paid out at 93.84% of target, based on the goals and targets set by the Committee.



The long-term performance incentive payout reflects alignment with performance over fiscal years 2023, 2024, and 2025. Long-term performance unit equity awards granted in 2023 and tied to commitments made to our investors and other stakeholders regarding long-term sales growth, value creation (iTSR) metric, our commitment to Fresh, and relative Total Shareholder Return were earned at 32.4% of target.



We prioritized investment in our people. We strive to create a culture of opportunity for more than 403,000 associates and take seriously our role as a leading employer in the United States. In 2025, we invested in our associates by continuing to raise our average hourly wage to above $20, or above $26 including comprehensive benefits.

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[1] Excludes adjustment items.

[2] See pages 28-36 of our Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March 31, 2026, for a reconciliation of GAAP operating profit to adjusted FIFO operating profit.

Our Named Executive Officers for Fiscal 2025

Name	Title
Ronald L. Sargent*	Interim Chief Executive Officer and Chairman
David J. C. Kennerley**	Executive Vice President and Chief Financial Officer
Mary Ellen Adcock	Executive Vice President and Chief Merchant and Marketing Officer
Yael Cosset	Executive Vice President and Chief Digital Officer
Timothy A. Massa	Executive Vice President and Associate Experience Officer
Todd A. Foley**	Former Senior Vice President and Chief Financial Officer
W. Rodney McMullen*	Former Chairman and Chief Executive Officer

*As disclosed on our Form 8-K filed with the SEC on March 3, 2025, Rodney McMullen resigned on March 2, 2025 and the Board appointed Ronald Sargent Interim CEO on March 2. Thus, this CD&A reflects the compensation received by Mr. Sargent as Interim Chief Executive Officer for his services for the time period beginning March 2, 2026 through the fiscal year ended January 31, 2026.

**As disclosed on our Form 8-K filed with the SEC on February 13, 2025, Mr. Kennerley was appointed Senior Vice President and Chief Financial Officer, effective as of April 3, 2025. Mr. Kennerley joined Kroger on March 10, 2025 as Senior Vice President. Mr. Foley continued in his role as Interim Chief Financial Officer until April 3, 2025, following which he remained a Senior Vice President until his retirement on June 30, 2025.

Fiscal 2025 Financial and Strategic Performance Highlights

Kroger achieved strong results in 2025 as we executed on our strategy of focusing on growing households and increasing customer loyalty by delivering great value and convenience, and investing in Fresh, Our Brands, Personalization, and eCommerce.

In 2025, we achieved an increase in ID Sales, without fuel, of 2.9%, excluding adjustment items, and adjusted FIFO operating profit of $4.9 billion. We have built a digital platform that allows customers to shift effortlessly between store, pick up, and delivery solutions. In 2025, we increased eCommerce sales, led by a strong demand for our Delivery solutions.

As part of our Zero Hunger | Zero Waste social and environmental impact plan, in 2025, we donated 536 million meals to feed families across America.

Our proven go-to-market strategy enables us to successfully navigate many operating environments. We believe that by delivering value for our customers, investing in our associates and serving our communities, we will continue to achieve attractive and sustainable total returns for our shareholders.

2025 Advisory Vote to Approve Executive Compensation and Shareholder Engagement

At the 2025 annual meeting, we held our annual advisory vote on executive compensation. Approximately 93% of the votes cast were in favor of the advisory vote. As part of our ongoing dialogue with our shareholders regarding governance matters, in 2025, we requested meetings with 18 shareholders representing 37% of our outstanding shares during proxy season and off-season engagement and subsequently met with 17 shareholders representing 29% of our outstanding shares.

Conversations in these meetings included discussions about our NEOs' compensation program, with our shareholders providing feedback that they appreciated the pay-for-performance structure of our executive pay program. The Compensation Committee considers both the general and specific feedback received from shareholders, and with the guidance of our independent compensation consultant, incorporates that input into compensation design and outcomes.

2025 Compensation Program Overview

The fixed and at-risk pay elements of the non-CEO NEO compensation program for 2025 are reflected in the following table and charts.

	Element	Form	Description	
ANNUAL / SHORT-TERM INCENTIVE	Base Salary	Cash	• Attract, incentivize, retain talented executives • Fixed cash component • Reviewed annually • No automatic or guaranteed increases • Based on individual performance & experience	**FIXED**
	Annual Incentive Plan	Cash Bonus	• Metrics and targets align with annual business goals; payout depends on actual performance against each goal • Rewards and incentivizes Kroger employees, including NEOs, for annual performance on key financial and operational metrics	**VARIABLE / AT-RISK**
LONG-TERM INCENTIVE	Performance-Based Equity	Performance Units	• Performance units are equity grants which are "paid out" in Kroger common shares, dependent upon company performance against each goal, at the end of the 3-year performance period • Measures performance on key financial and operational metrics over a 3-year period and payout is subject to a relative TSR modifier • Designed to create shareholder value, foster executive retention, and align NEO and shareholder interests	
	Time-Based Equity	Restricted Stock / Stock Options	• Stock options and restricted stock for NEOs vest ratably over 4 years; exercise price of stock options is closing price on day of grant • Provides direct alignment to stock price appreciation and rewards executives for the achievement of long-term business objectives and providing incentives for the creation of shareholder value	

Fiscal Year 2025 Interim CEO Compensation

As disclosed on our Form 8-K filed with the SEC on March 3, 2025, the Board appointed Ronald L. Sargent to serve as Interim CEO and Chairman of the Board effective March 2, 2025. In determining the compensation arrangements for Mr. Sargent, in his role as Interim CEO, the Compensation Committee and the Board considered the temporary nature of the appointments and the need to provide leadership continuity while the Board conducted its comprehensive CEO search. Accordingly, the approach we used to determine Interim CEO compensation for 2025 differed substantially from the process that we have historically used to determine annual CEO compensation. In particular, Mr. Sargent received a base salary for the period of his service as Interim CEO. Further, while the Compensation Committee determined that participation in certain standard long-term incentive plans would not be appropriate given the interim and transitional nature of the Interim CEO role, Mr. Sargent was granted restricted shares as part of his 2025 Interim CEO compensation. The Board consulted with its compensation consultant in setting Mr. Sargent's base salary and reviewed compensation practices for "Interim" CEOs in S&P 300 companies. Additionally, the Board approved a grant of restricted shares in December 2025 to Mr. Sargent which reflected the Board's assessment of his contributions and impact along with the Company's performance during the period of service.

The Compensation Committee believes this compensation structure was appropriate given the interim nature of the role and consistent with the Company's overall executive compensation objectives. No compensation other than base salary and certain dividend payments and retirement program contributions was provided for Mr. McMullen for fiscal year 2025 due to his resignation on March 2, 2025 as disclosed on our Form 8-K filed with the SEC on March 3, 2025.

For purposes of this CD&A, unless otherwise described below, descriptions of NEO compensation does not include the Interim CEO's compensation for 2025.

Named Executive Officer (non-CEO) Target Pay Mix

The amounts used in the chart below are based on 2025 target direct compensation for the average of the non-CEO NEOs. As illustrated below, on average, 85% of the non-CEO NEOs' compensation is at risk.



Average of Non-CEO NEOs Compensation

Our Compensation Philosophy and Objectives

Our executive compensation philosophy is to attract and retain the best management talent as well as motivate such associates to achieve our business and financial goals. Kroger's incentive plans are designed to reward the actions that lead to long-term value creation. We believe our strategy creates value for shareholders in a manner consistent with Kroger's purpose: To Feed the Human Spirit. The Compensation Committee believes that there is a strong link between our business strategy, the performance metrics in our short-term and long-term incentive programs, and the business results that drive shareholder value.

To achieve our objectives, the Compensation Committee seeks to ensure that compensation is competitive and that there is a strong link between pay and performance. To do so, it is guided by the following principles:

- Compensation must be designed to attract, retain and motivate those individuals who are best suited to be an NEO at Kroger and drive long-term value for shareholders.

- A significant portion of pay should be performance-based, with the percentage of total pay tied to performance increasing proportionally with an NEO's level of responsibility.

- Compensation should include incentive-based pay to drive performance, providing superior pay for superior performance, including both a short- and long-term focus.

- Compensation policies should include an opportunity for, and a requirement of, significant equity ownership to align the interests of NEOs and shareholders.

- Components of compensation should be tied to an evaluation of business and individual performance measured against metrics that directly drive our business strategy.

- Compensation plans should provide a direct line of sight to Company performance.

- Compensation programs should be aligned with market practices.

- Compensation programs should serve to both motivate and retain talent.

Summary of Key Compensation Practices

What we do:	What we do not do:
✓ Alignment of pay and performance	× No special severance or change in control programs applicable only to NEOs
✓ Stock ownership guidelines for executives	× No cash component in long-term incentive plans
✓ Multiple performance metrics under our short- and long-term performance-based plans discourage excessive risk taking and align with our long-term value creation strategy	× No tax gross-up payments for executives, except for relocation expenses
✓ Double-trigger change in control provisions in all equity awards	× No special executive life insurance benefit
✓ Double-trigger change in control provisions in cash severance benefits	× No re-pricing or backdating of stock options without shareholder approval
✓ All long-term compensation is equity-based	× No guaranteed salary increases or bonuses
✓ Engagement of an independent compensation consultant	× No payment of dividends or dividend equivalents until performance units are earned
✓ Robust clawback policy	× No evergreen or reload feature; no shares can be added to stock plan without shareholder approval
✓ Ban on hedging, pledging, and short sales of Kroger securities	
✓ Minimal perquisites	

Establishing Each Component of Executive Compensation

The Compensation Committee recommended, and the independent members of the Board determined, the Interim CEO's compensation. In 2025, the Interim CEO recommended, and the Compensation Committee determined, each component of the other NEOs' compensation. The Compensation Committee made changes to NEO compensation in March of 2025. Equity awards were granted in March and salary and annual incentive plan increases were effective April 1, 2025.

The Compensation Committee determines the amount of each NEO's salary, annual cash incentive plan target, and long-term equity compensation by taking into consideration numerous factors including:
• An assessment of individual contribution and performance;
• Comparative compensation analysis involving comparable positions at peer group companies;
• Level in organization and tenure in role; and
• Internal equity among executives.

The assessment of individual contribution and performance is a qualitative determination, based on the following factors:
• Leadership;
• Contribution to the executive officer group;
• Achievement of established performance objectives;
• Decision-making abilities;
• Performance of the areas or groups directly reporting to the NEO;
• Support of company culture;
• Strategic thinking and impact; and
• Demonstrated commitment to Kroger's Values: Safety, Honesty, Integrity, Respect, Diversity, and Inclusion.

At the end of each year, individual performance is evaluated based on the NEO's performance objectives listed above, and the results of that evaluation are used in the determination of salary increases, target bonus opportunities, and the grant amount of all equity awards: restricted stock and stock options, which are time-based, and performance units granted under the long-term incentive plan, which are performance-based.

Elements of 2025 Compensation

2025 Salary

Our philosophy with respect to salary is to provide a sufficient and stable source of fixed cash compensation that is competitive with the market to attract and retain a high caliber leadership team. NEO salaries, effective April 1, 2025 and April 1, 2026, were as follows:

Name	2024 Base Salary	2025 Base Salary
Ronald Sargent	-	$4,350,000
David J.C. Kennerley	-	$800,000
Mary Ellen Adcock	$900,000	$900,000
Yael Cosset	$950,000	$1,000,000
Timothy A. Massa	$935,000	$990,000
Todd A. Foley	$600,000	$600,000
W. Rodney McMullen	$1,450,000	–

The Compensation Committee set Mr. Kennerley's 2025 base salary and target annual incentive based on an arm's length negotiation and advice from the compensation consultant.

2025 Annual Incentive Plan

The NEOs participate in a corporate performance-based annual cash incentive plan. The corporate annual cash incentive plan is a broad-based plan used across the Kroger enterprise. Approximately 46,000 associates are eligible to receive incentive payouts based all or in part on the incentive plan described below. The value of annual cash incentive awards that the NEOs earn each year is based upon Kroger's overall company performance compared to goals established by the Compensation Committee based on the business plan adopted by the Board of Directors.

A minimum level of performance must be achieved before any payout is earned, while a payout of up to 210% of target incentive potential can be achieved for superior performance on the corporate plan metrics. There are no guaranteed or minimum payouts; if none of the performance goals are achieved, then no incentive is earned and no payout is made.

The annual cash incentive plan is designed to encourage decisions and behavior that drive the annual operating results and the long-term success of the Company. Kroger's success is based on a combination of factors, and accordingly, the Compensation Committee believes that it is important to encourage behavior that supports multiple elements of our business strategy.

NEO target incentive potentials for fiscal years 2024 and 2025, were as follows:

Name	2024 Target Annual Incentive	2025 Target Annual Incentive
Ronald Sargent	-	-
David J.C. Kennerley	-	$800,000
Mary Ellen Adcock	$900,000	$900,000
Yael Cosset	$950,000	$1,000,000
Timothy A. Massa	$900,000	$990,000
Todd A. Foley	$700,000	$700,000
W. Rodney McMullen	$2,900,000	-

2025 Annual Incentive Plan Metrics

Potential payouts under the plan are based on Company performance on three primary metrics: ID Sales, excluding Fuel and Pharmacy, Adjusted FIFO Operating Profit, including Fuel and Pharmacy, and Pharmacy Script Count Growth, plus a potential kicker based on Composite Scores. The performance objectives are shown in the grid below, with payouts interpolated for actual performance between levels.

Metric	Rationale for Use
ID Sales, excluding Fuel and Pharmacy	• Identical Sales ("ID Sales") represent sales, excluding fuel and pharmacy, at our supermarkets that have been open without expansion or relocation for five full quarters, excluding supermarket fuel sales, plus sales growth at all other customer-facing non-supermarket businesses. • We believe that ID Sales are the best measure of real growth of our sales across the enterprise. A key driver of our model is ID Sales growth, without fuel.
Adjusted FIFO Operating Profit, including Fuel and Pharmacy	• This financial metric equals gross profit, excluding the LIFO charge, minus OG&A, minus rent, and minus depreciation and amortization. • Adjusted FIFO Operating Profit, including fuel and pharmacy, is a key measure of company success as it tracks our earnings from operations, and it measures our day-to-day operational effectiveness. It is a useful measure to investors because it reflects the revenue and expense that a company can control.
Pharmacy Script Count	• Pharmacy sales results are volatile due to multiple factors including GLP-1 growth, Inflation Reduction Act, and mix changes. • Measures the success of growing our prescription business.
Composite Score Kicker*	• Achieving a high composite score reflects execution of an improved customer experience through operational excellence and consistent delivery of our standard of performance, which ultimately drives higher sale and earnings results.

*Composite Score Kicker metric provides that an additional 10% payout can be earned if 70% of stores are at 62%+ for composite score and less than 5% of stores are at 0% to 50% composite score. There is no payout of the Composite Score Kicker if the foregoing metrics are not met.

The goals established by the Compensation Committee were as follows:

Annual 2025 AIP Grid			Total Identical Sales Excluding Fuel & Pharmacy														
			0.00%	0.40%	0.75%	1.00%	1.25%	1.50%	1.70%	1.90%	2.10%	2.30%	2.55%	2.80%	3.05%	3.50%	4.00%
Adjusted FIFO Operating Profit ($M)	≥	4,410	0%	5%	30%	35%	40%	45%	50%	60%	70%	75%	80%	85%	90%	100%	120%
	≥	4,610	5%	15%	40%	45%	50%	55%	60%	70%	80%	85%	90%	95%	100%	110%	130%
	≥	4,710	10%	25%	50%	55%	60%	65%	70%	80%	90%	95%	100%	105%	110%	120%	140%
	≥	4,810	15%	35%	60%	65%	70%	75%	80%	90%	100%	105%	110%	115%	120%	130%	150%
	≥	4,910	20%	45%	70%	75%	90%	93%	97%	100%	110%	115%	120%	125%	130%	140%	160%
	≥	5,010	25%	55%	80%	85%	100%	103%	107%	110%	120%	125%	130%	135%	140%	150%	170%
	≥	5,110	30%	65%	90%	105%	110%	113%	117%	120%	130%	135%	140%	145%	150%	160%	180%
	≥	5,210	35%	75%	100%	110%	120%	123%	127%	130%	140%	145%	150%	155%	160%	170%	190%
	≥	5,410	40%	85%	110%	120%	130%	133%	137%	140%	150%	155%	160%	165%	170%	180%	200%

2025 Annual Incentive Plan – Actual Results and Payout Percentage

Corporate Plan Metric	2025 Performance[1]	Weight	Payout
Identical Sales, excluding fuel & pharmacy	1.13%	90%	82.04%
Adjusted Net Operating Profit, including fuel and pharmacy	$4.9 B		
Pharmacy Script Count Growth [2]	10%	10%	100%
Composite Score Kicker			**10%**
Total Payout			**93.84%**

(1) See grid above.

(2) The pharmacy script growth metric could be paid out up to 10% if the Company achieved pharmacy script growth above a pre-determined growth target. There were various cut-ins if the pharmacy script growth metric did not hit the target.

Following the close of the 2025 fiscal year, the Compensation Committee reviewed Kroger's performance against each of the metrics outlined above and determined the extent to which Kroger achieved those objectives. Our performance compared to the goals established by the Compensation Committee resulted in a payout of 93.84% of the participant's incentive plan target for the NEOs, with the exception of Mr. McMullen and Ms. Adcock as discussed below. Mr. McMullen did not receive an incentive payment for 2025.

Ms. Adcock received an annual bonus amount equal to 79.39% of her bonus potential because it included the corporate annual plan described above and team metrics as follows. The team metrics measured supermarket ID sales, excluding pharmacy and fuel, supermarket selling gross dollars including shrink dollars for all departments excluding pharmacy and fuel, and fuel gallons growth and fuel EBITDA grid.

Corporate Plan Metric	Payout Percentage	Weight
Corporate Annual Bonus Plan	82.04%	60%
Team Metrics	45.93%	40%
Composite Score Kicker	**10%**	
Payout	**79.39%**	

The Compensation Committee maintains the ability to reduce the annual cash incentive payout for all executive officers, including the NEOs, if they determine for any reason that the incentive payouts were not appropriate given their assessment of Company or individual performance. The Compensation Committee did not exercise such discretion for 2025 payouts.

As described above, the corporate annual incentive payout percentage is applied to each NEO's incentive plan target which is determined by the Compensation Committee. The actual amounts of performance-based annual incentive paid to the NEOs for 2025 are reported in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column.

Long-Term Compensation Program

The Compensation Committee believes in the importance of providing an incentive to the NEOs to achieve the long-term goals established by the Board. As such, a majority of NEO compensation is dependent on the achievement of those goals. Long-term compensation promotes long-term value creation and discourages the over- emphasis of attaining short-term goals at the expense of long-term growth.

The long-term incentive program is structured to be a combination of performance- and time-based compensation that reflects elements of financial and common share performance to provide both retention value and alignment with Company performance. The Compensation Committee determined that, for all executive officers, all long-term compensation would generally be equity-based as follows: 50% of equity granted under the program would be, performance-based and the remaining 50% of equity would be time-based, consisting of 30% in restricted stock and 20% in stock options.

Each year, NEOs receive grants under the long-term compensation program, which is structured as follows:

- *Performance-Based (50% of NEO long-term target compensation)*

  - Long-term performance-based compensation is provided under a Long-Term Incentive Plan adopted by the Compensation Committee. The Committee adopts a new performance plan every year, measuring improvement on the Company's long-term goals over successive three-year periods. Accordingly, at any one time there are three plans outstanding, which are summarized below.

  - Under the Long-Term Incentive Plans, NEOs receive grants of equity called performance units. A target number of performance units based on level and individual performance is awarded to each participant at the beginning of the three-year performance period.

  - Payouts under the plan are contingent on the achievement of certain strategic performance and financial measures and incentivize recipients to promote long-term value creation and enhance shareholder value by supporting the Company's long-term strategic goals.

  - The payout percentage, based on the extent to which the performance metrics are achieved, is applied to the target number of performance units awarded. Then, a modifier based on Relative Total Shareholder Return compared to the S&P 500 is applied, which can increase or decrease the payout.

  - Performance units are paid out in Kroger common shares based on actual performance, along with dividend equivalents for the performance period on the number of earned common shares.

- *Time-Based (50% of NEO long-term target compensation)*

  - Long-term time-based compensation consists of 20% stock options and 30% restricted stock, which are linked to common share performance, creating alignment between the NEOs' and our shareholders' interests. Historically, grants vest ratably over four years.

  - Stock options have no initial value and recipients only realize benefits if the value of our common shares increases following the date of grant, further aligning the NEOs' and our shareholders' interests.

Amounts of long-term compensation awards issued and outstanding for the NEOs are set forth in the Executive Compensation Tables section.

Summary of The Three Long-Term Incentive Plans Outstanding During 2025

With respect to our long-term performance-based compensation, the Compensation Committee designed plan metrics to align with Kroger's long-term business plans and growth model. These metrics are the key elements in driving Kroger's TSR.

The Compensation Committee adopts a new Long-Term Incentive Plan each year, which provides for overlapping three-year performance periods. Additional detail regarding each of the three plans is provided below, and a summary of the design of the plans outstanding during 2025 is as follows:

	2023 – 2025 LTIP	2024 – 2026 LTIP	2025 – 2027 LTIP
Performance Units and Dividend Equivalents	Performance units are equity grants which are paid out in Kroger common shares, based on actual performance at the end of the 3-year performance period, along with dividend equivalents for the performance period on the number of issued common shares ultimately earned.		
Performance Metrics	• Adjusted Total Sales without Fuel + Fuel Gallons; • Value Creation Metric (iTSR) Percentage; • Fresh Equity metric; and • Relative Total Shareholder Return modifier		• Adjusted Total Sales without Fuel + Fuel Gallons; • Value Creation Metric (iTSR) Percentage; and • Relative Total Shareholder Return modifier
Determination of Payout	The payout percentage, based on the extent to which the performance metrics are achieved, is applied to number of performance units awarded.		
Maximum Payout	187.5%	187.5%	187.5%
Payout Date	March 2025	March 2026	March 2027

2023-2025 Long-Term Incentive Plan – Metrics

The 2023-2025 Long-Term Incentive Plan had the following components which supported our long-term business plans:

Metric	Rationale for Use	Weighting
Adjusted Total Sales without Fuel + Fuel Gallons	• This metric represents total revenue dollars without fuel + the number of fuel gallons sold over the three-year term of the plan. It represents the important metric of top line growth of the business from all channels.	25%
Value Creation Metric (iTSR) Percentage	• This financial metric equals adjusted earnings per diluted share (EPS) growth plus dividend yield. These two metrics, which are driven by operating profit growth and free cash flow, respectively, are essential elements of our value creation algorithm.	50%
Fresh Equity metric	• Fresh is a key element of how people decide where to shop. It drives trips and therefore delivers business results. Fresh is the core focus of how we differentiate and drive great engagement with customers and is a key driver of our growth.	25%

After the calculation of the three metrics above, a modifier based on Relative Total Shareholder Return compared to the S&P 500 was applied which could have increased or decreased the payout, as follows, interpolated for actual results between thresholds:

TSR Rank Relative to S&P 500	Modifier
25th percentile	75%
50th percentile	100%
75th percentile	125%

The highest payout from the three metrics alone equals 100%. However, the payout may exceed 100% if: (1) both the Adjusted Total Sales without Fuel + Fuel Gallons metric and the iTSR metric achieve 100%, and (2) the 3- year compound annual growth rate of Adjusted Total Sales without Fuel + Fuel Gallons exceeds 3.5%. The plan payout will increase incrementally from 100%, up to 150% maximum if the 3-year compound annual growth rate on the Adjusted Total Sales without Fuel + Fuel Gallons metric is 5.0%.

The payout percentage, as modified by the Relative TSR modifier, will be applied to the target number of performance units granted under the plan to determine the payout amount. The maximum payout under the 2023- 2025 Long-Term Incentive Plan is 187.5% as further described below.

2023-2025 Long-Term Incentive Plan – Results and Payout

The results and payout of the 2023-2025 Long-Term Incentive Plan are as follows.

Metric	Performance	Goal	Final Payout Percentage
Adjusted Total Sales without Fuel + Fuel Gallons	$141.9B	$147.6B	0%
Value Creation Metric (iTSR)	6.8%	11%	59.1%
Fresh Equity Metric	42.7	46.4	0%
Payout Before Modifier			29.6%
Relative TSR Modifier	>50% Percentile*	>50% Percentile	109.4%
TOTAL Payout for 2023-2025 Plan			32.35%

* The Company ranked 203rd in the S&P 500 over the three-year period for TSR. Based on this result, the Company is in the second quartile of TSR results within the S&P 500. Because the Company ranking falls between 125 and 250, the multiplier to be applied in order to calculate the final LTIP payout is calculated based on an interpolation of payouts between 100% and 125%, illustrated below:

TSR Rank in S&P 500	Payout Multiplier
1 to 125	125%
250	100%
375 to 500	75%
Actual Result = 203	109.4%

The NEOs were issued the number of Kroger common shares equal to 32.35% of the target number of performance units awarded to each executive, along with dividend equivalents for the three-year performance period on the number of issued common shares.

The dividend equivalents paid on common shares earned under the 2023 – 2025 Long-Term Incentive Plan are paid at the end of the plan and are reported in the "All Other Compensation" column of the Summary Compensation Table and footnote 6 to that table, and the common shares issued under the plan are reported in the 2025 Option Exercises and Stock Vested Table and footnote 2 to that table.

The annual and long-term performance-based compensation awards described herein were made pursuant to our 2019 Amended and Restated Long-Term Incentive Plan (the "2019 Plan"), which was approved by our shareholders in June 2022.

2024 – 2026 Long-Term Incentive Plan Metrics

The 2024 – 2026 Long-Term Incentive Plan metrics have been designed to reflect commitments made to our investors and other stakeholders regarding long-term sales growth, our Value Creation algorithm (through iTSR) and our commitment to Fresh. The plan also includes a modifier based on our relative TSR to the S&P 500 shareholder return.

Metric	Rationale for Use	Weighting
Adjusted Total Sales without Fuel + Fuel Gallons	• This metric represents total revenue dollars without fuel + the number of fuel gallons sold over the three-year term of the plan. It represents the important metric of top line growth of the business from all channels.	25%
Value Creation Metric (iTSR) Percentage	• This financial metric equals adjusted earnings per diluted share (EPS) growth plus dividend yield. These two metrics, which are driven by operating profit growth and free cash flow, respectively, are essential elements of our value creation algorithm.	50%
Fresh Equity metric	• Fresh is a key element of how people decide where to shop. It drives trips and therefore delivers business results. Fresh is the core focus of how we differentiate and drive great engagement with customers, and is a key driver of our growth.	25%

The highest payout from the three metrics alone equals 100%. However, the payout may exceed 100% if: (1) both the Adjusted Total Sales without Fuel + Fuel Gallons metric and the iTSR metric achieve 100%, and (2) the 3- year compound annual growth rate of Adjusted Total Sales without Fuel + Fuel Gallons exceeds 3.2%. The plan payout will increase incrementally from 100%, up to 150% maximum if the 3-year compound annual growth rate on the Adjusted Total Sales without Fuel + Fuel Gallons metric is 4.7%.

After the calculation described above, a modifier based on Relative Total Shareholder Return compared to the S&P 500 will be applied, as follows, interpolated for actual results between the 25th percentile and 75th percentile thresholds:

TSR Rank Relative to S&P 500	Modifier
25th percentile	75%
50th percentile	100%
75th percentile	125%

The payout percentage, as modified by the Relative TSR modifier, will be applied to the number of performance units granted under the plan to determine the payout amount. If all three metrics are achieved at the maximum level and the Relative Total Shareholder Return modifier is maximized, the total plan payout would be 187.5%.

2025 – 2027 Long-Term Incentive Metrics

The 2025-2027 Long-Term Incentive Plan metrics have been designed to reflect commitments made to our investors and other stakeholders regarding long-term sales growth and our Value Creation algorithm (through intrinsic Total Shareholder Return, or iTSR).

Metric	Rationale for Use	Weighting
Adjusted Total Sales without Fuel + Fuel Gallons	• This metric represents total revenue dollars without fuel + the number of fuel gallons sold over the three-year term of the plan. It represents the important metric of top line growth of the business from all channels.	50%
Value Creation Metric (iTSR) Percentage	• This financial metric equals adjusted earnings per diluted share (EPS) growth plus dividend yield. These two metrics, which are driven by operating profit growth and free cash flow, respectively, are essential elements of our value creation algorithm.	50 %

The highest payout from the two metrics alone equals 100%. However, the payout may exceed 100% if: (1) both the Adjusted Total Sales without Fuel + Fuel Gallons metric and the iTSR metric achieve 100%, and (2) the 3- year compound annual growth rate of Adjusted Total Sales without Fuel + Fuel Gallons exceeds 4,2%. The plan payout will increase incrementally from 100%, up to 150% maximum if the 3-year compound annual growth rate on the Adjusted Total Sales without Fuel + Fuel Gallons metric is 5.7%.

After the calculation described above, a modifier based on Relative Total Shareholder Return compared to the S&P 500 will be applied, as follows, interpolated for actual results between the 25th percentile and 75th percentile thresholds:

TSR Rank Relative to S&P 500	Modifier
25th percentile	75%
50th percentile	100%
75th percentile	125%

The payout percentage, as modified by the Relative TSR modifier, will be applied to the number of performance units granted under the plan to determine the payout amount. If all three metrics are achieved at the maximum level and the Relative Total Shareholder Return modifier is maximized, the total plan payout would be 187.5%.

Stock Options and Restricted Stock

Stock options and restricted stock continue to play an important role in retaining and rewarding NEOs for the achievement of long-term business objectives and provides incentives for the creation of shareholder value. Awards based on Kroger's common shares are granted annually to the NEOs. Kroger historically has distributed time-based equity awards widely, helping to align the interests of associates with the interests of shareholders.

The stock options permit the holder to purchase Kroger common shares at an exercise price equal to the closing price of Kroger common shares on the date of the grant. Stock options are granted only on one of the four dates of Board meetings conducted at least one business day after Kroger's public release of its quarterly earnings results.

The Compensation Committee determines the vesting schedule for stock options and restricted stock. During 2025, the Compensation Committee granted to the NEOs stock options and restricted stock, each with a four-year ratable vesting schedule.

Restricted stock awards are reported in the "Stock Awards" column of the Summary Compensation Table and footnote 2 to the Table and the 2025 Grants of Plan Based Awards Table. Stock option awards are reported in the "Option Awards" column of the Summary Compensation Table and footnote 3 to the Table and the "All other Option Awards" column of the 2025 Grants of Plan Based Awards Table.

Timing of Equity Grants

Annual equity awards, including stock options awards, are generally granted to our executives and associates during the open trading window period within the first fiscal quarter of each fiscal year. The Compensation Committee (or our Board of Directors, if to our CEO) also may consider and approve interim or mid-year grants, or grants made on another basis, from time to time based on business needs, new hires, promotions, retention, changing compensation practices or other factors, in the discretion of the Compensation Committee (or our Board of Directors, if to our CEO).

We do not permit timed disclosure of material non-public information for the purposes of affecting the value of executive compensation, including stock option or similar equity awards, and stock options or other awards are not timed in relation to the release of material non-public information.

In fiscal 2025, no stock options were granted to any NEO within four business days prior to or one business day following the filing of a Form 10-Q, 10-K, or 8-K that disclosed material non-public information.

Retirement and Other Benefits

Kroger maintains several defined benefit and defined contribution retirement plans for its associates. The NEOs participate in one or more of these plans, as well as one or more excess plans designed to make up the shortfall in retirement benefits created by limitations under the Internal Revenue Code (the "Code") on benefits to highly compensated individuals under qualified plans. Additional details regarding certain retirement benefits available to the NEOs can be found below in footnote 6 to the Summary Compensation Table and the 2025 Pension Benefits Table and the accompanying narrative.

Kroger also maintains The Kroger Co. Executive Deferred Compensation Plan (the "Deferred Compensation Plan") in which Mr. McMullen and Mr. Foley had elected to participate. This plan is a nonqualified plan under which participants can annually elect to defer up to 100% of their cash compensation prior to January 1, 2025 and up to 75% of the cash compensation after January 1,2025. Additional details regarding our nonqualified deferred compensation plans available to the NEOs can be found below in the 2025 Nonqualified Deferred Compensation Table and the accompanying narrative.

Kroger also maintains The Kroger Co. Employee Protection Plan ("KEPP"), which covers all of our management associates who are classified as exempt under the federal Fair Labor Standards Act and certain administrative or technical support personnel who are not covered by a collective bargaining agreement, with at least one year of service. KEPP has a double trigger change in control provision, and it provides for severance benefits and extended Kroger-paid health care, as well as the continuation of other benefits as described in the plan, when an associate is actually or constructively terminated without cause within two years following a change in control of Kroger (as defined in KEPP). Participants are entitled to severance pay of up to 24 months' salary and annual incentive target. The actual amount is dependent upon pay level and years of service. KEPP can be amended or terminated by the Board at any time prior to a change in control.

Stock option and restricted stock grant agreements with award recipients provide that those awards "vest," with options becoming immediately exercisable, and restrictions on restricted stock lapsing, upon a change in control as described in the grant agreements, but only if an associate is actually or constructively terminated without cause within two years following a change in control of Kroger (as defined in the grant agreement, and consistent with KEPP).

Perquisites and Personal Benefits; Recruitment-Related Compensation

Our NEOs receive limited perquisites as the Compensation Committee does not believe that it is necessary for the attraction or retention of management talent to provide executives with a substantial amount of compensation in the form of perquisites.

In connection with the recruitment of Mr. Kennerley, the Compensation Committee approved a staggered signing bonus totaling $1,350,000 and relocation benefits to support his transition to Kroger. The signing bonus will be paid to Mr. Kennerley in three tranches: $300,000 paid after 30 days of employment, $550,000 after 2 months of employment, and $500,000 after 12 months of employment. The signing bonus is subject to repayment if he is separated from employment within two years from his hire date for any reason other than involuntary termination. Kroger provided customary relocation benefits, including reimbursement of moving and temporary living expenses and the Compensation Committee also approved a one-time tax gross-up related solely to the relocation benefits.

Process for Establishing Executive Compensation

The Compensation Committee of the Board has the primary responsibility for establishing the compensation of our executive officers, including the NEOs, with the exception of the CEO. The Compensation Committee's role regarding the CEO's compensation is to make recommendations to the independent members of the Board; the independent members of the Board establish the CEO's compensation.

The Compensation Committee directly engaged Korn Ferry as a compensation consultant to advise the Compensation Committee in the design of compensation for executive officers and to advise with respect to the unique circumstances of the 2025 compensation cycle. In March 2025, the Compensation Committee also engaged Meridian Compensation Partners, LLC ("Meridian") as its independent compensation consultant.

Korn Ferry conducted an annual compensation assessment of executive positions at Kroger for the Compensation Committee. The assessment is one of several factors, as described above, on which the Compensation Committee determines compensation. The consultant assessed:

- base salary;

- target performance-based annual cash incentive;

- target annual cash compensation (the sum of salary and annual cash incentive potential);

- long-term incentive compensation, comprised of performance units, stock options and restricted stock; and

- total direct compensation (the sum of target annual cash compensation and long-term compensation).

In addition to the factors identified above, the consultant also reviewed actual payout amounts against the targeted amounts. Following its engagement, Meridian provided advice to the Compensation Committee on executive compensation matters, including program design, market practices, and alignment of pay with performance.

Korn Ferry compared these elements against those of other companies in a group of publicly traded companies selected by the Compensation Committee. For 2025 compensation discussions, our peer group consisted of:

Albertsons	CVS Health	Sysco
Best Buy	Home Depot	Target
Cardinal Health	Johnson &Johnson	TJX Companies
Cencora, Inc (formerly known as AmerisourceBergen)	Lowe's	Walgreens Boots Alliance
Costco Wholesale	Procter & Gamble	Walmart

The make-up of the compensation peer group is reviewed annually and modified as circumstances warrant. The Compensation Committee determined that no updates were needed from the 2024 peer group. In addition, the Compensation Committee considered supplemental data provided by Korn Ferry from "general industry" companies, a representation of the Fortune 40, excluding financial services companies. This data provided reference points, particularly for senior executive positions where competition for talent extends beyond the retail sector. The peer group includes a combination of food and drug retailers, other large retailers based on revenue size, and large consumer-facing companies. Median 2025 revenue for the peer group was $106 billion, compared to our 2025 revenue of $148 billion.

Considering the size of Kroger in relation to other peer group companies, the Compensation Committee believes that salaries paid to our NEOs should be competitively positioned relative to amounts paid by peer group companies for comparable positions. The Compensation Committee also aims to provide an annual cash incentive potential to our NEOs around the market median. Actual payouts may be as low as zero if performance does not meet the baselines established by the Compensation Committee, while superior financial performance is rewarded with compensation falling above the median.

The Compensation Committee has the authority to determine the amount of the NEO's compensation.

In its annual review of compensation for the non-CEO NEOs, the Compensation Committee:

- Conducts an annual review of all components of compensation, quantifying total compensation for the NEOs including a summary for each NEO of salary, performance-based annual cash incentive, and long-term performance-based equity comprised of performance units, stock options and restricted stock.

- Considers internal pay equity at Kroger. The Compensation Committee works to determine that the compensation of the NEOs bears a reasonable relationship to the compensation levels of other executive positions at Kroger taking into consideration performance and differences in responsibilities.

- Reviews a report from the Compensation Committee's compensation consultant reflecting a comprehensive review of each element of pay, both annual and long-term; and compares NEO compensation with that of other companies, including both our peer group of competitors and a larger general industry group, to ensure that the Compensation Committee's objective of competitiveness is met.

- Took into account a recommendation from the Interim CEO for salary, annual cash incentive potential and long- term compensation awards for each of the senior officers, including the other NEOs. The Interim CEO's recommendation took into consideration the objectives established by and the reports received by the Compensation Committee, as well as his assessment of individual job performance and contribution to our management team.

The Compensation Committee does not make use of a formula, but both qualitatively and quantitatively considers each of the factors identified above in setting compensation.

Stock Ownership Guidelines

To more closely align the interests of our officers and directors with the interests of shareholders, the Board has adopted stock ownership guidelines. These guidelines require independent directors, executive officers, and other key executives to acquire and hold a minimum dollar value of Kroger common shares as set forth below:

Position	Multiple
Chief Executive Officer	6 times base salary
President and Chief Operating Officer	4 times base salary
Executive Vice Presidents and Senior Vice Presidents	3 times base salary
Independent Directors	5 times annual cash retainer

All covered individuals are expected to achieve the target level within five years of appointment to their positions. Until the requirements are met, covered individuals, including the NEOs, must hold 100% of common shares issued pursuant to performance units earned, shares received upon the exercise of stock options and upon the vesting of restricted stock, except those necessary to pay the exercise price of the options and/or applicable taxes, and must retain all Kroger common shares unless the disposition is approved in advance by the CEO, or by the Board or Compensation Committee for the CEO. The Board increased the multiplier for the CEO from 5 times base salary to 6 times base salary at its December 2025 meeting.

Executive Compensation Recoupment Policy (Clawback)

We have adopted a policy on incentive compensation-based recovery, which meets the requirements of NYSE listing standards and Section 10D of the Exchange Act. The policy requires the recoupment of incentive- based compensation paid to certain current and former executive officers in the event that the Company is required to restate its financial results due to the Company's material non-compliance with any financial reporting requirement under the securities laws. Under the policy, the Company will seek recovery of erroneously awarded incentive-based compensation received by current and former executive officers during the three-year fiscal year period prior to the date the Company is required to prepare an accounting restatement. The Policy is administered by the Compensation Committee of the Board.

Kroger has an additional recoupment policy, which provides that if a material error of facts results in the payment to an executive officer at the level of Group Vice President or higher of an annual or a long-term incentive in an amount higher than otherwise would have been paid, as determined by the Compensation Committee, then the officer, upon demand from the Compensation Committee, will reimburse Kroger for the amounts that would not have been paid if the error had not occurred. This recoupment policy applies to those amounts paid by Kroger within 36 months prior to the detection and public disclosure of the error or restatement.

Furthermore, under the 2019 Plan, unless an award agreement provides otherwise, if a participant's employment or service is terminated for cause, or if after termination the Compensation Committee determines either that (i) prior to termination, the participant engaged in an act or omission that would have warranted termination for cause or (ii) after termination, the participant violates any continuing obligation or duty of the participant with respect to Kroger, any gain realized by the participant from the exercise, vesting or payment of any award may be cancelled, forfeited or recouped in the sole discretion of the Committee. Under the 2019 Plan, any gain realized by the participant from the exercise, vesting or payment of any award may also be recouped if, within one year after such exercise, vesting or payment, (i) a participant is terminated for cause, (ii) the Compensation Committee determines that the participant is subject to recoupment pursuant to any Kroger policy, or (iii) after a participant's termination for any reason, the Compensation Committee determines either that (1) prior to termination the participant engaged in an act or omission that would have warranted termination for cause, or (2) after termination the participant violates any continuing obligation or duty of the participant with respect to Kroger. Unless otherwise defined under the 2019 Plan award agreement, "cause" has the meaning as defined in The Kroger Co. Employee Protection Plan, as amended from time to time.

Additionally, if an award based on financial statements that are subsequently restated in a way that would decrease the value of such award, the participant will, to the extent not otherwise prohibited by law, upon the written request of Kroger, forfeit and repay to Kroger the difference between what was received and what should have been received based on the accounting restatement, which will be repaid in accordance with any applicable Kroger policy or applicable law.

Compensation Policies as They Relate to Risk Management

As part of the Compensation Committee's review of our compensation practices, the Compensation Committee considers and analyzes the extent to which risks arise from such practices and their impact on Kroger's business. As discussed in the CD&A, our policies and practices for compensating associates are designed to, among other things, attract and retain high quality and engaged associates. In this process, the Compensation Committee also focuses on minimizing risk through the implementation of certain practices and policies, such as the executive compensation recoupment policy, which is described above. Accordingly, we do not believe that our compensation practices and policies create risks that are reasonably likely to have a material adverse effect on Kroger.

Securities Trading Policies

The Board has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of Kroger's securities by its directors, officers and associates, as well as by the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable listing standards.

Prohibition on Hedging and Pledging

The Board has adopted a policy prohibiting Kroger directors and executive officers from engaging, directly or indirectly, in the pledging of, hedging transactions in, or short sales of, Kroger securities.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with Kroger's management the Compensation Discussion and Analysis contained in this proxy statement. Based on its review and discussions with management, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in Kroger's proxy statement and incorporated by reference into its Annual Report on Form 10-K for fiscal year ended January 31, 2026 filed with the SEC on March 31, 2026.

Compensation Committee:
   Amanda Sourry, Chair
   Kevin M. Brown
   Clyde R. Moore
   Mark Sutton

Executive Compensation Tables

Summary Compensation Table

The following table and footnotes provide information regarding the compensation of the NEOs for the fiscal years presented.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Ronald L. Sargent	2025	3,975,806		10,000,077				62,016	14,037,608
Interim Chief Executive	2024								
Officer and Chairman	2023								
David J.C. Kennerley	2025	647,312	850,000	7,050,821	619,990	750,688		434,419	10,353,230
Executive Vice President and	2024								
Chief Financial Officer	2023								
Mary Ellen Adcock	2025	897,321		3,399,986	849,972	714,546		173,269	6,035,094
Executive Vice President and Chief	2024	856,400		3,700,060	899,842	1,071,085		210,499	6,737,886
Merchant & Marketing Officer	2023								
Yael Cosset	2025	988,839		4,080,023	1,019,958	930,884		208,751	7,228,455
Executive Vice President	2024	932,784		4,350,041	899,860	1,032,713		270,868	7,486,266
and Chief Digital Officer	2023	880,376		3,400,063	850,220	224,176		318,427	5,673,262
Timothy A. Massa	2025	978,051	250,000	3,399,986	849,972	915,520		172,317	6,565,846
Executive Vice President and	2024	924,191		3,550,031	699,883	969,848		218,120	6,362,073
Associate Experience Officer	2023	905,780		2,400,017	600,162	201,159		234,018	4,341,136
Todd A. Foley	2025	248,214		749,971		268,876		54,584	1,321,645
Former Senior Vice President and	2024	596,613	600,000	1,700,050	299,965	759,767		83,025	4,039,390
Interim Chief Financial Officer	2023								
W. Rodney McMullen	2025	124,314					562,587	156,160	843,061
Former Chairman and Chief	2024	1,433,913		10,600,023	2,649,569	0	206,800	740,723	15,631,028
Executive Officer	2023	1,422,581		10,000,038	2,500,632	672,560	193,388	921,373	15,710,572

(1) Mr. Kennerley received a signing bonus as part of his employment agreement. Mr. Massa received a cash bonus to reward his 2025 performance.

(2) Amounts reflect the grant date fair value of restricted stock and performance units granted each fiscal year, as computed in accordance with FASB ASC Topic 718. The following table reflects the value of each type of award granted to the NEOs in 2025:

Name	Restricted Stock	Performance Units
Mr. Sargent	$10,000,077	$0
Mr. Kennerley	$3,730,089	$3,320,732
Ms. Adcock	$1,275,003	$2,124,983
Mr. Cosset	$1,530,017	$2,550,006
Mr. Massa	$1,275,003	$2,124,983
Mr. Foley	$0	$749,971
Mr. McMullen	$0	$0

The Restricted Stock values include the annual grant of restricted stock in 2025.

The grant date fair value of the performance units reflected in the stock awards column and in the table above is computed based on the probable outcome of the performance conditions as of the grant date. This amount is consistent with the estimate of aggregate compensation cost to be recognized by the Company over the three- year performance period of the award determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used in calculating the valuations are set forth in Note 11 to the consolidated financial statements in Kroger's Annual Report on Form 10-K for fiscal year ended January 31, 2026 filed with the SEC on March 31, 2026.

Assuming that the highest level of performance conditions is achieved, the aggregate fair value of the 2025 performance unit awards at the grant date is as follows:

Name	Value of Performance Units Assuming Maximum Performance
Mr. Sargent	--
Mr. Kennerley	$6,266,356
Ms. Adcock	$3,984,376
Mr. Cosset	$4,781,277
Mr. Massa	$3,984,376
Mr. Foley	$1,406,211
Mr. McMullen	--

(3) These amounts represent the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the valuations are set forth in Note 11 to the consolidated financial statements in Kroger's Annual Report on Form 10-K for fiscal year ended January 31, 2026 filed with the SEC on March 31, 2026.

(4) Non-equity incentive plan compensation earned for 2025 consists of amounts earned under the 2025 Annual Incentive Plan. The 2025 Annual Incentive Plan was calculated at 93.84% and was applied to each NEO's annual incentive plan target, except for Ms. Adcock and Mr. Sargent. Ms. Adcock's payout of 79.39% of her annual incentive target was calculated based on the Annual Incentive Plan metrics and the merchandising team metrics. Mr. Sargent did not participate in the 2025 Annual Incentive Plan and thus, did not receive payments under the 2025 Annual Incentive Plan. See "2025 Annual Incentive Plan Results" in the CD&A for more information on this plan.

(5) The amount reported consists of preferential earnings on nonqualified deferred compensation, which only applies to Mr. McMullen. The remainder of the NEOs do not participate in a defined benefit pension plan and did not receive preferential earnings on nonqualified deferred compensation.

Change in Pension Value. The actuarial present value of Mr. McMullen's accumulated pension benefits increased by $334,914. This change in value of accumulated pension benefits is included in the Summary Compensation Table. The value of accrued benefits increased primarily due to the decrease in discount rates offset somewhat due to aging. The Company froze the compensation and service periods used to calculate pension benefits for active associates who participated in the affected pension plans, including Mr. McMullen's, as of December 31, 2019. Beginning January 1, 2020, the affected active associates no longer accrue additional benefits for future service and eligible compensation received under these plans. Please see the 2025 Pension Benefits section for further information regarding the assumptions used in calculating pension benefits.

Preferential Earnings on Nonqualified Deferred Compensation. Mr. McMullen participated in The Kroger Co. Executive Deferred Compensation Plan (the "Deferred Compensation Plan") and received preferential earnings of $227,673. Under the plan, for elections made prior to January 1, 2025, deferred compensation earned interest at a rate representing Kroger's cost of ten-year debt, as determined by the CFO, and approved by the Compensation Committee prior to the beginning of each deferral year. For each participant, a separate deferral account was created each year and the interest rate established for that year was applied to that deferral account until the deferred compensation is paid out. If the interest rate established by Kroger for a particular year exceeds 120% of the applicable federal long-term interest rate that corresponds most closely to the plan rate, the amount by which the plan rate exceeded 120% of the corresponding federal rate is deemed to be above- market or preferential. For each of the deferral accounts in which the plan rate is deemed to be above-market, Kroger calculates the amount by which the actual annual earnings on the account exceed what the annual earnings would have been if the account earned interest at 120% of the corresponding federal rate, and discloses those amounts as preferential earnings. Beginning January 1, 2025, deferred compensation is credited with earnings and/or losses based on notional investment directions made by the participant.

(6) Amounts reported in the "All Other Compensation" column for 2025 include Company contributions to defined contribution retirement plans, dividend equivalents paid on earned performance units, and dividends paid on unvested restricted stock. In 2025, the total amount of perquisites and personal benefits for each of the NEOs was less than $10,000, except for Mr. Kennerley who received relocation benefits and tax gross-up payment for those benefits. The following table identifies the value of each element of All Other Compensation:

Name	Retirement Plan Contributions[a]	Payment of Dividend Equivalents on Earned Performance Units	Dividends Paid on Unvested Restricted Stock	Relocation	Tax Gross Up on Relocation
Mr. Sargent	$0	$0	$61,725		
Mr. Kennerley	$0	$3,240	$57,560	$257,087	$111,259
Ms. Adcock	$55,264	$37,588	$80,417		
Mr. Cosset	$60,021	$53,250	$95,480		
Mr. Massa	$58,620	$37,588	$76,109		
Mr. Foley	$37,580	$6,161	$10,843		
Mr. McMullen	$96,972	$0	$59,188		

(a) *Retirement plan contributions.* The Company makes automatic and matching contributions to NEOs' accounts under the applicable defined contribution plan on the same terms and using the same formulas as other participating associates. The Company also makes contributions to NEOs' accounts under the applicable defined contribution restoration plan, which is intended to make up the shortfall in retirement benefits caused by the limitations on benefits to highly compensated individuals under the defined contribution plans in accordance with the Code. See footnote 1 to the 2025 Nonqualified Deferred Compensation table for more information on the Company contributions made to the NEOs under the defined contribution restoration plan.

2025 Grants of Plan-Based Awards

The following table provides information about equity and non-equity incentive awards granted to the NEOs in 2025.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards — Target ($)(1)	Maximum ($)(1)	Estimated Future Payouts Under Equity Incentive Plan Awards — Target (#)(2)	Maximum (#)(2)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Ronald L. Sargent	3/13/2025					60,515			$4,000,042
	12/19/2025					96,139			$6,000,035
David J.C. Kennerley		$800,000	$1,680,000						
	3/13/2025					56,431			$3,730,089
	3/13/2025						30,816	$66.10	$619,990
	3/13/2025			50,238	94,196				$3,320,732
Mary Ellen Adcock		$900,000	$1,890,000						
	3/13/2025					19,289			$1,275,003
	3/13/2025						42,247	$66.10	$849,972
	3/13/2025			32,148	60,278				$2,124,983
Yael Cosset		$1,000,000	$2,100,000						
	3/13/2025					23,147			$1,530,017
	3/13/2025						50,696	$66.10	$1,019,958
	3/13/2025			38,578	72,334				$2,550,006
Timothy A. Massa		$990,000	$2,079,000						
	3/13/2025					19,289			$1,275,003
	3/13/2025						42,247	$66.10	$849,972
	3/13/2025			32,148	60,278				$2,124,983
Todd A. Foley		$700,000	$1,470,000						
	3/13/2025			11,346	21,274				$749,971
W. Rodney McMullen[5]	-	-	-	-	-	-	-	-	-

(1) These amounts relate to the 2025 performance-based annual incentive plan. The amount listed under "Target" represents the annual incentive potential of the NEO. By the terms of the plan, payouts are limited to no more than 210% of a participant's annual incentive potential; accordingly, the amount listed under "Maximum" is 210% of that officer's annual incentive potential amount. The amounts actually earned under this plan were paid out in March 2026; are described in the CD&A; and are included in the Summary Compensation Table for 2025 in the "Non-Equity Incentive Plan Compensation" column and described in footnotes 2 and 4 to that table. See "2025 Annual Cash Incentive Plan" in CD&A for more information about the program for 2025.

(2) These amounts represent performance units awarded under the 2025 Long-Term Incentive Plan, which covers performance during fiscal years 2025, 2026 and 2027. The amount listed under "Maximum" represents the maximum number of common shares that can be earned by the NEO under the award or 187.5% of the target amount. This amount is consistent with the estimate of aggregate compensation cost to be recognized by the Company over the three-year performance period of the award determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. The grant date fair value reported in the last column is based on the probable outcome of the performance conditions as of the grant date. The aggregate grant date fair value of these awards is included in the Summary Compensation Table for 2025 in the "Stock Awards" column and described in footnote 2 to that table.

(3) These amounts represent the number of shares of restricted stock granted in 2025. The aggregate grant date fair value reported in the last column is calculated in accordance with FASB ASC Topic 718. The aggregate grant date fair value of these awards is included in the Summary Compensation Table for 2025 in the "Stock Awards" column and described in footnote 2 to that table.

(4) These amounts represent the number of stock options granted in 2025. Options are granted with an exercise price equal to the closing price of Kroger common shares on the grant date. The aggregate grant date fair value reported in the last column is calculated in accordance with FASB ASC Topic 718. The aggregate grant date fair value of these awards is included in the Summary Compensation Table for 2025 in the "Option Awards" column and described in footnote 3 to that table.

(5) Mr. McMullen did not receive any equity awards in 2025 due to his resignation.

The Compensation Committee established the incentive potential amounts for the performance-based annual incentive awards (shown in this table as "Target") and the number of performance units awarded for the long-term incentive awards (shown in this table as "Target"). Amounts are payable to the extent that Kroger's actual performance meets specific performance metrics established by the Compensation Committee at the beginning of the performance period. There are no guaranteed or minimum payouts; if none of the performance metrics are achieved, then none of the award is earned and no payout is made. As described in the CD&A, actual earnings under the performance-based annual incentive plan may exceed the target amount if the Company's performance exceeds the performance goals, but are limited to 187.5% of the target amount. The potential values for performance units awarded under the 2025-2027 Long-Term Incentive Plan are more particularly described in the CD&A.

The annual restricted stock and nonqualified stock options awards granted to the NEOs generally vest in equal amounts on each of the first four anniversaries of the grant date, so long as the officer remains a Kroger associate. Any dividends declared on Kroger common shares are payable on unvested restricted stock.

2025 Outstanding Equity Awards at Fiscal Year-End

The following table provides information about outstanding equity-based incentive compensation awards for the NEOs as of the end of 2025. The vesting schedule for each award is described in the footnotes to this table. The market value of unvested restricted stock and unearned performance units is based on the closing price of Kroger's common shares of $62.85 on January 30, 2026, the last trading day of fiscal 2025.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ronald L. Sargent					60,515[6]	$3,803,368		
					96,139[7]	$6,042,336		
David J.C. Kennerley		30,816 [1]	$66.10	3/13/2035	14,070[8]	$884,300		
					42,361[9]	$2,662,389		
							10,421[14]	$680,179
							22,697[15]	$1,513,209
Mary Ellen Adock	37,960		$34.94	3/11/2031	3,285[10]	$206,462		
	10,846		$38.32	3/11/2031	9,524[11]	$598,583		
	23,292	7,764[2]	$57.09	3/10/2032	20,943[12]	$1,316,298		
	19,907	19,908[3]	$47.25	3/9/2033	4,851[13]	$304,885		
	10,216	30,648[4]	$55.51	3/14/2034	19,289[8]	$1,212,314		
	3,174	9,525[5]	$61.85	12/20/2034			18,540[14]	$1,238,659
		42,247[1]	$66.10	3/13/2035			32,148[15]	$2,153,595
Yael Cosset	83,037		$34.94	3/11/2031	4,927[10]	$309,662		
	34,938	11,646[2]	$57.09	3/10/2032	13,493[11]	$848,035		
	28,202	28,202[3]	$47.25	3/9/2033	28,374[12]	$1,783,306		
	13,135	39,405[4]	$55.51	3/14/2034	23,147[8]	$1,454,789		
		50,696[1]	$66.10	3/13/2035			23,837[14]	$1,592,551
							38,578[15]	$2,584,340
Timothy A. Massa	40,561		$28.05	7/13/2028	3,285[10]	$206,462		
	66,336		$24.75	3/14/2029	9,524[11]	$598,583		
	62,696		$29.12	3/12/2030	24,321[12]	$1,528,575		
	52,195		$34.94	3/11/2031	19,289[8]	$1,212,314		
	23,292	7,764[2]	$57.09	3/10/2032			18,540[14]	$1,238,659
	19,907	19,908[3]	$47.25	3/9/2033			32,148[15]	$2,153,595
	10,216	30,648[4]	$55.51	3/14/2034				
		42,247[1]	$66.10	3/13/2035				
Todd A. Foley							3,769[14]	$268,347
							1,600[15]	$147,531
W. Rodney McMullen	–	–	–	–	–	–	–	–

---

(1) Stock options vest in equal amounts on 3/13/2026, 3/13/2027, 3/13/2028, and 3/13/2029.
(2) Stock options vest on 3/10/2026.
(3) Stock options vest in equal amounts on 3/9/2026 and 3/9/2027.
(4) Stock options vest in equal amounts on 3/14/2026, 3/14/2027, and 3/14/2028.
(5) Stock options vest in equal amounts on 12/20/2026, 12/20/2027, and 12/20/2028.

(6) Restricted stock vests on 3/13/2026.

(7) Restricted stock vests on 12/20/2026.

(8) Restricted stock vests in equal amounts on 3/13/2026, 3/13/2027, 3/13/2028, and 3/13/2029.

(9) Restricted stock vests in equal amounts on 3/13/2026, 3/13/2027, and 3/13/2028.

(10) Restricted stock vests on 3/10/2026.

(11) Restricted stock vests in equal amounts on 3/9/2026 and 3/9/2027.

(12) Restricted stock vests in equal amounts on 3/14/2026, 3/14/2027, and 3/14/2028.

(13) Restricted stock vests in equal amounts on 12/20/2026, 12/20/2027, and 12/20/2028.

(14) Performance units granted under the 2024 long-term incentive plan are earned as of the last day of fiscal 2026, to the extent performance conditions are achieved. Because the awards earned are not currently determinable, in accordance with SEC rules, the number of units and the corresponding market value reflect a representation amount based on performance through fiscal 2025, including cash payments equal to projected dividend equivalent payments.

(15) Performance units granted under the 2025 long-term incentive plan are earned as of the last day of fiscal 2027, to the extent performance conditions are achieved. Because the awards earned are not currently determinable, in accordance with SEC rules, the number of units and the corresponding market value reflect a representative amount based on performance in fiscal 2025, including cash payments equal to projected dividend equivalent payments.

2025 Option Exercises and Stock Vested

The following table provides information regarding 2025 stock options exercised, restricted stock vested, and common shares issued pursuant to performance units earned under long-term incentive plans.

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Ronald L. Sargent	—	—	—	—
David J.C. Kennerley	—	—	3,177	$238,148
Mary Ellen Adcock	103,936	$4,185,414	31,816	$2,199,863
Yael Cosset	216,373	$9,414,072	43,192	$2,989,846
Timothy A. Massa	45,065	$2,111,388	31,145	$2,151,873
Todd A.Foley	58,646	$1,862,447	15,632	$1,041,027
W. Rodney McMullen	2,501,970	$90,595,826	—	—

(1) Stock options have a ten-year life and expire if not exercised within that ten-year period. The value realized on exercise is the difference between the exercise price of the option and the closing price of Kroger's common shares on the exercise date.

(2) The Stock Awards columns include vested restricted stock and earned performance units, as follows:

Name	Vested Restricted Stock		Earned Performance Units	
	Number of Shares	Value Realized	Number of Shares	Value Realized
Ronald L. Sargent	—	—	—	—
David J.C. Kennerley	—	—	3,177	$238,148
Mary Ellen Adcock	21,546	$1,430,024	10,270	$769,839
Yael Cosset	28,643	$1,899,253	14,549	$1,090,593
Timothy A. Massa	20,875	$1,382,034	10,270	$769,839
Todd A. Foley	13,785	$902,576	1,847	$138,451
W. Rodney McMullen	—	—	—	—

Restricted stock. The table includes the number of shares acquired upon vesting of restricted stock and the value realized on the vesting of restricted stock, based on the closing price of Kroger common shares on the vesting date.

Performance Units. Participants in the 2023-2025 Long-Term Incentive Plan were awarded performance units that were earned based on performance criteria established by the Compensation Committee as described in "2023- 2025 Long-Term Incentive Plan — Results and Payout" in the CD&A. Actual payouts were based on the level of performance achieved and were paid in common shares. The number of common shares issued, and the value realized based on the closing price of Kroger common shares of $74.96 on March 12, 2026, the date of deemed delivery of the shares, are reflected in the table above.

2025 Pension Benefits

The following table provides information regarding pension benefits for the NEOs as of the last day of fiscal 2025. Only Mr. McMullen participates in a pension plan.

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments during Last fiscal year ($)
Ronald L. Sargent	Pension Plan	—	—	—
	Excess Plan	—	—	—
David J. C. Kennerley	Pension Plan	—	—	—
	Excess Plan	—	—	—
Mary Ellen Adcock	Pension Plan	—	—	—
	Excess Plan	—	—	—
Yael Cosset	Pension Plan	—	—	—
	Excess Plan	—	—	—
Timothy A. Massa	Pension Plan	—	—	—
	Excess Plan	—	—	—
Todd A. Foley	Pension Plan	—	—	—
	Excess Plan	—	—	—
W. Rodney McMullen	Pension Plan	34	1,535,552	—
	Excess Plan	34	17,271,631	—

(1) In 2018, the Company froze the service periods used to calculate pension benefits and thus, Mr. McMullen's number of years of credited service is less than his actual 46 years of service.

(2) The discount rate used to determine the present values was 5.40% for The Kroger Consolidated Retirement Benefit Plan Spin Off (the "Pension Plan") and 5.31% for The Kroger Co. Consolidated Retirement Excess Benefit Plan (the "Excess Plan"), which are the same rates used at the measurement date for financial reporting purposes. Additional assumptions used in calculating the present values are set forth in Note 14 to the consolidated financial statements in Kroger's Annual Report on 10-K for fiscal year ended January 31, 2026 filed with the SEC on March 31, 2026.

Pension Plan and Excess Plan

In 2025, Mr. McMullen was a participant in the Pension Plan, which is a qualified defined benefit pension plan. Mr. McMullen also participated in the Excess Plan, which is a nonqualified deferred compensation plan as defined in Section 409A of the Code. The purpose of the Excess Plan is to make up the shortfall in retirement benefits caused by the limitations on benefits to highly compensated individuals under the qualified defined benefit pension plans in accordance with the Code.

Although participants generally receive credited service beginning at age 21, certain participants in the Pension Plan and the Excess Plan who commenced employment prior to 1986, including Mr. McMullen, began to accrue credited service after attaining age 25 and one year of service. The Pension Plan and the Excess Plan generally determine accrued benefits using a cash balance formula but retain benefit formulas applicable under prior plans for certain "grandfathered participants" who were employed by Kroger on December 31, 2000. Mr. McMullen was eligible for these grandfathered benefits.

Grandfathered Participants

Prior to January 1, 2020, benefits for grandfathered participants are determined using formulas applicable under prior plans, including the Kroger formula covering service to The Kroger Co. As a "grandfathered participant," Mr. McMullen will receive benefits under the Pension Plan and the Excess Plan, accrued through December 31, 2019, are determined as follows:

- $1\frac{1}{2}$% times years of credited service multiplied by the average of the highest five years of total earnings (base salary and annual cash incentive) during the last ten calendar years of employment, reduced by $1\frac{1}{4}$% times years of credited service multiplied by the primary social security benefit;

- normal retirement age is 65; and

- unreduced benefits are payable beginning at age 62.

Effective as of December 31, 2019, benefit accruals under the Pension Plan and Excess Plan were frozen for all non-collectively bargained participants, including NEO participants. Beginning January 1, 2020, the affected active associates no longer accrue additional benefits for future service and eligible compensation received under these plans.

2025 Nonqualified Deferred Compensation

The following table provides information on nonqualified deferred compensation for the NEOs for 2025.

Name	Executive Contributions in Last FY	Company Contributions in Last FY[1]	Aggregate Earnings in Last FY[2]	Aggregate Withdraws Distributions	Aggregate Balance at Last FYE[3]
Ronald L. Sargent	—	—	—	—	—
David J.C. Kennerley	—	—	—	—	—
Mary Ellen Adcock	—	$35,764	$21,135	—	$403,761
Yael Cosset	—	$40,521	$25,561	—	$488,289
Timothy A. Massa	—	$39,120	$28,043	—	$535,685
Todd A. Foley	$187,500	$18,080	$11,740	—	$356,088
W. Rodney McMullen	$12,500	$77,472	$1,167,036	$1,615,215	$17,132,348

(1) This amount includes Company contributions to the NEOs pursuant to the defined contribution restoration plan, which is intended to make up the shortfall in retirement benefits caused by the limitations on benefits to highly compensated individuals under the defined contribution plans in accordance with the Code. This amount is included in footnote 6 to the Summary Compensation Table for 2025.

(2) This amount includes the aggregate earnings on Mr. McMullen's account, including any above-market or preferential earnings. The amount of $227,673 earned in 2025 is deemed to be preferential earnings and is included in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table for 2025.

(3) The amount of $4,870,584 for Mr. McMullen was reported in the Summary Compensation Tables covering fiscal years 2006 – 2024.

Executive Deferred Compensation Plan

Mr. McMullen and Mr. Foley participated in the Deferred Compensation Plan, which is a nonqualified deferred compensation plan. Prior to January 1, 2025, participants could elect to defer up to 100% of the amount of their salary that exceeds the sum of the FICA wage base and Code Section 125 cafeteria plan selections, as well as up to 100% of their cash incentive compensation. Beginning on and after January 1, 2025, the 100% deferral limit referenced in the prior sentence was reduced to 75%. Although the Deferred Compensation Plan permits Discretionary Company Credits effective as of August 26, 2024, Kroger has not made any such credits.

Prior to January 1, 2025, deferral account amounts were credited with interest at the rate representing Kroger's cost of ten-year debt as determined by Kroger's CFO. The interest rate established for deferral amounts for each deferral year prior to January 1, 2025 will be applied to those deferral amounts for all subsequent years until the deferred compensation is paid out. Beginning on January 1, 2025, deferred compensation is credited with earnings and/or losses based on notional investment directions made by the participant. Participants can elect to receive lump sum distributions or quarterly installments for periods up to ten years. Participants also can elect between lump sum distributions and quarterly installments to be received by designated beneficiaries if the participant dies before distribution of deferred compensation is completed.

Participants may not withdraw amounts from their accounts until they leave Kroger, except that Kroger has discretion to approve an early distribution to a participant upon the occurrence of an unforeseeable emergency. Participants, which includes the NEOs, may not receive a post-termination distribution for at least six months following separation. If the associate dies prior to or during the distribution period, the remainder of the account will be distributed to his or her designated beneficiary in lump sum or quarterly installments, according to the participant's prior election.

Potential Payments upon Termination or Change in Control

Kroger does not have employment agreements that provide for payments to the NEOs in connection with a termination of employment or a change in control of Kroger. However, KEPP and award agreements for stock options, restricted stock and performance units provide for certain payments and benefits to participants, including the NEOs, in the event of a termination of employment or a change in control of Kroger, as defined in the applicable plan or agreement. Our pension plans and nonqualified deferred compensation plan also provide for certain payments and benefits to participants in the event of a termination of employment, as described above in the 2025 Pension Benefits section and the 2025 Nonqualified Deferred Compensation section, respectively.

The Kroger Co. Employee Protection Plan

KEPP applies to all management associates who are classified as exempt under the federal Fair Labor Standards Act and to certain administrative or technical support personnel who are not covered by a collective bargaining agreement, with at least one year of service, including the NEOs. Mr. Sargent and Mr. Kennerley were not eligible for benefits under the KEEP as they did not have one year of service as of January 31, 2026. KEPP provides severance benefits when a participant's employment is terminated actually or constructively within two years following a change in control of Kroger, as defined in KEPP. The actual amount of the severance benefit is dependent on pay level and years of service. Exempt associates, including the NEOs, are eligible for the following benefits:

- a lump sum severance payment equal to up to 24 months of the participant's annual base salary and target annual incentive potential;

- a lump sum payment equal to the participant's accrued and unpaid vacation, including banked vacation;

- continued medical and dental benefits for up to 24 months and continued group term life insurance coverage for up to six months; and

- up to $10,000 as reimbursement for eligible outplacement expenses.

In the event that any payments or benefits received or to be received by an eligible associate in connection with a change in control or termination of employment (whether pursuant to KEPP or any other plan, arrangement or agreement with Kroger or any person whose actions result in a change in control) would constitute parachute payments within the meaning of Section 280G of the Code and would be subject to the excise tax under Section 4999 of the Code, then such payments and benefits will either be (i) paid in full or (ii) reduced to the minimum extent necessary to ensure that no portion of such payments or benefits will be subject to the excise tax, whichever results in the eligible associate receiving the greatest aggregate amount on an after-tax basis.

Long-Term Incentive Awards

The following table describes the treatment of long-term incentive awards following a termination of employment or change in control of Kroger, as defined in the applicable agreements, for fiscal year 2025. In each case, the continued vesting, exercisability or eligibility for the incentive awards will end if the participant provides services to a competitor of Kroger.

Triggering Event	Stock Options	Restricted Stock	Performance Units
Involuntary Termination	Forfeit all unvested options. Previously vested options remain exercisable for the shorter of one year after termination or the remainder of the original 10-year term	Forfeit all unvested shares	Forfeit all rights to units for which the three-year performance period has not ended
Voluntary Termination/Retirement • Prior to minimum age and five years of service[1]	Forfeit all unvested options. Previously vested options remain exercisable for the shorter of one year after termination or the remainder of the original 10-year term	Forfeit all unvested shares	Forfeit all rights to units for which the three-year performance period has not ended
Voluntary Termination/Retirement • After minimum age and five years of service[1]	Unvested options held greater than one year continue vesting on the original schedule. All options are exercisable for remainder of the original 10-year term	Unvested shares held greater than one year continue vesting on the original schedule	Pro rata portion[2] of units earned based on performance results over the full three-year period
Death	Unvested options are immediately vested. All options are exercisable for the remainder of the original 10-year term	Unvested shares immediately vest	Pro rata portion[2] of units earned based on performance results through the end of the fiscal year in which death occurs. Award will be paid following the end of such fiscal year
Disability	Unvested options are immediately vested. All options are exercisable for remainder of the original 10-year term	Unvested shares immediately vest	Pro rata portion[2] of units earned based on performance results over the full three-year period
Change in Control[3] • For awards in March 2019 and thereafter	Unvested options only vest and become exercisable upon an actual or constructive termination of employment within two years following a change in control	Unvested shares only vest upon an actual or constructive termination of employment within two years following a change in control	50% of the units granted at the beginning of the performance period earned upon an actual or constructive termination of employment within two years following a change in control

(1) The minimum age requirement is age 62 for stock options and restricted stock and age 55 for performance units.

(2) The prorated amount is equal to the number of weeks of active employment during the performance period divided by the total number of weeks in the performance period.

(3) These benefits are payable upon an actual or constructive termination of employment within two years after a change in control, as defined in the applicable agreements.

Quantification of Payments upon Termination or Change in Control

The following table provides information regarding certain potential payments that would have been made to the NEOs if the triggering event occurred on the last day of the fiscal year, January 31, 2026, given compensation, age and service levels as of that date and, where applicable, based on the closing market price per Kroger common share on the last trading day of the fiscal year ($62.85 on January 30, 2026). Amounts actually received upon the occurrence of a triggering event will vary based on factors such as the timing during the year of such event, the market price of Kroger common shares, and the officer's age, length of service and compensation level.

Name	Involuntary Termination	Voluntary Termination/ Retirement	Death	Disability	Change in Control without Termination	Change in Control with Termination
Ronald L. Sargent						
Accrued and Banked Vacation	$0	$0	$0	$0	$0	$0
Severance						$0
Continued Health and Welfare Benefits						$0
Stock Options	$0	$0	$0	$0	$0	$0
Restricted Stock[3]	$0	$0	$9,845,704	$9,845,704	$0	$9,845,704
Performance Units[4]	$0	$0	$0	$0	$0	$0
Executive Group Life Insurance			$0			
David J.C. Kennerley						
Accrued and Banked Vacation	$0	$0	$0	$0	$0	$0
Severance						$0
Continued Health and Welfare Benefits[1]						$0
Stock Options[2]	$0	$0	$0	$0	$0	$0
Restricted Stock[3]	$0	$0	$3,546,688	$3,546,688	$0	$3,546,688
Performance Units[4]	$0	$0	$912,148	$912,148	$0	$1,270,104
Executive Group Life Insurance			$0			
Mary Ellen Adcock						
Accrued and Banked Vacation	$0	$0	$0	$0	$0	$0
Severance						$3,600,000
Continued Health and Welfare Benefits[1]						$69,372
Stock Options[2]	$0	$0	$589,767	$589,767	$0	$589,767
Restricted Stock[3]	$0	$0	$3,638,512	$3,638,512	$0	$3,638,512
Performance Units[4]	$0	$0	$1,450,345	$1,450,345	$0	$2,000,955
Executive Group Life Insurance			$1,350,000			
Yael Cosset						
Accrued and Banked Vacation	$0	$0	$0	$0	$0	$0
Severance						$4,000,008
Continued Health and Welfare Benefits[1]						$69,667
Stock Options[2]	$0	$0	$796,265	$796,265	$0	$796,265
Restricted Stock[3]	$0	$0	$4,395,792	$4,395,792	$0	$4,395,792
Performance Units[4]	$0	$0	$1,806,999	$1,806,999	$0	$2,486,063
Executive Group Life Insurance			$1,500,000			
Timothy A. Massa						
Accrued and Banked Vacation	$0	$0	$0	$0	$0	$0
Severance						$3,960,000
Continued Health and Welfare Benefits[1]						$57,111
Stock Options[2]	$0	$0	$580,242	$580,242	$0	$580,242
Restricted Stock[3]	$0	$0	$3,545,934	$3,545,934	$0	$3,545,934
Performance Units[4]	$0	$1,450,345	$1,450,345	$1,450,345	$0	$2,000,955
Executive Group Life Insurance			$1,485,000			

(1) Represents the aggregate present value of continued participation in the Company's medical, dental and term life insurance plans, based on the premiums payable by the Company during the eligible period. The eligible period for continued medical and dental benefits is based on the level and length of service, which is 24 months for all NEOs. The eligible period for continued executive term life insurance coverage is six months for the NEOs. The amounts reported may ultimately be lower if the NEO is no longer eligible to receive benefits, which could occur upon obtaining other employment and becoming eligible for substantially equivalent benefits through the new employer.

(2) Amounts reported in the "Death," "Disability," and "Change in Control" columns represent the intrinsic value of the accelerated vesting of unvested stock options, calculated as the difference between the exercise price of the stock option and the closing price per Kroger common share on January 30, 2026. A value of $0 is attributed to stock options with an exercise price greater than the market price on the last day of the fiscal year. In accordance with SEC rules, no amount is reported in the "Voluntary Termination/Retirement" column because vesting is not accelerated, but the options may continue to vest on the original schedule if the conditions described above are met.

(3)   Amounts reported in the "Death," "Disability," and "Change in Control" columns represent the aggregate value of the accelerated vesting of unvested restricted stock. In accordance with SEC rules, no amount is reported in the "Voluntary Termination/Retirement" column because vesting is not accelerated, but the restricted stock may continue to vest on the original schedule if the conditions described above are met.

(4)   Amounts reported in the "Voluntary Termination/Retirement," "Death" and "Disability" columns represent the aggregate value of the performance units granted in 2024 and 2025, based on performance through the last day of fiscal 2025 and prorated for the portion of the performance period completed. Amounts reported in the change in control column represent the aggregate value of 50% of the maximum number of performance units granted in 2024 and 2025. Awards under the 2023 Long-Term Incentive Plan were earned as of the last day of 2025 so each NEO age 55 or over was entitled to receive (regardless of the triggering event) the amount actually earned, which is reported in the Stock Awards column of the 2025 Option Exercises and Stock Vested Table.

Departures of Mr. McMullen and Mr. Foley during 2025

As previously disclosed, Mr. McMullen resigned from the Company effective March 2, 2025. Upon his resignation, he received his accrued and banked vacation of $730,814, all unvested stock options and restricted shares were forfeited, and all interests in the 2023-2025 and 2024-2026 long term incentive plans were forfeited. Mr. McMullen's vested stock options granted before 2019 retained their original expiration dates and vested stock options granted in 2019 and later expired on March 2, 2026.

As previously disclosed, Mr. Foley retired from the Company effective June 30, 2025. Upon his retirement, all unvested stock options and restricted shares were forfeited, and his interests in the 2023-2025, 2024-2026, and 2025-2027 long- term incentive plans are prorated based on the number of weeks he was actively participating in each plan. Mr. Foley's vested stock options expire June 30, 2026. Mr. Foley received a prorated 2025 Annual Incentive payment, prorated on the number of days he actively participated in the plan prior to his retirement.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid," or "CAP," and certain financial performance of the Company. For further information concerning the Company's pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to the CD&A beginning on page 38.

The following table sets forth compensation information for our CEOs (Mr. Sargent and Mr. McMullen) and our non-CEO NEOs and Company performance for the fiscal years listed below, in accordance with Item 402(v) of Regulation S-K.

PAY VERSUS PERFORMANCE TABLE*

(a)	(b)	(c)	(b)	(c)	(d)	(e)	(f)		(g)	(h)
Year	Summary Compensation Table Total for Ronald Sargent* [1] [2]	Compensation Actually Paid to Ronald Sargent [3]	Summary Compensation Table Total for Rodney McMullen [4][5]	Compensation Actually Paid to Rodney McMullen [6]	Average Summary Compensation Table Total for Non-PEO NEOs [7]	Average Compensation Actually Paid to Non-PEO NEOs [8]	Value of Initial Fixed $100 Investment Based on		Net Income [10] ($)	Adjusted FIFO Operating Profit ($) in Millions [11]
							Total Shareholder Return [9]	Peer Group Total Shareholder Return [9] ($)		
2025	$14,037,608	$13,883,235	$843,061	$(27,697,216)	$6,300,854	$4,312,446	$202.66	$217.65	$1,016	$4,905
2024	-	-	$15,631,028	$21,332,878	$4,958,926	$5,841,074	$194.50	$193.49	$2,665	$4,674
2023	-	-	$15,710,572	$16,841,015	$5,373,738	$5,669,814	$142.48	$133.33	$2,164	$4,986
2022	-	-	$19,209,843	$23,325,794	$6,117,423	$6,281,085	$135.86	$114.43	$2,244	$5,079
2021	-	-	$18,168,730	$36,111,316	$5,644,957	$9,323,327	$128.57	$118.08	$1,665	$4,310

*Totals in the above table might not equal the summation of the columns due to rounding.

1. Mr. Sargent served as the Company's principal executive officer ("PEO") beginning March 2, 2025.
2. Represents the amount of total compensation reported for our Interim CEO, Mr. Sargent, in the "Total" column of the Summary Compensation Table ("SCT")) for fiscal year 2025.
3. The dollar amount reported for Mr. Sargent in this column has been calculated in accordance with Item 402(v) of Regulation S-K and does not reflect compensation actually earned, realized or received by the Interim CEO during the fiscal year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Sargent's total compensation for fiscal year 2025 to determine the CAP:

Mr. Sargent SCT Total to CAP Reconciliation

Year	Reported Summary Compensation Table for PEO ($)	Minus: Reported Summary Compensation Table Value of Equity Awards [a] ($)	Plus/Minus: Equity Award Adjustments [b] ($)	Plus/Minus: Reported Change in the APV of Pension Benefits in Summary Compensation Table ($)	Plus: Pension Benefit Adjustments ($)	Compensation Actually Paid to PEO ($)
2025	14,037,608	10,000,077	9,845,704	–	–	13,883,235

a) The amounts included in this column are the amounts reported in "Stock Awards" and "Option Awards" columns of the SCT for fiscal 2025 and are subtracted from the Reported Summary Compensation Table "SCT" for PEO.

b) The equity award adjustments for fiscal 2025 were calculated in accordance with the methodology required by Item 402(v) of Regulation S-K as follows: the equity award adjustments for each applicable year include the following: (i) addition of the year-end fair value of any equity awards granted in fiscal 2025 that are outstanding and unvested as of the end of the year; (ii) addition or subtraction of the amount equal to the change as of the end of fiscal 2025 (from the end of the prior fiscal year) in the fair value of any awards granted in prior years that are outstanding and unvested as of the end of fiscal 2025; (iii) for equity awards that were granted and vested in fiscal 2025, addition of the fair value as of the vesting date; (iv) for equity awards granted in prior years that vested in fiscal 2025, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for equity awards granted in prior years that are determined to fail to meet the applicable vesting conditions during fiscal 2025, subtraction of the fair value at the end of the prior fiscal year; and (vi) addition of the dollar value of any dividends or other earnings paid on stock or option awards in fiscal 2025 prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for fiscal 2025. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments for the PEOs are provided in the table below:

		Mr. Sargent Equity Awards Adjustments			
Year	Plus/Minus: Year End Fair Value of Awards Granted in the Year ($)	Plus/Minus: Change in Fair Value of Outstanding & Unvested Awards ($)	Plus: Fair Value as of Vesting Date of Awards Granted and Vested in the Year ($)	Change in Fair Value of Awards Granted in Prior Years that Vested in the Year ($)	Total Equity Award Adjustments ($)
2025	9,845,704	–	–	–	9,845,704

    c) The amounts included in this column are the amounts reported in "Change in Pension and Nonqualified Deferred Compensation" of the SCT for fiscal 2025. Total Pension Benefit Adjustments are equal to the Pension Service Costs incurred during the relevant period. No Prior Service Costs were incurred as no modifications were made to the pension plan during the relevant period.

4. Mr. McMullen served as the Company's PEO during fiscal 2021, 2022, 2023, and 2024 and during fiscal 2025 until his resignation on March 2, 2025.
5. Represents the amount of total compensation reported for the Company's former PEO, Mr. McMullen, in the "Total" column of the Summary Compensation Table for the applicable fiscal years.
6. The dollar amounts reported for Mr. McMullen in this column has been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized or received by the CEO during the fiscal year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. McMullen's total compensation for fiscal year 2025 to determine the CAP using the same methodology as described in footnote 3:

		Mr. McMullen SCT Total to CAP Reconciliation				
Year	Reported Summary Compensation Table for PEO ($)	Minus: Reported Summary Compensation Table Value of Equity Awards ($)	Plus/Minus: Equity Award Adjustments ($)	Plus/Minus: Reported Change in the APV of Pension Benefits in Summary Compensation Table ($)	Plus/Minus: Pension Benefit Adjustments[a] ($)	Compensation Actually Paid to PEO ($)
2025	843,061	–	–	334,914		508,147

		Mr. McMullen Equity Awards Adjustments			
Year	Year End Fair Value of Awards Granted in the Year ($)	YoY Change in Fair Value of Outstanding & Unvested Awards ($)	Fair Value as of Vesting Date of Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Awards Granted in Prior Years that Vested in the Year ($)	Total Equity Award Adjustments ($)
2025	-	(28,205,363)	–	–	(28,205,363)

7. The amounts in this column are the amounts reported in "Change in Pension and Non-Qualified Deferred Compensation of the SCT" for fiscal 2025. Total Pension Benefits Adjustments are equal to the Pension Service Costs incurred during the relevant period. No Prior Service Costs were incurred as no modifications were made to the pension plan during the relevant period.
8. The dollar amounts reported in column (d) represent the average of the amounts reported for our non-PEO NEOs as a group in the Total column of the SCT in the applicable fiscal years. For 2025, our non-PEO NEOs were David J.C. Kennerley, Mary Ellen Adcock, Yael Cosset, Timothy A. Massa, and Todd A. Foley. For 2024, our non-PEO NEOs were Todd A. Foley, Mary Ellen Adcock, Yael Cosset, Timothy A. Massa, and Gary Millerchip. For 2023, our non-PEO NEOs were Gary Millerchip, Stuart W. Aitken, Yael Cosset, and Timothy A. Massa. For 2022, our non-PEO NEOs were Gary Millerchip, Stuart W. Aitken, Yael Cosset, and Timothy A. Massa. For 2021, our non-PEO NEOs were Gary Millerchip, Stuart W. Aitken, Yael Cosset, and Michael J. Donnelly.

9. The dollar amounts reported in column (e) represent the average amount of CAP to the Non-PEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to these NEOs as a group during the applicable fiscal years. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the average total compensation for the non-PEO NEOs as a group for fiscal 2025 to determine the CAP using the same methodology as described in footnote 3:

	Average Non-PEO NEOs Summary Compensation Table Total to CAP Reconciliation					
Year	Average Reported Summary Compensation Table for Non-PEO NEOs ($)	Minus: Average Reported Summary Compensation Table Value for Equity Awards for Non-PEO NEOs ($)	Plus/Minus: Average Equity Award Adjustments[a] ($)	Plus/Minus: Average Reported Change in the APV of Pension Benefits in SCT[b] ($)	Plus/Minus: Average Pension Benefit Adjustments ($)	Average Compensation Actually Paid to non-PEO NEOs ($)
2025	6,300,854	4,404,136	2,415,728	–	–	4,312,446

    (a) The amounts deducted or added in calculating the total average equity award adjustments are provided in the table below:

	Equity Award Adjustments for Non-PEO NEOs				
Year	Plus/Minus: Average Year End Fair Value of Awards Granted in the Year ($)	Plus/Minus: Average Change in Fair Value of Outstanding & Unvested Awards ($)	Plus/Minus: Average Fair Value as of Vesting Date of Awards Granted and Vested in the Year ($)	Plus/Minus: Average Change in Fair Value of Awards Granted in Prior Years that Vested in the Year ($)	Total Average Equity Award Adjustment ($)
2025	3,386,895	(1,130,477)	2,887	156,422	2,415,728

10. Cumulative TSR is calculated by dividing (a) the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by (b) the Company's share price at the beginning of the measurement period. The peer group selected by the Company for purposes of the TSR benchmarking for the pay versus performance disclosures is the same peer group the Company uses for its performance graph in the Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K. The Peer Group consists of Albertsons Companies, Inc. (included from June 26, 2020 when it began trading), Costco Wholesale Corporation, CVS Health Corporation, Koninklijke Ahold Delhaize N.V., Target Corp., Walgreens Boots Alliance Inc. and Walmart Inc. The cumulative TSR depicts a hypothetical $100 investment in Kroger common shares on January 30, 2021, and shows the value of that investment over time (assuming the reinvestment of dividends) for each calendar year. A hypothetical $100 investment in the Peer Group using the same methodology is shown for comparison. Because fiscal years are presented in the table in reverse chronological order (from top to bottom), the table should be read from bottom to top for purposes of understanding cumulative returns over time.

11. Net income is as reported in the Company's audited financial statements for the applicable year in accordance with U.S. GAAP.

12. Adjusted FIFO Operating Profit equals gross profit, excluding the LIFO charge, minus OG&A, minus rent, and minus depreciation and amortization. For a reconciliation of non-GAAP information, see pages 28-36 of our Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March 31, 2026.

Most Important Performance Measures

The three measures listed below represent the most important financial performance measures used by the Company to link CAP to Company performance for the 2025 fiscal year:

- Adjusted FIFO Operating Profit
- ID sales, without fuel
- Adjusted net earnings per diluted share attributable to The Kroger Co.

For a reconciliation of non-GAAP information, see pages 28-36 of our Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March 31, 2026.

Description of Relationships between CAP and Certain Financial Performance Measure Results

The following charts provide, across the Covered Years, a description of the relationships between (1) our cumulative TSR and the cumulative TSR for the peer group reflected in the PVP Table above, (2) PEO CAP and the financial performance measures results set forth in columns (f), (h), and (i) of the PVP Table above, and (3) non-PEO NEO CAP and the financial performance measures results set forth in column (f), (h) and (i) of the PVP Table above.







CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information regarding the ratio of the annual total compensation of our Interim CEO and Chairman, Mr. Sargent, to the annual total compensation of our median associate.

Because both Mr. McMullen and Mr. Sargent served as CEOs during parts of fiscal 2025, we choose to use the compensation of the Interim CEO, Mr. Sargent, who was in the position on the date selected to identify the median employee. We then annualized Mr. Sargent's annual total compensation. Using this methodology, the annual total compensation for our Interim CEO was $14,400,108. The annual total compensation of our median associate for 2025 was $34,552. As a result, we estimate that the ratio of our Interim CEO's annual total compensation to that of our median associate for fiscal 2025 was 417 to 1. Our median employee is a full-time associate in the Central region. Over half of Kroger's associates are part-time workers.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll records and the methodology described below. The SEC rules for identifying the median compensated associate and calculating the pay ratio based on that associate's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios. Therefore, the estimated pay ratio reported above may not be comparable to the pay ratios reported by other companies and should not be used as a basis for comparison between companies.

For 2025, our median employee is the same employee that was used in the 2024 CEO Pay Ratio calculation, as we reasonably believe there were no changes in our employee population or compensation arrangements that would have significantly affected our pay ratio calculation. We identified the "median employee" from our employee population on the last day of our 12th fiscal period (December 31, 2025), which included full-time, part-time, temporary, and seasonal employees who were employed on that date. The consistently applied compensation measure we used was "base salary/wages paid," which we measured from the beginning of our payroll calendar year, January 1, 2025, through December 31, 2025; and as reflected on 2025 W-2 statements. For associates hired in 2025 or associates on leave at the end of 2025, their earnings were annualized based on their full-time equivalent percent and rate. We did not make any other adjustments permissible by the SEC nor did we make any other material assumptions or estimates to identify our median employee.

We then determined the median associate's annual total compensation using the Summary Compensation Table methodology as detailed in Item 402(c)(2)(x) of Regulation S-K and compared it to the annual total compensation of Mr. Sargent as detailed in the "Total" column of the Summary Compensation Table for 2025, to arrive at the pay ratio disclosed above.

Item No. 2 – Approval, on an Advisory Basis, of Named Executive Officer Compensation

You are being asked to vote, on an advisory basis, to approve the compensation of our NEOs.

FOR	The Board recommends a vote FOR the approval of compensation of our NEOs.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that we give our shareholders the right to approve, on a nonbinding, advisory basis, the compensation of our NEOs as disclosed earlier in this proxy statement in accordance with the SEC's rules.

As discussed earlier in the CD&A, our compensation philosophy is to attract and retain the best management talent and to motivate these associates to achieve our business and financial goals. Our incentive plans are designed to reward the actions that lead to long-term value creation. To achieve our objectives, we seek to ensure that compensation is competitive and that there is a direct link between pay and performance. To do so, we are guided by the following principles:

- Compensation must be designed to attract and retain individuals to be executives at Kroger;
- A significant portion of pay should be performance-based, with the percentage of total pay tied to performance increasing proportionally with an executive's level of responsibility;
- Compensation should include incentive-based pay to drive performance, providing superior pay for superior performance, including both a short- and long-term focus;
- Compensation policies should include an opportunity for, and a requirement of, significant equity ownership to align the interests of executives and shareholders;
- Components of compensation should be tied to an evaluation of business and individual performance measured against metrics that directly drive our business strategy;
- Compensation plans should provide a direct line of sight to Company performance;
- Compensation programs should be aligned with market practices; and
- Compensation programs should serve to both motivate and retain talent.

The vote on this resolution is not intended to address any specific element of compensation. Rather, the vote relates to the compensation of our NEOs as described in this proxy statement. The vote is advisory. This means that the vote is not binding on Kroger. The Compensation Committee of the Board is responsible for establishing executive compensation. In so doing, the Compensation Committee will consider, along with all other relevant factors, the results of this vote.

We ask our shareholders to vote on the following resolution:

"RESOLVED, that the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and the related narrative discussion, is hereby APPROVED."

The next advisory vote will occur at our 2027 Annual Meeting.

Item No. 3 – Ratification of the Appointment of Kroger's Independent Auditor

You are being asked to ratify the appointment of Kroger's independent auditor, PricewaterhouseCoopers LLP.

FOR	The Board recommends a vote FOR the ratification of appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities regarding the Company's financial reporting and accounting practices including the integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; the independent public accountants' qualifications and independence; the performance of the Company's internal audit function and independent public accountants; and the preparation of the Audit Committee Report. The Audit Committee performs this work pursuant to a written charter approved by the Board of Directors. The Audit Committee charter most recently was revised during fiscal 2012 and is available on the Company's website at ir.kroger.com under Investors — Governance — Committee Composition. The Audit Committee has implemented procedures to assist it during the course of each fiscal year in devoting the attention that is necessary and appropriate to each of the matters assigned to it under the Audit Committee's charter. The Audit Committee held 5 meetings during fiscal year 2025.

Appointment of Independent Auditor

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation, retention, and oversight of Kroger's independent auditor, as required by law and by applicable NYSE rules. On March 11, 2026, the Audit Committee appointed PricewaterhouseCoopers LLP as Kroger's independent auditor for the fiscal year ending January 30, 2027. PricewaterhouseCoopers LLP or its predecessor firm has been the Company's independent auditor since 1929.

In determining whether to reappoint the independent auditor, our Audit Committee:

- Reviews PricewaterhouseCoopers LLP's independence and performance;

- Considers the tenure of the independent registered public accounting firm and safeguards around auditor independence;

- Reviews, in advance, all non-audit services provided by PricewaterhouseCoopers LLP, specifically with regard to the effect on the firm's independence;

- Conducts an annual assessment of PricewaterhouseCoopers LLP's performance, including an internal survey of their service quality by members of management and the Audit Committee;

- Conducts regular executive sessions with PricewaterhouseCoopers LLP;

- Conducts regular executive sessions with the Vice President of Internal Audit;

- Considers PricewaterhouseCoopers LLP's familiarity with our operations, businesses, accounting policies and practices and internal control over financial reporting;

- Reviews candidates for the lead engagement partner in conjunction with the mandated rotation of the public accountants' lead engagement partner;

- Reviews recent Public Company Accounting Oversight Board reports on PricewaterhouseCoopers LLP and its peer firms; and

- Obtains and reviews a report from PricewaterhouseCoopers LLP describing all relationships between the independent auditor and Kroger at least annually to assess the independence of the internal auditor.

As a result, the members of the Audit Committee believe that the continued retention of PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm is in the best interests of our Company and its shareholders.

While shareholder ratification of the selection of PricewaterhouseCoopers LLP as our independent auditor is not required by Kroger's Regulations or otherwise, the Board of Directors is submitting the appointment of PricewaterhouseCoopers LLP to shareholders for ratification, as it has in past years, as a good corporate governance practice. If the shareholders fail to ratify the appointment, the Audit Committee may, but is not required to, reconsider whether to retain that firm. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different auditor at any time during the year if it determines that such a change would be in the best interests of our Company and our shareholders.

A representative of PricewaterhouseCoopers LLP is expected to participate in the meeting to respond to appropriate questions and to make a statement if he or she desires to do so.

Audit and Non-Audit Fees

The following table presents the aggregate fees billed for professional services performed by PricewaterhouseCoopers LLP for the annual audit and quarterly reviews of our consolidated financial statements for fiscal 2025 and 2024, and for audit-related, tax and all other services performed in 2025 and 2024.

	Fiscal Year Ended	
	January 31, 2026 ($)	February 1, 2025 ($)
Audit Fees[1]	5,400,000	6,647,700
Audit-Related Fees	25,000	100,000
Tax Fees[2]	-	104,440
All Other Fees[3]	2,156	2,156
Total	5,427,156	6,854,296

(1) Includes annual audit and quarterly reviews of Kroger's consolidated financial statements, the issuance of comfort letters to underwriters, consents, and assistance with the review of documents filed with the SEC. This also includes fees for work that related to the terminated merger with Albertsons Companies, Inc.

(2) Includes pre-approved assistance with tax compliance and tax related consulting.

(3) Includes use of an accounting research tool.

The Audit Committee requires that it approve in advance all audit and non-audit work performed by PricewaterhouseCoopers LLP. Pursuant to the Audit Committee audit and non-audit service pre-approval policy, the Committee will annually pre-approve certain defined services that are expected to be provided by the independent auditors. If it becomes appropriate during the year to engage the independent accountant for additional services, the Audit Committee must first approve the specific services before the additional work may be performed. All of the services provided by PricewaterhouseCoopers, LLP were approved by the Audit Committee under its pre-approval policy.

PricewaterhouseCoopers LLP has advised the Audit Committee that neither the firm, nor any member of the firm, has any financial interest, direct or indirect, in any capacity in Kroger or its subsidiaries.

The Board of Directors Recommends a Vote <u>For</u> This Proposal.

Audit Committee Report

Management of the Company is responsible for the preparation and presentation of the Company's financial statements, the Company's accounting and financial reporting principles and internal controls, and procedures that are designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws and regulations. The independent public accountants are responsible for auditing the Company's financial statements and expressing opinions as to the financial statements' conformity with generally accepted accounting principles and the effectiveness of the Company's internal control over financial reporting.

In performing its functions, the Audit Committee:

- Met separately with the Company's internal auditor and PricewaterhouseCoopers LLP with and without management present to discuss the results of the audits, their evaluation and management's assessment of the effectiveness of Kroger's internal controls over financial reporting and the overall quality of the Company's financial reporting;

- Met separately with the Company's Chief Financial Officer or the Company's General Counsel when needed;

- Met regularly in executive sessions;

- Reviewed and discussed with management the audited financial statements included in our Annual Report;

- Discussed with PricewaterhouseCoopers LLP the matters required to be discussed under the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and

- Received the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the Public Accounting Oversight Board regarding the independent public accountant's communication with the Audit Committee concerning independence and discussed the matters related to their independence.

Based upon the review and discussions described in this report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2026, as filed with the SEC on March 31, 2026.

This report is submitted by the Audit Committee.

Anne Gates, Chair
Karen M. Hoguet
Ashok Vemuri

Item 4 – Approval of The Kroger Co. 2019 Second Amended and Restated Long-Term Incentive Plan

You are being asked to vote to approve The Kroger Co. 2019 Second Amended and Restated Long-Term Incentive Plan (the "Second Amended Plan").

FOR	The Board recommends a vote FOR the approval of the Second Amended Plan

---

Under this Item No. 4, the Board is recommending that our shareholders approve the Second Amended Plan. The Second Amended Plan was adopted, subject to shareholder approval, by the Board of Directors on April 20, 2026, upon the recommendation of our Compensation and Talent Development Committee (the "Compensation Committee"). If approved by shareholders, the Second Amended Plan will increase the number of shares authorized for issuance under the Second Amended Plan by 42,300,000 shares to 102,222,931 shares, and extend the term of the Second Amended Plan for up to 10 years from its effective date.

The increase in the shares reserved for issuance and the extension of the term are the principal modifications contemplated by the Second Amended Plan. The Second Amended Plan also correspondingly increases the limit on shares that may be issued regarding incentive stock options by 42,300,000 shares, and adds a $1,000,000 limit on annual, per person non-employee director compensation. The Second Amended Plan also includes certain other non-substantive and conforming changes. The changes are described in the "Summary of Material Changes" below, which is followed by a summary description of the entire Second Amended Plan.

The Kroger Co. Amended and Restated 2019 Long-Term Incentive Plan (the "Amended and Restated 2019 Plan") has 6,522,198 shares available for grant as of April 1, 2026, as further explained in the "Equity Compensation Plan Information as of April 1, 2026" section of this proposal. We believe that increasing the share reserve under the Second Amended Plan is critical for us to meet our estimated near-term equity compensation needs. We operate in a highly competitive industry and geography for employee talent and do not expect required rates of compensation to decline. If the Second Amended Plan is approved, the Company will be able to continue to provide equity awards as part of its compensation program, which is necessary to successfully attract and retain the best possible candidates for positions of substantial responsibility within the Company and to ensure that compensation is competitive and has a direct link with performance. Moreover, awarding equity compensation aligns the interests of our NEOs with the interests of our shareholders and creates incentives to achieve the annual business plan targets and longer term company objectives. The details and design elements of the Second Amended Plan are set forth in the section entitled "Summary of the Second Amended Plan" beginning on page 80 below.

Providing equity and equity-based awards aligns employee compensation interests with the investment interests of our shareholders, and reduces cash compensation expense, permitting cash to be reinvested in our business or returned to our shareholders. Approval of the Second Amended Plan will allow Kroger to continue to provide equity and equity-based awards to recruit and compensate its officers and other key employees beyond the time at which the shares reserved under the Amended and Restated 2019 Plan would be depleted. If the Second Amended Plan is not approved, the Second Amended Plan will not become effective, and the Company will continue to grant awards under the Amended and Restated 2019 Plan until there are no longer any shares available for grant. Once the shares are depleted, we may not be able to issue stock-settled equity awards and may become reliant on cash-settled awards. An inability to grant equity-based awards would have significant negative consequences to us and our shareholders including the following:

- *Inhibit Pay for Performance and Alignment with Shareholders.* As described above, with respect to our NEOs and other senior employees of the Company, a key element of our compensation philosophy is to pay a meaningful portion of variable compensation in the form of stock-based awards as we believe that aligns employee and shareholder interests and drives long-term value creation.
- *Result in Increased Cash Compensation.* In order to attract and retain qualified personnel, we would likely be compelled to alter our compensation programs to increase the cash-based components, which would not provide the same benefits as equity awards and would limit cash available for other purposes.

If the Second Amended Plan is approved by our shareholders, it will become effective as of the date of the Annual Meeting and succeed the Amended and Restated 2019 Plan.

Background

The Amended and Restated 2019 Plan was approved by shareholders on June 23, 2022. The Amended and Restated 2019 Plan is the Company's only shareholder-approved compensation plan under which equity-based awards may be made. As described above in the section entitled "Compensation Discussion and Analysis" beginning on page 38 above, the Compensation Committee of the Board of Directors has long maintained a strong pay for performance philosophy designed to attract and retain the best management talent, to motivate employees to achieve our business and financial goals, and to reward the actions that lead to long-term value creation. The Compensation Committee believes that there is a strong link between our business strategy, the performance metrics in our short-term and long-term incentive programs, and the business results that drive shareholder value. To achieve our objectives, the Compensation Committee seeks to ensure that compensation is competitive and that a significant portion of pay should be performance-based, with the percentage of total pay tied to performance increasing proportionally with an NEO's level of responsibility.

We are requesting approval of 42,300,000 additional shares for awards under the Second Amended Plan. Awards may also be made under the Second Amended Plan with respect to an estimated 6,522,198 shares that, as of April 1, 2026, remain available for grant under the Amended and Restated 2019 Plan, which shares have previously been approved by our shareholders, as further explained in the "Equity Compensation Plan Information as of April 1, 2026" section of this proposal. We refer to the aggregate number of shares available for awards under the Second Amended Plan as the "share reserve." The share reserve will be reduced by one share for each share subject to a stock option or share appreciation right, and by 2.83 shares for each share subject to a restricted stock award, award of restricted stock units (including performance units), or other share award. In determining the number of additional shares to request under the Second Amended Plan, we evaluated our share availability under the Amended and Restated 2019 Plan, recent share usage, our historical annual equity award grant rate, our historical forfeiture rate and our estimates of the number of shares needed to attract new executive hires. We expect that the share reserve will allow us to continue to appropriately grant equity awards at reasonable and desirable levels for approximately the next seven years; however, the amount of future awards is not currently known and will depend on various factors that cannot be predicted, including, but not limited to, the price of our shares on future grant dates, the volatility of the stock and the types of awards that will be granted.

Key Amended and Restated 2019 Plan Provisions are Unchanged in the Second Amended Plan

- The Second Amended Plan provides for the following types of equity awards: stock options (both incentive stock options and nonqualified stock options), share appreciation rights, restricted stock awards, restricted stock units (including performance units), cash incentive awards and share awards;

- An estimated 6,522,198 shares that remain available for grant under the Amended and Restated 2019 Plan as of April 1, 2026 may also be granted under the Second Amended Plan;

- The share reserve will be reduced by one share for each share subject to a stock option or share appreciation right, and by 2.83 shares for each share subject to a restricted stock award, award of restricted stock units (including performance units), or other share award;

- All types of equity awards granted under the Second Amended Plan may have all or a significant portion of compensation linked to the achievement of performance goals by the Company and/or the participant; and

- The Second Amended Plan will be administered by the Compensation Committee, which is comprised entirely of independent directors, and which may delegate authority to a committee of executives in respect of awards to Kroger associates who are not our NEOs or subject to Section 16 under the Exchange Act.

Summary of Material Changes

The Second Amended Plan increases the shares available for awards from the limit in the Amended and Restated 2019 Plan by 42,300,000 shares. As a result, the new share pool under the Second Amended Plan as of its effective date will not exceed 102,222,931 shares (consisting of (a) 13,683,931 shares remaining available as of April 1, 2022 for awards, plus (b) 46,239,000 shares that were approved by our shareholders in 2022, plus (c) 42,300,000 shares requested to be approved by our shareholders in 2026), plus the common shares that are subject to awards that are added (or added back, as applicable) to the share pool pursuant to the share counting rules of the Second Amended Plan. The number and kind of shares available under the Second Amended Plan are subject to adjustment for stock dividends and stock splits and in certain other situations as further described in the Second Amended Plan.

The Second Amended Plan also correspondingly increases the limit on shares that may be issued regarding incentive stock options by 42,300,000 shares, adds a $1,000,000 limit on annual, per person non-employee director compensation, and extends the term under the Second Amended Plan until the tenth anniversary of the effective date of the Second Amended Plan. The Second Amended Plan also includes certain other non-substantive and conforming changes.

In addition, the Second Amended Plan retains flexibility for design of performance-based awards following the repeal of the exemption for performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"). The Compensation Committee aims to continue to retain flexibility to design compensation programs that are in the long-term best interests of Kroger and our shareholders, with deductibility of compensation being only one of a range of considerations taken into account.

Equity Compensation Plan Information as of April 1, 2026

The information included in this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended January 31, 2026 is updated by the following information regarding all existing equity compensation plans as of April 1, 2026 (reflecting a 1:1 share ratio, rather than application of the fungible share ratio):

Total number of stock options outstanding[1]	6,102,811
Total number of full value awards outstanding (includes restricted stock, restricted stock units and performance units)[2]	7,492,103
Total number of shares remaining available for future grant under the Amended and Restated 2019 Plan[3]	6,522,198
Total number of shares of common stock outstanding as of the Record Date	612,579,217

[1] The weighted-average exercise price of the stock options outstanding was $48.97 and the weighted-average remaining term of the stock options outstanding was 6.06 years. The Company did not have any stock appreciation rights outstanding as of April 1, 2026.

[2] Assumes performance units will vest and pay out based on maximum performance levels being achieved.

[3] Represents the total number of shares available for future awards under the Amended and Restated 2019 Plan reflecting performance units at maximum payout. The Amended and Restated 2019 Plan was our only active equity compensation plan as of April 1, 2026.

Key Shareholder Considerations

Shareholders should consider the following in determining whether to approve the Second Amended Plan:
- *Our burn rate is reasonable .* As detailed in the table below, our three-year average burn rate is 0.59%, which we define as the number of options granted as well as the number of full-value awards granted in a fiscal year divided by the weighted average basic common shares outstanding for that fiscal year. This 3-year average burn rate is reasonable compared to that of our industry peers.

Fiscal Year	Options Granted	Full-Value Shares Granted	Total Granted	Weighted Average # of Common Shares Outstanding	Burn Rate
2025	832,136	2,459,699	3,2918,35	652,000,000	0.50%
2024	1,150,382	3,178,557	4,328,939	715,000,000	0.61%
2023	1,267,959	3,550,624	4,818,583	718,000,000	0.67%

- *Our total dilution is reasonable*. Dilution is commonly measured by "overhang," which generally refers to the amount of total potential dilution to current shareholders that could result from future issuance of the shares reserved under an equity compensation plan. Our equity plan dilution rate (or overhang) as of April 1, 2026 was 3.3% (calculated by dividing (1) the number of shares subject to awards outstanding plus the number of shares remaining available for grant under the Amended and Restated 2019 Plan, by (2) the total number of common shares outstanding). As of April 1, 2026, the 6,522,198 shares remaining available under the Amended and Restated 2019 Plan and 13,594,914 shares subject to outstanding equity awards (assuming maximum payout for performance units) represented 1.1% and 2.2% of our current overhang, respectively. If approved, the additional 42,300,000 shares for grant under the Second Amended Plan would increase our total potential dilution by 6.9% to 10.2%. We calculate overhang and dilution based on 612,579,217 shares outstanding on April 1, 2026. These overhang and dilution levels are reasonable compared to that of our industry peers.

- *Expected share pool duration*. Based on our historic and projected future use of equity-based compensation, we estimate that the shares requested under the Second Amended Plan will be sufficient to provide awards for approximately seven years. However, the actual duration of the share reserve will depend on currently unknown factors, such as the Company's future stock price, changes in participation, our hiring and promotion activity, future grant practices, award type mix and levels, competitive market practices, acquisitions and divestitures, and the rate of returned shares due to forfeitures, the need to attract, retain and incentivize key talent, and how the Company chooses to balance total compensation between cash and equity-based awards.

- *Clawbacks*. Awards granted under the Second Amended Plan may be subject to recoupment in accordance with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recoupment of erroneously awarded compensation). Awards may also be subject to recoupment under the terms of the Second Amended Plan for a period of one year following the settlement of an award under the Second Amended Plan or may be subject to Kroger's clawback policy as described on page 52 above in the section entitled "Executive Compensation Recoupment Policy (Clawback)" in the "Compensation Discussion & Analysis."

- *The Second Amended Plan follows best market practices*. The Second Amended Plan has been designed consistent with the qualitative standards of proxy advisory firms and equity plan best practices. As a result, the Second Amended Plan:

  o provides that no award may vest prior to the one-year anniversary of such award's date of grant and (if applicable) requires a minimum performance period of 12 months (other than vesting upon the death or disability of the participant, or upon a change in control), except that up to 5% of the share reserve of the Second Amended Plan may be subject to awards that do not meet such minimum vesting requirement;

  o does not permit the repricing of awards granted under the Second Amended Plan unless approved by shareholders;

  o does not provide for automatic acceleration of vesting of equity awards solely upon a change in control of the Company, also known as a "single-trigger acceleration;"

  o does not contain an annual "evergreen" provision, and therefore shareholder approval is required to increase the maximum number of shares that may be issued under the Second Amended Plan;

  o contains a "fungible share pool" provision, which limits shareholder dilution by charging the share reserve with 2.83 shares for each share subject to a full value award;

- o provides that all stock options and share appreciation rights have an exercise price equal to at least the fair market value of our common shares on the date the stock option or share appreciation right is granted, except in certain situations in which we are assuming options granted by another company that we are acquiring;

- o provides that (i) no dividends or dividend equivalent rights will be paid or provided with respect to awards other than restricted shares and share awards, and (ii) dividend equivalents accrued with respect to awards of restricted stock units (including performance units), if any, may not be paid before the date such awards have vested; and

- o does not provide by its terms for any tax gross-ups.

As described above, the Amended and Restated 2019 Plan has 6,522,198 shares available for grant as of April 1, 2026. We believe additional shares should be reserved for issuance to meet our estimated near-term equity compensation needs. We operate in a highly competitive industry and geography for employee talent and do not expect required rates of compensation to decline. One alternative to using equity awards would be to significantly increase cash compensation. We do not believe this would be practical or advisable. We believe that a combination of equity and cash compensation is better for attracting, retaining and motivating employees. Any significant increase in cash compensation in lieu of equity awards would reduce the cash otherwise available for operations and investment in our business. Furthermore, we do not believe a more cash-oriented program would have the same long-term retention value or serve to align employees' interests to those of our shareholders as well as a program that includes equity.

Summary of the Second Amended Plan

The principal features of the Second Amended Plan are summarized below. The summary does not purport to be a complete statement of the terms of the Second Amended Plan and is qualified in its entirety by reference to the full text of the Second Amended Plan, a copy of which is attached as Appendix A to this Proxy Statement.

Purpose

The purpose of the Second Amended Plan is to align the interests of eligible participants with our shareholders by providing incentive compensation tied to Kroger's performance. The intent of the Second Amended Plan is to advance Kroger's interests and increase shareholder value by attracting, retaining and motivating key personnel.

Administration

Pursuant to its terms, the Second Amended Plan may be administered by the Compensation Committee of the Board, such other committee of the Board appointed by the Board to administer the Second Amended Plan or the Board, as determined by the Board (such administrator of the Second Amended Plan, the "Committee"). The Committee has the power and discretion necessary to administer the Second Amended Plan, with such powers including, but not limited to, the authority to select persons to participate in the Second Amended Plan, determine the form and substance of awards under the Second Amended Plan, determine the conditions and restrictions, if any, subject to which such awards will be made, modify the terms of awards, accelerate the vesting of awards upon termination of service, and make determinations regarding a participant's termination of employment or service for purposes of an award. The Committee's determinations, interpretations and actions under the Second Amended Plan are binding on the Company, the participants in the Second Amended Plan and all other parties. Generally, the Second Amended Plan will be administered by our Compensation Committee, which solely consists of independent directors, as appointed by the Board from time to time. The Compensation Committee may delegate authority to a committee of executives in respect of awards to Kroger associates who are not our NEOs or subject to Section 16 under the Exchange Act, as permitted under the Second Amended Plan.

Non-Employee Director Compensation Limit.

The Second Amended Plan provides that in no event will any non-employee director in any one calendar year be granted compensation for such service having an aggregate maximum value (measured at the date of grant, as applicable, and calculating the value of any awards based on the grant date fair value for financial reporting purposes) in excess of $1,000,000.

Eligibility

Any employee, officer, independent director, consultant or advisor to the Company or any of its subsidiaries or affiliates can participate in the Second Amended Plan, at the Committee's discretion. In its determination of eligible participants, the Committee may consider any and all factors it considers relevant or appropriate, and designation of a participant in any year does not require the Committee to designate that person to receive an award in any other year. As of the record date, 403,000 employees, 12 officers, 9 independent directors, and no consultants or advisors were eligible to participate in the Second Amended Plan. The basis for participation in the Second Amended Plan by eligible persons is the selection of such persons by the Committee (or its proper delegate) in its discretion.

Awards

The types of awards available under the Second Amended Plan include stock options (both incentive and non-qualified), share appreciation rights, restricted stock awards, restricted stock units (including performance units), cash incentive awards and share awards. All awards granted to participants under the Second Amended Plan will be represented by an award agreement. No award granted to participants under the Second Amended Plan may vest prior to the one-year anniversary of such award's date of grant (except for awards in respect of up to 5% of the share reserve of the Second Amended Plan, and awards that vest upon the death or disability of the participant, or upon a change in control (to the extent that awards are not continued, assumed or substituted, or upon a qualifying termination of service following such change in control, as described below)).

Stock Options

A stock option grant entitles a participant to purchase a specified number of Company shares during a specified term (with a maximum term of 10 years) at an exercise price that will not be less than the fair market value of a share as of the date of grant.

Subject to the minimum vesting requirements described above, the Committee will determine the requirements for vesting and exercisability of the stock options, which may be based on the continued employment or service of the participant with the Company for a specified time period, upon the attainment of performance goals or both. The stock options may terminate prior to the end of the term or vesting date upon termination of employment or service (or for any other reason), as determined by the Committee. No dividends or dividend equivalent rights will be paid or granted with respect to stock options. Unless approved by the Company's shareholders, the Committee may not take any action with respect to a stock option that would be treated as a "repricing" under the then applicable rules, regulations or listing requirements of the stock exchange on which shares are listed.

Stock options granted under the Second Amended Plan are either non-qualified stock options or incentive stock options (with incentive stock options intended to meet the applicable requirements under the Code). Stock options are nontransferable except in limited circumstances.

Share Appreciation Rights

A share appreciation right (SAR) granted under the Second Amended Plan will give the participant a right to receive, upon exercise or other payment of the SAR, an amount in cash, shares or a combination of both equal to the excess of (a) the fair market value of a share on the date of exercise over (b) the base price of the SAR that the Committee specified on the date of the grant. The base price of a SAR will not be less than the fair market value of a share as of the date of grant. The right of exercise in connection with a SAR may be made by the participant or automatically upon a specified date or event. SARs are non-transferable, except in limited circumstances.

Subject to the minimum vesting requirements described above, the Committee will determine the requirements for vesting and exercisability of the SARs, which may be based on the continued employment or service of the participant with the Company for a specified time period or upon the attainment of specific performance goals. The SARs may be terminated prior to the end of the term (with a maximum term of 10 years) upon termination of employment or service, as determined by the Committee. No dividends or dividend equivalent rights will be paid or granted with respect to SARs. Unless approved by the Company's shareholders, the Committee may not take any action with respect to a SAR that would be treated as a "repricing" under the then applicable rules, regulations or listing requirements of the stock exchange on which shares are listed.

Restricted Stock Awards

A restricted stock award is a grant of a specified number of shares to a participant, subject to restrictions that will lapse upon the terms that the Committee determines at the time of grant. Subject to the minimum vesting requirements described above, the Committee will determine the requirements for the lapse of the restrictions for the restricted stock awards, which may be based on the continued employment or service of the participant with the Company over a specified time period, upon the attainment of performance goals, or both.

The participant will have the rights of a shareholder with respect to the shares granted under a restricted stock award, including the right to vote the shares and receive all dividends and other distributions with respect thereto, unless the Committee determines otherwise to the extent permitted under applicable law. Any shares granted under a restricted stock award are nontransferable, except in limited circumstances. A participant may make an election under Section 83(b) of the Code for tax planning purposes.

Restricted Stock Units (including Performance Units)

A restricted stock unit or performance unit granted under the Second Amended Plan will give the participant a right to receive, upon vesting and settlement of the restricted stock units (commonly known as RSUs) or performance units, one share per vested unit or an amount per vested unit equal to the fair market value of one share as of the date of determination, or a combination thereof, at the discretion of the Committee. The Committee may grant RSUs or performance units together with dividend equivalent rights (which will not be paid until the award vests), and the holder of any RSUs or performance units will not have any rights as a shareholder, such as dividend or voting rights, until the shares underlying the RSUs or performance units are delivered.

Subject to the minimum vesting requirements described above, the Committee will determine the requirements for vesting and payment of the RSUs and performance units, which may be based on the continued employment or service of the participant with the Company for a specified time period and, for performance units, also upon the attainment of specific performance goals. RSU and performance unit awards will be forfeited if the vesting requirements are not satisfied. RSUs and performance units are nontransferable, except in limited circumstances.

Cash Incentive Awards

Cash incentive awards if granted under the Second Amended Plan may be payable based on the achievement of business and/or individual performance goals over a performance period, and may also be based on the continued employment or service of a participant with the Company during the performance period, or such other conditions as determined by the Committee. Cash incentive awards may be paid in any combination of cash or shares, based on the fair market value of such shares at the time of payment. The Committee will determine the requirements for vesting and payment of any cash incentive awards granted under the Second Amended Plan.

Share Awards

Share awards may be granted to eligible participants under the Second Amended Plan and consist of an award of shares. A share award may be granted for past employment or service, in lieu of bonus or other cash compensation, as director's compensation or any other purpose as determined by the Committee. Subject to the minimum vesting requirements described above, the Committee will determine the requirements for the vesting and payment of the share award, with the possibility that awards may be made with no vesting requirements. Upon receipt of the share award, the participant will have all rights of a shareholder with respect to the shares, including the right to vote and receive dividends.

Performance-Based Compensation

All types of awards granted under the Second Amended Plan may be granted with vesting, payment, lapse of restrictions and/or exercisability requirements that are subject to the attainment of specific performance goals (with the exception of cash incentive awards, which must be granted subject to the attainment of performance goals). The Committee may adjust performance goals, or the manner of measurement thereof, as it deems appropriate, including, without limitation, adjustments to reflect charges for restructurings, non-operating income, the impact of corporate transactions or discontinued operations, events that are unusual in nature or infrequent in occurrence and other non-recurring items, currency fluctuations, litigation or claim judgments, settlements, and the effects of accounting or tax law changes.

Plan Amendments or Termination

The Board may amend, modify, suspend or terminate the Second Amended Plan, provided that if such amendment, modification, suspension or termination materially and adversely affects any award the Company must obtain the affected participant's consent. Certain amendments or modifications of the Second Amended Plan may also be subject to the approval of our shareholders as required by SEC and NYSE rules or applicable law.

Effective Date of the Second Amended Plan

The Second Amended Plan will become effective on the date it is approved by the Company's shareholders.

Termination of Service

Awards under the Second Amended Plan may be subject to reduction, cancellation or forfeiture upon termination of service or failure to meet applicable performance conditions or other vesting terms.

Under the Second Amended Plan, unless an award agreement provides otherwise, if a participant's employment or service is terminated for cause, or if after termination the Committee determines that the participant engaged in an act that falls within the definition of cause, or if after termination the participant engages in conduct that violates any continuing obligation of the participant with respect to the Company, the Company may cancel, forfeit and/or recoup any or all of that participant's outstanding awards. In addition, if the Committee makes the determination above, the Company may suspend the participant's right to exercise any stock option or share appreciation right, receive any payment or vest in any award pending a determination of whether the act falls within the definition of cause. The Second Amended Plan incorporates by reference the definition of cause from the KEPP. If a participant voluntarily terminates employment or service in anticipation of an involuntary termination for cause, that shall be deemed a termination for cause.

The Company has the right to recoup any gain realized by the participant from the exercise, vesting or payment of any award if, within one year after such exercise, vesting or payment, the participant is terminated for cause, the Committee determines the participant is subject to recoupment due to a clawback policy, or after the participant's termination the Committee determines that the participant engaged in an act that falls within the definition of cause or materially violated any continuing obligation of the participant with respect to the Company.

Change in Control

Under the Second Amended Plan, in the event of a change in control of the Company, as defined in the Second Amended Plan, all outstanding awards shall either (a) be continued or assumed by the surviving company or its parent, or (b) be substituted by the surviving company or its parent for awards, with substantially similar terms (with appropriate adjustments to the type of consideration payable upon settlement, including conversion into the right to receive securities, cash or a combination of both, and with appropriate adjustment of performance conditions or the deemed achievement of such conditions at the greater of the target level or actual performance, unless otherwise provided in an award agreement).

Only to the extent that outstanding awards are not continued, assumed or substituted upon or following a change in control, the Committee may, but is not obligated to, make adjustments to the terms and conditions of outstanding awards, including without limitation (i) acceleration of exercisability, vesting and/or payment immediately prior to or upon or following such event, (ii) upon written notice, providing that any outstanding stock option and share appreciation right must be exercised during a period of time immediately prior to such event or other period (contingent upon the consummation of such event), and at the end of such period, such stock options and share appreciation rights shall terminate to the extent not so exercised, and (iii) cancellation of all or any portion of outstanding awards for fair value (in the form of cash, shares, other property or any combination of such consideration), less any applicable exercise or base price.

Notwithstanding the foregoing, if a participant's employment or service is terminated upon or within 24 months following a change in control by the Company without cause or by the participant for good reason (defined in the Second Amended Plan by reference to the KEPP), the unvested portion (if any) of all outstanding awards held by the participant will immediately vest (and, to the extent applicable, become exercisable) and be paid in full upon such termination, with any performance conditions deemed achieved at the greater of the target level or actual performance, unless otherwise provided in an award agreement.

Assumption of Awards in Connection with an Acquisition

The Committee may assume or substitute any previously granted awards of an employee, director consultant, or other service provider of another corporation who becomes eligible by reason of a corporate transaction. The terms of the assumed award may vary from the terms and conditions otherwise required by the Second Amended Plan if the Committee deems it necessary. The assumed awards will not reduce the total number of shares available for awards under the Second Amended Plan.

Shares Available

42,300,000 new shares are available for awards under the Second Amended Plan, subject to shareholder approval at the Annual Meeting.

Awards may also be made under the Second Amended Plan with respect to an estimated 6,522,198 shares that, as of April 1, 2026, remain available for grant under the Amended and Restated 2019 Plan, which shares were previously approved by our shareholders at our 2022 Annual Meeting of Shareholders. We refer to the aggregate number of shares available for awards under the Amended Plan as the "share reserve." Within the share reserve, a total of 52,300,000 shares are available for awards of incentive stock options.

The new share reserve under the Second Amended Plan as of its effective date will not exceed 102,222,931 shares (consisting of (a) 13,683,931 shares remaining available as of April 1, 2022 for awards, plus (b) 46,239,000 shares that were approved by the our shareholders in 2022, plus (c) 42,300,000 shares requested to be approved by our shareholders in 2026), plus the shares that are subject to awards that are added (or added back, as applicable) to the share pool pursuant to the share counting rules of the Second Amended Plan. The number and kind of shares available under the Second Amended Plan are subject to adjustment for stock dividends and stock splits and in certain other situations as further described in the Second Amended Plan.

If any award granted under the Second Amended Plan is canceled, expired, forfeited, surrendered, settled by delivery of fewer shares than the number underlying the award, or otherwise terminated without delivery of the shares or payment of consideration to the participant, then such shares will be returned to the Second Amended Plan and be available for future awards under the Second Amended Plan. However, shares that are withheld from an award in payment of the exercise, base or purchase price or taxes or not issued or delivered as a result of the net settlement of an outstanding stock option, share appreciation right or other award will not be returned to the Second Amended Plan nor available for future awards under the Second Amended Plan.

The share reserve will be reduced by one share for each Share subject to a stock option or share appreciation right, and by 2.83 shares for each share subject to a restricted stock award, award of restricted stock units (including performance units), or other share award. If a share that was subject to an award that counted as one share is returned to the share reserve, the share reserve will be credited with one share. If a Share that was subject to an award that counts as 2.83 shares is returned to the share reserve, the share reserve will be credited with 2.83 shares.

Adjustments

In the event of any recapitalization, reclassification, share dividend, extraordinary dividend, share split, reverse share split, merger, reorganization, consolidation, combination, spin-off or other similar corporate event or transaction affecting the common shares of the Company, the Committee will make equitable adjustments to (i) the number and kind of Shares or other securities available for awards and covered by outstanding awards, (ii) the exercise, base or purchase price, or other value determinations of outstanding awards, and/or (iii) any other terms of an award affected by the corporate event.

U.S. Federal Income Tax Consequences

Incentive Stock Options

An optionee recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Optionees who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option normally will recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies such holding periods upon a sale of the shares, the Company will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares within two years after the date of grant or within one year after the date of exercise (a "disqualifying disposition"), the difference between the fair market value of the shares on the exercise date and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

The difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment in computing the optionee's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

Nonqualified Stock Options

Options not designated or qualifying as incentive stock options will be nonqualified stock options having no special tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonqualified stock option, the optionee normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of shares acquired by the exercise of a nonqualified stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss.

Share Appreciation Rights

In general, no taxable income is reportable when SARs are granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the fair market value of any cash or shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards

A participant acquiring restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, pursuant to Section 83(b) of the Code, to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue

Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Unit Awards (including Performance Unit Awards)

There are no immediate tax consequences of receiving an award of RSUs or performance units. A participant who is awarded RSUs or performance units will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the Committee or a participant. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Cash Incentive Awards

A participant generally will recognize no income upon the grant of a performance cash incentive award. Upon the settlement of such award, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any unrestricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Share Awards

A participant acquiring unrestricted shares generally will recognize ordinary income equal to the fair market value of the shares on the grant date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of unrestricted shares acquired pursuant to a share award, any gain or loss, based on the difference between the sale price and the fair market value on the date the shares are granted, will be taxed as capital gain or loss.

Section 409A

Section 409A provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Certain types of awards granted under the Second Amended Plan may be subject to the requirements of Section 409A. It is intended that the Second Amended Plan and all awards comply with, or be exempt from, the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Tax Effects for the Company

The Company generally will be entitled to a tax deduction in connection with an award under the Second Amended Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonqualified stock option). Special rules limit the deductibility of compensation paid to our chief executive officer, chief financial officer and the other "covered employees" as determined under Section 162(m) of the Code and applicable guidance. Under Section 162(m), the annual compensation paid to any of these covered employees, including awards that Kroger grants pursuant to the Second Amended Plan, whether performance-based or otherwise, will be subject to the $1 million annual deduction limitation. Because of the elimination of the performance-based compensation exemption, it is possible that all or a portion of the compensation paid to covered employees in the form of equity grants under the Second Amended Plan may not be deductible by the Company, to the extent that the annual deduction limitation is exceeded.

THE FOREGOING IS ONLY A BRIEF SUMMARY OF CERTAIN OF THE EFFECTS OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY WITH RESPECT TO AWARDS UNDER THE SECOND AMENDED PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS (SUCH AS MEDICARE AND SOCIAL SECURITY TAXES), THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

New Plan Benefits

The issuance of any awards under the Second Amended Plan will be at the discretion of the Committee. In addition, the benefit of any awards granted under the Second Amended Plan will depend on a number of factors, including the fair market value of Company shares on future dates, and actual Company performance against performance goals established with respect to performance awards, among other things. Therefore, it is not possible to determine the amount or form of any award that will be granted to any individual in the future. For information regarding awards granted to our NEOs under the Amended and Restated 2019 Plan during the 2025 fiscal year, please refer to the Grants of Plan-Based Awards table on page 56 made to our NEOs in fiscal 2025.

Additional Information

For further discussion of our compensation program and the long-term incentive awards granted under our incentive plans, see "Compensation Discussion & Analysis" and the discussion of "Long-Term Compensation" therein.

Equity Compensation Plan Information

The following table provides information regarding shares outstanding and available for issuance under our existing equity compensation plans, effective as of January 31, 2026.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	6,027,016	43.03	18,799,448
Equity compensation plans not approved by security holders	—	—	—
Total	6,027,016	43.03	18,799,448

The total number of securities reported in column (a) includes the maximum number of common shares, 3,548,215, that may be issued under performance units granted under our long-term incentive plans. The nature of the awards is more particularly described in the Compensation Discussion and Analysis section of the definitive 2026 proxy statement. Based on historical data, or in the case of the awards made in 2012 through 2025 and earned in 2025 the actual payout percentage, our best estimate of the number of common shares that will be issued under the performance unit grants is approximately 935,871. The weighted-average exercise price in column (b) does not take performance unit awards into account. The amount shown in column (c) represents common shares remaining available under the 2019 Amended Plan, under which the Committee is authorized to make awards. Under the 2019 Amended Plan, for any award that is not a stock option or a stock appreciation right, 2.83 common shares are subtracted from the maximum number of common shares available under the plan for every common share granted under the award. For awards of stock options and stock appreciation rights, however, only one common share is subtracted from the maximum number of common shares available under the plan for every common share granted. Amounts reported in this table are on an actual share basis.

AGAINST   The Board recommends a vote AGAINST the following shareholder proposal, if properly presented at the meeting, for the reasons stated in Kroger's statements in opposition following the shareholder proposal.

Item No. 5 – Shareholder Proposal- Report on GHG emissions reductions

We have been advised that Friends Fiduciary or an appointed representative will present the following proposal for consideration during the 2026 Annual Meeting. We will promptly provide the shareholdings upon written or oral request to our Secretary at our executive offices.

"WHEREAS:

The Intergovernmental Panel on Climate Change has advised that greenhouse gas (GHG) emissions must decrease 43% by 2030 from 2019 levels and reach net zero by 2050 to limit global warming to 1.5°C and avoid the most damaging effects of climate change. Deloitte estimates that "unchecked climate change could cost the global economy $178 trillion over the next 50 years."

In its 10-K Kroger recognizes business risks from climate change, stating the effects "present both physical risks…and transition risks…which are expected to be widespread and unpredictable." Extreme weather events may affect Kroger's ability, "to procure needed commodities at costs and in quantities that are optimal." Kroger also acknowledges local, state or federal regulatory responses to climate change may affect its financial condition.

Kroger set a goal to reduce its absolute Scope 1 and 2 emissions 30% by 2030, applies climate risk modeling to its direct operations, and mentions having business resilience plans. However, the Company has not provided detailed information on its plans to address Scope 3 emissions (representing approximately 93% of Kroger's carbon emissions), nor has it applied its risk modeling to its full value chains. Without disclosures detailing efforts to mitigate its largest climate impacts, or plans to boost the agricultural supply chain resiliency that is critical to its Our Brands products (26% of FY25 revenue), Kroger may face elevated supply chain, regulatory, operational, and reputational risk.

Kroger disclosed a Scope 3 footprint for the first time in 2025 but has not outlined its intention or strategies to reduce these emissions, a standard practice among peers. Albertsons and Ahold Delhaize have set science-based value chain emissions reduction targets. Costco and Walmart provide greater detail regarding their supplier engagement strategies, emissions reduction progress, and efforts to reduce Scope 3 emissions.

Developing and reporting on plans and intentions to reduce Kroger's value chain emissions can help Kroger appropriately manage climate risks and opportunities. This would differ from Kroger's existing sustainability disclosures by providing shareholders with forward-looking and/or quantitative information, at management's discretion, describing actions the company will take to reduce full value chain emissions.

RESOLVED: Shareholders request that The Kroger Co. ("Kroger") issue a report, above and beyond existing disclosures, describing whether and, if so, how it will increase the scale and pace of its GHG emissions reduction efforts. The report should be updated annually, prepared at reasonable expense, and omit proprietary information.

SUPPORTING STATEMENT:

At management's discretion, the report could cover topics including:
• Quantitative reduction pathway to meet existing scope 1 and 2 goals;
• If Kroger does not plan to increase the scale and pace of its GHG emissions reduction efforts, disclose why;
• Kroger's supplier engagement emissions reduction efforts, suppliers' decarbonization progress, and related impacts on Kroger's carbon footprint; and
• Details about Kroger's plan to invest in and scale projects to reduce value chain emissions and increase supply chain resiliency."

The Board of Directors Recommends a Vote Against This Proposal for the Following Reasons:

Kroger manages greenhouse gas (GHG) emissions as part of Kroger's Responsible Business strategy. We outline our comprehensive management approach and efforts to advance sustainability in our annual Responsible Business Report. *[URL: https://www.thekrogerco.com/wp-content/uploads/2025/10/Kroger-Co-2025-Responsible-Business-Report.pdf]*

Kroger has an ambitious Scope 1 and 2 GHG emissions-reduction goal for our own operations.

In 2020, we set a challenging goal to reduce Scope 1 and 2 greenhouse gas (GHG) emissions company-wide – reflecting the impact of operations under Kroger's direct control – by 30% by 2030, from a 2018 baseline. We also published a Greenhouse Gas Emissions Reduction Goal Roadmap to outline how we identify and review potential projects that may contribute to achieving this 2030 goal. [*URL: https://www.thekrogerco.com/wp-content/uploads/2023/07/Kroger-GHG-Goal-Roadmap_Feb-2023.pdf*]

Internal business leaders regularly identify potential Scope 1 and 2 GHG emissions-reduction opportunities, weigh project implementation benefits and costs, and pilot new technologies to assess results before scaling company-wide. To date, Kroger has achieved a 14.9% cumulative GHG emissions reduction toward our 2030 goal while responsibly managing benefits and costs, demonstrating strong progress.

In addition, Kroger has been preparing for anticipated climate disclosure requirements in California, including Scope 1 and 2 GHG emissions and climate risk assessment findings.

Scope 3 emissions relating to our suppliers' operations and how customers use the products we sell are outside of the Company's direct control.

In the past few years, third-party organizations have tried to quantify companies' Scope 3 GHG emissions, as referenced in this proposal. A company's Scope 3 emissions reflect the estimated impact of its suppliers' upstream operations and facilities and its customers' use of products at home and through end of life and disposal.

Given this scope and complexity, the body of work related to Scope 3 emissions is still evolving; at this time, there is no consensus for how to accurately measure and report Scope 3 emissions. Current methodologies for estimating Scope 3 emissions are largely based on assumptions and predictive modeling. This is particularly problematic for retailers like Kroger who buy and sell thousands of items across multiple categories to meet our customers' needs.

In 2024, we completed work to estimate Kroger's Scope 3 GHG emissions for the first time – using estimates, assumptions and modeling – in order to assess the feasibility of aligning GHG goals with the Science-Based Targets Initiative (SBTi). We provided an overview of these findings in our 2025 Responsible Business Report and CDP questionnaire response. We determined and disclosed to investors and interested parties then that setting SBTi-aligned goals at this time was not feasible for Kroger, largely due to Scope 3 emission reduction requirements and lack of direct control over upstream and downstream impacts.

It is not feasible or financially prudent for Kroger to develop additional reports related to Scope 3 emissions at this time.

Advances in climate impact measurement are needed before Kroger can more accurately report Scope 3 emissions or develop roadmaps for reducing them.

For reasons stated above and in our public reporting, we believe addressing the environmental impacts of food and agricultural production around the world is a shared challenge among producers and suppliers, retailers and other buyers of these goods. We encourage our suppliers to operate responsibly and reduce the environmental impacts, including GHG emissions, from their own operations.

Kroger will continue to engage stakeholders and subject matter experts to consider future developments in this evolving body of work.

For the foregoing reasons, we urge you to vote AGAINST this proposal.

Shareholder Proposals and Director Nominations — 2027 Annual Meeting

Pursuant to Rule 14a-8 under the Exchange Act, shareholder proposals intended for inclusion in the proxy material relating to the 2027 Annual Meeting should be addressed to Kroger's Secretary and must be received at our principal executive offices not later than January 13, 2027. These proposals must comply with Rule 14a-8 and the SEC's proxy rules. Rule 14a-8 and related guidance provide that certain shareholder proposals may be excluded from a proxy statement. We will evaluate any shareholder proposal received and may exclude such shareholder proposal if permitted in accordance with such rule and guidance. If a shareholder submits a proposal outside of Rule 14a-8 for the 2027 Annual Meeting and such proposal is not delivered within the time frame specified in the Regulations, Kroger's proxy may confer discretionary authority on persons being appointed as proxies on behalf of Kroger to vote on such proposal.

In addition, Kroger's Regulations contain an advance notice of shareholder business and director nominations requirement, which generally prescribes the procedures that a shareholder of Kroger must follow if the shareholder intends, at an annual meeting, to nominate a person for election to Kroger's Board of Directors or to propose other business to be considered by shareholders. These procedures include, among other things, that the shareholder give timely notice to Kroger's Secretary of the nomination or other proposed business, that the notice contain specified information, and that the shareholder comply with certain other requirements. In order to be timely, this notice must be delivered in writing to Kroger's Secretary, at our executive offices, not later than 45 calendar days prior to the date on which our proxy statement for the prior year's annual meeting of shareholders was mailed to shareholders. If a shareholder's nomination or proposal is not in compliance with the procedures set forth in the Regulations, we may disregard such nomination or proposal. Accordingly, if a shareholder intends, at the 2027 Annual Meeting, to nominate a person for election to the Board of Directors or to propose other business, the shareholder must deliver a notice of such nomination or proposal to Kroger's Secretary not later than March 29, 2027 and comply with the requirements of the Regulations.

Furthermore, in addition to the requirements of SEC Rule 14a-8 or our Regulations, as applicable, as described above, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice to our Secretary that sets forth the information required by Rule 14a-19 of the Exchange Act no later than April 26, 2027, and must comply with the additional requirements of Rule 14a-19(b). However, if the date of the 2027 Annual Meeting is changed by more than 30 calendar days from the anniversary date of the Annual Meeting, then notice must be provided by the later of 60 calendar days prior to the date of the 2027 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2027 Annual Meeting is first made.

Eligible shareholders may also submit director nominees for inclusion in our proxy statement for the 2027 Annual Meeting. To be eligible, shareholders must have owned at least three percent of our common shares for at least three years. Up to 20 shareholders will be able to aggregate for this purpose. Nominations must be submitted to our Secretary at our executive offices no earlier than December 14, 2026 and no later than January 13, 2027. However, in the event that the 2027 Annual Meeting is set for a date that is more than 30 days before or more than 60 days after the anniversary date of the Annual Meeting, the nominations must be delivered by the 10th day following the day on which a public announcement of the 2027 Annual Meeting is first made by the Company.

Shareholder proposals, director nominations, including, if applicable pursuant to proxy access, and advance notices must be addressed in writing, and addressed and delivered timely to: Secretary, The Kroger Co., 1014 Vine Street, Cincinnati, Ohio 45202-1100.

Questions and Answers about the Annual Meeting

Why are you holding a virtual meeting?

We believe a virtual meeting is the most effective approach for enabling the highest possible attendance. We believe this facilitates shareholder attendance and participation, and has allowed a greater number of questions from a broader group of shareholders to be asked and answered at the Annual Meeting than in an in-person format. Therefore, our Annual Meeting is being held on a virtual-only basis with no physical location. Our goal for the Annual Meeting is to enable the broadest number of shareholders to participate in the meeting, while providing substantially the same access and exchange with Management and the Board as an in-person meeting. We believe that we are observing best practices for virtual shareholder meetings, including by providing a support line for technical assistance and addressing as many shareholder questions as time allows.

Who can vote?

You can vote if, as of the close of business on April 28, 2026, the record date, you were a shareholder of record of Kroger common shares.

Who is asking for my vote, and who pays for this proxy solicitation?

Your proxy is being solicited by Kroger's Board of Directors. Kroger is paying the cost of solicitation. We have hired D.F. King & Co., Inc., a proxy solicitation firm, to assist us in soliciting proxies and we will pay them a fee estimated not to exceed $19,000, plus reasonable expenses for the solicitation.

We also will reimburse banks, brokers, nominees, and other fiduciaries for postage and reasonable expenses incurred by them in forwarding the proxy material to beneficial owners of our common shares.

Proxies may be solicited personally, by telephone, electronically via the Internet, or by mail.

Who are the members of the Proxy Committee?

Anne Gates, Ronald L. Sargent, and Mark Sutton, all Kroger Directors, are the members of the Proxy Committee for our Annual Meeting.

What is the difference between a "shareholder of record" and a "beneficial shareholder" of shares held in street name?

You are the "shareholder of record" for any Kroger common shares that you own directly in your name in an account with Kroger's stock transfer agent, Equiniti Trust Company, LLC.

You are a "beneficial shareholder" of shares held in street name if your Kroger common shares are held in an account with a broker, bank, or other nominee as custodian on your behalf. The broker, bank, or other nominee is considered the shareholder of record of these shares. As the beneficial owner, you have the right to instruct the broker, bank, or other nominee on how to vote your Kroger common shares.

How do I vote my shares held in street name?

If your shares are held by a bank, broker, or other holder of record, you will receive voting instructions from the holder of record. Your broker is required to vote your shares in accordance with your instructions. In most cases, you may vote by telephone or over the internet as instructed.

How do I vote my proxy?

You can vote your proxy in one of the following ways:
1. By the internet, you can vote by the internet by visiting www.proxyvote.com.
2. By telephone, you can vote by telephone by following the instructions on your proxy card, voting instruction form, or notice.
3. By mail, you can vote by mail by signing and dating your proxy card if you requested printed materials, or your voting instruction form, and returning it in the postage-paid envelope provided with this proxy statement.
4. By mobile device, by scanning the QR code on your proxy card, notice of internet availability of proxy materials, or voting instruction form.
5. By attending and voting electronically during the virtual Annual Meeting at www.virtualshareholdermeeting.com/KR2026.

How can I participate and ask questions at the Annual Meeting?

We are committed to ensuring that our shareholders have substantially the same opportunities to participate in the virtual Annual Meeting as they would at an in-person meeting. In order to submit a question at the Annual Meeting, you will need your 16-digit control number that is printed on the Notice or proxy card that you received in the mail, or via email if you have elected to receive material electronically. You may log in 15 minutes before the start of the Annual Meeting and submit questions online. You will be able to submit questions during the Annual Meeting as well. We encourage you to submit any question that is relevant to the business of the meeting. Questions asked during the Annual Meeting will be read and addressed during the meeting. Shareholders are encouraged to log into the webcast at least 15 minutes prior to the start of the meeting to test their internet connectivity. You may also submit questions in advance of the meeting via the internet at www.proxyvote.com when you vote your shares.

What documentation must I provide to be admitted to the virtual Annual Meeting and how do I attend?

If your shares are registered in your name, you will need to provide your sixteen-digit control number included on your Notice or your proxy card (if you receive a printed copy of the proxy materials) in order to be able to participate in the meeting. If your shares are not registered in your name (if, for instance, your shares are held in "street name" for you by your broker, bank or other institution), you must follow the instructions printed on your Voting Instruction Form. In order to participate in the Annual Meeting, please log on to www.virtualshareholdermeeting.com/KR2026 at least 15 minutes prior to the start of the Annual Meeting to provide time to register and download the required software, if needed. The webcast replay will be available at www.virtualshareholdermeeting.com/KR2026 until the 2027 Annual Meeting. If you access the meeting but do not enter your control number, you will be able to listen to the proceedings, but you will not be able to vote or otherwise participate.

What if I have technical or other "IT" problems logging into or participating in the Annual Meeting webcast?

We have provided a toll-free technical support "help line" that can be accessed by any shareholder who is having challenges logging into or participating in the virtual Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support line number that will be posted on the virtual Annual Meeting login page.

What documentation must I provide to vote online at the Annual Meeting?

If you are a shareholder of record and provide your sixteen-digit control number when you access the meeting, you may vote all shares registered in your name during the Annual Meeting webcast. If you are not a shareholder of record as to any of your shares (i.e., instead of being registered in your name, all or a portion of your shares are registered in "street name" and held by your broker, bank or other institution for your benefit), you must follow the instructions printed on your Voting Instruction Form.

How do I submit a question at the Annual Meeting?

If you would like to submit a question during the Annual Meeting, once you have logged into the webcast at www.virtualshareholdermeeting.com/KR2026, simply type your question in the "ask a question" box and click "submit". You may also submit questions in advance of the meeting via the internet at www.proxyvote.com when you vote your shares.

When should I submit my question at the Annual Meeting?

Each year at the Annual Meeting, we hold a question-and-answer session following the formal business portion of the meeting during which shareholders may submit questions to us. We anticipate having such a question-and- answer session at this Annual Meeting. You can submit a question up to 15 minutes prior to the start of the Annual Meeting and up until the time we indicate that the question-and-answer session is concluded. However, we encourage you to submit your questions before or during the formal business portion of the meeting and our prepared statements, in advance of the question-and-answer session, in order to ensure that there is adequate time to address questions in an orderly manner. You may also submit questions in advance of the meeting via the internet at www.proxyvote.com when you vote your shares.

Can I change or revoke my proxy?

The common shares represented by each proxy will be voted in the manner you specified unless your proxy is revoked before it is exercised. You may change or revoke your proxy by providing written notice to Kroger's Secretary at 1014 Vine Street, Cincinnati, Ohio 45202, by executing and sending us a subsequent proxy, or by voting your shares while logged in and participating in the 2026 Annual Meeting of Shareholders.

How many shares are outstanding?

As of the close of business on April 28, 2026, the record date, our outstanding voting securities consisted of 616,560,677 common shares.

How many votes per share?

Each common share outstanding on the record date will be entitled to one vote on each of the 10 director nominees and one vote on each other proposal. Shareholders may not cumulate votes in the election of directors.

What voting instructions can I provide?

You may instruct the proxies to vote "For" or "Against" each proposal, or you may instruct the proxies to "Abstain" from voting.

What happens if proxy cards or voting instruction forms are returned without instructions?

If you are a registered shareholder and you return your proxy card without instructions, the Proxy Committee will vote in accordance with the recommendations of the Board.

If you hold shares in street name and do not provide your broker with specific voting instructions on proposals 1, 2, and 4, 5, which are considered non-routine matters, your broker does not have the authority to vote on those proposals. This is generally referred to as a "broker non-vote." Proposal 3, ratification of auditors, is usually considered a routine matter and, therefore, your broker may vote your shares according to your broker's discretion.

The vote required, including the effect of broker non-votes and abstentions for each of the matters presented for shareholder vote, is set forth below.

What are the voting requirements and voting recommendation for each of the proposals?

Proposals	Board Recommendation	Voting Approval Standard[3]	Effect of Abstention	Effect of broker non-vote
No. 1 Election of Directors	**FOR** Each Director Nominee recommended by your Board	More votes "FOR" than "AGAINST" since it is an uncontested election	No Effect	No Effect
No. 2 Approval, on an Advisory Basis of Named Executive Officer Compensation	**FOR**	Affirmative vote of the majority of shares participating in the voting[1]	No Effect	No Effect
No. 3 Ratification of Independent Auditors	**FOR**	Affirmative vote of the majority of shares participating in the voting[1]	No Effect	No Effect
No. 4 Approval of The Kroger Co. 2019 Second Amended and Restated Long-Term Incentive Plan	**FOR**	Affirmative vote of the majority of shares participating in the voting	No Effect	No Effect
No. 5 Shareholder Proposal	**AGAINST**	Affirmative vote of the majority of shares participating in the voting	No Effect	No Effect

[1]Although this is an advisory vote, the Board will take into consideration the outcome of the vote based on this standard.

Householding of Proxy Materials

We have adopted a procedure approved by the SEC called "householding." Under this procedure, shareholders of record who have the same address and last name will receive only one copy of the proxy materials unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees. Householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of our proxy materials or if you hold in more than one account, and in either case you wish to receive only a single copy for your household or if you prefer to receive separate copies of our documents in the future, please contact your bank or broker, or contact Kroger's Secretary at 1014 Vine Street, Cincinnati, Ohio 45202 or via telephone at 513-762-4000.

Beneficial shareholders can request information about householding from their banks, brokers or other holders of record.

The management knows of no other matters that are to be presented at the meeting, but, if any should be presented, the Proxy Committee expects to vote thereon according to its best judgment.

Available Information

The Company files Annual Reports on Form 10-K with the SEC. A copy of the Annual Report on Form 10-K for the fiscal year ended January 31, 2026 filed with the SEC on March 31, 2026 (except for certain exhibits thereto), including our audited financial statements and financial statement schedules, may be obtained, free of charge, upon written request by any shareholder to our Secretary at 1014 Vine Street, Cincinnati, Ohio 45202 or via telephone at 513-762-4000. Copies of all exhibits to the Annual Report on Form 10-K are available upon a similar request, subject to reimbursing the Company for its expenses in supplying any exhibit.

By order of the Board of Directors,
George H. Vincent, Secretary

APPENDIX A

THE KROGER CO.

2019 SECOND AMENDED AND RESTATED LONG-TERM INCENTIVE PLAN

1. <u>Purpose</u>.

The purpose of The Kroger Co. 2019 Second Amended and Restated Long-Term Incentive Plan is to further align the interests of eligible participants with those of the Company's shareholders by providing incentive compensation opportunities, including those tied to the performance of the Company and/or its Common Shares. The Plan is intended to advance the interests of the Company and increase shareholder value by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of the Company's business is largely dependent.

2. <u>Definitions</u>.   Capitalized terms used and not otherwise defined herein shall have the meanings set forth below:

"Affiliate" means any Person directly or indirectly controlling, controlled by, or under common control with another Person.

"*Award*" means an award of a Stock Option, Share Appreciation Right, Restricted Share Award, Restricted Share Unit (including Performance Units), Cash Incentive Award or Share Award granted under the Plan.

"*Award Agreement*" means a notice or an agreement entered into between the Company and a Participant setting forth the terms and conditions of an Award granted to a Participant as provided in Section 16.2 hereof.

"*Beneficial Owner*" has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act.

"*Board*" means the Board of Directors of the Company.

"*Cash Incentive Award*" means an Award that is denominated by a cash amount to an Eligible Person under Section 10 hereof and payable based on or conditioned upon the attainment of business and/or individual performance goals over a specified performance period.

"*Cause*" has the meaning set forth in the KEPP, unless otherwise defined in an Award Agreement.

"*Change in Control*" has the meaning set forth in Section 12.4 hereof.

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Committee*" means (i) the Compensation and Talent Development Committee of the Board, (ii) such other Committee of the Board appointed by the Board to administer the Plan or (iii) the Board, as determined by the Board.

"*Common Shares*" means the Company's common shares, par value $1.00 per share.

"*Company*" means The Kroger Co., or any successor thereto.

"*Date of Grant*" means the date on which an Award under the Plan is granted by the Committee or such later date as the Committee (or its applicable delegate) may specify to be the effective date of an Award.

"*Disability*" has the meaning set forth under the Company's long-term disability plan, unless otherwise defined in an Award Agreement. Notwithstanding the foregoing, in any case in which a benefit that constitutes or includes "nonqualified deferred compensation" subject to Section 409A would be payable by reason of Disability, the term "Disability" will mean a disability described in Treasury Regulations Section 1.409A-3(i)(4)(i)(A).

"*Effective Date*" has the meaning set forth in Section 17.1 hereof.

"*Eligible Person*" means any person who is an officer, employee, Non-Employee Director, or any natural person who is a consultant or advisor of the Company or any of its Subsidiaries.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

"*Fair Market Value*" means, as applied to a specific date, the price of a Common Share that is based on the opening, closing, actual, high, low or average selling prices of a Common Share reported on any established stock exchange or national market system including without limitation the New York Stock Exchange on the applicable date, the preceding trading day, the next succeeding trading day, or an average of trading days, as determined by the Committee in its discretion. Unless the Committee determines otherwise or unless otherwise specified in an Award Agreement, Fair Market Value shall be deemed to be equal to the closing price of a Common Share on the most recent date on which Common Shares were publicly traded. Notwithstanding the foregoing, if the Common Shares are not traded on any established stock exchange or national market system, Fair Market Value means the price of a Common Share as established by the Committee acting in good faith based on a valuation method that is consistent with the requirements of Section 409A of the Code and the regulations thereunder.

"*Good Reason*" has the meaning set forth in the KEPP, as amended from time to time, unless otherwise defined in an Award Agreement.

"*Incentive Stock Option*" means a Stock Option granted under Section 6 hereof that is intended to meet the requirements of Section 422 of the Code and the regulations thereunder.

"*KEPP*" means The Kroger Co. Employee Protection Plan, as amended from time to time.

"*Non-Employee Director*" means a member of the Board who is not an employee of the Company or any of its Subsidiaries.

"*Nonqualified Stock Option*" means a Stock Option granted under Section 6 hereof that is not an Incentive Stock Option.

"*Participant*" means any Eligible Person who holds an outstanding Award under the Plan.

"*Performance Unit*" means a Restricted Share Unit that is subject to vesting based on the achievement, or the level of achievement, during a specified performance period of one or more performance goals established by the Committee.

"*Person*" has the meaning set forth in Section 12.5 hereof.

"*Plan*" means The Kroger Co. 2019 Long-Term Incentive Plan, as may be amended or amended and restated from time to time. This Plan was last amended and restated as of the Effective Date.

"*Restricted Share Award*" means a grant of Common Shares to an Eligible Person under Section 8 hereof that are issued subject to such vesting and transfer restrictions as the Committee shall determine, and such other conditions, as are set forth in the Plan and the applicable Award Agreement.

"*Restricted Share Unit*" means a contractual right granted to an Eligible Person under Section 9 hereof representing notional unit interests equal in value to a Common Share to be paid or distributed at such times, and subject to such conditions, as set forth in the Plan and the applicable Award Agreement.

"*Securities Act*" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

"*Service*" means a Participant's employment with the Company or any Subsidiary or a Participant's service as a Non-Employee Director, consultant or other service provider with the Company or any Subsidiary, as applicable.

"*Share Appreciation Right*" means a contractual right granted to an Eligible Person under Section 7 hereof entitling such Eligible Person to receive a payment, representing the excess of the Fair Market Value of a Common Share over the base price per share of the right, at such time, and subject to such conditions, as are set forth in the Plan and the applicable Award Agreement.

"*Share Awards*" means a grant of Common Shares to an Eligible Person under Section 11 hereof.

"*Stock Option*" means a contractual right granted to an Eligible Person under Section 6 hereof to purchase Common Shares at such time and price, and subject to such conditions, as are set forth in the Plan and the applicable Award Agreement.

"*Subsidiary*" means an entity (whether or not a corporation) that is wholly or majority owned or controlled, directly or indirectly, by the Company or any other Affiliate of the Company that is so designated, from time to time, by the Committee, during the period of such Affiliated status; provided, however, that with respect to Incentive Stock Options, the term "Subsidiary" shall include only an entity that qualifies under Section 424(f) of the Code as a "subsidiary corporation" with respect to the Company.

"*Treasury Regulations*" means regulations promulgated by the United States Treasury Department.

3. Administration.

3.1 *Committee Members*.   The Plan shall be administered by a Committee comprised of no fewer than two members of the Board who are appointed by the Board to administer the Plan. To the extent deemed necessary by the Board, each Committee member shall satisfy the requirements for (i) an "independent director" under rules adopted by the New York Stock Exchange or other principal exchange on which the Common Shares are then listed and (ii) a "nonemployee director" within the meaning of Rule 16b-3 under the Exchange Act. Notwithstanding the foregoing, the mere fact that a Committee member shall fail to qualify under any of the foregoing requirements shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan. The Board may exercise all powers of the Committee hereunder and may directly administer the Plan. Neither the Company nor any member of the Board or Committee shall be liable for any action or determination made in good faith by the Board or Committee with respect to the Plan or any Award thereunder.

3.2 *Committee Authority*.   The Committee shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the power to (i) determine the Eligible Persons to whom Awards shall be granted under the Plan, (ii) prescribe the restrictions, terms and conditions of all Awards, (iii) interpret the Plan and terms of the Awards, (iv) adopt rules for the administration, interpretation and application of the Plan as are consistent therewith, and interpret, amend or revoke any such rules, (v) make all determinations with respect to a Participant's Service and the termination of such Service for purposes of any Award, (vi) correct any defect(s) or omission(s) or reconcile any ambiguity(ies) or inconsistency(ies) in the Plan or any Award thereunder, (vii) make all determinations it deems advisable for the administration of the Plan, (viii) decide all disputes arising in connection with the Plan and to otherwise supervise the administration of the Plan, (ix) subject to the terms of the Plan, amend the terms of an Award in any manner that is not inconsistent with the Plan, (x) accelerate the vesting or, to the extent applicable, exercisability of any Award upon termination of Service under certain circumstances, as set forth in the Award Agreement or otherwise, and (xi) adopt such procedures, modifications or subplans as are necessary or appropriate to permit participation in the Plan by Eligible Persons who are foreign nationals or employed outside of the United States. The Committee's determinations under the Plan need not be uniform and may be made by the Committee selectively among Participants and Eligible Persons, whether or not such persons are similarly situated. The Committee shall, in its discretion, consider such factors as it deems relevant in making its interpretations, determinations and actions under the Plan including, without limitation, the recommendations or advice of any officer or employee of the Company or such attorneys, consultants, accountants or other advisors as it may select. All interpretations, determinations, and actions by the Committee shall be final, conclusive, and binding upon all parties.

3.3 *Delegation of Authority*.   Subject to applicable law, the Committee shall have the right, from time to time, to delegate in writing to one or more officers of the Company the authority of the Committee to grant and determine the terms and conditions of Awards granted under the Plan, subject to such limitations as the Committee shall determine. In no event shall any such delegation of authority be permitted with respect to Awards granted to any member of the Board or to any Eligible Person who is subject to Rule 16b-3 under the Exchange Act. The Committee shall also be permitted to delegate, to any appropriate officer or employee of the Company, responsibility for performing certain ministerial functions under the Plan. In the event that the Committee's authority is delegated to officers or employees in accordance with the foregoing, all provisions of the Plan relating to the Committee shall be interpreted in a manner consistent with the foregoing by treating any such reference as a reference to such officer or employee for such purpose. Any action undertaken in accordance with the Committee's delegation of authority hereunder shall have the same force and effect as if such action was undertaken directly by the Committee and shall be deemed for all purposes of the Plan to have been taken by the Committee.

4. <u>Shares Subject to the Plan</u>.

4.1 *Number of Shares Reserved*.   Subject to adjustment as provided in Section 4.4 hereof, the total number of Common Shares that are available for Awards under the Plan as of and after the Effective Date (the "*Share Reserve*") will not exceed in the aggregate (i) 102,222,931 Common Shares (consisting of (a) 13,683,931 Common Shares remaining available as of April 1, 2022 for awards, <u>plus</u> (b) 46,239,000 Common Shares that were approved by the Company's shareholders in 2022, <u>plus</u> <u>(c)</u> 42,300,000 Common Shares approved by the Company's shareholders in 2026), <u>plus</u> (ii) the Common Shares that are subject to Awards granted under the Plan that are added (or added back, as applicable) to the Share Reserve pursuant to the share counting rules of the Plan. Within the Share Reserve, the total number of Common Shares available for issuance as Incentive Stock Options shall equal 52,300,000. Each Common Share subject to an Award shall reduce the Share Reserve by the applicable number of shares set forth in Section 4.3; <u>provided</u>, <u>however</u>, that Awards that are required to be paid in cash pursuant to their terms shall not reduce the Share Reserve. Any Common Shares delivered under the Plan shall consist of authorized and unissued shares or treasury shares.

4.2 *Share Replenishment*.   To the extent that an Award granted under this Plan is canceled, expired, forfeited, surrendered, settled by delivery of fewer Common Shares than the number underlying the Award, as applicable, or otherwise terminated without delivery of the Common Shares or payment of consideration (other than cash) to the Participant under the Plan, the Common Shares retained by or returned to the Company will (i) not be deemed to have been delivered under the Plan, as applicable, (ii) be available for future Awards under the Plan, and (iii) increase the Share Reserve (as described in Section 4.1) by the applicable number of shares set forth in Section 4.3 for each share that is retained by or returned to the Company. Notwithstanding the foregoing, Common Shares that are (a) withheld from an Award (or otherwise used) in payment of the exercise, base or purchase price or taxes relating to such an Award or (b) not issued or delivered as a result of the net settlement of an outstanding Stock Option, Share Appreciation Right or other Award under the Plan, as applicable, will be deemed to have been delivered under the Plan and will not be available for future Awards under the Plan.

4.3 *Fungible Share Pool*.   Subject to adjustment under Section 4.4, any Award that is not a Full-Value Award (as defined below) shall be counted against the Share Reserve as one share for each Common Share subject to such Award and any Award that is a Full-Value Award shall be counted against the Share Reserve as 2.83 shares for each Common Share subject to such Full-Value Award. "*Full-Value Award*" means any Restricted Share Award, Award of Restricted Share Units (including Performance Units) or Share Award. To the extent a Common Share that was subject to an Award that counted as one share is returned to the Share Reserve, the Share Reserve will be credited with one share. To the extent that a Common Share that was subject to an Award that counts as 2.83 shares is returned to the Share Reserve, the Share Reserve will be credited with 2.83 shares.

4.4 *Adjustments*.   If there shall occur any change with respect to the outstanding Common Shares by reason of any recapitalization, reclassification, share dividend, extraordinary dividend, share split, reverse share split or other distribution with respect to the Common Shares or any merger, reorganization, consolidation, combination, spin-off or other corporate event or transaction or any other change affecting the Common Shares (other than regular cash dividends to shareholders of the Company), the Committee shall, in the manner and to the extent it considers appropriate and equitable to the Participants and consistent with the terms of the Plan, cause an adjustment to be made to (i) the maximum number and kind of Common Shares provided in Section 4.1 hereof, (ii) the number and kind of Common Shares, units or other securities or rights subject to then outstanding Awards, (iii) the exercise, base or purchase price for each share or unit or other security or right subject to then outstanding Awards, (iv) other value determinations applicable to the Plan and/or outstanding Awards, and/or (v) any other terms of an Award or the Plan that are affected by the event. Notwithstanding the foregoing, (a) any such adjustments shall, to the extent necessary, be made in a manner consistent with the requirements of Section 409A of the Code and (b) in the case of Incentive Stock Options, any such adjustments shall, to the extent practicable, be made in a manner consistent with the requirements of Section 424(a) of the Code, unless otherwise determined by the Committee.

5. <u>Eligibility and Awards</u>.

5.1 *Designation of Participants*.   Any Eligible Person may be selected by the Committee to receive an Award and become a Participant. The Committee has the authority, in its discretion, to determine and designate from time to time those Eligible Persons who are to be granted Awards, the types of Awards to be granted, the number of Common Shares or units subject to Awards to be granted and the terms and conditions of such Awards consistent with the terms of the Plan. In selecting Eligible Persons to be Participants, and in determining the type and amount of Awards to be granted under the Plan, the Committee shall consider any and all factors that it deems relevant or appropriate. Designation of a Participant in any year shall not require the Committee to designate such person to receive an Award in any other year or, once designated, to receive the same type or amount of Award as granted to such Participant in any other year.

5.2 *Determination of Awards*.   The Committee shall determine the terms and conditions of all Awards granted to Participants in accordance with its authority under Section 3.2 hereof. An Award may consist of one type of right or benefit hereunder or of two or more such rights or benefits granted in tandem.

5.3 *Award Agreements*.   Each Award granted to an Eligible Person shall be represented by an Award Agreement. The terms of the Award, as determined by the Committee, will be set forth in the applicable Award Agreement as described in Section 16.2 hereof.

5.4 *Minimum Vesting Period*.   Notwithstanding anything in the Plan or any Award Agreement to the contrary, no equity-based Award may vest in less than one (1) year from its Date of Grant, and no equity-based Award that vests upon the attainment of performance goals shall have a performance period that is less than twelve (12) months, in each case, except for (i) Awards in respect of up to 5% of the maximum Share Reserve, and (ii) Awards that vest upon the death or Disability of the Participant, or in connection with a Change in Control.

5.5 *Non-Employee Director Compensation Limit*. Notwithstanding anything to the contrary contained in this Plan, in no event will any Non-Employee Director in any one calendar year be granted compensation for such service having an aggregate maximum value (measured as of the Date of Grant as applicable, and calculating the value of any awards based on the grant date fair value for financial reporting purposes) in excess of $1,000,000.

6. Stock Options.

6.1 *Grant of Stock Options*.   A Stock Option may be granted to any Eligible Person selected by the Committee, except that an Incentive Stock Option may only be granted to an Eligible Person satisfying the conditions of Section 6.7(a) hereof. Each Stock Option shall be designated on the Date of Grant, in the discretion of the Committee, as an Incentive Stock Option or as a Nonqualified Stock Option. All Stock Options granted under the Plan are intended to comply with or be exempt from the requirements of Section 409A of the Code, to the extent applicable.

6.2 *Exercise Price*.   The exercise price per share of a Stock Option shall not be less than one hundred percent (100%) of the Fair Market Value of a Common Share on the Date of Grant (subject to Section 16.10). The Committee may in its discretion specify an exercise price per share that is higher than the Fair Market Value of a Common Share on the Date of Grant.

6.3 *Vesting of Stock Options*.   Subject to Section 5.4, the Committee shall, in its discretion, prescribe in an award agreement the time or times at which or the conditions upon which, a Stock Option or portion thereof shall become vested and/or exercisable. The requirements for vesting and exercisability of a Stock Option may be based on the continued Service of the Participant with the Company or a Subsidiary for a specified time period (or periods), on the attainment of a specified performance goal(s) and/or on such other terms and conditions as approved by the Committee in its discretion. If the vesting requirements of a Stock Option are not satisfied, the Award shall be forfeited.

6.4 *Term of Stock Options*.   The Committee shall in its discretion prescribe in an Award Agreement the period during which a vested Stock Option may be exercised; provided, however, that the maximum term of a Stock Option shall be ten (10) years from the Date of Grant. The Committee may provide that a Stock Option will cease to be exercisable upon or at the end of a specified time period following a termination of Service for any reason as set forth in the Award Agreement or otherwise. A Stock Option may be earlier terminated as specified by the Committee and set forth in an Award Agreement upon or following the termination of a Participant's Service with the Company or any Subsidiary, including by reason of voluntary resignation, death, Disability, termination for Cause or any other reason. Subject to Section 409A of the Code and the provisions of this Section 6, the Committee may extend at any time the period in which a Stock Option may be exercised.

6.5 *Stock Option Exercise; Tax Withholding*.   Stock Options may be granted on a basis that allows for the exercise of the right by the Participant, or that requires the Stock Options to be exercised or surrendered for payment of the right upon a specified date or event. Subject to such terms and conditions as specified in an Award Agreement (including applicable vesting requirements), a Stock Option may be exercised in whole or in part at any time during the term thereof by notice in the form required by the Company, together with payment of the aggregate exercise price and applicable withholding tax. Payment of the exercise price may be made: (i) in cash or by cash equivalent acceptable to the Committee, or, (ii) to the extent permitted by the Committee in its sole discretion in an Award Agreement or otherwise (a) in Common Shares valued at the fair market value of such shares on the date of exercise, (b) through an open-market, broker-assisted sales transaction pursuant to which the Company is promptly delivered the amount of proceeds necessary to satisfy the exercise price, (c) by reducing the number of Common Shares otherwise deliverable upon the exercise of the Stock Option by the number of Common Shares having a fair market value on the date of exercise equal to the exercise price, (d) by a combination of the methods described above or € by such other method as may be approved by the Committee. In accordance with

Section 16.11 hereof, and in addition to and at the time of payment of the exercise price, the Participant shall pay to the Company the full amount of any and all applicable income tax, employment tax and other amounts required to be withheld in connection with such exercise, payable under such of the methods described above for the payment of the exercise price as may be approved by the Committee and set forth in the Award Agreement.

6.6   *Limited Transferability of Nonqualified Stock Options*.   All Stock Options shall be nontransferable except (i) upon the Participant's death, in accordance with Section 16.3 hereof or (ii) in the case of Nonqualified Stock Options only, for the transfer of all or part of the Stock Option to a Participant's "family member" (as defined for purposes of the Form S-8 registration statement under the Securities Act), in each case as may be approved by the Committee in its discretion at the time of proposed transfer. The transfer of a Nonqualified Stock Option may be subject to such terms and conditions as the Committee may in its discretion impose from time to time. Subsequent transfers of a Nonqualified Stock Option shall be prohibited other than in accordance with Section 16.3 hereof.

6.7   *Additional Rules for Incentive Stock Options*.

(a)   *Eligibility*.   An Incentive Stock Option may only be granted to an Eligible Person who is considered an employee for purposes of Treasury Regulation Section 1.421-1(h) with respect to the Company or any Subsidiary that qualifies as a "subsidiary corporation" with respect to the Company for purposes of Section 424(f) of the Code.

(b)   *Annual Limits*.   No Incentive Stock Option shall be granted to a Participant as a result of which the aggregate Fair Market Value (determined as of the Date of Grant) of the Common Shares with respect to which Incentive Stock Options under Section 422 of the Code are exercisable for the first time in any calendar year under the Plan and any other Stock Option plans of the Company, would exceed $100,000, determined in accordance with Section 422(d) of the Code. This limitation shall be applied by taking Stock Options into account in the order in which granted. Any Stock Option grant that exceeds such limit shall be treated as a Nonqualified Stock Option.

(c)   *Additional Limitations*.   In the case of any Incentive Stock Option granted to an Eligible Person who owns, either directly or indirectly (taking into account the attribution rules contained in Section 424(d) of the Code), shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any Subsidiary, the exercise price shall not be less than one hundred ten percent (110%) of the Fair Market Value of a Common Share on the Date of Grant and the maximum term shall be five (5) years.

(d)   *Termination of Service*.   An Award of an Incentive Stock Option may provide that such Stock Option may be exercised not later than (i) three (3) months following termination of Service of the Participant with the Company and all Subsidiaries (other than as set forth in clause (ii) of this Section 6.7(d)) or (ii) one year following termination of Service of the Participant with the Company and all Subsidiaries due to death or permanent and total disability within the meaning of Section 22(e)(3) of the Code, in each case as and to the extent determined by the Committee to comply with the requirements of Section 422 of the Code.

(e)   *Other Terms and Conditions; Nontransferability*.   Any Incentive Stock Option granted hereunder shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as are deemed necessary or desirable by the Committee, which terms, together with the terms of the Plan, shall be intended and interpreted to cause such Incentive Stock Option to qualify as an "incentive stock option" under Section 422 of the Code. A Stock Option that is granted as an Incentive Stock Option shall, to the extent it fails to qualify as an "incentive stock option" under the Code, be treated as a Nonqualified Stock Option. An Incentive Stock Option shall by its terms be nontransferable other than by will or by the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by such Participant.

(f)   *Disqualifying Dispositions*.   If Common Shares acquired by exercise of an Incentive Stock Option are disposed of within two years following the Date of Grant or one year following the transfer of such shares to the Participant upon exercise, the Participant shall, promptly following such disposition, notify the Company in writing of the date and terms of such disposition and provide such other information regarding the disposition as the Company may reasonably require.

6.8   *Repricing Prohibited.*   Subject to the adjustment provisions contained in Section 4.4 hereof, without the prior approval of the Company's shareholders, neither the Committee nor the Board shall cancel a Stock Option when the exercise price per share exceeds the Fair Market Value of one Common Share in exchange for cash or another Award (other than in connection with a Change in Control) or cause the cancellation, substitution or amendment of a Stock Option that would have the effect of reducing the exercise price of such a Stock Option previously granted under the Plan or otherwise approve any modification to such a Stock Option, that would be treated as a "repricing" under the then applicable rules, regulations or listing requirements adopted by the New York Stock Exchange or other principal exchange on which the Common Shares are then listed.

6.9   *Dividend Equivalent Rights.*   Dividends and dividend equivalent rights shall not be paid or granted with respect to Stock Options.

6.10   *No Rights as Shareholder*.   The Participant shall not have any rights as a shareholder with respect to the shares underlying a Stock Option until such time as Common Shares are delivered to the Participant pursuant to the terms of the Award Agreement.

7.   Share Appreciation Rights.

7.1   *Grant of Share Appreciation Rights*.   Share Appreciation Rights may be granted to any Eligible Person selected by the Committee. Share Appreciation Rights may be granted on a basis that allows for the exercise of the right by the Participant, or that provides for the automatic exercise or payment of the right upon a specified date or event. Share Appreciation Rights shall be non-transferable, except as provided in Section 16.3 hereof. All Share Appreciation Rights granted under the Plan are intended to comply with or otherwise be exempt from the requirements of Section 409A of the Code, to the extent applicable.

7.2   *Terms of Share Appreciation Rights*.   Subject to Section 5.4, the Committee shall in its discretion provide in an Award Agreement the time or times at which or the conditions upon which, a Share Appreciation Right or portion thereof shall become vested and/or exercisable. The requirements for vesting and exercisability of a Share Appreciation Right may be based on the continued Service of a Participant with the Company or a Subsidiary for a specified time period (or periods), on the attainment of a specified performance goal(s) and/or on such other terms and conditions as approved by the Committee in its discretion. If the vesting requirements of a Share Appreciation Right are not satisfied, the Award shall be forfeited. A Share Appreciation Right will be exercisable or payable at such time or times as determined by the Committee; provided, however, that the maximum term of a Share Appreciation Right shall be ten (10) years from the Date of Grant. The Committee may provide that a Share Appreciation Right will cease to be exercisable upon or at the end of a period following a termination of Service for any reason. The base price of a Share Appreciation Right shall be determined by the Committee in its discretion; provided, however, that the base price per share shall not be less than one hundred percent (100%) of the Fair Market Value of a Common Share on the Date of Grant (subject to Section 16.10).

7.3   *Payment of Share Appreciation Rights*.   A Share Appreciation Right will entitle the holder, upon exercise or other payment of the Share Appreciation Right, as applicable, to receive an amount determined by multiplying: (i) the excess of the Fair Market Value of a Common Share on the date of exercise or payment of the Share Appreciation Right over the base price of such Share Appreciation Right, by (ii) the number of shares as to which such Share Appreciation Right is exercised or paid. Payment of the amount determined under the foregoing may be made, as approved by the Committee and set forth in the Award Agreement, in Common Shares valued at their Fair Market Value on the date of exercise or payment, in cash or in a combination of Common Shares and cash, subject to applicable tax withholding requirements.

7.4   *Repricing Prohibited*.   Subject to the adjustment provisions contained in Section 4.4 hereof, without the prior approval of the Company's shareholders, neither the Committee nor the Board shall cancel a Share Appreciation Right when the base price per share exceeds the Fair Market Value of one Common Share in exchange for cash or another Award (other than in connection with a Change in Control) or cause the cancellation, substitution or amendment of a Share Appreciation Right that would have the effect of reducing the base price of such a Share Appreciation Right previously granted under the Plan or otherwise approve any modification to such Share Appreciation Right that would be treated as a "repricing" under the then applicable rules, regulations or listing requirements adopted by the New York Stock Exchange or other principal exchange on which the Common Shares are then listed.

7.5   *Dividend Equivalent Rights.*   Dividends and dividend equivalent rights shall not be paid or provided with respect to Share Appreciation Rights.

8.   Restricted Share Awards.

8.1   *Grant of Restricted Share Awards*.   A Restricted Share Award may be granted to any Eligible Person selected by the Committee.

8.2   *Vesting Requirements*.   Subject to Section 5.4, the restrictions imposed on shares granted under a Restricted Share Award shall lapse in accordance with the vesting requirements specified by the Committee in the Award Agreement. The requirements for vesting of a Restricted Share Award may be based on the continued Service of the Participant with the Company or a Subsidiary for a specified time period (or periods), on the attainment of a specified performance goal(s) and/or on such other terms and conditions as approved by the Committee in its discretion. If the vesting requirements of a Restricted Share Award are not satisfied, the Award shall be forfeited and the Common Shares subject to the Award shall be returned to the Company.

8.3   *Transfer Restrictions*.   Shares granted under any Restricted Share Award may not be transferred, assigned or subject to any encumbrance, pledge or charge until all applicable restrictions are removed or have expired, except as provided in Section 16.3 hereof. Failure to satisfy any applicable restrictions shall result in the subject shares of the Restricted Share Award being forfeited and returned to the Company. The Committee may require in an Award Agreement that certificates (if any) representing the shares granted under a Restricted Share Award bear a legend making appropriate reference to the restrictions imposed, and that certificates (if any) representing the shares granted or sold under a Restricted Share Award will remain in the physical custody of an escrow holder until all restrictions are removed or have expired.

8.4   *Rights as Shareholder*.   Subject to the foregoing provisions of this Section 8 and the applicable Award Agreement, the Participant shall have all rights of a shareholder with respect to the shares granted to the Participant under a Restricted Share Award, including the right to vote the shares and receive all dividends and other distributions paid or made with respect thereto, unless the Committee determines otherwise at the time the Restricted Share Award is granted.

8.5   *Section 83(b) Election*.   If a Participant makes an election pursuant to Section 83(b) of the Code with respect to a Restricted Share Award, the Participant shall file, within thirty (30) days following the Date of Grant, a copy of such election with the Company and with the Internal Revenue Service, in accordance with the regulations under Section 83 of the Code. The Committee may provide in an Award Agreement that the Restricted Share Award is conditioned upon the Participant's making or refraining from making an election with respect to the Award under Section 83(b) of the Code.

9.   Restricted Share Units (including Performance Units).

9.1   *Grant of Restricted Share Units and Performance Units*.   A Restricted Share Unit or Performance Unit may be granted to any Eligible Person selected by the Committee. The value of each Restricted Share Unit or Performance Unit is equal to the Fair Market Value of a Common Share on the applicable date or time period of determination, as specified by the Committee. Restricted Share Units and Performance Units shall be subject to such restrictions and conditions as the Committee shall determine. Restricted Share Units and Performance Units shall be non-transferable, except as provided in Section 16.3 hereof.

9.2   *Vesting.*   Subject to Section 5.4, the Committee shall, in its discretion, determine any vesting requirements with respect to Restricted Share Units and Performance Units, which shall be set forth in the Award Agreement. If the vesting requirements of a Restricted Share Unit Award or Performance Unit Award are not satisfied, the Award shall be forfeited.

(i)   *Restricted Share Units.*   The requirements for vesting of a Restricted Share Unit may be based on the continued Service of the Participant with the Company or a Subsidiary for a specified time period (or periods) and/or on such other terms and conditions as approved by the Committee in its discretion.

(ii)   *Performance Units*.   The requirements for vesting of a Performance Unit may be based on the continued Service of the Participant with the Company or a Subsidiary for a specified time period (or periods), on the attainment of a specified performance goal(s) and/or on such other terms and conditions as approved by the Committee in its discretion.

9.3   *Payment of Restricted Share Units and Performance Units*.   Restricted Share Units and Performance Units shall become payable to a Participant at the time or times determined by the Committee and set forth in the Award Agreement, which may be upon or following the vesting of the Award. Payment of a Restricted Share Unit or Performance Unit may be made, as approved by the Committee and set forth in the Award Agreement, in cash or in Common Shares or in a combination thereof, subject to applicable tax withholding requirements. Any cash payment of a Restricted Share Unit or Performance Unit shall be made based upon the Fair Market Value of a Common Share, determined on such date or over such time period as determined by the Committee.

9.4   *Dividend Equivalent Rights.*   Restricted Share Units and Performance Units may be granted together with a dividend equivalent right with respect to the Common Shares subject to the Award, which may be accumulated and may be satisfied in additional Restricted Share Units and Performance Units that are subject to the same terms and conditions of the applicable Restricted Share Units and Performance Units or may be accumulated in cash, as determined by the Committee in its discretion. Any dividend equivalent rights accumulated with respect to a Restricted Share Unit or Performance Unit shall not be paid until, and only to the extent that, the Award vests, unless otherwise provided in the Award Agreement. Dividend equivalent rights may be subject to forfeiture under the same conditions as apply to the underlying Restricted Share Units and Performance Units.

9.5   *No Rights as Shareholder*.   The Participant shall not have any rights as a shareholder with respect to the shares subject to a Restricted Share Unit or Performance Unit until such time as Common Shares are delivered to the Participant pursuant to the terms of the Award Agreement.

10. Cash Incentive Awards.

   10.1   *Grant of Cash Incentive Awards*.   A Cash Incentive Award may be granted to any Eligible Person selected by the Committee. A Cash Incentive Award may be evidenced by an Award Agreement specifying the performance period and such other terms and conditions as the Committee, in its discretion, shall determine. Cash Incentive Awards shall be non-transferable, except as provided in Section 16.3 hereof.

   10.2   *Payment*.   Payment amounts may be based on the attainment of specified levels of performance goals, including, if applicable, specified threshold, target and maximum performance levels, and performance falling between such levels. The requirements for payment may be also based upon the continued Service of the Participant with the Company or a Subsidiary during the respective performance period and on such other conditions as determined by the Committee. The Committee shall determine the attainment of the performance goals, the level of vesting or amount of payment to the Participant pursuant to Cash Incentive Awards, if any. Cash Incentive Awards may be paid, at the discretion of the Committee, in any combination of cash or Common Shares, based upon the Fair Market Value of such shares at the time of payment.

11. Share Awards.

   11.1   *Grant of Share Awards*.   A Share Award may be granted to any Eligible Person selected by the Committee. A Share Award may be granted for past Services, in lieu of bonus or other cash compensation, as directors' compensation or for any other valid purpose as determined by the Committee. The Committee shall determine the terms and conditions of such Awards, and, subject to Section 5.4, such Awards may be made without vesting requirements. In addition, the Committee may, in connection with any Share Award, require the payment of a specified purchase price.

   11.2   *Rights as Shareholder*.   Subject to the foregoing provisions of this Section 11 and the applicable Award Agreement, upon the issuance of Common Shares under a Share Award the Participant shall have all rights of a shareholder with respect to the Common Shares, including the right to vote the shares and receive all dividends and other distributions paid or made with respect thereto.

12. Change in Control.

   12.1   *Effect on Awards*.   Upon the occurrence of a Change in Control, all outstanding Awards shall either (i) be continued or assumed by the Company (if it is the surviving company or corporation) or by the surviving company or corporation or its parent (with such continuation or assumption including conversion into the right to receive securities, cash or a combination of both), or (ii) substituted by the surviving company or corporation or its parent of awards (with such substitution including conversion into the right to receive securities, cash or a combination of both), with substantially similar terms for outstanding Awards (with appropriate adjustments to the type of consideration payable upon settlement of the Awards or other relevant factors, and with any applicable performance conditions adjusted pursuant to Section 13 or deemed achieved at the greater of the target level or actual performance, as determined by the Committee (with the Award remaining subject only to time vesting), unless otherwise provided in an Award Agreement).

   12.2   *Certain Adjustments*.   To the extent that outstanding Awards are not continued, assumed or substituted pursuant to Section 12.1 upon or following a Change in Control, the Committee is authorized (but not obligated) to make adjustments in the terms and conditions of outstanding Awards, including without limitation the following (or any combination thereof):

   (i)   acceleration of exercisability, vesting and/or payment under outstanding Awards immediately prior to the occurrence of such event or upon or following such event;

   (ii)   upon written notice, providing that any outstanding Stock Options and Share Appreciation Rights are exercisable during a period of time immediately prior to the scheduled consummation of the event or such other period as determined by the Committee (contingent upon the consummation of the event), and at the end of such period, such Stock Options and Share Appreciation Rights shall terminate to the extent not so exercised within the relevant period; and

   (iii)   cancellation of all or any portion of outstanding Awards for fair value (in the form of cash, Common Shares, other property or any combination thereof) as determined in the sole discretion of the Committee; provided, however, that, in the case of Stock Options and Share Appreciation Rights or similar Awards, the fair value may equal the excess, if any, of the value or amount of the consideration to be paid in the Change in Control transaction to holders of Common Shares (or, if no such consideration is paid, Fair Market Value of the Common Shares) over the aggregate exercise or base price, as applicable, with respect to such Awards or portion thereof being canceled, or if there is no such excess, zero; provided, further, that if any payments or other consideration are deferred and/or contingent as a result of escrows, earn-outs, holdbacks or any other contingencies, payments under this provision may be made on substantially the same terms and conditions applicable to, and only to the extent actually paid to, the holders of Common Shares in connection with the Change in Control.

12.3   *Certain Terminations of Service.*   Notwithstanding the provisions of Section 12.1 and Section 12.2, if a Participant's Service with the Company and its Subsidiaries is terminated upon or within twenty four (24) months following a Change in Control by the Company without Cause or by the Participant for Good Reason, the unvested portion (if any) of all outstanding Awards held by the Participant shall immediately vest (and, to the extent applicable, become exercisable) and be paid in full upon such termination, with any applicable performance conditions deemed achieved at the greater of the target level or actual performance, as determined by the Committee, unless otherwise provided in an Award Agreement.

12.4   *Definition of Change in Control.*   Unless otherwise defined in an Award Agreement, "*Change in Control*" means, and shall be deemed to have occurred, if:

(i)   any Person, excluding the Company, any of its Affiliates and any employee benefit plan of the Company or any of its Affiliates, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors;

(ii)   consummation of a reorganization, merger, consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "*Business Combination*"), in each case, unless, following such Business Combination, individuals and entities that were the beneficial owners of outstanding voting securities entitled to vote generally in the election of directors of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, at least 60% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors resulting from such Business Combination (including, without limitation, an entity which, as a result of such transaction, owns all or substantially all of the Company or its assets either directly or through one or more Subsidiaries or Affiliates) in substantially the same proportions as their ownership of such securities immediately prior to such Business Combination;

(iii)   during any period of twenty-four (24) consecutive months, individuals who, at the beginning of such period, constitute the Board (the "*Incumbent Directors*") cease for any reason (including without limitation, as a result of a tender offer, proxy contest, merger or similar transaction) to constitute at least a majority thereof; provided that, any individual becoming a director of the Company whose appointment or election by the Board or nomination for election by the Company's shareholders was approved or recommended by a vote of at least two-thirds of the Incumbent Directors shall also be considered an Incumbent Director; or

(iv)   the consummation of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, to the extent necessary to comply with Section 409A of the Code with respect to the payment of "nonqualified deferred compensation," "Change in Control" shall be limited to a "change in control event" as defined under Section 409A of the Code.

12.5   *Definition of Person.*   "*Person*" means an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company or other legal entity. All references to Person shall include an individual Person or a group (as defined in Rule 13d-5 under the Exchange Act) of Persons.

13.   Adjustment of Performance Goals.   The Committee may provide for the performance goals to which an Award is subject, or the manner in which performance will be measured against such performance goals, to be adjusted in such manner as it deems appropriate, including, without limitation, adjustments to reflect charges for restructurings, non-operating income, the impact of corporate transactions or discontinued operations, events that are unusual in nature or infrequent in occurrence and other non-recurring items, currency fluctuations, litigation or claim judgements, settlements, and the effects of accounting or tax law changes. In addition, with respect to a Participant hired or promoted following the beginning of a performance period, the Committee may determine to prorate the performance goals in respect of such Participant's Awards for the partial performance period.

14.   Forfeiture Events.

14.1   *General.*   The Committee may specify in an Award Agreement at the time of the Award that the Participant's rights, payments and benefits with respect to an Award are subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, without limitation, termination of Service for Cause, violation of laws, regulations or material Company policies, breach of noncompetition, non-solicitation, confidentiality or other restrictive covenants that may apply to the Participant or other conduct by the Participant that is detrimental to the business or reputation of the Company.

14.2   *Termination for Cause; Treatment of Awards.*   Unless otherwise provided by the Committee and set forth in an Award Agreement, if (i) a Participant's Service with the Company or any Subsidiary shall be terminated for Cause or (ii) after termination of Service for any other reason, the Committee determines in its discretion either that, (a) during the Participant's period of Service, the Participant engaged in an act or omission which would have warranted termination of Service for Cause or (b) after termination, the Participant engages in conduct that violates any continuing obligation or duty of the Participant in respect of the Company or any Subsidiary, such Participant's rights, payments and benefits with respect to an Award shall be subject to cancellation, forfeiture and/or recoupment, as provided in Section 14.3 below. The Company shall have the power to determine whether the Participant has been terminated for Cause, the date upon which such termination for Cause occurs, whether the Participant engaged in an act or omission which would have warranted termination of Service for Cause or engaged in conduct that violated any continuing obligation or duty of the Participant in respect of the Company or any Subsidiary. Any such determination shall be final, conclusive and binding upon all persons. In addition, if the Company shall reasonably determine that a Participant has committed or may have committed any act which could constitute the basis for a termination of such Participant's Service for Cause or violates any continuing obligation or duty of the Participant in respect of the Company or any Subsidiary, the Company may suspend the Participant's rights to exercise any Stock Option or Share Appreciation Right, receive any payment or vest in any right with respect to any Award pending a determination by the Company of whether an act or omission could constitute the basis for a termination for Cause as provided in this Section 14.2.

14.3   *Right of Recapture.*

(i)   *General.*   If at any time within one (1) year (or such longer time specified in an Award Agreement or other agreement with a Participant or policy applicable to the Participant) after the date on which a Participant exercises a Stock Option or Share Appreciation Right or on which a Share Award, Restricted Share Award, or Restricted Share Unit (including Performance Units) vests, is settled in shares or otherwise becomes payable or on which a Cash Incentive Award is paid to a Participant, or on which income otherwise is realized or property is received by a Participant in connection with an Award, (a) a Participant's Service is terminated for Cause, (b) the Committee determines in its discretion that the Participant is subject to any recoupment of benefits pursuant to the Company's compensation recovery, "clawback" or similar policy, as may be in effect from time to time, or (c) after a Participant's Service terminates for any other reason, the Committee determines in its discretion either that, (1) during the Participant's period of Service, the Participant engaged in an act or omission which would have warranted termination of the Participant's Service for Cause or (2) after a Participant's termination of Service, the Participant engaged in conduct that violated any continuing obligation or duty of the Participant in respect of the Company or any Subsidiary, then, at the sole discretion of the Committee, any gain realized by the Participant from the exercise, vesting, payment, settlement or other realization of income or receipt of property by the Participant in connection with an Award, shall be repaid by the Participant to the Company upon notice from the Company, subject to applicable law. Such gain shall be determined as of the date or dates on which the gain is realized by the Participant, without regard to any subsequent change in the Fair Market Value of a Common Share. To the extent not otherwise prohibited by law, the Company shall have the right to offset the amount of such repayment obligation against any amounts otherwise owed to the Participant by the Company (whether as wages, vacation pay or pursuant to any benefit plan or other compensatory arrangement).

(ii)   *Accounting Restatement.*   If a Participant receives compensation pursuant to an Award under the Plan based on financial statements that are subsequently restated in a way that would decrease the value of such compensation, the Participant will, to the extent not otherwise prohibited by law, upon the written request of the Company, forfeit and repay to the Company the difference between what the Participant received and what the Participant should have received based on the accounting restatement, in accordance with (a) any compensation recovery, "clawback" or similar policy, as may be in effect from time to time to which such Participant is subject and (b) any compensation recovery, "clawback" or similar policy made applicable by law including the provisions of Section 945 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules, regulations and requirements adopted thereunder by the Securities and Exchange Commission and/or any national securities exchange on which the Company's equity securities may be listed (the "*Policy*"). By accepting an Award hereunder, the Participant acknowledges and agrees that the Policy, whenever adopted, shall apply to such Award, and all incentive-based compensation payable pursuant to such Award shall be subject to forfeiture and repayment pursuant to the terms of the Policy.

15.   Transfer, Leave of Absence, Etc.   For purposes of the Plan, except as otherwise determined by the Committee, the following events shall not be deemed a termination of Service: (i) a transfer to the service of the Company from a Subsidiary or from the Company to a Subsidiary, or from one Subsidiary to another; or (ii) an approved leave of absence for military service or sickness, a leave of absence where the employee's right to re-employment is protected either by a statute or by contract or under the policy pursuant to which the leave of absence was granted, a leave of absence for any other purpose approved by the Company or if the Committee otherwise so provides in writing.

16. <u>General Provisions</u>.

16.1 *Status of Plan*. The Committee may authorize the creation of trusts or other arrangements to meet the Company's obligations to deliver Common Shares or make payments with respect to Awards.

16.2 *Award Agreement*. An Award under the Plan shall be evidenced by an Award Agreement in a written or electronic form approved by the Committee setting forth the number of Common Shares, units, or other amounts or securities subject to the Award, the exercise price, base price or purchase price of the Award, the time or times at which an Award will become vested, exercisable or payable and the term of the Award, as applicable. The Award Agreement also may set forth the effect on an Award of a Change in Control and/or a termination of Service under certain circumstances. The Award Agreement shall be subject to and incorporate, by reference or otherwise, all of the applicable terms and conditions of the Plan, and also may set forth other terms and conditions applicable to the Award as determined by the Committee consistent with the limitations of the Plan. The grant of an Award under the Plan shall not confer any rights upon the Participant holding such Award other than such terms, and subject to such conditions, as are specified in the Plan as being applicable to such type of Award (or to all Awards) or as are expressly set forth in the Award Agreement. The Committee need not require the execution of an Award Agreement by a Participant, in which case, acceptance of the Award by the Participant shall constitute agreement by the Participant to the terms, conditions, restrictions and limitations set forth in the Plan and the Award Agreement as well as the administrative guidelines of the Company in effect from time to time. In the event of any conflict between the provisions of the Plan and any Award Agreement, the provisions of the Plan shall prevail.

16.3 *No Assignment or Transfer; Beneficiaries*. Except as provided in Section 6.6 hereof, Awards under the Plan shall not be assignable or transferable by the Participant, and shall not be subject in any manner to assignment, alienation, pledge, encumbrance or charge. Notwithstanding the foregoing, in the event of the death of a Participant, except as otherwise provided by the Committee in an Award Agreement, an outstanding Award may be exercised by or shall become payable to the Participant's beneficiary as determined under the Company 401(k) retirement plan or other applicable retirement or pension plan. In lieu of such determination, a Participant may, from time to time, name any beneficiary or beneficiaries to receive any benefit in case of the Participant's death before the Participant receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant and will be effective only when filed by the Participant in writing (in such form or manner as may be prescribed by the Committee) with the Company during the Participant's lifetime. In the absence of a valid designation as provided above, if no validly designated beneficiary survives the Participant or if each surviving validly designated beneficiary is legally impaired or prohibited from receiving the benefits under an Award, the Participant's beneficiary shall be the legatee or legatees of such Award designated under the Participant's last will or by such Participant's executors, personal representatives or distributees of such Award in accordance with the Participant's will or the laws of descent and distribution. The Committee may provide in the terms of an Award Agreement or in any other manner prescribed by the Committee that the Participant shall have the right to designate a beneficiary or beneficiaries who shall be entitled to any rights, payments or other benefits specified under an Award following the Participant's death.

16.4 *Deferrals of Payment*. The Committee may in its discretion permit a Participant to defer the receipt of payment of cash or delivery of Common Shares that would otherwise be due to the Participant by virtue of the exercise of a right or the satisfaction of vesting or other conditions with respect to an Award; <u>provided</u>, <u>however</u>, that such discretion shall not apply in the case of a Stock Option or Share Appreciation Right that is intended to satisfy the requirements of Treasury Regulations Section 1.409A-1(b)(5)(i)(A) or (B). If any such deferral is to be permitted by the Committee, the Committee shall establish rules and procedures relating to such deferral in a manner intended to comply with the requirements of Section 409A of the Code, including, without limitation, the time when an election to defer may be made, the time period of the deferral and the events that would result in payment of the deferred amount, the interest or other earnings attributable to the deferral and the method of funding, if any, attributable to the deferred amount.

16.5 *No Right to Employment or Continued Service*. Nothing in the Plan, in the grant of any Award or in any Award Agreement shall confer upon any Eligible Person or any Participant any right to continue in the Service of the Company or any of its Subsidiaries or interfere in any way with the right of the Company or any of its Subsidiaries to terminate the employment or other service relationship of an Eligible Person or a Participant for any reason or no reason at any time.

16.6 *Rights as Shareholder*. A Participant shall have no rights as a holder of Common Shares with respect to any unissued securities covered by an Award until the date the Participant becomes the holder of record of such securities. Except as provided in Section 4.4 hereof, no adjustment or other provision shall be made for dividends or other shareholder rights, except to the extent that the Award Agreement provides for dividend payments or dividend equivalent rights. The Committee may determine in its discretion the manner of delivery of Common Shares to be issued under the Plan, which may be by delivery of share certificates, electronic account entry into new or existing accounts or any other means as the Committee, in its discretion, deems appropriate. The Committee may require that the share certificates (if any) be held in escrow by the Company for any Common Shares or cause the shares to be legended in order to comply with the securities laws or other

applicable restrictions. Should the Common Shares be represented by book or electronic account entry rather than a certificate, the Committee may take such steps to restrict transfer of the Common Shares as the Committee considers necessary or advisable.

16.7 *Trading Policy and Other Restrictions*.   Transactions involving Awards under the Plan shall be subject to the Company's insider trading and Regulation FD policy and other restrictions, terms and conditions, to the extent established by the Committee or by applicable law, including any other applicable policies set by the Committee, from time to time.

16.8 *Section 409A Compliance*.   To the extent applicable, it is intended that the Plan and all Awards hereunder comply with, or be exempt from, the requirements of Section 409A of the Code and the Treasury Regulations and other guidance issued thereunder, and that the Plan and all Award Agreements shall be interpreted and applied by the Committee in a manner consistent with this intent in order to avoid the imposition of any additional tax under Section 409A of the Code. In the event that any (i) provision of the Plan or an Award Agreement, (ii) Award, payment, transaction or (iii) other action or arrangement contemplated by the provisions of the Plan is determined by the Committee to not comply with the applicable requirements of Section 409A of the Code and the Treasury Regulations and other guidance issued thereunder, the Committee shall have the authority to take such actions and to make such changes to the Plan or an Award Agreement as the Committee deems necessary to comply with such requirements; provided, however, that no such action shall adversely affect any outstanding Award without the consent of the affected Participant. No payment that constitutes deferred compensation under Section 409A of the Code that would otherwise be made under the Plan or an Award Agreement upon a termination of Service will be made or provided unless and until such termination is also a "separation from service," as determined in accordance with Section 409A of the Code. Notwithstanding the foregoing or anything elsewhere in the Plan or an Award Agreement to the contrary, if a Participant is a "specified employee" as defined in Section 409A of the Code at the time of termination of Service with respect to an Award, then solely to the extent necessary to avoid the imposition of any additional tax under Section 409A of the Code, the commencement of any payments or benefits under the Award shall be deferred until the date that is six (6) months plus one (1) day following the date of the Participant's termination of Service or, if earlier, the Participant's death (or such other period as required to comply with Section 409A). For purposes of Section 409A of the Code, a Participant's right to receive any installment payments pursuant to this Plan or any Award granted hereunder shall be treated as a right to receive a series of separate and distinct payments. For the avoidance of doubt, each applicable tranche of Common Shares subject to vesting under any Award shall be considered a right to receive a series of separate and distinct payments. In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

16.9 *Securities Law Compliance*.   No Common Shares will be issued or transferred pursuant to an Award unless and until all then applicable requirements imposed by Federal and state securities and other laws, rules and regulations and by any regulatory agencies having jurisdiction, and by any exchanges upon which the Common Shares may be listed, have been fully met. As a condition precedent to the issuance of Common Shares pursuant to the grant or exercise of an Award, the Company may require the Participant to take any action that the Company determines is necessary or advisable to meet such requirements. The Committee may impose such conditions on any Common Shares issuable under the Plan as it may deem advisable, including, without limitation, restrictions under the Securities Act, under the requirements of any exchange upon which such shares of the same class are then listed, and under any blue sky or other securities laws applicable to such shares. The Committee may also require the Participant to represent and warrant at the time of issuance or transfer that the Common Shares are being acquired solely for investment purposes and without any current intention to sell or distribute such shares.

16.10 *Substitution or Assumption of Awards in Corporate Transactions*.   The Committee may grant Awards under the Plan in connection with the acquisition, whether by purchase, merger, consolidation or other corporate transaction, of the business or assets of any corporation or other entity, in substitution for awards previously granted by such corporation or other entity or otherwise. The Committee may also assume any previously granted awards of an employee, director, consultant or other service provider of another corporation or entity that becomes an Eligible Person by reason of such corporation transaction. The terms and conditions of the substituted or assumed awards may vary from the terms and conditions that would otherwise be required by the Plan solely to the extent the Committee deems necessary for such purpose. To the extent permitted by applicable law and the listing requirements of the New York Stock Exchange or other exchange or securities market on which the Common Shares are listed, any such substituted or assumed awards shall not reduce the Share Reserve.

16.11 *Tax Withholding*.   The Participant shall be responsible for payment of any taxes or similar charges required by law to be paid or withheld from an Award or an amount paid in satisfaction of an Award. Any required withholdings shall be paid by the Participant on or prior to the payment or other event that results in taxable income in respect of an Award. The Award Agreement may specify the manner in which the withholding obligation shall be satisfied with respect to the particular type of Award, which may include permitting the Participant to elect to satisfy the withholding obligation by tendering Common Shares to the Company or having the Company withhold a number of Common Shares having a value in each case up to the maximum statutory tax rates in the applicable jurisdiction or as the Committee may approve in its discretion (provided that such withholding does not result in adverse tax or accounting consequences to the Company), or similar charge required to be paid or withheld. The Company shall have the power and the right to require a Participant to remit to the Company the amount necessary to satisfy federal, state, provincial and local taxes, domestic or foreign, required by law or regulation to be withheld, and to deduct or withhold from any Common Shares deliverable under an Award to satisfy such withholding obligation.

16.12   *Unfunded Plan.*   The adoption of the Plan and any reservation of Common Shares or cash amounts by the Company to discharge its obligations hereunder shall not be deemed to create a trust or other funded arrangement. Except upon the issuance of Common Shares pursuant to an Award, any rights of a Participant under the Plan shall be those of a general unsecured creditor of the Company, and neither a Participant nor the Participant's permitted transferees or estate shall have any other interest in any assets of the Company by virtue of the Plan. Notwithstanding the foregoing, the Company shall have the right to implement or set aside funds in a grantor trust, subject to the claims of the Company's creditors or otherwise, to discharge its obligations under the Plan.

16.13   *Other Compensation and Benefit Plans.*   The adoption of the Plan shall not affect any other share incentive or other compensation plans in effect for the Company or any Subsidiary, nor shall the Plan preclude the Company from establishing any other forms of share incentive or other compensation or benefit program for employees of the Company or any Subsidiary. The amount of any compensation deemed to be received by a Participant pursuant to an Award shall not constitute includable compensation for purposes of determining the amount of benefits to which a Participant is entitled under any other compensation or benefit plan or program of the Company or a Subsidiary, including, without limitation, under any pension or severance benefits plan, except to the extent specifically provided by the terms of any such plan.

16.14   *Plan Binding on Transferees.*   The Plan shall be binding upon the Company, its transferees and assigns, and the Participant, the Participant's executor, administrator and permitted transferees and beneficiaries.

16.15   *Severability.*   If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

16.16   *Governing Law; Jurisdiction.*   The Plan and all rights hereunder shall be governed by and interpreted in accordance with the laws of the State of Ohio, without reference to the principles of conflicts of laws, and to applicable federal laws.

16.17   *No Fractional Shares.*   No fractional Common Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Common Shares or whether such fractional shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

16.18   *No Guarantees Regarding Tax Treatment.*   Neither the Company nor the Committee make any guarantees to any person regarding the tax treatment of Awards or payments made under the Plan. Neither the Company nor the Committee has any obligation to take any action to prevent the assessment of any tax on any person with respect to any Award under Section 409A of the Code, Section 4999 of the Code or otherwise and neither the Company nor the Committee shall have any liability to a person with respect thereto.

16.19   *Data Protection.*   By participating in the Plan, each Participant consents to the collection, processing, transmission and storage by the Company, its Subsidiaries and any third party administrators of any data of a professional or personal nature for the purposes of administering the Plan.

16.20   *Awards to Non-U.S. Participants.*   To comply with the laws in countries other than the United States in which the Company or any of its Subsidiaries operates or has employees, Non-Employee Directors or consultants, the Committee, in its sole discretion, shall have the power and authority to (i) modify the terms and conditions of any Award granted to Participants outside the United States to comply with applicable foreign laws, (ii) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals and (iii) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable.

17.   Term; Amendment and Termination; Shareholder Approval.

17.1   *Term.*   The Kroger Co. 2019 Long-Term Incentive Plan was effective as of June 27, 2019 (the "*2019 Plan*"). The 2022 amendment and restatement of the 2019 Plan, in the form of The Kroger Co. 2019 Amended and Restated Long-Term Incentive Plan (the "*2022 Version*"), was effective as of June 23, 2022. This 2026 amendment and restatement of the

2022 Version (otherwise referred to as The Kroger Co. 2019 Second Amended and Restated Long-Term Incentive Plan) will be effective as of the date of its approval by the shareholders of the Company (the "*Effective Date*"). Subject to Section 17.2 hereof, the Plan shall terminate on the tenth anniversary of the Effective Date.

17.2 *Amendment and Termination*.   The Board may from time to time and in any respect, amend, modify, suspend or terminate the Plan; provided, however, that no amendment, modification, suspension or termination of the Plan shall materially and adversely affect any Award theretofore granted without the consent of the Participant or the permitted transferee of the Award. The Board may seek the approval of any amendment, modification, suspension or termination by the Company's shareholders to the extent it deems necessary in its discretion for purposes of compliance with Section 422 of the Code or for any other purpose, and shall seek such approval to the extent it deems necessary in its discretion to comply with applicable law or listing requirements of the New York Stock Exchange or other exchange or securities market. Notwithstanding the foregoing, the Board shall have broad authority to amend the Plan or any Award under the Plan without the consent of a Participant to the extent it deems necessary or desirable in its discretion to comply with, take into account changes in, or interpretations of, applicable tax laws, securities laws, employment laws, accounting rules and other applicable laws, rules and regulations.

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2025 ANNUAL REPORT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2026.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 1-303

THE KROGER CO.
(Exact name of registrant as specified in its charter)

Ohio	**31-0345740**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1014 Vine Street, Cincinnati, OH	**45202**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(513) 762-4000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common, $1.00 Par Value	KR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

NONE

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒		Accelerated filer ☐
Non-accelerated filer ☐		Smaller reporting company ☐
		Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐.

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

The aggregate market value of the voting common equity held by non-affiliates based on the closing sale price of those shares on the New York Stock Exchange, as of the last business day of the registrant's most recently completed second fiscal quarter (August 16, 2025). $46.1 billion.

The number of shares outstanding of the registrant's common stock, as of the latest practicable date. 612,575,611, shares of Common Stock of $1 par value, as of March 25, 2026.

Documents Incorporated by Reference:

Portions of Kroger's definitive proxy statement for its 2026 annual meeting of shareholders, which shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Report relates, are incorporated by reference into Part III of this Report.

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The Kroger Co.
Form 10-K

For the Fiscal Year Ended January 31, 2026

Table of Contents

PART I

FORWARD-LOOKING STATEMENTS.

This Annual Report on Form 10-K contains forward-looking statements about our future performance. These statements are based on our assumptions and beliefs in light of the information currently available to us. These statements are subject to a number of known and unknown risks, uncertainties and other important factors, including the risks and other factors discussed in "Risk Factors" below, that could cause actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. Such statements are indicated by words such as "accelerate," "achieve," "affect," "anticipate," "assumptions," "believe," "committed," "continue," "could," "creating," "deliver," "drive," "effect," "enable," "estimate," "expects," "future," "goal," "growth," "initiatives," "intended," "likely," "maintain," "may," "model," "objective," "plan," "position," "program," "range," "result," "strategy," "strive," "strong," "target," "trend," "will" and "would," and similar words or phrases. Moreover, statements in the sections entitled Risk Factors, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), and elsewhere in this Annual Report regarding our expectations, projections, beliefs, intentions or strategies are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Various uncertainties and other factors could cause actual results to differ materially from those contained in the forward-looking statements. These include:

- The extent to which our sources of liquidity are sufficient to meet our requirements may be affected by the state of the financial markets and the effect that such condition has on our ability to issue commercial paper at acceptable rates. Our ability to borrow under our committed lines of credit, including our bank credit facilities, could be impaired if one or more of our lenders under those lines is unwilling or unable to honor its contractual obligation to lend to us, or in the event that global pandemics, natural disasters or weather conditions interfere with the ability of our lenders to lend to us. Our ability to refinance maturing debt may be affected by the state of the financial markets.

- Our ability to achieve sales, earnings and incremental First-In, First-Out ("FIFO") operating profit goals may be affected by: labor negotiations; potential work stoppages; changes in the unemployment rate; pressures in the labor market; changes in government-funded benefit programs; changes in the types and numbers of businesses that compete with us; pricing and promotional activities of existing and new competitors, and the aggressiveness of that competition; our response to these actions; the state of the economy, including interest rates, the inflationary, disinflationary and/or deflationary trends and such trends in certain commodities, products and/or operating costs; the geopolitical environment including wars and conflicts; unstable political situations and social unrest; changes in tariffs; the effect that fuel costs have on consumer spending; volatility of fuel margins; manufacturing commodity costs; supply constraints; diesel fuel costs related to our logistics operations; trends in consumer spending; the extent to which our customers exercise caution in their purchasing in response to economic conditions; the uncertainty of economic growth or recession; stock repurchases; changes in the regulatory environment in which we operate, along with changes in federal policy and at state and federal regulatory agencies; our ability to retain pharmacy sales from third-party payors; consolidation in the healthcare industry, including pharmacy benefit managers; our ability to negotiate modifications to multi-employer pension plans; our ability to attract and retain qualified individuals; natural disasters or adverse weather conditions; the effect of public health crises or other significant catastrophic events; the potential costs and risks associated with potential cyberattacks or data security breaches; the potential costs and risks associated with new technologies, including artificial intelligence; the success of our future growth plans; the ability to execute our growth strategy and value creation model, including continued cost savings, growth of our alternative profit businesses, and our ability to better serve our customers and to generate customer loyalty and sustainable growth through Fresh, *Our Brands*, Personalization, and eCommerce; the outcome of litigation matters, including those relating to the terminated transaction with Albertsons Companies, Inc. ("Albertsons"); and the risks relating to or arising from our opioid litigation settlements, including the risk of litigation relating to persons, entities, or jurisdictions that do not participate in those settlements.

- Our ability to achieve these goals may also be affected by our ability to manage the factors identified above. Our ability to execute our financial strategy may be affected by our ability to generate cash flow.

- Our adjusted effective tax rate may differ from the expected rate due to changes in tax laws and policies, the status of pending items with various taxing authorities, and the deductibility of certain expenses.

- We cannot fully foresee the effects of changes in economic conditions on our business.

Other factors and assumptions not identified above, including those discussed in Part I, Item 1A of this Annual Report on Form 10-K, could also cause actual results to differ materially from those set forth in the forward-looking statements. Accordingly, actual events and results may vary significantly from those included in, contemplated or implied by forward-looking statements made by us or our representatives. We undertake no obligation to update the forward-looking statements contained in this Annual Report on Form 10-K, except to the extent required by applicable law.

ITEM 1. BUSINESS.

The Kroger Co. (the "Company" or "Kroger") was founded in 1883 and incorporated in 1902. Our Company is built on the foundation of our retail grocery business, which includes the added convenience of our retail pharmacies and fuel centers. Our strategy is focused on growing households and increasing customer loyalty by delivering great value and convenience, and investing in Fresh, *Our Brands*, Personalization and eCommerce.

We utilize the data and traffic generated by our retail business to create personalized experiences and value for our customers. This data and traffic also enable our fast-growing, high operating margin alternative profit business, including third-party media revenue. In turn, the value generated from these businesses enables us to reinvest back into our retail business.

Our revenues are predominately earned and cash is generated as consumer products are sold to customers in our stores and fuel centers and via our online platforms. We earn income predominately by selling products at price levels that produce revenues in excess of the costs we incur to make these products available to our customers. Such costs include procurement and distribution costs, facility occupancy and operational costs, and overhead expenses. Our fiscal year ends on the Saturday closest to January 31. All references to 2025, 2024 and 2023 are to the fiscal years ended January 31, 2026, February 1, 2025 and February 3, 2024, respectively, unless specifically indicated otherwise.

We maintain a web site (www.thekrogerco.com) that includes additional information about the Company. Kroger's website and any reports or other information made available by Kroger through its website are not part of or incorporated by reference into this Annual Report on Form 10-K. We make available through our web site, free of charge, our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and our interactive data files, including amendments. These forms are available as soon as reasonably practicable after we have filed them with, or furnished them electronically to, the Securities and Exchange Commission ("SEC"), and are also available at www.sec.gov.

Kroger is diversified across brands, product categories, channels of distribution, geographies and consumer demographics. Our combination of assets includes the following:

Stores

As of January 31, 2026, Kroger operates supermarkets under a variety of local banner names in 35 states and the District of Columbia. As of January 31, 2026, Kroger operated, either directly or through its subsidiaries, 2,697 supermarkets, of which 2,250 had pharmacies and 1,731 had fuel centers. Approximately 51% of our supermarkets were operated in Company-owned facilities, including some Company-owned buildings on leased land. Our stores operate under a variety of banners that have strong local ties and brand recognition. We connect with customers through our growing network of in-store and digital shopping options, delivering a consistent full, fresh and friendly customer experience. Fuel sales are an important part of our revenue, net earnings and loyalty offering. Our fuel strategy is to include a fuel center at each of our supermarket locations when it is feasible and it is expected to be profitable. Each fuel center typically includes four to nine islands of fuel dispensers and storage tanks with capacity for 35,000 to 50,000 gallons of fuel.

We intend to continue investing in new store growth as a key driver of long-term value creation. New stores allow us to increase penetration in existing markets, enter new geographies and reach new customers. We expect new store development to contribute to improved return on invested capital, volume growth and stronger market share performance.

eCommerce

We offer a convenient shopping experience for our customers regardless of how they choose to shop with us, including Pickup and Delivery. We offer Pickup and Harris Teeter ExpressLane™ — personalized, order online, pick up at the store services — at 2,408 of our supermarkets and provide Delivery, which allows us to offer digital solutions to substantially all of our customers. Our Delivery solutions include orders delivered to customers from retail store locations, customer fulfillment centers and orders placed through third-party platforms. These channels allow us to serve customers anything, anytime and anywhere with broad selection, convenience, and price. We also provide relevant customer-facing apps and interfaces that have the features customers want and that are also reliable, easy to use and deliver a seamless customer experience across our store and digital channels. We continue to make meaningful improvements in our eCommerce business and believe it will be an important growth driver and one of the key ways to attract new households.

Media

Kroger Precision Marketing, our retail media business, leverages our rich first-party data and deep customer relationships to provide targeted, measurable advertising solutions for consumer-packaged goods companies and a growing number of other industry partners. With insights drawn from the shopping behaviors of millions of loyal households, Kroger Precision Marketing enables advertisers to reach customers with relevant messaging across a variety of digital and in-store channels, including on-site search, display, social media, connected TV, and in-store placements.

We believe our retail media business represents a significant and growing opportunity. As advertisers increasingly seek returns on media, the ability to connect advertising spend directly to actual purchase behavior, Kroger Precision Marketing is uniquely positioned to deliver that capability at scale. Our ability to link media impressions directly to household transactions across both digital and in-store purchases provides our advertising partners with best-in-class performance measurement.

Kroger Precision Marketing is a key contributor to our alternative profit strategy, which focuses on generating revenue from assets and capabilities that complement our core grocery business. The retail media business carries an attractive margin profile relative to our traditional operations and is an important driver of our digital profitability. We intend to continue investing in the technology, talent, and collaborations needed to grow this business and expand the range of solutions we offer to advertisers.

Our Data

Kroger serves approximately 63 million households annually, and because of our rewards program, over 95% of customer transactions are tethered to a Kroger loyalty card. Our over 20 years of investment in data science capabilities allows us to utilize this data to create personalized experiences and value for our customers and enables our growing, high operating margin alternative profit businesses, including data analytic services and third-party media revenue.

Merchandising and Our Brands

Our Brands play an important role in our merchandising strategy and represented over $39 billion of our sales in 2025. *Our Brands* include (i) items produced in our food production plants or by outside manufacturers that display the name of any Kroger registered trademark or brand and (ii) certain fresh and service-case products that may not bear a Kroger registered trademark or brand but are sourced, produced or prepared in accordance with our merchandising and quality standards. Our supermarkets, on average, stock over 13,000 private label items. *Our Brands* products are primarily produced and sold in three "tiers." Private Selection® is our main premium quality brand, offering customers culinary foods and ingredients that deliver extraordinary eating experiences. The Kroger® brand, which represents the majority of our private label items, is designed to consistently satisfy and delight customers with quality products that exceed or meet the national brand in taste and efficacy. Smart Way® is our value brand, designed to deliver good quality at an affordable price. In addition to our three "tiers," *Our Brands* offers customers a variety of natural and organic products with the Simple Truth® brand. Simple Truth® is free from unwanted ingredients and delivers our best natural and organic products for any lifestyle.

Approximately 20% of *Our Brands* units sold in our supermarkets are produced in our food production plants. The remaining *Our Brands* items are produced to our strict specifications by outside manufacturers. We perform a "make or buy" analysis on *Our Brands* products and decisions are based upon a comparison of market-based transfer price versus open market purchases. As of January 31, 2026, we owned 33 food production plants. These plants consisted of 14 dairies, nine deli or bakery plants, five grocery product plants, two beverage plants, one meat plant and two cheese plants.

SEASONALITY

The majority of our revenues are generally not seasonal in nature. However, revenues tend to be higher during the major holidays throughout the year. Additionally, certain significant events including inclement weather systems, particularly winter storms, tend to affect our sales trends.

HUMAN CAPITAL MANAGEMENT

Our People

We want Kroger to be a place where our customers love to shop and our associates love to work. This is why we aim to create working environments where associates feel encouraged and supported to be their best selves every day. As of January 31, 2026, Kroger employed more than 403,000 full- and part-time employees. Our people are essential to our success, and we focus intentionally on attracting, developing and engaging a diverse workforce that represents the communities we serve. We strive to create a culture of opportunity and take seriously our role as a leading employer in the United States. Kroger provides a large number of people with first jobs, new beginnings and lifelong careers and we have long been guided by Our Values — Honesty, Integrity, Respect, Safety, Diversity and Inclusion.

Attracting & Developing Our Talent

To deliver on our customers' experiences and remain competitive with union and non-union employers, we continually try to improve how we attract and retain talent. In addition to competitive wages, high-quality benefits and a safe work environment, we offer a broad range of employment opportunities for workers of all ages and aspirations. Many retail roles offer opportunities to learn new skills, where new associates come for a job and discover a career.

Associates at all levels of Kroger have access to training and education programs to build their skills and prepare for new roles. In 2025, we spent approximately $183 million on training our associates through onboarding, leadership development programs and programs designed to upskill associates across the Company. We continue to invest in new platforms and applications to make learning more accessible to our associates.

Beyond our own training programs, associates can take advantage of our tuition reimbursement benefit, which offers up to $3,500 annually — $21,000 over the course of employment — toward continuing education. These funds can be applied to education programs like certifications, associate or graduate degrees. Approximately 6,100 associates, 92% of whom are paid on an hourly basis, took advantage of our tuition reimbursement program in 2025. Kroger has invested approximately $76 million in this program since it launched in 2018.

Rewarding Our Associates

As we continue to operate in a challenging labor market, we are dedicated to attracting and retaining the right talent across the organization to be able to continue delivering for our customers. We are investing in our associates by expanding our industry-leading benefits, including continuing education, training and development and health and wellness. During 2025, we increased associate wages, resulting in an average hourly rate of more than $20, and a rate of more than $26 with comprehensive benefits factored in, which is a 43% increase in rate in the last eight years. We remain committed to supporting our associates with investments in wages and comprehensive benefits that are sustainable and will allow us to continue to keep products affordable for the communities we serve. We expect to make continued associate investments in 2026.

Creating a Safe Environment

Our associates' safety is a top priority and one of our core values. We prioritize providing the right safety training and equipment, safe working conditions and resources to maintain and improve associates' well-being. Through our strategy to set clear expectations, routine monitoring, and regular communication and engagement, we strive to reduce the number of injuries and accidents that happen in our workplaces. We track health and safety metrics centrally for an enterprise-wide view of issues, trends and opportunities and monitor associate injury performance including total injuries, Occupational Safety and Health Administration ("OSHA") injury rates, and lost-time injuries, as well as customer injury metrics like slip-and-fall injuries. We also track the completion of required training for associates, and we regularly share these metrics with leaders and relevant team members to inform management decisions.

Supporting Labor Relations

More than two-thirds of our associates are covered by collective bargaining agreements negotiated with local unions affiliated with one of several different international unions. There are approximately 350 such agreements, usually with terms of three to five years. Wages, health care and pensions are included in all of these collective bargaining agreements. Our objective is to negotiate contracts that balance wage increases so those wages are competitive with union and non-union employers, provide affordable healthcare for associates and keep groceries affordable for the communities we serve. Our obligation is to do this in a way that maintains a financially sustainable business.

CLIMATE RESILIENCIES

Managing greenhouse gas emissions to reduce our impact on the environment is an important part of Thriving Together, our responsible business strategy, and has been a focus for our business for many years. With a large portfolio of supermarkets, distribution warehouses, and food production plants, as well as a complex supply chain, we continue to take steps to reduce both the effects of our operations on the environment and the potential effects of a changing climate on our operations.

To help identify and manage climate-related risks to our business, we conduct a periodic quantitative climate risk assessment to determine the likelihood that different physical climate risks, including drought, extreme heat and extreme precipitation, would affect our operations at representative facilities in different geographies and, in turn, potentially increase operating costs for these facilities. As a result of our past risk assessments, we do not currently anticipate the modeled physical risks to adversely affect our financial condition, results of operations or cash flows for the foreseeable future. We expect to disclose results of an updated climate risk assessment in the next reporting year.

We also acknowledge that climate-related legislation can affect our business. As a result of current state and federal requirements regarding the phasedown of hydrofluorocarbon ("HFC") refrigerants, we are steadily replacing our refrigerant infrastructure to reach required levels, which incurs capital costs to the business. Any such legislation affects all retailers using refrigerants in their operations. We also monitor utility and technology availability and costs to help anticipate how these could affect our business operations in the future.

To help prepare for and manage a variety of risk scenarios, including natural disasters and business disruptions to our supply chain, we maintain more than 200 business continuity plans. We have installed technologies and processes to ensure our supermarkets, food production plants, fulfillment centers and supply chain can respond quickly and remain operational to serve our customers.

This topic is managed by leadership with input from several departments across the business. The Public Responsibilities Committee of the Board of Directors oversees our responsibilities as a responsible business and our practices related to environmental sustainability, including potential climate effects, along with other environmental and social topics of material importance.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following is a list of the names and ages of the executive officers and the positions held by each such person as of March 25, 2026. Except as otherwise noted, each person has held office for at least five years. Each officer will hold office at the discretion of the Board for the ensuing year until removed or replaced.

Name	Age	Recent Employment History
Mary E. Adcock	50	Ms. Adcock was elected Executive Vice President and Chief Merchant and Marketing Officer in March 2025 and is responsible for sales and category planning for fresh foods, center store and general merchandise categories, as well as analytics & execution, e-commerce and digital merchandising, fuel, manufacturing and *Our Brands*. Prior to that, Ms. Adcock served as Senior Vice President and Chief Merchant and Marketing Officer from December 2024 to March 2025. From May 2019 to December 2024, she served as Senior Vice President of Retail Operations, and from June 2016 to April 2019, she served as Group Vice President of Retail Operations. Prior to that, Ms. Adcock held leadership roles in Kroger's Columbus Division, including Vice President of Operations and Vice President of Merchandising. Prior to that, she served as Vice President of Natural Foods Merchandising and as Vice President of Deli/Bakery Manufacturing and held several leadership positions in the manufacturing department, including human resources manager, general manager and division operations manager. Ms. Adcock joined Kroger in 1999 as human resources assistant manager at the Country Oven Bakery in Bowling Green, Kentucky.
Yael Cosset	52	Mr. Cosset was elected Executive Vice President and Chief Digital Officer in March 2025 and is responsible for leading Kroger's digital strategy, focused on building Kroger's presence in the marketplace in digital channels, personalization and e-commerce. He is also responsible for Kroger's alternative profit businesses, including Kroger's data analytics subsidiary, 84.51° LLC, and Kroger Personal Finance. From May 2019 to March 2025, Mr. Cosset served as Senior Vice President and Chief Information Officer. Prior to that, he served as Group Vice President and Chief Digital Officer, and also as Chief Commercial Officer and Chief Information Officer of 84.51° LLC. Prior to joining Kroger, Mr. Cosset served in several leadership roles at dunnhumby USA, LLC, including Executive Vice President of Consumer Markets and Global Chief Information Officer.
Carin L. Fike	57	Ms. Fike was elected Vice President and Treasurer effective April 2017. Prior to that, she served as Assistant Treasurer and also as Director of Investor Relations. Ms. Fike began her career with Kroger in 1999 as a manager in the Financial Reporting department after working with PricewaterhouseCoopers in various roles, including audit manager.

Gregory S. Foran	64	Mr. Foran was elected Chief Executive Officer effective February 2026. He was also appointed as a member of the Kroger Board effective February 2026. Mr. Foran previously served as the Chief Executive Officer of Air New Zealand Limited, a public airline, from February 2020 until October 2025. Prior to joining Air New Zealand, Mr. Foran had been at Walmart since October 2011, including serving as Executive Vice President, President and Chief Executive Officer, Walmart U.S. from August 2014 until January 2020, as President and Chief Executive Officer for the Walmart Asia region from May 2014 to August 2014, and as President and Chief Executive Officer of Walmart China from March 2012 to May 2014.
Valerie L. Jabbar	57	Ms. Jabbar was elected Senior Vice President effective August 19, 2021 and is responsible for the oversight of several Kroger retail divisions. From July 2020 to August 2021, she served as Group Vice President of Center Store Merchandising, and from September 2018 to June 2020, as Group Vice President of Merchandising. Prior to that, she served as President of the Ralphs Division from July 2016 to August 2018. Before that, Ms. Jabbar served as Vice President of Merchandising for the Ralphs Division and as Vice President of Merchandising for the Mid-Atlantic Division. She also held several leadership roles, including assistant store director, category manager, Drug/GM coordinator, G.O. Seasonal manager, assistant director of Drug/GM and director of Drug GM, and district manager in the Fry's Division. She joined the Company in 1987 as a clerk in the Fry's Division.
Joseph M. Kelley	60	Mr. Kelley was elected Senior Vice President in May 2025 and is responsible for the oversight of several Kroger retail divisions. From November 2021 to April 2025, he served as President of the King Soopers and City Market division. Prior to that, he served as President of the Houston division from May 2019 to November 2021. Mr. Kelley joined Kroger in 2019, serving as Vice President on special assignment with a focus on customer experience. Prior to joining Kroger, he held executive leadership roles with Ahold USA, Stop and Shop, Marsh Supermarkets, and Price Chopper Supermarkets, and served as principal of Kelley Business Advisors, LLC, where he advised grocery retailers.
David J. C. Kennerley	52	Mr. Kennerley was elected Executive Vice President in March 2025. Prior to joining Kroger, he held various leadership roles at PepsiCo, a global food, snack and beverage company, from 2001 to 2025, most recently serving as CFO, Europe. Mr. Kennerley joined PepsiCo in 2001 as a manager in the International Corporate Finance/Treasury Department, then in 2005 moved to the U.K. business as a business development director and subsequently held a number of roles across Planning and Commercial Finance. In 2011, he became the company's senior finance director for the Global Beverages Group and then moved into the North American Beverage business. After that, Mr. Kennerley held a number of roles across Commercial Finance before being appointed to SVP Finance for the company's North American Bottling business. He served in his most recent role as CFO, Europe from March 2020 to March 2025.

Timothy A. Massa	59	Mr. Massa was elected Executive Vice President in March 2025 and serves as the Company's Chief People Officer, leading all areas of Human Resources and Labor Relations, including total rewards, labor relations, diversity, business unit human resources, people operations, training and development, talent hiring, retention and engagement, corporate affairs, and associate communications. He also leads the areas of shared services and aviation. From June 2018 to March 2025, Mr. Massa served as Senior Vice President and Chief People Officer, and from June 2014 to June 2018, he served as Group Vice President of Human Resources and Labor Relations. Mr. Massa joined Kroger in October 2010 as Vice President, Corporate Human Resources and Talent Development. Prior to joining Kroger, he served in various Human Resources leadership roles for 21 years at Procter & Gamble, most recently serving as Global Human Resources Director of Customer Business Development.
Brian W. Nichols	53	Mr. Nichols was elected Group Vice President, Corporate Controller in October 2025 and is responsible for oversight of Kroger's Corporate Accounting and Corporate Tax departments, as well as the Company's Accounting Centers and Accounting Modernization teams. Prior to that, he served as Vice President, Corporate Controller from March 2024 to September 2025, and as Vice President, Assistant Corporate Controller from April 2021 to March 2024. From May 2018 to April 2021, Mr. Nichols served as Senior Director and Assistant Corporate Controller. Prior to that, he held several leadership roles, including Senior Manager of Corporate and External Financial Reporting and Senior Financial Analyst of SEC Reporting. Mr. Nichols joined Kroger in 2000 as Assistant Controller of the Central Division.
Ronald L. Sargent	70	Mr. Sargent has served as Chairman of the Board since March 2025 and also served as Interim Chief Executive Officer from March 2025 to February 2026. Mr. Sargent has been a Kroger director since 2006 and served as the Lead Director from June 2018 to March 2025. He was Chairman and Chief Executive Officer of Staples, Inc., a business products retailer, from 2002 until his retirement as Chief Executive Officer in 2016 and as Chairman in 2017, after joining the company in 1989. Prior to joining Staples, Mr. Sargent spent 10 years with Kroger in several roles across stores, sales, marketing, manufacturing and strategy.
Megan N. Shaffer	41	Ms. Shaffer was elected Group Vice President of Strategy, Customer Growth and Loyalty in June 2025. From May 2023 to June 2025, she served as Group Vice President and Chief Transformation Officer. From May 2018 to May 2020, she served as Senior Director in Retail Operations, focusing on process improvement and in-stock solutions. From May 2020 to April 2023, she was Vice President of Retail Operations, leading customer experience, labor, process improvement, and front-end operations. In September 2021, she gained responsibility for the Ruler Foods division. Ms. Shaffer joined Kroger in 2018 after 12 years in leadership roles with Aldi, Inc.

| Victor R. Smith | 65 | Mr. Smith was elected Senior Vice President in January 2026 and is responsible for the oversight of several Kroger retail divisions. From April 2022 to January 2026, he served as President of the Atlanta Division and from February 2018 to April 2022, he served as President of the Delta Division. From August 2016 to February 2018, Mr. Smith served as Vice President of Merchandising for the Ralphs Division. From December 2015 to July 2016, Mr. Smith served as Vice President of the Houston Division. Prior to that, he held several leadership roles in the Ralphs Division, including store manager, operations research analyst, shrink manager, operations coordinator, district manager and meat merchandiser. Mr. Smith joined the Company in 1983 as a courtesy clerk in the Ralphs Division. |
| George H. Vincent | 68 | Mr. Vincent was elected Executive Vice President, General Counsel and Secretary in August 2025 and is responsible for oversight of Kroger's Law and Compliance departments. Before joining Kroger, he was engaged in the private practice of law for 43 years at Cincinnati-based law firm Dinsmore & Shohl and served as the firm's managing partner from 2007 to 2022. |

COMPETITIVE ENVIRONMENT

For the disclosure related to our competitive environment, see Item 1A under the heading "Competitive Environment."

ITEM 1A.   RISK FACTORS.

There are risks and uncertainties that can affect our business. The significant risk factors are discussed below. The following information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which includes forward-looking statements and factors that could cause us not to realize our goals or meet our expectations.

COMPETITIVE ENVIRONMENT

The operating environment for the food retailing industry continues to be characterized by the proliferation of local, regional, and national retailers, including both retail and digital formats, and intense and ever-increasing competition ranging from online retailers, mass merchants, club stores, regional chains, deep discounters, dollar stores, and ethnic, specialty and natural food stores. With the proliferation of grocery delivery – both by retailers and third-party delivery service providers – customers have a wide range of retailers from which to choose. Customers continue to expect a great shopping experience both in-store and online. The industry continues to be shaped by e-commerce, cooking at home and prepared foods to go and other customer needs and preferences. Customers want to be able to shop on their own terms whether at brick and mortar stores or online, pick-up or delivery, all depending on their particular trip needs and other factors. If we do not appropriately or accurately anticipate customer preferences or fail to quickly adapt to these ever-changing preferences, our sales and profitability could be adversely affected. If we fail to meet the evolving needs of our customers, our ability to compete and our financial condition, results of operations or cash flows could be adversely affected. In addition, if we are not able to execute our plan to significantly increase our investment in major store projects, including new stores to accelerate sales growth and improve share, while supporting our long-term growth model, our financial condition, results of operations or cash flows could be adversely affected.

We are continuing to enhance our connection with our customers with investments in our top priorities – Fresh, *Our Brands*, Personalization and eCommerce. Each of these strategies is designed to better serve our customers and to generate customer loyalty and sustainable growth momentum. We believe that continuing to focus on these top priorities will enable us to meet the wide-ranging needs and expectations of our customers. If we are unable to continue to enhance the key elements of our connection with customers, or if we fail to strengthen customer loyalty, our ability to compete and our financial condition, results of operations or cash flows could be adversely affected. Our ecosystem monetizes the traffic and data insights generated by our retail grocery business to create fast-growing, asset-light and margin-rich revenue streams. Growth in loyal households, customer traffic and digitally engaged customers allows us to grow profits and power the flywheel in our model. We may be unsuccessful in implementing our alternative profit strategy, which could adversely affect our business growth and our financial condition, results of operations or cash flows. The nature and extent to which our competitors respond to the evolving and competitive industry by developing and implementing their competitive strategies could also adversely affect our profitability.

In addition, evolving customer preferences and the advancement of online, delivery, ship to home and mobile channels in our industry have increased competition in our environment. We must anticipate and meet these evolving customer preferences and continue to implement technology, software and processes to be able to conveniently and cost-effectively fulfill customer orders. Providing flexible fulfillment options and implementing new technology is complex and may not meet customer preferences. If we are not successful in reducing or offsetting the cost of fulfilling orders outside of our in-store channel through efficiencies, expense reductions, or alternative revenues, our financial condition, results of operations or cash flows could be adversely affected.

The emergence of artificial intelligence-powered agentic shopping tools, in which AI agents autonomously research, compare and purchase products on behalf of consumers could further disrupt traditional grocery retail. If customers increasingly delegate purchasing decisions to AI agents that prioritize price, speed or other factors over retailer preference or brand loyalty, we could become disintermediated from the customer relationship. This could result in reduced visibility into customer behavior, increased margin pressure and a weakened ability to influence purchasing decisions. Our failure to adapt our digital capabilities to address the growth of agentic shopping could have an adverse effect on our business, financial condition, results of operations or cash flows.

In addition, if we do not successfully develop and maintain a relevant digital experience for our customers, our business, financial condition, results of operations or cash flows could be adversely affected. Digital retailing is rapidly evolving, and we must keep pace with new developments by our competitors, as well as the changing needs and preferences of our customers. We must compete by offering a convenient shopping experience for our customers, regardless of how they choose to shop with us, and by providing and maintaining relevant customer-facing apps and interfaces that have the features customers want that are also reliable and easy to use. The future success of the eCommerce business will also depend on the efficiency and cost effectiveness of fulfilling orders across our modalities, whether in store, pickup or delivery through third parties or our customer fulfillment centers. We have closed certain customer fulfillment centers because they have not been meeting operational and financial expectations. If we do not develop and maintain our eCommerce plan and profitability improvements of our customer fulfillment centers, our financial condition, results of operations or cash flows could be adversely affected.

PRODUCT SAFETY

Customers count on Kroger to provide them with safe food, drugs and other merchandise. Concerns regarding the safety of the products that we sell could cause shoppers to avoid purchasing certain products from us or to seek alternative sources of supply, even if the basis for the concern is outside of our control. Any lost confidence on the part of our customers would be difficult and costly to reestablish. We could be adversely affected by personal injury or product liability claims, product recalls, or other health and safety issues, which occur from time to time. If we sell products that cause illness or injury to customers, resulting from product contamination or spoilage, the presence of certain substances, or damage caused in handling, storage or transportation, we could be exposed to claims or litigation. Any issue regarding the safety of items, whether *Our Brands* items manufactured by us or for us or consumer packaged goods products we sell, regardless of the cause, could have a substantial and adverse effect on our reputation, financial condition, results of operations or cash flows.

EMPLOYEE MATTERS

More than two-thirds of our associates are covered by collective bargaining agreements with unions, and our relationship with those unions, including any work stoppage affecting a substantial number of locations, could have a material adverse effect on our financial condition, results of operations or cash flows. We are a party to approximately 350 collective bargaining agreements. Upon the expiration of our collective bargaining agreements, work stoppages by the affected workers could occur (and have occurred in the past) if we are unable to negotiate new contracts with the applicable labor union. In addition, changes to national labor policy could affect relations with our associates and with unions. Further, if we are unable to control health care, pension and wage costs, or if we have insufficient operational flexibility under our collective bargaining agreements, we may experience increased operating costs and an adverse effect on our financial condition, results of operations or cash flows.

We have committed to paying fair wages and providing the benefits that were collectively bargained with the United Food and Commercial Workers ("UFCW") and other labor unions representing our associates. Our ability to control labor and benefit costs is subject to numerous internal and external factors, including regulatory changes, wage rates, and healthcare and other insurance costs. Changes to wage regulations, including further increases in the minimum wage or ordinances related to pay or working conditions enacted by local governments, could have an effect on our future financial condition, results of operations or cash flows. Our ability to meet our labor needs, while controlling wages and other costs, is subject to numerous external factors, including the available qualified workforce in each area where we are located, unemployment levels within those areas, wage rates, and changes in employment and labor laws.

Our continued success depends on the ongoing contributions of our associates, including members of our senior management, key associates and executives. While we have development and succession plans in place for our key associates and executives, these plans do not guarantee that the services of our key associates and executives will continue to be available to us or the successful transition of responsibilities following departures or role changes. It may be difficult to replace key executives because of the limited number of qualified individuals with the breadth of skills and experience necessary for our business. We must recruit, hire, develop and retain qualified associates with an increasingly large range of skills to meet the needs of our evolving and complex business. We compete with other retail and non-retail businesses for these associates and invest significant resources in training and motivating them. Competition among potential employers has resulted, and may in the future result, in increased associate costs and has from time to time affected our ability to recruit and retain associates. If we are unable to attract, develop, retain and effectively manage the development and succession plans for our associates, including members of our senior management, key associates and executives, it could have a material adverse effect on our business, financial condition, results of operations or cash flows.

DATA AND TECHNOLOGY

Our business is increasingly dependent on information technology systems that are complex. If we were to experience difficulties maintaining or operating existing systems or implementing new systems, we could incur significant losses due to disruptions in our operations. As we modernize legacy systems, if we are unable to successfully implement those systems in a coordinated manner across internal and external stakeholders, we could be subject to business interruption or reputation risk with our customers, suppliers or associates.

Rapidly evolving technological and regulatory developments related to artificial intelligence ("AI") and related technologies may increase competitive, legal, and security risks facing the Company. While we are utilizing AI and machine learning capabilities across our business, our competitors or other third parties may incorporate AI into their products, services and operations more successfully, which could impair our ability to compete effectively, or adversely affect our results of operations or our ability to improve operational efficiency.

To effectively compete, we may need to increase investments in new capabilities and processes incorporating AI, as well as develop appropriate protections, safeguards, and policies for handling data and mitigating information security, data privacy and legal risks. Furthermore, the regulatory and legal landscape regarding AI is rapidly evolving and the Company may be challenged to timely comply in a cost-effective manner.

Through our sales and marketing activities, we collect and store personal information that our customers provide to us. We also gather and retain information about our associates in the normal course of business. Under certain circumstances, we may share information with third parties that assist us in conducting our business, as required by law, or otherwise in accordance with our privacy policy. Failure to protect this information, or failure to comply with applicable data protection and privacy laws, could result in legal, regulatory, reputational, and financial harm.

Our technology systems have been, and may be in the future, disrupted from circumstances beyond our control, as we regularly defend against and respond to data security related attacks. Cyber-attackers have targeted and accessed, and may in the future again target and, if successful, access information stored in our or certain third parties' systems in order to misappropriate confidential customer or business information. The rapid evolution and increased adoption of AI and related technologies may also intensify the risk that our technology systems are targeted. Due to ongoing geopolitical conflicts, there is an increased possibility of cyberattacks that could either directly or indirectly affect our operations. Although we have implemented procedures to protect our information, and require third parties we interact with to do the same, we cannot be certain that our security systems will successfully defend against, or be able to effectively respond to, cyberattacks as they become more difficult to detect and defend. Further, a Kroger associate, a contractor or other third party with whom we interact may in the future circumvent our security measures in order to obtain information or may inadvertently cause a breach involving information. In addition, hardware, software or applications we may use may have inherent defects, vulnerabilities, or could be inadvertently or intentionally applied or used in a way that could compromise our information security.

Our cybersecurity program, continued investment in our information technology systems, and our processes to evaluate and select vendors with reasonable information security controls may not effectively insulate us from potential attacks, data breaches or disruptions to our business operations, which could result in a loss of customers or business information, negative publicity, damage to our reputation, and exposure to claims from customers, financial institutions, regulatory authorities, payment card associations, associates and other persons. Any such events could have an adverse effect on our business, financial condition, results of operations or cash flows and may not be covered by our insurance. In addition, compliance with rapidly changing privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes and may require us to devote significant management resources to address these issues. The costs of attempting to protect against the foregoing risks and the costs of responding to cyberattacks are significant. Following a cyberattack, remediation efforts may not be successful, and a cyberattack could result in interruptions, delays or cessation of service, and loss of existing or potential customers. In addition, breaches of our and/or our vendors' security measures and the unauthorized dissemination of sensitive personal information or confidential information about us or our customers could expose our customers' private information and our customers to the risk of financial or medical identity theft, or expose us or other third parties to a risk of loss or misuse of this information, and result in investigations, regulatory enforcement actions, material fines and penalties, loss of customers and business relationships, litigation or other actions which could have a material adverse effect on our brands, reputation, business, financial condition, results of operations or cash flows.

Data governance failures can adversely affect our reputation and business. A significant portion of our business depends on our customers' willingness to entrust us with their personal information. Events that adversely affect that trust, including inadequate disclosure to our customers of our uses of their information, failures to honor new and evolving data privacy rights and laws, failing to keep our information technology systems and our customers' sensitive information secure from significant attack, theft, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction (including human error) or that of our business associates, vendors or other third parties, could adversely affect our brand and reputation and operating results and also could expose us to mandatory disclosure to the media, litigation (including class action litigation), governmental investigations and enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders, and/or injunctive relief, any of which could adversely affect our businesses, financial condition, results of operations or cash flows. Large scale data breaches at other entities, including supply chain related security vulnerabilities, increase the challenge we face in maintaining the security of our information technology systems and proprietary information and of our customers' information. There can be no assurance that such failures will not occur, or if any do occur, that we will detect them or that they can be sufficiently remediated.

The use of data by our business and our business associates is highly regulated. Privacy and information-security laws and regulations change, and compliance with them may result in cost increases due to, among other things, systems changes and the development of new processes. If we, our third-party service providers, or those with whom we share information fail to comply with laws and regulations, or self-regulatory regimes, that apply to all or parts of our business, such as section 5 of the FTC Act, the California Consumer Privacy Act, the Health Insurance Portability and Accountability Act, or applicable international laws such as the EU General Data Protection Regulation, our reputation could be damaged, possibly resulting in lost business, and we could be subjected to additional legal risk or financial losses as a result of non-compliance.

PAYMENT SYSTEMS

We accept payments using a variety of methods, including cash and checks, select credit and debit cards, and Kroger Pay, a mobile payment solution. As we offer new payment options to our customers, we may be subject to additional rules, regulations, compliance requirements, and higher fraud losses. For certain payment methods, we pay interchange and other related acceptance fees, along with additional transaction processing fees. We rely on third parties to provide payment transaction processing services for credit and debit cards. It could disrupt our business if these companies become unwilling or unable to provide these services to us, including due to short-term disruption of service. We are also subject to evolving payment card association and network operating rules, including data security rules, certification requirements and rules governing electronic funds transfers. For example, we are subject to Payment Card Industry Data Security Standards, which contain compliance guidelines and standards with regard to our security surrounding the physical and electronic storage, processing and transmission of individual cardholder data. If our payment card terminals or internal systems are breached or compromised, we may be liable for card re-issuance costs and other costs, subject to fines and higher transaction fees, and lose our ability to accept card payments from our members, or if our third-party service providers' systems are breached or compromised, our business, financial condition, results of operations or cash flows could be adversely affected.

INDEBTEDNESS

Our indebtedness could reduce our ability to obtain additional financing for working capital, mergers and acquisitions or other purposes and could make us vulnerable to future economic downturns as well as competitive pressures. If debt markets do not permit us to refinance certain maturing debt, we may be required to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness. Changes in our credit ratings, or in the interest rate environment, could have an adverse effect on our financing costs and structure.

GOVERNMENT REGULATION, LEGAL PROCEEDINGS AND INSURANCE

We are subject to various laws, regulations, and administrative practices that affect our business, including laws and regulations involving antitrust and competition, privacy, data protection, environmental, healthcare, anti-bribery, anti-corruption, tax, accounting, and financial reporting or other matters. In addition, certain states have adopted Extended Producer Responsibility ("EPR") packaging legislation with which we must comply. These and other rapidly changing laws, regulations, policies and related interpretations, changes in the regulatory environment in which we operate, along with changes in federal policy and at regulatory agencies, as well as increased enforcement actions by various governmental and regulatory agencies, create challenges for us, may alter the environment in which we do business and may increase the ongoing costs of compliance, which could adversely affect our financial condition, results of operations and cash flows. If we are unable to continue to meet these challenges and comply with all laws, regulations, policies and related interpretations, it could negatively affect our reputation and our business results. Additionally, we are currently, and in the future may be, subject to a number of inquiries, investigations, claims, proceedings, and requests for information from governmental agencies or private parties, the adverse outcomes of which could harm our business. Failure to successfully manage these new or pending regulatory and legal matters and resolve such matters without significant liability or damage to our reputation may adversely affect our financial condition, results of operations and cash flows. Furthermore, if new or pending legal or regulatory matters result in fines or costs in excess of the amounts accrued to date, that may also materially affect our financial condition, results of operations or cash flows.

Increasing governmental and societal attention to responsible business matters, including expanding voluntary reporting, diligence, and disclosure on topics such as climate change, waste production, water usage, human capital, labor, and risk oversight, could expand the nature, scope, and complexity of matters that we are required to control, assess, and report and could negatively affect our reputation. Additionally, there is some indication that sustainability goals are becoming more controversial, as some governmental entities in the United States and certain investor and other constituencies question the appropriateness of or object to sustainability initiatives. We may face criticism as a result of Thriving Together, our responsible business strategy, from certain stakeholders, including governmental authorities, regulators, shareholders and customers. We have established and publicly announced certain goals which we may refine in the future. The execution of the strategy to achieve these goals is subject to risks and uncertainties, many of which may be outside of our control and prove to be more costly than we anticipate. These risks and uncertainties include, but are not limited to, our ability to achieve our goals within the currently projected costs and the expected timeframes; unforeseen operational and technological difficulties; the outcome of research efforts and future technology developments; and the success of our collaborations with and reliance on third parties. Any failure, or perceived failure, to achieve these goals or the setting or publication of certain targets could damage our reputation and customer, investor and other stakeholder relationships, and may even result in regulatory enforcement action. Such conditions could have an adverse effect on our business, financial condition, results of operations or cash flows. In addition, new or changing regulation or public opinion regarding our sustainability goals or our actions to achieve them may result in adverse effects on our financial performance, reputation or demand for our services and products, or may otherwise result in obligations and liabilities that cannot be predicted or estimated at this time.

Additionally, we must comply with numerous provisions regulating, among other things, health and sanitation standards, food labeling and safety, prescriptions, controlled substances, zoning, vehicle operations, fuel operations, equal employment opportunity, minimum wages and licensing for the sale of food, drugs, and alcoholic beverages. We cannot predict future laws, regulations, interpretations, administrative orders, or applications, or the effect they may have on our operations. They could, however, significantly increase the cost of doing business. They also could require the reformulation of some of the products that we sell (or manufacture for sale to third parties) to meet new standards. We also could be required to recall or discontinue the sale of products that cannot be reformulated. These changes could result in additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, or scientific substantiation. Any or all of these requirements could have an adverse effect on our financial condition, results of operations or cash flows.

We currently are a party to, and will continue to be a party to, third-party legal proceedings, including matters involving personnel and employment issues, personal injury, property damage, privacy, contract disputes, private rights of action under certain regulations and other proceedings, including but not limited to opioid litigation and litigation with Albertsons. Some of these proceedings are brought by individuals and others purport to be brought as class actions on behalf of similarly situated parties. Some of these proceedings could result in a substantial loss to Kroger. We estimate our exposure to these legal proceedings and establish accruals for the estimated liabilities, where it is reasonably possible to estimate and where an adverse outcome is probable. Assessing and predicting the outcome of these matters involves substantial uncertainties. Adverse outcomes in these legal proceedings, or changes in our evaluations or predictions about the proceedings, could have an adverse effect on our financial condition, results of operations or cash flows. Please also refer to the "Litigation" and "Opioids" sections in Note 12 to the Consolidated Financial Statements.

We use a combination of insurance and self-insurance to provide for potential liability for workers' compensation, automobile and general liability, property, director and officers' liability, cyber risk exposure and associate health care benefits. Any actuarial projection of losses is subject to a high degree of variability. With respect to insured matters, we are liable for retention amounts that vary by the nature of the claim, and some losses may not be covered by insurance. Changes in legal claims, trends and interpretations, variability in inflation rates, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, insolvency of insurance carriers, and changes in discount rates could all affect our financial condition, results of operations or cash flows.

MULTI-EMPLOYER PENSION OBLIGATIONS

As discussed in more detail below in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Multi-Employer Pension Plans," Kroger contributes to several multi-employer pension plans based on obligations arising under collective bargaining agreements with unions representing associates covered by those agreements. We believe the present value of actuarially accrued liabilities in most of these multi-employer plans exceeds the value of the assets held in trust to pay benefits, and we expect that Kroger's contributions to most of these funds will increase over the next few years. A significant increase to those funding requirements could adversely affect our financial condition, results of operations or cash flows. Despite the fact that the pension obligations of these funds are not the liability or responsibility of the Company, except as noted below, there is a risk that the agencies that rate our outstanding debt instruments could view the underfunded nature of these plans unfavorably, or adjust their current views unfavorably, when determining their ratings on our debt securities. Any downgrading of our debt ratings likely would adversely affect our cost of borrowing and access to capital.

We have been designated as the named fiduciary for, and currently bear the investment risk of two multi-employer pension plans in which we participate. If investment results for these plans fail to meet our expectations, we could be required to make additional contributions to fund a portion of or the entire shortfall, which could have an adverse effect on our business, financial condition, results of operations or cash flows.

INTEGRATION OF NEW BUSINESS AND STRATEGIC ALLIANCES

We enter into mergers, acquisitions and strategic alliances with expected benefits including, among other things, operating efficiencies, procurement savings, innovation and sharing of best practices, that may allow for future growth. Achieving the anticipated or desired benefits may be subject to a number of significant challenges and uncertainties, including, without limitation, whether unique corporate cultures will work collaboratively in an efficient and effective manner, the coordination of geographically separate organizations, the possibility of imprecise assumptions underlying expectations regarding potential synergies, capital requirements, the integration process (including the integration of internal controls into our business operations), unforeseen expenses and delays and competitive factors in the marketplace. We could also encounter unforeseen transaction and integration-related costs or other circumstances such as unforeseen liabilities or other issues. Many of these potential circumstances are outside of our control and any of them could result in increased costs, decreased revenue, decreased synergies and the diversion of management time and attention. If we are unable to achieve our objectives within the anticipated time frame, or at all, the expected benefits may not be realized fully or at all, or may take longer to realize than expected, which could have an adverse effect on our business, financial condition, results of operations or cash flows.

FUEL

We sell a significant amount of fuel in our 1,731 fuel centers, which could face increased regulation, including due to climate change or other environmental concerns, and demand could be affected by concerns about the effect of emissions on the environment, as well as retail price increases. We are unable to predict future regulations, environmental effects, political unrest, acts of war or terrorism, disruptions to the economy, including but not limited to pandemics and other health crises, geopolitical conflicts, tariffs and other matters that affect the cost and availability of fuel, and how our customers will react to such factors, which could adversely affect our financial condition, results of operations or cash flows.

ECONOMIC CONDITIONS

Our operating results could be materially affected by changes in overall economic conditions and other economic factors that affect consumer confidence and spending, including discretionary spending. Future economic conditions affecting disposable consumer income such as employment levels, business conditions, overall economic slowdown or recession, changes in housing market conditions, changes in government benefits such as SNAP/EBT, student loan relief, or child care credits, the availability of credit, interest rates, inflation, disinflation or deflation, tax rates, tariffs and other matters could reduce consumer spending. Inflation could materially affect our operating results through increases to our cost of goods, supply chain costs and labor costs. In addition, the economic factors listed above, or any other economic factors or circumstances, including those resulting in higher transportation, labor, insurance or healthcare costs or commodity prices, can increase our merchandise costs and operating, general and administrative expenses and otherwise adversely affect our financial condition, results of operations or cash flows. Increased fuel prices also have an effect on consumer spending and on our costs of producing and procuring products that we sell. A deterioration in overall economic conditions, including uncertainty caused by inflation rate volatility, could adversely affect our business in many ways, including reducing sales and gross margins. Geopolitical and catastrophic events, such as wars and conflicts, civil unrest, acts of terrorism or other acts of violence, could materially affect our results, including several occurrences which have taken place at our locations, including active shooter situations, the loss of merchandise as a result of shrink or industry-wide theft and organized retail crime, pandemics or other health crises, and other matters that may reduce consumer spending, could materially affect our financial condition, results of operations or cash flows. We regularly maintain cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation insurance limit and are therefore reliant on banks and other financial institutions to safeguard and allow ready access to these assets. If banks or financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened. We are unable to predict how the global economy and financial markets will perform or their volatility. If the global economy and financial markets do not perform as we expect, it could adversely affect our business, financial condition, results of operations or cash flows.

Our operating results could be adversely affected by any future disease outbreak, including pandemics, epidemics, or similar widespread health concerns. We cannot predict with certainty the extent that our operations may be affected by any effects of the foregoing on us or on our customers, suppliers, vendors, and other business partners, and each of their financial conditions; however, any adverse effect on these parties could materially and adversely affect us. To the extent that any health crisis affects the U.S. and global economy and our business, it may also heighten other risks described in this section, including but not limited to those related to consumer behavior and expectations, competition, implementation of strategic initiatives, cybersecurity threats, payment-related risks, supply chain disruptions, labor availability and cost, litigation and operational risk as a result of regulatory requirements.

WEATHER, NATURAL DISASTERS AND OTHER EVENTS

A large number of our stores, distribution facilities and fulfillment centers are geographically located in areas that are susceptible to hurricanes, tornadoes, floods, droughts, wildfires, ice and snow storms, and earthquakes. Weather conditions and natural disasters have, and may again in the future, disrupt our operations at one or more of our facilities, interrupt the delivery of products to our stores, substantially increase the cost of products, including supplies and materials, and substantially increase the cost of energy needed to operate our facilities or deliver products to our facilities. Moreover, the effects of climate change, including those associated with extreme weather events, may affect our ability to procure needed commodities at costs and in quantities that are optimal for us or at all. Adverse weather or natural disasters and other matters that could reduce consumer spending, could materially affect our financial condition, results of operations or cash flows.

CLIMATE IMPACT

The long-term effects of global climate change present both physical risks, such as extreme weather conditions or rising sea levels, and transition risks, such as regulatory or technology changes, which are expected to be widespread and unpredictable. These changes could over time affect, for example, the availability and cost of products, commodities and energy including utilities, which in turn may affect our ability to procure goods or services required for the operation of our business at the quantities and levels we require. In addition, many of our operations and facilities are in locations that may be affected by the physical risks of climate change, and we face the risk of losses incurred as a result of physical damage to stores, distribution or fulfillment centers, loss or spoilage of inventory and business interruption caused by such events. We also use natural gas, diesel fuel, gasoline and electricity in our operations, all of which could face increased regulation and cost increases as a result of climate change or other environmental concerns. Transitioning to alternative energy sources, such as renewable electricity or electric vehicles, and investments in new technologies, could incur higher costs. Regulations limiting greenhouse gas emissions and energy inputs may also increase in the future, which may increase our costs associated with compliance, tracking, reporting, and sourcing. These events and their effects could otherwise disrupt and adversely affect our operations and could have an adverse effect on our financial condition, results of operations or cash flows.

SUPPLY CHAIN

Disruption in our global supply chain could negatively affect our business. The products we sell are sourced from a wide variety of domestic and international vendors, and any future disruption in our supply chain or inability to find qualified vendors and access products that meet requisite quality and safety standards in a timely and efficient manner could adversely affect our business. The loss or disruption of such supply arrangements for any reason, labor disputes, loss or impairment of key manufacturing sites, acts of war or terrorism, disruptive global political events, quality control issues, a supplier's financial distress, natural disasters or health crises, regulatory actions or ethical sourcing issues, trade sanctions, tariffs or other external factors over which we have no control, could interrupt product supply and, if not effectively managed and remedied, have an adverse effect on our business, financial condition, results of operations or cash flows.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C.   CYBERSECURITY.

RISK MANAGEMENT AND STRATEGY

Securing Kroger's business information, intellectual property, customer and employee data and technology systems is essential for the continuity of our businesses, meeting applicable regulatory requirements and maintaining the trust of our stakeholders. We have adopted enterprise cybersecurity risk mitigation and governance processes, which are set forth in the Kroger Cybersecurity Risk Management ("CRM") program, the Kroger Third-Party Cybersecurity Risk Management ("TPCRM") program and the Kroger Cyber Incident Response Plan ("IR Plan"). Our approach is guided by the principles of the CRM program, which includes monitoring threats and vulnerabilities and assessing and monitoring related controls, supporting the Corporate Information Security function, the Chief Information Security Officer ("CISO") and Chief Digital Officer ("CDO"). Kroger's cybersecurity policies, standards, processes, and practices are integrated into our overarching risk management system in an effort to enhance our ability to safeguard our operations and information, which includes quarterly cybersecurity reporting to the Board, delivered by senior leadership.

Kroger Cyber Risk Management Program

The CRM program was developed in collaboration with third-party consultants and is aligned with the National Institute of Standards and Technology ("NIST"), Risk Management Framework ("RMF"), Cybersecurity Framework ("CSF") and the International Organization for Standardization 27001 ("ISO 27001"). However, this does not mean that we will meet, or maintain, any particular technical standard, specification, framework, or requirement in the future, but rather we use NIST, RMF, CSF and ISO 27001 as a guide to help us identify, assess and manage cybersecurity risks relevant to our business. The program includes security and privacy, risk-based controls, and incorporates lessons learned from cybersecurity incidents. Under Kroger's CRM program, cyber risks, including cyber threats and cyber events/incidents, are assessed, treated, and monitored on a continuous basis. We integrate lessons learned from incident response and cyber risk mitigation into our cyber risk management strategy, in an effort to improve overall cybersecurity on an ongoing basis. Kroger's CRM program is spearheaded by specific management positions, chosen for their expertise in the field as further discussed below.

In line with cyber risk management best practices, we have collaborated with recognized third-party experts as needed to align the CRM program's foundational processes, metrics, monitoring, and reporting with common frameworks such as the NIST RMF and the NIST CSF.

Third-Party Cyber Risk Management

Recognizing the potential vulnerabilities posed by third-party relationships, Kroger has implemented a comprehensive TPCRM program. The TPCRM program is designed to assess third-party cybersecurity risks by employing third-party cyber risk assessments, vendor tiering, and a dedicated team tasked with recommending holistic improvements to strengthen Kroger's cybersecurity posture, sourcing, and contracting processes. Kroger's Enterprise Security Operations ("ESO") responds to known third-party incidents on a continuous basis. ESO is a part of the Corporate Information Security ("CIS") department and is responsible for detecting, responding to, and escalating security incidents. We partner directly with business stakeholders and technology custodians to determine an appropriate response to manage incident risk to minimize the effect to the business. This response process is a regular and critical function of the ESO and is defined in a separate appendix to the IR Plan. Any material risk identified from these incidents is escalated and communicated using formal severity and impact criteria as defined in the IR Plan.

Kroger Cyber Incident Response Plan

The IR Plan documents the processes by which information security events are detected, identified, prioritized, and analyzed. The Kroger ESO, CISO, legal counsel, and corporate affairs stakeholders are then engaged depending on the incident's scope, business effect, and potential material risk. This cross-functional team is responsible for assessing an appropriate response and mitigation pathway. Once security events are identified through the enterprise detection and monitoring ecosystem, the IR Plan sets forth an incident prioritization/decision workflow to determine scope, business effect, and potential material risk. This workflow is implemented through collaboration with the ESO, CISO, legal counsel, and corporate affairs stakeholders and correlates to industry standard severity levels.

In addition to the processes outlined above, we have also implemented an information security training program for employees that includes security awareness training related to cyber security risks, simulated phishing emails and regular communication to the enterprise regarding cyber security risks.

We experience cybersecurity threats and incidents from time to time. We are not aware of any material risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, our financial condition, results of operations or cash flows, and we have not experienced a cybersecurity threat or incident that has materially affected Kroger in at least the last three years. There can be no assurance that cybersecurity threats will not have a material effect on us, including our business strategy, our financial condition, results of operations or cash flows. Please see "Item 1A. Risk Factors" for more information on our cybersecurity-related risks.

GOVERNANCE

Protection of our customers' data is a fundamental priority for our Board and management team. Our cyber risk management team is integrated into our CIS function and is led by our CDO and CISO. The cyber risk management team reports to the CISO and has combined experience in information security, governance, and compliance, including domains such as engineering, architecture, cybersecurity, and privacy. This team is responsible for defining the program, cybersecurity governance, and gathering insights related to assessing, identifying, and managing cybersecurity threat risks, their severity, and mitigations.

Kroger's CDO reports to the Chief Executive Officer and leads technology and digital capabilities for the Kroger Co., including the overall cybersecurity strategy. Kroger's CDO has over 20 years of both leading and transforming technology, digital growth, and ecommerce in the retail and food industry. He graduated with a master's degree in business administration and management from Ecole Supérieure de Commerce de Chambéry, Rhône-Alpes, France. Kroger's CISO brings over 20 years of experience developing and leading security and risk programs. His experience includes governance, information security, and threat management. He graduated from Miami University with a bachelor's degree in management information systems and marketing.

The Audit Committee of Kroger's Board of Directors is charged with oversight of data privacy and cybersecurity risks. Kroger's CDO and CISO provide quarterly updates on cybersecurity risks and related mitigating actions to the Audit Committee, meet with the full Board at least annually and inform the Audit Committee immediately if a cybersecurity incident is deemed material. They report to the Audit Committee and the Board on compliance and regulatory issues, provide updates concerning continuously-evolving threats and mitigating actions, and present a NIST Cybersecurity Framework Scorecard. Additionally, the CDO and CISO discuss and present strategies to address geopolitical threats that may affect operations as well as technological changes, such as AI and quantum computing. In overseeing cybersecurity risks, the Audit Committee focuses on aggregated, thematic issues with a risk-based approach. Oversight of cybersecurity risk incorporates strategy metrics, third-party assessments, and internal audit and controls. An independent third party also regularly reports to the Audit Committee and the full Board on cybersecurity, and outside counsel advises the Board on best practices for cybersecurity oversight by the Board, and the evolution of that oversight over time. Management also reports on strategic key risk indicators, ongoing initiatives, and significant incidents and their effect.

ITEM 2. PROPERTIES.

As of January 31, 2026, we operated approximately 2,700 owned or leased supermarkets, distribution warehouses, customer fulfillment centers and food production plants through divisions, subsidiaries or affiliates. These facilities are located throughout the United States. We generally own store equipment, fixtures and leasehold improvements, as well as processing and food production equipment. The total cost of our owned assets and finance leases at January 31, 2026, was $60.0 billion while the accumulated depreciation was $35.8 billion.

We lease certain store real estate, warehouses, distribution centers, office space and equipment. We operate in leased facilities in approximately half of our store locations, with lease terms that generally range from 10 to 20 years, and options to renew for varying terms at our sole discretion. Certain leases also include options to purchase the leased property. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Certain leases include escalation clauses and/or payment of executory costs such as property taxes, utilities or insurance and maintenance. Rent expense for leases with escalation clauses or other lease concessions are accounted for on a straight-line basis over the lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. Certain properties or portions thereof are subleased to others for periods generally ranging from one to 20 years. For additional information on lease obligations, see Note 9 to the Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS.

Incorporated by reference herein is information regarding certain legal proceedings in which we are involved as set forth under "Litigation" and "Opioids" contained in Note 12 to the Consolidated Financial Statements.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.**

Our common stock is listed on the New York Stock Exchange under the symbol "KR." As of March 25, 2026, there were 25,447 shareholders of record.

During 2025, we paid two quarterly cash dividends of $0.32 per share and two quarterly cash dividends of $0.35 per share. During 2024, we paid two quarterly cash dividends of $0.29 per share and two quarterly cash dividends of $0.32 per share. On March 1, 2026, we paid a quarterly cash dividend of $0.35 per share. On March 12, 2026, we announced that our Board of Directors declared a quarterly cash dividend of $0.35 per share, payable on June 1, 2026, to shareholders of record at the close of business on May 15, 2026. We currently expect to continue to pay comparable cash dividends on a quarterly basis, that will increase over time, depending on our earnings and other factors, including approval by our Board.

For information on securities authorized for issuance under our existing equity compensation plans, see Item 12 under the heading "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

PERFORMANCE GRAPH

Set forth below is a line graph comparing the five-year cumulative total shareholder return on our common shares, based on the market price of the common shares and assuming reinvestment of dividends, with the cumulative total return of companies in the Standard & Poor's 500 Stock Index and a peer group composed of food and drug companies.



Company Name/Index	Base Period 2020	INDEXED RETURNS Years Ending				
		2021	2022	2023	2024	2025
The Kroger Co.	100	128.57	135.86	142.48	194.80	202.66
S&P 500 Index	100	121.00	112.98	139.92	172.78	201.03
Peer Group	100	118.08	114.43	133.33	193.49	217.65

Kroger's fiscal year ends on the Saturday closest to January 31.

Data supplied by Standard & Poor's.

The foregoing Performance Graph will not be deemed incorporated by reference into any other filing, absent an express reference thereto.

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* Total assumes $100 invested on January 30, 2021, in The Kroger Co., S&P 500 Index, and the Peer Group, with reinvestment of dividends.

** The Peer Group consists of Albertsons Companies, Inc., Costco Wholesale Corporation, CVS Health Corporation, Koninklijke Ahold Delhaize N.V., Target Corporation, Walgreens Boots Alliance Inc. (included through August 29, 2025 when it was taken private) and Walmart Inc.

The following table presents information on our purchases of our common shares during the fourth quarter of 2025:

ISSUER PURCHASES OF EQUITY SECURITIES

Period[1]	Total Number of Shares Purchased[2]		Average Price Paid Per Share[2]		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[3]		Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[4][5] (in millions)	
First period - four weeks								
November 9, 2025 to December 6, 2025	8,167,017	$	66.66		8,166,077	$		1,245
Second period - four weeks								
December 7, 2025 to January 3, 2026	8,958,313	$	63.35		8,952,475	$		2,685
Third period - four weeks								
January 4, 2026 to January 31, 2026	10,599,646	$	62.66		10,599,646	$		2,028
Total	27,724,976	$	64.06		27,718,198	$		2,028

(1) The reported periods conform to our fiscal calendar composed of thirteen 28-day periods. The fourth quarter of 2025 contained three 28-day periods.

(2) Includes (i) shares repurchased under the December 2024 Repurchase Program described below in (4), (ii) shares repurchased under a program announced on December 6, 1999 to repurchase shares to reduce dilution resulting from our employee stock option and long-term incentive plans, under which repurchases are limited to proceeds received from exercises of stock options and the tax benefits associated therewith ("1999 Repurchase Program"), and (iii) 6,778 shares that were surrendered to Kroger by participants under our long-term incentive plans to pay for taxes on restricted stock awards. Excise tax on share repurchases in excess of issuances is reflected in the average price paid per share.

(3) Represents shares repurchased under the December 2024 Repurchase Program and the 1999 Repurchase Program.

(4) On December 23, 2025, we announced that our Board of Directors approved a $2.0 billion share repurchase program to reacquire shares via open market purchase or privately negotiated transactions, including accelerated stock repurchase ("ASR") transactions, block trades, or pursuant to trades intending to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "December 2025 Repurchase Program"). The December 2025 Repurchase Program authorization is incremental to the existing December 2024 Repurchase Program. On December 11, 2024, we announced that our Board of Directors approved a $7.5 billion share repurchase program to reacquire shares via open market purchase or privately negotiated transactions, including ASR transactions, block trades, or pursuant to trades intending to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "December 2024 Repurchase Program"). The amounts shown in this column reflect the amount remaining under the December 2024 Repurchase Program and the December 2025 Repurchase Program as of the specified period end dates. Amounts available under the 1999 Repurchase Program are dependent upon option exercise activity. The authority remaining under the December 2025 Repurchase Program, the December 2024 Repurchase Program, and the 1999 Repurchase Program do not have any expiration dates, but may be suspended or terminated by our Board of Directors at any time.

(5) Excludes excise tax on share repurchases in excess of issuances.

ITEM 6.   RESERVED.

Not applicable.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of financial condition and results of operations of The Kroger Co. should be read in conjunction with the "Forward-looking Statements" section set forth in Part I and the "Risk Factors" section set forth in Item 1A of Part I of this Annual Report on Form 10-K. MD&A is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the accompanying notes thereto contained in Item 8 of this Annual Report on Form 10-K, as well as Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended February 1, 2025, which provides additional information on comparisons of fiscal years 2024 and 2023.

OUR VALUE CREATION MODEL – DELIVERING CONSISTENT AND ATTRACTIVE TOTAL SHAREHOLDER RETURN

Kroger's proven value creation model is allowing us to deliver today and invest for the future. The foundation of our value creation model is our omnichannel retail business, including fuel and health and wellness. By executing on our go-to-market strategy built on Fresh, *Our Brands*, Personalization and eCommerce, we are creating a shopping experience that builds loyalty and grows sales. Our retail business generates traffic and data which accelerates growth in our high operating margin alternative profit businesses, like retail media. In turn, the value generated from these businesses enables us to reinvest back into our retail business.

We are focused on our top priorities and delivering an exceptional customer experience to accelerate this flywheel effect. By expanding our store network and improving our eCommerce capabilities, we expect to grow households and increase sales. Our model provides various ways to generate net earnings growth.

We believe this will be achieved by:

- Growing identical sales without fuel. Our plan involves maximizing growth opportunities in our retail business and is supported by continued strategic investments in our associates and greater value for our customers to ensure we deliver a full, fresh and friendly experience for every customer, every time. In an effort to serve more households, we plan to invest in major storing projects that allow us to increase both in-store and eCommerce sales. As more and more customers incorporate eCommerce into their permanent routines, we expect eCommerce sales to grow at a double-digit rate – a faster pace than other food at home sales – over time; and

- Expanding operating margin through long-term initiatives in gross margin, growing alternative profit businesses and productivity and cost savings initiatives that are focused on simplifying our business and modernizing our ways of working. Together, we expect these will enable us to improve operating margin, while balancing strategic price investments for customers and investments in associates to improve customer experience.

We expect to continue to generate strong free cash flow and are committed to being disciplined with capital deployment in support of our value creation model and stated capital allocation priorities. Our first priority is to invest in the business through attractive high return opportunities that drive long-term sustainable net earnings growth. We are committed to maintaining our current investment grade debt rating and returning to our net total debt to adjusted EBITDA ratio target range of 2.30 to 2.50. We also expect to continue to grow our dividend over time and return excess cash to shareholders via stock repurchases, subject to Board approval.

We expect our value creation model will result in total shareholder return within our target range of 8% to 11% over time.

2025 EXECUTIVE SUMMARY

We achieved strong results in 2025, driven by continued performance in eCommerce and pharmacy along with momentum in Fresh and *Our Brands*. We saw underlying improvements in market share trends and solid sales growth that reflect meaningful progress and demonstrate the strengthening of the business. Food volumes improved, and grocery sales were a larger percentage of our sales mix, leading to the final period of the quarter resulting in positive share gains. Through continued price investments, disciplined cost management, and improved store execution, we maintained our competitive position against our major competitors.

We will continue to simplify our business and improve our cost structure to redeploy those savings into areas that drive growth. Our refreshed hybrid fulfillment model and ongoing reviews of non-core assets enable us to better allocate resources to core priorities and to reinvest savings into areas that drive growth and support lower prices for customers. We have accelerated new store investment and are leveraging our stores and delivery partners to support our presence in key markets. Additionally, we invested in service and labor hours to ensure that our stores are well-staffed, and we remain focused on equipping our associates with the tools, technology, data, and support needed to serve customers well. Collectively, these actions support faster and more efficient execution of our strategies, positioning us to continue delivering value for both our customers and to generate attractive and sustainable returns for shareholders.

The following table provides highlights of our financial performance:

Financial Performance Data
($ in millions, except per share amounts)

	January 31, 2026	Percentage Change	February 1, 2025
Sales[1]	$ 147,642	0.4 %	$ 147,123
Sales without fuel[1]	$ 134,058	1.4 %	$ 132,150
Identical sales excluding fuel and Adjusted Items[2]	2.9 %	N/A	1.5 %
FIFO gross margin, excluding rent, depreciation and amortization, fuel and Adjusted Items, bps increase[1]	0.44	N/A	0.32
OG&A rate, excluding fuel and Adjusted Items, bps increase[1]	0.29	N/A	0.31
Operating profit[1]	$ 1,890	(50.9)%	$ 3,849
Adjusted FIFO operating profit[1]	$ 4,905	4.9 %	$ 4,674
Net earnings attributable to The Kroger Co.	$ 1,016	(61.9)%	$ 2,665
Adjusted net earnings attributable to The Kroger Co.	$ 3,199	(1.4)%	$ 3,246
Net earnings attributable to The Kroger Co. per diluted common share	$ 1.54	(58.0)%	$ 3.67
Adjusted net earnings attributable to The Kroger Co. per diluted common share	$ 4.85	8.5 %	$ 4.47
Dividends paid	$ 885	0.2 %	$ 883
Dividends paid per common share	$ 1.34	9.8 %	$ 1.22
Share repurchases[3]	$ 3,383	N/A	$ 4,194
(Decrease) increase in total debt, including obligations under finance leases compared to prior fiscal year end	$ (339)	N/A	$ 5,679

(1) Total sales in 2024 includes $2,021 of Kroger Specialty Pharmacy sales. In 2025, the sale of Kroger Specialty Pharmacy had a positive effect on the FIFO gross margin rate, excluding rent, depreciation and amortization, fuel and Adjusted Items, as defined below, and a negative effect on the OG&A rate, excluding fuel and the 2025 and 2024 Adjusted Items, as defined below. It had no material effect on operating profit.

(2) For the first quarter of 2025, identical sales, excluding fuel, were adjusted to exclude stores involved in the labor disputes in Colorado. Identical sales, excluding fuel, were excluded for the first four weeks of the first quarters of 2025 and 2024 for stores involved in this labor dispute.

(3) The share repurchases include excise tax related to the shares repurchased, the final delivery under the ASR agreement that occurred during the third quarter of 2025 (see Note 13 to the Consolidated Financial Statements), the 1999 Repurchase Program and the resumed open market repurchases in 2025 under the December 2024 Repurchase Program. The 1999 Repurchase Program and the December 2024 Repurchase Program are defined in the "Common Share Repurchase Programs" section below.

OVERVIEW

Notable items for 2025 are:

Shareholder Return

- Achieved net earnings attributable to The Kroger Co. per diluted common share of $1.54. These results include $2.5 billion of fulfillment network impairment and related charges.

- Achieved adjusted net earnings attributable to The Kroger Co. per diluted common share of $4.85, which represents a 9% increase compared to 2024.

- Achieved operating profit of $1.9 billion. These results include $2.5 billion of fulfillment network impairment and related charges.

- Achieved adjusted FIFO operating profit of $4.9 billion, which represents a 5% increase compared to 2024.

- Generated cash flows from operations of $7.3 billion, which represents a 26% increase compared to 2024.

- Returned $4.3 billion to shareholders from share repurchases and dividend payments.

Other Financial Results

- Identical sales, excluding fuel and Adjusted Items, increased 2.9% in 2025, compared to 2024, primarily driven by eCommerce, Pharmacy and Fresh departments.

- eCommerce sales increased 16% compared to 2024. Excluding the effect of fulfillment center exits in markets where Kroger does not operate stores, the sale of Vitacost.com, and the discontinuation of Ship Marketplace, eCommerce sales increased 17% compared to 2024. eCommerce sales include products ordered online and picked up at our stores and our Delivery solutions. Our Delivery solutions include orders delivered to customers from retail store locations, customer fulfillment centers and orders placed through third-party platforms. eCommerce sales growth was led by strong demand for our Delivery solutions.

- Alternative profit streams contributed $1.5 billion of operating profit in 2025.

- Our LIFO charge was $157 million in 2025, compared to $95 million in 2024. The increase in the LIFO charge was due to higher product cost inflation for 2025, compared to 2024.

Significant Events

- During the first quarter of 2025, we recognized store closure costs of $100 million, $77 million net of tax, related to the planned closing of approximately 60 stores. As a result of these store closures, we expect a modest financial benefit and we are committed to reinvesting these savings back into the customer experience.

- During the second quarter of 2025, we approved and implemented a plan to reduce our corporate administrative team by nearly 1,000 associates, resulting in a charge for severance and related benefits of $47 million, $37 million net of tax. This reorganization is expected to increase efficiency and reduce administrative costs, enabling us to reinvest back into our retail business.

- During 2025, we completed a strategic review of our eCommerce operations with the intention of improving the customer experience while accelerating eCommerce profitability. Following this review, we identified opportunities to optimize our automated fulfillment network by closing facilities in Pleasant Prairie, Wis.; Frederick, Md.; and Groveland, Fla. in January 2026, which had not met operational or financial expectations, and canceled plans for the site in Charlotte, N.C. As a result of these closures and the automated fulfillment network not meeting operational or financial expectations, in 2025, we recorded impairment and related charges of $2.5 billion, $1.9 billion net of tax. We will continue to deliver eCommerce offerings using our store footprint, third-party delivery providers and automated fulfillment facilities where applicable. At the present time, in geographies where we see higher density of demand and better cost structure, we continue to evaluate performance and sustainability of automated fulfillment. These facility closures are expected to have a positive effect on eCommerce operating profit and a neutral effect on identical sales without fuel.

OUR BUSINESS

The Kroger Co. (the "Company" or "Kroger") was founded in 1883 and incorporated in 1902. Our Company is built on the foundation of our retail grocery business, which includes the added convenience of our retail pharmacies and fuel centers. Our strategy is focused on growing customer loyalty by delivering great value and convenience, and investing in Fresh, *Our Brands*, Personalization and eCommerce.

We also utilize the data and traffic generated by our retail business to deliver incremental value and services for our customers that generate alternative profit streams. These alternative profit streams would not exist without our core retail business.

Our revenues are predominately earned and cash is generated as consumer products are sold to customers in our stores, fuel centers and via our online platforms. We earn income predominately by selling products at price levels that produce revenues in excess of the costs we incur to make these products available to our customers. Such costs include procurement and distribution costs, facility occupancy and operational costs, and overhead expenses. Our retail operations, which represent substantially all of our consolidated sales, are our only reportable segment.

Kroger is diversified across brands, product categories, channels of distribution, geographies and consumer demographics. Our combination of assets includes the following:

Stores

As of January 31, 2026, Kroger operates supermarkets under a variety of local banner names in 35 states and the District of Columbia. As of January 31, 2026, Kroger operated, either directly or through its subsidiaries, 2,697 supermarkets, of which 2,250 had pharmacies and 1,731 had fuel centers. We connect with customers through our growing network of in-store and digital shopping options, delivering a consistent full, fresh, and friendly customer experience. Fuel sales are an important part of our revenue, net earnings and loyalty offering. Our fuel strategy is to include a fuel center at each of our supermarket locations when it is feasible and it is expected to be profitable.

eCommerce

We offer a convenient shopping experience for our customers regardless of how they choose to shop with us, including Pickup and Delivery. We offer Pickup and Harris Teeter ExpressLane™ — personalized, order online, pick up at the store services — at 2,408 of our supermarkets and provide Delivery, which allows us to offer digital solutions to substantially all of our customers. Our Delivery solutions include orders delivered to customers from retail store locations, customer fulfillment centers and orders placed through third-party platforms. These channels allow us to serve customers anything, anytime, and anywhere with broad selection, convenience, and price. We also provide relevant customer-facing apps and interfaces that have the features customers want and that are also reliable, easy to use and deliver a seamless customer experience across our store and digital channels. We continue to make meaningful improvements in our eCommerce business and believe it will be an important growth driver and one of the key ways to attract new households.

Media

Kroger Precision Marketing, our retail media business, leverages our rich first-party data and deep customer relationships to provide targeted, measurable advertising solutions for consumer-packaged goods companies and a growing number of other industry partners. With insights drawn from the shopping behaviors of millions of loyal households, Kroger Precision Marketing enables advertisers to reach customers with relevant messaging across a variety of digital and in-store channels, including on-site search, display, social media, connected TV, and in-store placements.

We believe our retail media business represents a significant and growing opportunity. As advertisers increasingly seek returns on media, the ability to connect advertising spend directly to actual purchase behavior, Kroger Precision Marketing is uniquely positioned to deliver that capability at scale. Our ability to link media impressions directly to household transactions across both digital and in-store purchases provides our advertising partners with best-in-class performance measurement.

Kroger Precision Marketing is a key contributor to our alternative profit strategy, which focuses on generating revenue from assets and capabilities that complement our core grocery business. The retail media business carries an attractive margin profile relative to our traditional operations and is an important driver of our digital profitability. We intend to continue investing in the technology, talent, and collaborations needed to grow this business and expand the range of solutions we offer to advertisers.

Our Data

Kroger serves approximately 63 million households annually, and because of our rewards program, over 95% of customer transactions are tethered to a Kroger loyalty card. Our over 20 years of investment in data science capabilities allows us to utilize this data to create personalized experiences and value for our customers and enables our growing, high operating margin alternative profit businesses, including data analytic services and third-party media revenue.

Merchandising and Our Brands

Our Brands products play an important role in our merchandising strategy and represented over $39 billion of our sales in 2025. We own 33 food production plants, primarily bakeries and dairies, which supply approximately 20% of *Our Brands* units sold in our supermarkets; the remaining *Our Brands* items are produced to our strict specifications by outside manufacturers.

USE OF NON-GAAP FINANCIAL MEASURES

The accompanying Consolidated Financial Statements, including the related notes, are presented in accordance with U.S. generally accepted accounting principles ("GAAP"). We provide non-GAAP measures, including First-In, First-Out ("FIFO") gross margin, FIFO operating profit, adjusted FIFO operating profit, adjusted net earnings and adjusted net earnings per diluted share, because management believes these metrics are useful to investors and analysts. These non-GAAP financial measures should not be considered as an alternative to gross margin, operating profit, net earnings and net earnings per diluted share or any other GAAP measure of performance. These measures should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP.

We calculate FIFO gross margin as FIFO gross profit divided by sales. FIFO gross profit is calculated as sales less merchandise costs, including advertising, warehousing and transportation expenses, but excluding the Last-In, First-Out ("LIFO") charge, rent and depreciation and amortization. FIFO gross margin is an important measure used by management, and management believes FIFO gross margin is a useful metric to investors and analysts because it measures the merchandising and operational effectiveness of our go-to-market strategy.

We calculate FIFO operating profit as operating profit excluding the LIFO charge. FIFO operating profit is an important measure used by management, and management believes FIFO operating profit is a useful metric to investors and analysts because it measures the operational effectiveness of our financial model.

The adjusted net earnings, adjusted net earnings per diluted share and adjusted FIFO operating profit metrics are important measures used by management to compare the performance of core operating results between periods. We believe adjusted net earnings, adjusted net earnings per diluted share and adjusted FIFO operating profit are useful metrics to investors and analysts because they present more accurate year-over-year comparisons of our net earnings, net earnings per diluted share and FIFO operating profit because adjusted items are not the result of our normal operations. Net earnings for 2025 include the following, which we define as the "2025 Adjusted Items:"

- Charges to operating, general and administrative ("OG&A") of $100 million, $77 million net of tax, for store closures; $161 million, $121 million net of tax, for merger-related litigation and settlement charges; $50 million, $34 million net of tax, for impairment of intangible assets; $47 million, $37 million net of tax, for severance charge and related benefits; $2.5 billion, $1.9 billion net of tax, for fulfillment network impairment and related charges, and credits to OG&A of $6 million, $3 million net of tax, for opioid settlement charges and vendor reserves, and $21 million, $16 million net of tax, for executive stock compensation for a former executive (the "2025 OG&A Adjusted Items").

- A loss in other income (expense) of $41 million, $33 million net of tax, for the unrealized loss on investments (the "2025 Other Income (Expense) Adjusted Item").

- A reduction to income tax expense of $7 million for executive stock compensation for a former executive income tax adjustment and a reduction to income tax expense of $34 million from recognizing deferred tax assets related to the sale of our Vitacost.com business (the "2025 Income Tax Expense Adjusted Items").

- A net charge to Sales, Merchandise costs and OG&A of $44 million, $33 million net of tax, for labor dispute charges (the "Labor Dispute").

Net earnings for 2024 include the following, which we define as the "2024 Adjusted Items:"

- Charges to OG&A of $32 million, $24 million net of tax, for severance charge and related benefits, $30 million, $23 million net of tax, for impairment of intangible assets, $25 million, $19 million net of tax, for property losses, $684 million, $489 million net of tax, for merger-related costs, net of a credit to OG&A of $27 million, $21 million net of tax, for opioid settlement charges (the "2024 OG&A Adjusted Items").

- A loss in other income (expense) of $148 million, $112 million net of tax, for the unrealized loss on investments, a charge to other income (expense) of $34 million, $26 million net of tax, for merger-related net interest expense and a gain in other income (expense) of $79 million, $60 million net of tax, on the sale of Kroger Specialty Pharmacy (the "2024 Other Income (Expense) Adjusted Items").

- A reduction to income tax expense of $31 million from recognizing deferred tax assets related to the sale of our Kroger Specialty Pharmacy business (the "2024 Income Tax Expense Adjusted Item").

Net earnings for 2023 include $179 million, $144 million net of tax, due to the 53rd week in fiscal year 2023 (the "Extra Week"). In addition, net earnings for 2023 include the following, which we define as the "2023 Adjusted Items:"

- Charges to OG&A of $316 million, $268 million net of tax, for merger-related costs and $1.5 billion, $1.2 billion net of tax, for opioid settlement charges (the "2023 OG&A Adjusted Items").

- A gain in other income (expense) of $151 million, $116 million net of tax, for the unrealized gain on investments (the "2023 Other Income (Expense) Adjusted Item").

The table below provides a reconciliation of net earnings attributable to The Kroger Co. to adjusted net earnings attributable to The Kroger Co. and a reconciliation of net earnings attributable to The Kroger Co. per diluted common share to adjusted net earnings attributable to The Kroger Co. per diluted common share excluding the 2025, 2024 and 2023 Adjusted Items:

Net Earnings per Diluted Share excluding the Adjusted Items
($ in millions, except per share amounts)

	2025	2024	2023
Net earnings attributable to The Kroger Co.	$ 1,016	$ 2,665	$ 2,164
(Income) expense adjustments			
Adjustment for loss (gain) on investments[1][2]	33	112	(116)
Adjustment for labor dispute charges[1][3]	33	—	—
Adjustment for store closures[1][4]	77	—	—
Adjustment for executive stock compensation for a former executive[1][5]	(16)	—	—
Adjustment for merger-related costs[1][6]	—	489	268
Adjustment for merger-related litigation and settlement charges[1][7]	121	—	—
Adjustment for property losses[1][8]	—	19	—
Adjustment for merger-related net interest expense[1][9]	—	26	—
Adjustment for opioid settlement charges and vendor reserves[1][10]	(3)	(21)	1,163
Adjustment for the impairment of intangible assets[1][11]	34	23	—
Adjustment for gain on sale of Kroger Specialty Pharmacy[1][12]	—	(60)	—
Adjustment for severance charge and related benefits[1][13]	37	24	—
Adjustment for fulfillment network impairment and related charges[1][14]	1,908	—	—
Executive stock compensation for a former executive income tax adjustment	(7)	—	—
Adjustment for income tax expense on sale of Kroger Specialty Pharmacy	—	(31)	—
Adjustment for income tax expense on sale of Vitacost.com	(34)	—	—
Total Adjusted Items	2,183	581	1,315
Net earnings attributable to The Kroger Co. excluding the Adjusted Items	$ 3,199	$ 3,246	$ 3,479
Extra Week adjustment[1][15]	—	—	(144)
Net earnings attributable to The Kroger Co. excluding the Adjusted Items and the Extra Week adjustment	$ 3,199	$ 3,246	$ 3,335
Net earnings attributable to The Kroger Co. per diluted common share	$ 1.54	$ 3.67	$ 2.96
(Income) expense adjustments			
Adjustment for (gain) loss on investments[16]	0.05	0.15	(0.17)
Adjustment for labor dispute charges[16]	0.05	—	—
Adjustment for store closures[16]	0.12	—	—
Adjustment for executive stock compensation for a former executive[16]	(0.03)	—	—
Adjustment for merger-related costs[16]	—	0.67	0.37
Adjustment for merger-related litigation and settlement charges[16]	0.18	—	—
Adjustment for property losses[16]	—	0.03	—
Adjustment for merger-related net interest expense[16]	—	0.04	—
Adjustment for opioid settlement charges and vendor reserves[16]	(0.01)	(0.03)	1.60
Adjustment for the impairment of intangible assets[16]	0.05	0.03	—
Adjustment for gain on sale of Kroger Specialty Pharmacy[16]	—	(0.08)	—
Adjustment for severance charge and related benefits[16]	0.05	0.03	—
Adjustment for fulfillment network impairment and related charges[16]	2.91	—	—
Executive stock compensation for a former executive income tax adjustment[16]	(0.01)	—	—
Adjustment for income tax expense on sale of Kroger Specialty Pharmacy[16]	—	(0.04)	—
Adjustment for income tax expense on sale of Vitacost.com[16]	(0.05)	—	—
Total Adjusted Items	3.31	0.80	1.80
Net earnings attributable to The Kroger Co. per diluted common share excluding the Adjusted Items	$ 4.85	$ 4.47	$ 4.76
Extra Week adjustment[16]	—	—	(0.20)
Net earnings attributable to The Kroger Co. per diluted common share excluding the Adjusted Items and the Extra Week adjustment	$ 4.85	$ 4.47	$ 4.56
Average numbers of common shares used in diluted calculation	655	720	725

Net Earnings per Diluted Share excluding the Adjusted Items (continued)

($ in millions, except per share amounts)

(1) The amounts presented represent the after-tax effect of each adjustment, which was calculated using discrete tax rates.
(2) The pre-tax adjustments for loss (gain) on investments were $41 in 2025, $148 in 2024 and $(151) in 2023.
(3) The pre-tax adjustment for labor dispute charges was $44.
(4) The pre-tax adjustment for store closures was $100.
(5) The pre-tax adjustment for executive stock compensation for a former executive was $(21).
(6) The pre-tax adjustments for merger-related costs were $684 in 2024 and $316 in 2023.
(7) The pre-tax adjustment for merger-related litigation and settlement charges was $161 for 2025.
(8) The pre-tax adjustment for property losses was $25.
(9) The pre-tax adjustment for merger-related net interest expense was $34.
(10) The pre-tax adjustments for opioid settlement charges were $(6) in 2025, $(27) in 2024, and $1,475 in 2023.
(11) The pre-tax adjustments for impairment of intangible assets were $50 in 2025 and $30 in 2024.
(12) The pre-tax adjustment for gain on sale of Kroger Specialty Pharmacy was $(79).
(13) The pre-tax adjustments for severance charge and related benefits were $47 in 2025 and $32 in 2024.
(14) The pre-tax adjustment for fulfillment network impairment and related charges was $2,497.
(15) The pre-tax Extra Week adjustment was $(179).
(16) The amount presented represents the net earnings (loss) per diluted common share effect of each adjustment.

Key Performance Indicators

We evaluate our results of operations and cash flows using a variety of key performance indicators, such as sales, identical sales, excluding fuel and adjusted items, FIFO gross margin, adjusted FIFO operating profit, adjusted net earnings, adjusted net earnings per diluted share and return on invested capital. We use these financial metrics and related computations to evaluate our operational effectiveness and our results of operations from period to period and to plan for near and long-term operating and strategic decisions. These key performance indicators should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP. These measures, which are described in more detail in this Annual Report on Form 10-K, may not be comparable to similarly-titled performance indicators used by other companies.

RESULTS OF OPERATIONS

Sales

Total Sales
($ in millions)

	2025	Percentage Change[1]	2024[6]	Percentage Change[2]	2023[6]	2023 Adjusted[3][6]
Total sales to retail customers without fuel[4]	$ 132,712	1.3 %	$ 130,973	0.9 %	$ 132,284	$ 129,868
Supermarket fuel sales	13,584	(9.3)%	14,973	(8.4)%	16,621	16,340
Other sales[5]	1,346	14.4 %	1,177	5.1 %	1,134	1,120
Total sales	$ 147,642	0.4 %	$ 147,123	(0.1)%	$ 150,039	$ 147,328

(1) This column represents the percentage change in 2025 compared to 2024.
(2) This column represents the percentage change in 2024 compared to 2023 adjusted sales, which removes the Extra Week.
(3) The 2023 adjusted column represents the items presented in the 2023 column adjusted to remove the Extra Week.
(4) eCommerce sales are included in the "Total sales to retail customers without fuel" line above. eCommerce sales increased 16% in 2025, 11% in 2024 and 12% in 2023, excluding the Extra Week in 2023. Excluding the effect of fulfillment center exits in markets where Kroger does not operate stores, the sale of Vitacost.com, and the discontinuation of Ship Marketplace, eCommerce sales increased 17% in 2025. eCommerce sales include products ordered online and picked up at our stores and our Delivery solutions. Our Delivery solutions include orders delivered to customers from retail store locations, customer fulfillment centers and orders placed through third-party platforms. eCommerce sales growth was led by strong demand for our Delivery solutions.
(5) Other sales primarily relate to external sales at food production plants, other pharmacy services, third-party media revenue and data analytic services. The increase in 2025, compared to 2024, is primarily due to an increase in other pharmacy services and third-party media revenue.
(6) 2024, 2023 and 2023 Adjusted sales by category have been reclassified to conform to the 2025 presentation.

Total sales increased in 2025, compared to 2024, by 0.4%. The increase was primarily due to an increase in total sales to retail customers without fuel, partially offset by a decrease in supermarket fuel sales and the sale of Kroger Specialty Pharmacy. Total supermarket fuel sales decreased 9.3% in 2025, compared to 2024, primarily due to a decrease in the average retail fuel price of 6.1% and a decrease in fuel gallons sold of 3.4%. The decrease in the average retail fuel price was caused by a decrease in the product cost of fuel. Total sales, excluding fuel, Kroger Specialty Pharmacy and the Labor Dispute, increased 3.1% in 2025, compared to 2024, which was primarily due to our identical sales increase, excluding fuel and the Labor Dispute, of 2.9%. Identical sales, excluding fuel and the Labor Dispute, for 2025, compared to 2024, increased primarily due to increased pharmacy, eCommerce and Fresh sales and increased spend per item, partially offset by a reduction in the number of units sold.

We calculate identical sales, excluding fuel, as sales to retail customers, including sales from all departments at identical supermarket locations and Delivery solutions. We define a supermarket as identical when it has been in operation without expansion or relocation for five full quarters. We include Kroger Delivery sales from customer fulfillment centers in the identical sales calculation if the delivery occurs in an existing Kroger supermarket geography or when the location has been in operation for five full quarters; closed facilities in which the delivery occurs in an existing Kroger supermarket geography remain in the identical sales calculation, while closed facilities in which the delivery does not occur in an existing Kroger supermarket geography are excluded from the identical sales calculation starting in the quarter the closure is announced. Although identical sales is a relatively standard term, numerous methods exist for calculating identical sales growth. As a result, the method used by our management to calculate identical sales may differ from methods other companies use to calculate identical sales. It is important to understand the methods used by other companies to calculate identical sales before comparing our identical sales to those of other such companies. Our identical sales results, excluding fuel, are summarized in the following tables. We used the identical sales, excluding fuel, dollar figures presented below to calculate percentage changes for 2025 and 2024.

Identical Sales
($ in millions)

| | Excluding Adjusted Items[1] | | | |
	2025	2024[2]	2025	2024[2]
Excluding fuel	$ 130,966	$ 127,244	$ 131,227	$ 127,575
Excluding fuel	2.9 %	1.5 %	2.9 %	1.5 %

(1) Identical sales, excluding fuel, were adjusted to exclude stores involved in the labor disputes in Colorado in the first quarter of 2025. Identical sales, excluding fuel, were excluded for the first four weeks of the first quarters of 2025 and 2024 for stores involved in this labor dispute.

(2) Identical sales, excluding fuel, for 2024 were calculated on a 52-week basis by excluding week 1 of fiscal 2023 in our 2023 identical sales base.

Gross Margin, LIFO and FIFO Gross Margin

Our gross margin rates, as a percentage of sales, were 22.9% in 2025 and 22.3% in 2024. This increase resulted primarily from the sale of our Kroger Specialty Pharmacy business, which has a lower gross margin rate, sourcing improvements, lower shrink, lower supply chain costs and decreased fuel sales, which have a lower gross margin rate, partially offset by increased pharmacy sales, which have a lower gross margin rate, and increased price investments.

The following table provides the calculation of gross profit and gross margin in accordance with GAAP:

Gross Margin
($ in millions, except percentages)

	2025	2024
Sales	$ 147,642	$ 147,123
Merchandise costs, including advertising, warehousing and transportation and LIFO charge, excluding rent and depreciation and amortization	113,240	113,720
Rent	58	66
Depreciation and amortization	590	589
Gross profit	$ 33,754	$ 32,748
Gross margin	22.9 %	22.3 %

We define FIFO gross margin as FIFO gross profit divided by sales. FIFO gross profit is calculated as sales less merchandise costs, including advertising, warehousing and transportation expenses, but excluding the LIFO charge, rent and depreciation and amortization.

Our LIFO charge was $157 million in 2025, compared to $95 million in 2024. The increase in the LIFO charge was due to higher product cost inflation for 2025, compared to 2024.

Our fuel sales lower our FIFO gross margin rate due to the very low FIFO gross margin rate, as a percentage of sales, of fuel sales compared to non-fuel sales. Excluding the effect of fuel and the Labor Dispute, our FIFO gross margin rate increased 44 basis points in 2025, compared to 2024. This increase resulted primarily from the sale of our Kroger Specialty Pharmacy business, which has a lower gross margin rate, sourcing improvements, lower shrink and lower supply chain costs, partially offset by increased pharmacy sales, which have a lower gross margin rate, and increased price investments. Excluding the effect of fuel, the Labor Dispute and Kroger Specialty Pharmacy, our FIFO gross margin rate increased 14 basis points in 2025, compared to 2024.

Operating, General and Administrative Expenses

OG&A expenses consist primarily of employee-related costs such as wages, healthcare benefit costs, retirement plan costs, utilities, and credit card fees. Rent expense, depreciation and amortization expense, and interest expense are not included in OG&A.

OG&A expenses, as a percentage of sales, were 19.2% in 2025 and 17.3% in 2024. The increase in 2025, compared to 2024, resulted primarily from the effect of decreased fuel sales, which increases our OG&A rate, as a percentage of sales, the sale of our Kroger Specialty Pharmacy business, which has a lower OG&A rate to sales, the 2025 OG&A Adjusted Items, increased healthcare costs and increased multi-employer pension contributions, partially offset by the 2024 OG&A Adjusted Items, decreased incentive plan costs and continued execution of broad-based cost savings initiatives that drive administrative efficiencies, including store productivity.

Our fuel sales lower our OG&A rate, as a percentage of sales, due to the very low OG&A rate, as a percentage of sales, of fuel sales compared to non-fuel sales. Excluding the effect of fuel, the 2025 OG&A Adjusted Items, the Labor Dispute and the 2024 OG&A Adjusted Items, our OG&A rate increased 29 basis points in 2025, compared to 2024. This increase resulted primarily from the sale of our Kroger Specialty Pharmacy business, which has a lower OG&A rate, as a percentage of sales, increased healthcare costs and increased multi-employer pension contributions, partially offset by decreased incentive plan costs and continued execution of broad-based cost savings initiatives that drive administrative efficiencies, including store productivity.

Excluding the effect of fuel, Kroger Specialty Pharmacy, the 2025 OG&A Adjusted Items, the Labor Dispute and the 2024 OG&A Adjusted Items, our OG&A rate increased 7 basis points in 2025, compared to 2024.

Rent Expense

Rent expense remained relatively consistent, as a percentage of sales, for 2025 compared to 2024.

Depreciation and Amortization Expense

Depreciation and amortization expense increased, as a percentage of sales, in 2025, compared to 2024. This increase was primarily due to the sale of our Kroger Specialty Pharmacy business, which has a lower depreciation & amortization rate to sales, partially offset by a reduction in depreciation and amortization expense due to the fulfillment network impairment charge.

Operating Profit and FIFO Operating Profit

Operating profit was $1.9 billion, or 1.28% of sales, for 2025, compared to $3.8 billion, or 2.62% of sales, for 2024. The results for 2025 include $2.5 billion of fulfillment network impairment and related charges. Operating profit, as a percentage of sales, decreased 134 basis points in 2025, compared to 2024, primarily due to increased OG&A expenses, depreciation and amortization expenses and the LIFO charge, as a percentage of sales, partially offset by a higher FIFO gross margin rate.

FIFO operating profit was $2.0 billion, or 1.39% of sales, for 2025, compared to $3.9 billion, or 2.68% of sales, for 2024. The results for 2025 include $2.5 billion of fulfillment network impairment and related charges. FIFO operating profit, as a percentage of sales, excluding the 2025 and 2024 Adjusted Items, increased 14 basis points in 2025, compared to 2024, primarily due to a higher FIFO gross margin rate, partially offset by increased OG&A expenses and depreciation and amortization expenses, as a percentage of sales.

Specific factors contributing to the trends driving operating profit and FIFO operating profit identified above are discussed earlier in this section.

The following table provides a reconciliation of operating profit to FIFO operating profit, and to Adjusted FIFO operating profit, excluding the 2025 and 2024 Adjusted Items:

Operating Profit excluding the Adjusted Items
($ in millions)

	2025	2024
Operating profit	$ 1,890	$ 3,849
LIFO charge	157	95
FIFO Operating profit	2,047	3,944
Adjustment for labor dispute charges	44	—
Adjustment for store closures	100	—
Adjustment for executive stock compensation for a former executive	(21)	—
Adjustment for merger-related costs[1]	—	684
Adjustment for merger-related litigation and settlement charges	161	—
Adjustment for property losses	—	25
Adjustment for opioid settlement charges and vendor reserves	(6)	(27)
Adjustment for impairment of intangible assets	50	30
Adjustment for severance charge and related benefits	47	32
Adjustment for fulfillment network impairment and related charges	2,497	—
Other	(14)	(14)
2025 and 2024 Adjusted items	2,858	730
Adjusted FIFO operating profit excluding the adjusted items above	$ 4,905	$ 4,674

(1) Merger-related costs primarily include third-party professional fees and credit facility fees associated with the terminated merger with Albertsons Companies, Inc. ("Albertsons").

Net Interest Expense

Net interest expense totaled $639 million in 2025, compared to $450 million in 2024. This increase resulted primarily from increased average total outstanding debt in 2025, compared to 2024, from the net proceeds of the senior notes issuance during the third quarter of 2024, and decreased interest income earned due to decreased balances of cash and temporary cash investments in 2025, compared to 2024, primarily due to the $5.0 billion we funded in 2024 under the accelerated share repurchase ("ASR") transaction and the payment we made in 2024 to redeem $4.7 billion aggregate principal amount of the senior notes that included a special mandatory redemption feature following the termination of the merger with Albertsons.

Income Taxes

Our effective income tax rate was 14.7% in 2025 and 20.0% in 2024. The 2025 tax rate differed from the federal statutory rate due to a tax benefit from share-based payments, recognizing deferred tax assets related to the sale of Vitacost.com and the utilization of tax credits and deductions, partially offset by the effect of state income taxes. The 2024 tax rate differed from the federal statutory rate due to a tax benefit from recognizing deferred tax assets related to the sale of Kroger Specialty Pharmacy, the benefit from share-based payments and the utilization of tax credits, partially offset by the effect of state income taxes.

Net Earnings and Net Earnings Per Diluted Share

Our net earnings are based on the factors discussed in the Results of Operations section.

Net earnings of $1.54 per diluted share for 2025 represented a decrease of 58% compared to net earnings of $3.67 per diluted share for 2024. Excluding the 2025 and 2024 Adjusted Items, adjusted net earnings of $4.85 per diluted share for 2025 represented an increase of 9% compared to adjusted net earnings of $4.47 per diluted share for 2024. The increase in adjusted net earnings per diluted share resulted primarily from increased adjusted FIFO operating profit, excluding fuel, lower income tax expense and lower common shares outstanding, partially offset by increased net interest expense and an increased LIFO charge.

RETURN ON INVESTED CAPITAL

We calculate return on invested capital ("ROIC") by dividing adjusted ROIC operating profit for the prior four quarters by the average invested capital. Adjusted operating profit for ROIC purposes is calculated by excluding certain items included in operating profit, and adding back our LIFO charge, depreciation and amortization and rent to our U.S. GAAP operating profit of the prior four quarters. Average invested capital is calculated as the sum of (i) the average of our total assets, (ii) the average LIFO reserve and (iii) the average accumulated depreciation and amortization; minus (i) the average taxes receivable, (ii) the average accounts payable, (iii) the average accrued salaries and wages and (iv) the average other current liabilities, excluding accrued income taxes. Averages are calculated for ROIC by adding the beginning balance of the first quarter and the ending balance of the fourth quarter, of the last four quarters, and dividing by two. ROIC is a non-GAAP financial measure of performance. ROIC should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP. ROIC is an important measure used by management to evaluate our investment returns on capital. Management believes ROIC is a useful metric to investors and analysts because it measures how effectively we are deploying our assets.

Although ROIC is a relatively standard financial term, numerous methods exist for calculating a company's ROIC. As a result, the method used by our management to calculate ROIC may differ from methods other companies use to calculate their ROIC. We urge you to understand the methods used by other companies to calculate their ROIC before comparing our ROIC to that of such other companies.

The following table provides a calculation of ROIC for 2025 and 2024 on a 52 week basis ($ in millions):

		Fiscal Year Ended		
		January 31, 2026		February 1, 2025
Return on Invested Capital				
Numerator				
Operating profit	$	1,890	$	3,849
LIFO charge		157		95
Depreciation and amortization		3,332		3,246
Rent		872		877
Adjustment for labor dispute charges		44		—
Adjustment for store closures		100		—
Adjustment for executive stock compensation for a former executive		(21)		—
Adjustment for merger-related costs		—		684
Adjustment for merger-related litigation and settlement charges		161		—
Adjustment for property losses		—		25
Adjustment for opioid settlement charges and vendor reserves		(6)		(27)
Adjustment for impairment of intangible assets		50		30
Adjustment for severance charge and related benefits		47		32
Adjustment for fulfillment network impairment and related charges		2,497		—
Adjusted ROIC operating profit	$	9,123	$	8,811
Denominator				
Average total assets	$	51,285	$	51,561
Average taxes receivable[1]		(141)		(124)
Average LIFO reserve		2,479		2,357
Average accumulated depreciation and amortization[2]		35,525		33,397
Average accounts payable		(10,306)		(10,253)
Average accrued salaries and wages		(1,299)		(1,327)
Average other current liabilities		(3,751)		(3,551)
Average invested capital	$	73,792	$	72,060
Return on Invested Capital		12.36 %		12.23 %

(1) Taxes receivable were $198 as of January 31, 2026, $84 as of February 1, 2025 and $163 as of February 3, 2024.
(2) Accumulated depreciation and amortization includes depreciation for property, plant and equipment and amortization for definite-lived intangible assets.

CRITICAL ACCOUNTING ESTIMATES

We have chosen accounting policies that we believe are appropriate to report accurately and fairly our operating results and financial position, and we apply those accounting policies in a consistent manner. Our significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements.

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and other factors we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

We believe the following accounting estimates are the most critical in the preparation of our financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Impairments of Long-Lived Assets

We monitor the carrying value of long-lived assets for potential impairment each quarter based on whether certain triggering events have occurred. These events include current period losses combined with a history of losses or a projection of continuing losses or a significant decrease in the market value of an asset. When a triggering event occurs, an impairment calculation is performed, comparing projected undiscounted future cash flows, utilizing current cash flow information and expected growth rates related to specific asset groups, to the carrying value for those asset groups. If we identify impairment for long-lived assets to be held and used, we compare the assets' current carrying value to the assets' fair value. Fair value is based on current market values or discounted future cash flows. We record impairment when the carrying value exceeds fair market value. With respect to owned property and equipment held for disposal, the value of the property and equipment is adjusted to reflect recoverable values based on previous efforts to dispose of similar assets and current economic conditions. Impairment is recognized for the excess of the carrying value over the estimated fair market value, reduced by estimated direct costs of disposal. We recorded asset impairment and related charges totaling $2.7 billion for 2025. This includes store closure costs of $100 million, $77 million net of tax, related to the planned closing of approximately 60 stores, impairment of intangible assets of $50 million, $34 million net of tax, related to classifying a certain subsidiary as held for sale and charges of $2.5 billion, $1.9 billion net of tax, related to our fulfillment network not meeting operational or financial expectations, the planned closing of three automated fulfillment facilities and the cancellation of a planned site (see Note 19 to the Consolidated Financial Statements for additional details). We recorded asset impairments in the normal course of business totaling $98 million in 2024, which includes $25 million, $19 million net of tax, for property losses. Costs to reduce the carrying value of long-lived assets for each of the years presented have been included in the Consolidated Statements of Operations as OG&A expense.

The factors that most significantly affect the impairment calculation are our estimates of future cash flows. Our cash flow projections look several years into the future and include assumptions on variables such as inflation, the economy and competition. Application of alternative assumptions and definitions, such as reviewing long-lived assets for impairment at a different level, could produce significantly different results.

Business Combinations

We account for business combinations using the acquisition method of accounting. All the assets acquired, liabilities assumed and amounts attributable to noncontrolling interests are recorded at their respective fair values at the date of acquisition once we obtain control of an entity. The determination of fair values of identifiable assets and liabilities involves estimates and the use of valuation techniques when market value is not readily available. We use various techniques to determine fair value in such instances, including the income approach. Significant estimates used in determining fair value include, but are not limited to, the amount and timing of future cash flows, growth rates, discount rates and useful lives. The excess of the purchase price over fair values of identifiable assets and liabilities is recorded as goodwill. See Note 2 to the Consolidated Financial Statements for further information about goodwill.

Goodwill

Our goodwill totaled $2.6 billion as of January 31, 2026. We review goodwill for impairment in the fourth quarter of each year and also upon the occurrence of triggering events. We perform reviews of each of our operating divisions and other consolidated entities (collectively, "reporting units") that have goodwill balances. Generally, fair value is determined using a multiple of earnings, or discounted projected future cash flows, and we compare fair value to the carrying value of a reporting unit for purposes of identifying potential impairment. We base projected future cash flows on management's knowledge of the current operating environment and expectations for the future. We recognize goodwill impairment for any excess of a reporting unit's carrying value over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

The annual evaluation of goodwill performed in 2025, 2024 and 2023 did not result in impairment for any of our reporting units. Based on current and future expected cash flows, we believe additional goodwill impairments are not reasonably likely. A 10% reduction in fair value of our reporting units would not indicate a potential for impairment of our goodwill balance.

For additional information relating to our results of the goodwill impairment reviews performed during 2025, 2024 and 2023, see Note 2 to the Consolidated Financial Statements.

The impairment review requires the extensive use of management judgment and financial estimates. Application of alternative estimates and assumptions could produce significantly different results. The cash flow projections embedded in our goodwill impairment reviews can be affected by several factors such as inflation, business valuations in the market, the economy, competition and our ability to successfully integrate recently acquired businesses.

Multi-Employer Pension Plans

We contribute to various multi-employer pension plans based on obligations arising from collective bargaining agreements. These multi-employer pension plans provide retirement benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Trustees are appointed in equal number by employers and unions. The trustees typically are responsible for determining the level of benefits to be provided to participants as well as for such matters as the investment of the assets and the administration of the plans.

We recognize expense in connection with these plans as contributions are funded or when commitments are probable and reasonably estimable, in accordance with GAAP. We made cash contributions to these plans of $496 million in 2025, $398 million in 2024 and $635 million in 2023. The increase in 2025, compared to 2024, is due to an increase in required contributions to the UFCW Consolidated Pension Plan, primarily due to the exhaustion of prefunding credits that originated from incremental contributions we made to this plan in prior years. The decrease in 2024, compared to 2023, is due to the fulfillment of contractually obligated payments related to our commitments established when restructuring the UFCW International Union-Industry Variable Annuity Pension Plan agreement.

We continue to evaluate and address our potential exposure to under-funded multi-employer pension plans as it relates to our associates who are beneficiaries of these plans. These under-fundings are not our liability. When an opportunity arises that is economically feasible and beneficial to us and our associates, we may negotiate the restructuring of under-funded multi-employer pension plan obligations to help stabilize associates' future benefits and become the fiduciary of the assets of the restructured multi-employer pension plan. The commitments from these restructurings do not change our debt profile as it relates to our credit rating since these off-balance sheet commitments are typically considered in our investment grade debt rating. We are currently designated as the named fiduciary of the UFCW Consolidated Pension Plan and the International Brotherhood of Teamsters ("IBT") Consolidated Pension Fund and have sole investment authority over these assets. As we continue to work to find solutions to under-funded multi-employer pension plans, it is possible we could incur withdrawal liabilities for certain funds.

Based on the most recent information available to us, we believe the present value of actuarially accrued liabilities in most of these multi-employer plans exceeds the value of the assets held in trust to pay benefits, and we expect that our contributions to most of these funds will increase over the next few years. We have attempted to estimate the amount by which these liabilities exceed the assets, (i.e., the amount of underfunding), as of December 31, 2025. Because we are only one of a number of employers contributing to these plans, we also have attempted to estimate the ratio of our contributions to the total of all contributions to these plans in a year as a way of assessing our "share" of the underfunding. Nonetheless, the underfunding is not a direct obligation or liability of ours or of any employer.

As of December 31, 2025, we estimate our share of the underfunding of multi-employer pension plans to which we contribute was approximately $1.2 billion, $942 million net of tax. As of December 31, 2024, we estimate our share of the underfunding of multi-employer pension plans to which we contribute was approximately $1.9 billion, $1.4 billion net of tax. This represents a decrease in the estimated amount of underfunding of approximately $630 million, $482 million net of tax, as of December 31, 2025. The decrease in the amount of underfunding is primarily attributable to higher expected returns on assets in the funds as well as the receipt of American Rescue Plan Act ("ARP Act") funding. Our estimate is based on the most current information available to us including actuarial evaluations and other data (that include the estimates of others), and such information may be outdated or otherwise unreliable.

We have made and disclosed this estimate not because this underfunding is a direct liability of ours. Rather, we believe the underfunding is likely to have important consequences. In the event we were to exit certain markets or otherwise cease making contributions to these plans, we could trigger a substantial withdrawal liability. Any adjustment for withdrawal liability will be recorded when it is probable that a liability exists and can be reasonably estimated, in accordance with GAAP.

The amount of underfunding described above is an estimate and could change based on contract negotiations, returns on the assets held in the multi-employer pension plans, benefit payments or future restructuring agreements. The amount could decline, and our future expense would be favorably affected, if the values of the assets held in the trust significantly increase or if further changes occur through collective bargaining, trustee action or favorable legislation. On the other hand, our share of the underfunding could increase, and our future expense could be adversely affected if the asset values decline, if employers currently contributing to these funds cease participation or if changes occur through collective bargaining, trustee action or adverse legislation. We continue to evaluate our potential exposure to under-funded multi-employer pension plans. Although these liabilities are not a direct obligation or liability of ours, any commitments to fund certain multi-employer pension plans will be expensed when our commitment is probable and an estimate can be made.

Under the ARP Act, eligible multi-employer plans can apply to receive a cash payment in the amount needed to pay pension benefits through the plan year ending 2051. At the end of 2025, we expect a certain multi-employer pension plan in which we participate, for which our estimated share of underfunding is approximately $38 million, $29 million net of tax, to receive funding in 2026, which may reduce a portion of our share of unfunded multi-employer pension plan liabilities.

See Note 15 to the Consolidated Financial Statements for more information relating to our participation in these multi-employer pension plans.

NEW ACCOUNTING STANDARDS

Refer to Note 20 and Note 21 to the Consolidated Financial Statements for recently adopted accounting standards and recently issued accounting standards not yet adopted as of January 31, 2026.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Information

The following table summarizes our net (decrease) increase in cash and temporary cash investments for 2025 and 2024:

| | Fiscal Year | | | |
	2025		2024	
Net cash provided by (used by)				
Operating activities	$	7,311	$	5,794
Investing activities		(3,914)		(3,228)
Financing activities		(4,022)		(490)
Net (decrease) increase in cash and temporary cash investments	$	(625)	$	2,076

Net cash provided by operating activities

We generated $7.3 billion of cash from operations in 2025, compared to $5.8 billion in 2024. The change in net earnings including noncontrolling interests is discussed in the Results of Operations section. Other significant items affecting net cash provided by operating activities include the following:

- The fulfillment network impairment and related charges as a result of certain facility closures and the automated fulfillment network not meeting operational or financial expectations;

- A decrease in deferred income taxes due to the fulfillment network impairment and related charges; and

- Cash flows for accounts receivable were more favorable in 2025, compared to 2024, primarily due to a decrease in pharmacy receivables at the end of 2025, compared to 2024, driven by timing of cash receipts.

Cash paid for net interest increased in 2025, compared to 2024, primarily due to increased interest payments related to the $5.8 billion aggregate principal amount of senior notes issued in the third quarter of 2024 and not redeemed in the fourth quarter of 2024.

Net cash used by investing activities

Investing activities used cash of $3.9 billion in 2025, compared to $3.2 billion in 2024. The amount of cash used by investing activities increased in 2025, compared to 2024, primarily due to a decrease in net proceeds from the sale of businesses due to the sale of our Kroger Specialty Pharmacy business in 2024, a decrease in proceeds from the sale of assets due to the sale of an equity investment in 2024 and the letter of credit drawdown by Ocado International Holdings Limited and Ocado Group plc ("Ocado") in the second quarter of 2025 under the Amended and Restated Partnership Framework Agreement, partially offset by decreased payments for property and equipment, including payments for lease buyouts.

Net cash used by financing activities

Cash used by financing activities was $4.0 billion in 2025, compared to $490 million in 2024. The amount of cash used by financing activities increased in 2025, compared to 2024, primarily due to decreased proceeds from the issuance of long-term debt, partially offset by decreased payments on long-term debt including obligations under finance leases, decreased treasury stock purchases and decreased unsettled accelerated share repurchases.

Capital Investments

Capital investments, including changes in construction-in-progress payables and excluding the purchase of leased facilities, totaled $3.9 billion in 2025 and $3.6 billion in 2024. Capital investments for the purchase of leased facilities totaled $33 million in 2025 and $51 million in 2024. Our capital priorities align directly with our value creation model and our target to consistently grow net earnings. We increased our capital investments in 2025, compared to 2024, reflecting increased capital spending on major storing projects for 2025 as well as projects that will be completed in future years. Our capital program includes store construction projects, initiatives to enhance the customer experience in stores, improve our process efficiency and enhance our digital capabilities through technology developments. These investments are expected to drive sales growth, expand our customer base in key markets, and improve operating efficiency by removing cost and waste from our business.

The table below shows our supermarket storing activity and our total supermarket square footage for 2025, 2024 and 2023:

Supermarket Storing Activity

	2025	2024	2023
Beginning of year	2,731	2,722	2,719
Opened	16	16	5
Opened (relocation)	4	7	2
Closed (operational)	(50)	(7)	(1)
Closed (relocation)	(4)	(7)	(3)
End of year	2,697	2,731	2,722
Total expansions[1]	9	6	3
Total remodels[2]	278	281	278
Total supermarket square footage (in millions)	180	182	180

(1) We define an expansion as a project that expands the square footage of a store by at least 5,000 square feet or 15,000 square feet for stores greater than 95,000 square feet prior to the expansion.

(2) We define a remodel as a project that is greater than or equal to a cost of $8 per square foot.

Debt Management

Total debt, including both the current and long-term portions of obligations under finance leases, decreased $339 million to $17.6 billion as of year-end 2025, compared to year-end 2024. This decrease was primarily due to a reduction in obligations under finance leases as a result of the cash termination payment to Ocado.

Common Share Repurchase Programs

On December 23, 2025, we announced that our Board of Directors approved a $2.0 billion share repurchase program to reacquire shares via open market purchase or privately negotiated transactions, including ASR transactions, block trades, or pursuant to trades intending to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "December 2025 Repurchase Program").

On December 11, 2024, we announced that our Board of Directors approved a $7.5 billion share repurchase program to reacquire shares via open market purchase or privately negotiated transactions, including ASR transactions, block trades, or pursuant to trades intending to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "December 2024 Repurchase Program").

On December 6, 1999, our Board of Directors approved a share repurchase program to repurchase common shares to reduce dilution resulting from our employee stock option and long-term incentive plans, under which repurchases are limited to proceeds received from exercises of stock options and the tax benefits associated therewith (the "1999 Repurchase Program"). The 1999 Repurchase Program is solely funded by proceeds from stock option exercises, and the tax benefit from these exercises.

On December 19, 2024, we entered into an ASR agreement with two financial institutions to reacquire, in aggregate, $5.0 billion in shares of Kroger common stock. During 2024, we funded $5.0 billion and received a $4.0 billion initial delivery of approximately 65.6 million Kroger common shares at an average price of $61.54 per share, which includes excise tax on the shares repurchased. Final delivery under the ASR agreement occurred during the third quarter of 2025. In total, we invested $5.0 billion to repurchase 75.6 million shares of Kroger common stock at an average price of $66.68 per share, which includes excise tax on the shares repurchased. The ASR agreement was completed under the December 2024 Repurchase Program.

During 2025, we invested $2.7 billion to repurchase 41.8 million shares of Kroger common stock at an average price of $65.21 per share, which includes excise tax on the shares repurchased. These shares were reacquired under the December 2024 Repurchase Program and the 1999 Repurchase Program. In addition, the final delivery under the ASR agreement occurred during the third quarter of 2025, which included the settlement of 10.0 million shares of Kroger common stock. During 2024, we invested $4.2 billion to repurchase 68.4 million shares of Kroger common stock at an average price of $61.31 per share, which includes excise tax on the shares repurchased. These shares were reacquired under the December 2024 Repurchase Program and the 1999 Repurchase Program. During 2023, we invested $62 million to repurchase 1.3 million shares of Kroger common stock at an average price of $46.98 per share. These shares were reacquired under the 1999 Repurchase Program.

Amounts available under the 1999 Repurchase Program are dependent upon option exercise activity. The December 2025 Repurchase Program, the December 2024 Repurchase Program, and the 1999 Repurchase Program do not have any expiration dates, but may be suspended or terminated by our Board of Directors at any time.

Dividends

The following table provides dividend information for 2025 and 2024 ($ in millions, except per share amounts):

	2025	2024
Cash dividends paid	$ 885	$ 883
Cash dividends paid per common share	$ 1.34	$ 1.22

Liquidity Needs

We held cash and temporary cash investments of $3.3 billion, as of the end of 2025. We actively manage our cash and temporary cash investments in order to internally fund operating activities, support and invest in our core businesses, make scheduled interest and principal payments on our borrowings and return cash to shareholders through cash dividend payments and share repurchases. Our current levels of cash, borrowing capacity and balance sheet leverage provide us with the operational flexibility to adjust to changes in economic and market conditions. We remain committed to our dividend, and growing our dividend over time, subject to Board approval, as well as our share repurchase programs and we will evaluate the optimal use of any excess free cash flow, consistent with our capital allocation strategy.

The table below summarizes our short-term and long-term material cash requirements, based on year of maturity or settlement, as of January 31, 2026 (in millions of dollars):

Contractual Obligations[1][2]	2026	2027	2028	2029	2030	Thereafter	Total
Long-term debt[3]	$ 1,366	$ 606	$ 665	$ 557	$ 1,035	$ 11,646	$ 15,875
Interest on long-term debt[4]	735	705	693	661	636	10,160	13,590
Finance lease obligations	482	165	165	157	149	1,080	2,198
Operating lease obligations	962	914	852	792	742	5,859	10,121
Self-insurance liability[5]	387	161	127	87	52	99	913
Construction commitments[6]	1,071	—	—	—	—	—	1,071
Opioid settlement payments[7]	140	140	136	126	117	499	1,158
Purchase obligations[8]	992	368	152	102	27	137	1,778
Total	$ 6,135	$ 3,059	$ 2,790	$ 2,482	$ 2,758	$ 29,480	$ 46,704

(1) The contractual obligations table excludes funding of pension and other postretirement benefit obligations, which totaled approximately $35 million in 2025. For additional information about these obligations, see Note 14 to the Consolidated Financial Statements. This table also excludes contributions under various multi-employer pension plans, which totaled $496 million in 2025. For additional information about these multi-employer pension plans, see Note 15 to the Consolidated Financial Statements.

(2) The liability related to unrecognized tax benefits has been excluded from the contractual obligations table because a reasonable estimate of the timing of future tax settlements cannot be determined.

(3) As of January 31, 2026, we had no outstanding commercial paper and no borrowings under our credit facility.

(4) Amounts include contractual interest payments using the interest rate as of January 31, 2026 and stated fixed and swapped interest rates, if applicable, for all other debt instruments.

(5) The amounts include self-insurance liabilities related to workers' compensation claims and general liability claims. Workers' compensation claims have been stated on a present value basis.

(6) Amounts include funds owed to third parties for projects currently under construction. These amounts are reflected in "Accounts payable" in our Consolidated Balance Sheets.

(7) Amounts include scheduled opioid settlement commitments. For additional information about our opioid settlement charges, see Note 12 to the Consolidated Financial Statements.

(8) Amounts include commitments, many of which are short-term in nature, to be utilized in the normal course of business, such as several contracts to purchase raw materials utilized in our food production plants and several contracts to purchase energy to be used in our stores and food production plants. Our obligations also include management fees for facilities operated by third parties and outside service contracts. Any upfront vendor allowances or incentives associated with outstanding purchase commitments are recorded as either current or long-term liabilities in our Consolidated Balance Sheets. We included our future commitments for customer fulfillment centers for which we have placed an order as of January 31, 2026. We did not include our commitments associated with additional customer fulfillment centers that have not yet been ordered.

We expect to meet our short-term and long-term liquidity needs with cash and temporary cash investments on hand as of January 31, 2026, cash flows from our operating activities and other sources of liquidity, including borrowings under our commercial paper program and revolving credit facility. Our short-term and long-term liquidity needs include anticipated requirements for working capital to maintain our operations, pension plan commitments, interest payments and scheduled principal payments of debt and commercial paper, servicing our lease obligations, self-insurance liabilities, capital investments, scheduled opioid settlement payments and other purchase obligations. We may also require additional capital in the future to fund organic growth opportunities, increase capacity of our Delivery solutions, joint ventures or other business partnerships, property development, acquisitions, dividends and share repurchases. In addition, we generally operate with a working capital deficit due to our efficient use of cash in funding operations and because we have consistent access to the capital markets. We believe we have adequate coverage of our debt covenants to continue to maintain our current investment grade debt ratings and to respond effectively to competitive conditions.

For additional information about our debt activity in 2025, see Note 5 to the Consolidated Financial Statements.

Factors Affecting Liquidity

We can currently borrow on a daily basis approximately $2.75 billion under our commercial paper program. At January 31, 2026, we had no outstanding commercial paper. Commercial paper borrowings are backed by our credit facility and reduce the amount we can borrow under the credit facility. If our short-term credit ratings fall, the ability to borrow under our current commercial paper program could be adversely affected for a period of time and increase our interest cost on daily borrowings under our commercial paper program. This could require us to borrow additional funds under the credit facility, under which we believe we have sufficient capacity. However, in the event of a ratings decline, we do not anticipate that our borrowing capacity under our commercial paper program would be any lower than $500 million on a daily basis. Factors that could affect our credit rating include changes in our operating performance and financial position, the state of the economy, conditions in the food retail industry and changes in our business model. Further information on the risks and uncertainties that can affect our business can be found in the "Risk Factors" section set forth in Item 1A of Part I of this Annual Report on Form 10-K. Although our ability to borrow under the credit facility is not affected by our credit rating, the interest cost and applicable margin on borrowings under the credit facility could be affected by a downgrade in our Public Debt Rating. "Public Debt Rating" means, as of any date, the rating that has been most recently announced by either S&P or Moody's, as the case may be, for any class of non-credit enhanced long-term senior unsecured debt issued by Kroger. As of March 26, 2026, we had no commercial paper borrowings outstanding.

Our credit facility requires the maintenance of a Leverage Ratio (our "financial covenant"). A failure to maintain our financial covenant would impair our ability to borrow under the credit facility. This financial covenant is described below:

- Our Leverage Ratio (the ratio of Net Debt to Adjusted EBITDA, as defined in the credit facility) was 1.54 to 1 as of January 31, 2026. If this ratio were to exceed 3.50 to 1, we would be in default of our revolving credit facility and our ability to borrow under the facility would be impaired.

Our credit facility is more fully described in Note 5 to the Consolidated Financial Statements. We were in compliance with our financial covenant at January 31, 2026.

As of January 31, 2026, we maintained a $2.75 billion, unsecured revolving credit facility that, unless extended, terminates on September 13, 2029. Outstanding borrowings under the credit facility, commercial paper borrowings, and some outstanding letters of credit reduce funds available under the credit facility. As of January 31, 2026, we had no outstanding commercial paper and no borrowings under our revolving credit facility. The outstanding letters of credit that reduce funds available under our credit facility totaled $3 million as of January 31, 2026.

We maintain surety bonds related primarily to our self-insured workers' compensation claims. These bonds are required by most states in which we are self-insured for workers' compensation and are placed with predominately third-party insurance providers to insure payment of our obligations in the event we are unable to meet our claim payment obligations up to our self-insured retention levels. These bonds do not represent liabilities of ours, as we already have reserves on our books for the claims costs. Market changes may make the surety bonds more costly and, in some instances, availability of these bonds may become more limited, which could affect our costs of, or access to, such bonds. Although we do not believe increased costs or decreased availability would significantly affect our ability to access these surety bonds, if this does become an issue, we would issue letters of credit, in states where allowed, to meet the state bonding requirements. This could increase our cost or decrease the funds available under our credit facility if the letters of credit were issued against our credit facility. We had $617 million of outstanding surety bonds as of January 31, 2026. These surety bonds expire during fiscal year 2026 and are expected to be renewed.

We have standby letters of credit outstanding as part of our insurance program and for other business purposes. We had $29 million of outstanding standby letters of credit as of January 31, 2026. These standby letters of credit expire during fiscal year 2026 or early fiscal year 2027 and most are expected to be renewed. The letters of credit for our insurance program collateralize obligations to our insurance carriers in connection with the settlement of potential claims. Letters of credit do not represent liabilities of ours and are not reflected in our Consolidated Balance Sheets.

We also are contingently liable for leases that have been assigned to various third parties in connection with facility closings and dispositions. We could be required to satisfy obligations under the leases if any of the assignees are unable to fulfill their lease obligations. Due to the wide distribution of our assignments among third parties, and various other remedies available to us, we believe the likelihood that we will be required to assume a material amount of these obligations is remote. We have agreed to indemnify certain third-party logistics operators for certain expenses, including multi-employer pension plan obligations and withdrawal liabilities.

In addition to the above, we enter into various indemnification agreements and take on indemnification obligations in the ordinary course of business. Such arrangements include indemnities against third-party claims arising out of agreements to provide services to us; indemnities related to the sale of our securities; indemnities of directors, officers and employees in connection with the performance of their work; and indemnities of individuals serving as fiduciaries on benefit plans. While our aggregate indemnification obligation could result in a material liability, we are not aware of any current matter that could result in a material liability.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

FINANCIAL RISK MANAGEMENT

In addition to the risks inherent in our operations, we are exposed to market risk from a variety of sources, including changes in interest rates, commodity prices, the fair value of certain equity investments and defined benefit pension and other post-retirement benefit plans. Our market risk exposures are discussed below.

Interest Rate Risk

We manage our exposure to interest rates and changes in the fair value of our debt instruments primarily through the strategic use of our commercial paper program, variable and fixed rate debt, and interest rate swaps. Our current program relative to interest rate protection contemplates hedging the exposure to changes in the fair value of fixed-rate debt attributable to changes in interest rates. To do this, we use the following guidelines: (i) use average daily outstanding borrowings to determine annual debt amounts subject to interest rate exposure, (ii) limit the average annual amount subject to interest rate reset and the amount of floating rate debt to a combined total amount that represents 25% of the carrying value of our debt portfolio or less, (iii) include no leveraged products, and (iv) hedge without regard to profit motive or sensitivity to current mark-to-market status.

Annually, we review with the Finance Committee of our Board of Directors compliance with the guidelines described above. The guidelines may change as our business needs dictate.

When we use derivative financial instruments, it is primarily to manage our exposure to fluctuations in interest rates. We do not enter into derivative financial instruments for trading purposes. As a matter of policy, all of our derivative positions are intended to reduce risk by hedging an underlying economic exposure. Because of the high correlation between the hedging instrument and the underlying exposure, fluctuations in the value of the instruments generally are offset by reciprocal changes in the value of the underlying exposure. The interest rate derivatives we use are straightforward instruments with liquid markets.

As of January 31, 2026 and February 1, 2025, we had no forward-starting interest rate swap agreements outstanding.

As of February 3, 2024, we maintained five forward-starting interest rate swap agreements with a maturity date of August 1, 2027 with an aggregate notional amount totaling $5.4 billion. A forward-starting interest rate swap is an agreement that effectively hedges the variability in future benchmark interest payments attributable to changes in interest rates on the forecasted issuance of fixed-rate debt. We entered into these forward-starting interest rate swaps in order to hedge the variability in future benchmark interest payments attributable to changing interest rate on the forecasted issuance of fixed-rate debt that was issued in 2024. The fixed interest rates for these forward-starting interest rate swaps range from 3.00% to 3.78%. The variable rate component on the forward-starting interest rate swaps is the Secured Overnight Financing Rate ("SOFR"). A notional amount of $2.4 billion of these forward-starting interest rate swaps was designated as a cash-flow hedge as defined by GAAP. Accordingly, the changes in fair value of these forward-starting interest rate swaps are recorded to other comprehensive income and reclassified into net earnings when the hedged transaction affects net earnings. The remainder of the notional amount of $3.0 billion of the forward-starting interest rate swaps was not designated as a cash-flow hedge. Accordingly, the changes in the fair value of these forward-starting interest rate swaps not designated as cash-flow hedges are recognized through net earnings.

In 2024, we terminated these five forward-starting interest rate swaps with a maturity date of August 1, 2027 and an aggregate notional amount totaling $5.4 billion. For the notional amount of $2.4 billion of these forward-starting interest rate swaps that was designated as a cash-flow hedge, the unamortized gain of $48 million, $36 million net of tax, has been deferred in accumulated other comprehensive income and will be amortized to earnings as the interest payments are made. For the remainder of the notional amount of $3.0 billion of the forward-starting interest rate swaps not designated as a cash-flow hedge, we recognized a realized loss of $55 million that is included in "(Loss) gain on investments" in our Consolidated Statements of Operations.

In 2024, we entered into two 10-year treasury lock agreements with an aggregate notional amount of $2.1 billion and a weighted-average interest rate of 3.91% and two 30-year treasury lock agreements with an aggregate notional amount of $3.3 billion and a weighted-average interest rate of 4.11%. These treasury locks were an agreement used to hedge the U.S. Treasury benchmark interest rate associated with future interest payments on the forecasted issuance of fixed-rate debt that was issued in 2024. These treasury locks were designated as cash-flow hedges as defined by GAAP. Accordingly, the changes in fair value of these treasury locks are recorded to accumulated other comprehensive income and reclassified into net earnings when the hedged transaction affects net earnings. In 2024, we terminated these treasury lock agreements. The unamortized loss of $56 million, $43 million net of tax, has been deferred in accumulated other comprehensive loss and will be amortized to earnings as the interest payments are made.

The tables below provide information about our underlying debt portfolio as of January 31, 2026 and February 1, 2025. The amounts shown for each year represent the contractual maturities of long-term debt, excluding finance leases, as of January 31, 2026, and February 1, 2025. Interest rates reflect the weighted average rate for the outstanding instruments. The variable rate debt is based on a reference rate using the forward yield curve as of January 31, 2026 and February 1, 2025. The Fair Value column includes the fair value of our debt instruments as of January 31, 2026 and February 1, 2025. We had no outstanding interest rate derivatives classified as fair value hedges as of January 31, 2026 and February 1, 2025. See Notes 5, 6 and 7 to the Consolidated Financial Statements.

	January 31, 2026 Expected Year of Maturity							
	2026	2027	2028	2029	2030	Thereafter	Total	Fair Value
	(in millions)							
Debt								
Fixed rate principal payments[1]	$ (1,332)	$ (616)	$ (655)	$ (554)	$ (1,028)	$ (11,734)	$ (15,919)	$ (14,884)
Average interest rate[1]	3.01 %	3.68 %	4.46 %	7.69 %	2.02 %	5.04 %		
Variable rate principal payments	$ (43)	$ —	$ (20)	$ (11)	$ (14)	$ —	$ (88)	$ (91)
Average interest rate	5.19 %	—	6.19 %	5.94 %	5.76 %	—		

(1) The fixed rate principal payments exclude debt discounts and deferred financing costs of $132 million, of which $9 million is current and $123 million is long-term. The weighted average interest rate calculation excludes the effects of debt discounts and deferred financing costs.

	February 1, 2025 Expected Year of Maturity							
	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value
	(in millions)							
Debt								
Fixed rate principal payments[1]	$ (25)	$ (1,311)	$ (616)	$ (663)	$ (552)	$ (12,735)	$ (15,902)	$ (14,497)
Average interest rate[1]	2.10 %	3.00 %	3.68 %	4.43 %	7.69 %	4.79 %		
Variable rate principal payments	$ (90)	$ —	$ —	$ (22)	$ (38)	$ —	$ (150)	$ (151)
Average interest rate	2.87 %	—	—	7.93 %	6.17 %	—		

(1) The fixed rate principal payments exclude debt discounts and deferred financing costs of $143 million, of which $11 million is current and $132 million is long-term. The weighted average interest rate calculation excludes the effects of debt discounts and deferred financing costs.

Based on our year-end 2025 variable rate debt levels, a 10 percent change in interest rates would be immaterial. See Note 6 to the Consolidated Financial Statements for further discussion of derivatives and hedging policies.

Commodity Price Risk

We are subject to commodity price risk generated by our purchases of meat, seafood and dairy products, among other food items. We purchase, manufacture and sell various commodity related food products and risk arises from the price volatility of these commodities. The price and availability of these commodities directly affect our results of operations. To help manage or minimize the effect of commodity price risk exposure on our operations, we use a combination of pricing features embedded within supply contracts, such as fixed-price and price-to-be-fixed contracts, and have the ability to increase or decrease retail prices to our customers as commodity prices change.

We are exposed to changes in the prices of diesel and unleaded fuel. The majority of our fuel contracts utilize index-based pricing formulas plus or minus a fixed locational/supplier differential. We expect to take delivery of these commitments in the normal course of business, and, as a result, these contracts qualify as normal purchases. While many of the indices are aligned, each index may fluctuate at a different pace, driving variability in the prices paid for fuel. Because of this, our operating results may be affected should the market price of fuel suddenly change by a significant amount, which can affect our operating results either positively or negatively in the short-term.

We manage our exposure to diesel fuel price changes through the strategic use of diesel fuel hedge contracts. When we use fuel hedge contracts, it is primarily to manage our exposure to fluctuations in diesel fuel prices for our logistics operations. We do not enter into fuel hedge arrangements for trading purposes. As a matter of policy, all of our hedge positions are intended to reduce risk by hedging an underlying economic exposure. Because of the high correlation between the hedging instrument and the underlying exposure, fluctuations in the value of the instruments generally are offset by reciprocal changes in the value of the underlying exposure. The diesel fuel hedge contracts we use are straightforward instruments with liquid markets. As of January 31, 2026, our outstanding diesel fuel hedge contracts had a total notional amount of $26 million. As of February 1, 2025, our outstanding diesel fuel hedge contracts had a total notional amount of $32 million. The fair value and effect to the Consolidated Statement of Operations of these contracts is insignificant.

We have entered into fixed price contracts to purchase electricity and natural gas for a portion of our energy needs. We expect to take delivery of these commitments in the normal course of business, and, as a result, these contracts qualify as normal purchases.

As of January 31, 2026 and February 1, 2025, we had no commodity derivative contracts outstanding other than the diesel fuel hedge contracts described above.

Equity Investment Risk

We are exposed to market price volatility for our equity investments in certain financial instruments, measured using Level 1 inputs, which are measured at fair value through net earnings. Fair value adjustments flow through "(Loss) gain on investments" in our Consolidated Statements of Operations. The change in fair value of certain Level 1 investments resulted in an unrealized loss of $41 million in 2025, $116 million in 2024 and $66 million in 2023. As of January 31, 2026, the fair value of our investments in certain Level 1 financial instruments was $142 million. As of January 31, 2026, a 10% change in the fair value of these investments would be approximately $14 million. For additional details on these investments, see Note 7 to the Consolidated Financial Statements.

Company-Sponsored Benefit Plans

We sponsor defined benefit pension plans and post-retirement healthcare plans for certain eligible employees. Changes in interest rates affect our liabilities associated with these retirement plans, as well as the amount of expense recognized for these retirement plans. Increased interest rates could result in a lower fair value of plan assets and increased pension expense in the following years. The target plan asset allocations are established based on our liability-driven investment ("LDI") strategy. An LDI strategy focuses on maintaining a close to fully-funded status over the long-term with minimal funded status risk. This is achieved by investing more of the plan assets in fixed income instruments to more closely match the duration of the plan liability. As of January 31, 2026 and February 1, 2025, our defined benefit pension plans had total investment assets of $2.3 billion. Declines in the fair value of plan assets could diminish the funded status of our defined benefit pension plans and potentially increase our requirement to make contributions to these plans. For additional details, see Note 14 to the Consolidated Financial Statements.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Consolidated Financial Statements of The Kroger Co.
For the Fiscal Year Ended January 31, 2026

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Kroger Co.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Kroger Co. and its subsidiaries (the "Company") as of January 31, 2026 and February 1, 2025, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended January 31, 2026, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2026 and February 1, 2025, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2026 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Litigation Contingencies Related to Opioid Claims and Merger Termination

As described in Notes 12 and 18 to the consolidated financial statements, various claims and lawsuits arising in the normal course of business, including personal injury, contract disputes, employment discrimination, wage and hour and other regulatory claims are pending against the Company. Management continually evaluates the Company's exposure to loss contingencies arising from pending or threatened litigation and believes the Company has made provisions where it is reasonably possible to estimate and when an adverse outcome is probable. The Company is one of dozens of companies that have been named in various lawsuits alleging that defendants contributed to create a public nuisance through the distribution and dispensing of opioids. On September 8, 2023, the Company announced that it reached an agreement in principle with plaintiffs to settle the majority of opioid claims that have been or could be brought against the Company by states in which it operates, subdivisions, and Native American tribes. On October 31, 2024, the Company determined that there is sufficient participation in the settlement by states and subdivisions and elected to proceed with the settlement. The settlement with states and subdivisions became effective on December 30, 2024, and the settlement with Native American tribes became effective on September 26, 2025. As of January 31, 2026, the Company has recorded $132 million and $981 million of the estimated settlement liability in other current liabilities and other long-term liabilities, respectively. Additionally, on December 10, 2024, Albertsons sued the Company for alleged breaches of the merger agreement and the implied covenant of good faith and fair dealing. Albertsons seeks payment of a $600 million termination fee that Albertsons alleges it is owed under the merger agreement, as well as additional damages. On March 17, 2025, the Company filed an answer denying the allegations in Albertsons's complaint, and also filed counterclaims that seek recovery for breaches of the merger agreement by Albertsons.

The principal considerations for our determination that performing procedures relating to the litigation contingencies related to opioid claims and merger termination is a critical audit matter are (i) the significant judgment by management when assessing whether an adverse outcome from the pending or threatened litigation is probable and when determining whether a reasonable estimate of the loss can be made and (ii) a high degree of auditor judgment in performing procedures and evaluating audit evidence related to management's assessment of loss contingencies related to the opioid claims and merger termination.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of litigation contingencies, including the determination of whether an adverse outcome from the pending or threatened litigation is probable and whether a reasonable estimate of the loss can be made, as well as controls over the financial statement disclosures. These procedures also included, among others (i) obtaining and evaluating certain executed settlement agreements related to opioid claims; (ii) obtaining and evaluating the merger agreement and certain letters where the Company is a named party related to the merger termination; (iii) evaluating the status of significant known actual and potential litigation and settlement activity by inquiring of the Company's internal and external legal counsel, when deemed necessary; (iv) evaluating the reasonableness of management's assessment regarding whether an adverse outcome from the pending or threatened litigation is probable and whether a reasonable estimate of the loss can be made; (v) obtaining and evaluating the letters of audit inquiry with internal and external legal counsel related to the opioid claims and merger termination; and (vi) evaluating the sufficiency of the Company's litigation contingency disclosures related to the opioid claims and merger termination.

/s/PricewaterhouseCoopers LLP
Cincinnati, Ohio
March 31, 2026

We have served as the Company's auditor since 1929.

THE KROGER CO.
CONSOLIDATED BALANCE SHEETS

(In millions, except par amounts)	January 31, 2026		February 1, 2025	
ASSETS				
Current assets				
Cash and temporary cash investments	$	3,334	$	3,959
Store deposits in-transit		1,244		1,312
Receivables		2,192		2,195
FIFO inventory		9,445		9,442
LIFO reserve		(2,553)		(2,404)
Prepaid and other current assets		843		769
Total current assets		14,505		15,273
Property, plant and equipment, net		24,260		25,703
Operating lease assets		6,682		6,839
Intangibles, net		808		834
Goodwill		2,595		2,674
Other assets		1,103		1,293
Total Assets	$	49,953	$	52,616
LIABILITIES				
Current liabilities				
Current portion of long-term debt including obligations under finance leases	$	1,802	$	272
Current portion of operating lease liabilities		665		599
Accounts payable		10,488		10,124
Accrued salaries and wages		1,267		1,330
Other current liabilities		3,886		3,615
Total current liabilities		18,108		15,940
Long-term debt including obligations under finance leases		15,764		17,633
Noncurrent operating lease liabilities		6,461		6,578
Deferred income taxes		1,094		1,417
Pension and postretirement benefit obligations		421		387
Other long-term liabilities		2,169		2,380
Total Liabilities		44,017		44,335
Commitments and contingencies (see Note 12)				
SHAREOWNERS' EQUITY				
Preferred shares, $100 par per share, 5 shares authorized and unissued		—		—
Common shares, $1 par per share, 2,000 shares authorized; 1,918 shares issued in 2025 and 2024		1,918		1,918
Additional paid-in capital		3,907		3,087
Accumulated other comprehensive loss		(635)		(621)
Accumulated earnings		28,850		28,724
Common shares in treasury, at cost, 1,303 shares in 2025 and 1,258 shares in 2024		(28,113)		(24,823)
Total Shareowners' Equity - The Kroger Co.		5,927		8,285
Noncontrolling interests		9		(4)
Total Equity		5,936		8,281
Total Liabilities and Equity	$	49,953	$	52,616

The accompanying notes are an integral part of the consolidated financial statements.

THE KROGER CO.
CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended January 31, 2026, February 1, 2025 and February 3, 2024

(In millions, except per share amounts)	2025 (52 weeks)	2024 (52 weeks)	2023 (53 weeks)
Sales	$ 147,642	$ 147,123	$ 150,039
Operating expenses			
Merchandise costs, including advertising, warehousing, and transportation, excluding items shown separately below	113,240	113,720	116,675
Operating, general and administrative	28,308	25,431	26,252
Rent	872	877	891
Depreciation and amortization	3,332	3,246	3,125
Operating profit	1,890	3,849	3,096
Other income (expense)			
Net interest expense (see Note 5)	(639)	(450)	(441)
Non-service component of company-sponsored pension plan (expense) benefits	(10)	12	30
(Loss) gain on investments	(41)	(148)	151
Gain on the sale of business	—	79	—
Net earnings before income tax expense	1,200	3,342	2,836
Income tax expense	176	670	667
Net earnings including noncontrolling interests	1,024	2,672	2,169
Net income attributable to noncontrolling interests	8	7	5
Net earnings attributable to The Kroger Co.	$ 1,016	$ 2,665	$ 2,164
Net earnings attributable to The Kroger Co. per basic common share	$ 1.55	$ 3.70	$ 2.99
Average number of common shares used in basic calculation	652	715	718
Net earnings attributable to The Kroger Co. per diluted common share	$ 1.54	$ 3.67	$ 2.96
Average number of common shares used in diluted calculation	655	720	725

The accompanying notes are an integral part of the consolidated financial statements.

THE KROGER CO.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended January 31, 2026, February 1, 2025 and February 3, 2024

(In millions)	2025 (52 weeks)	2024 (52 weeks)	2023 (53 weeks)
Net earnings including noncontrolling interests	$ 1,024	$ 2,672	$ 2,169
Other comprehensive income (loss)			
Change in pension and other postretirement defined benefit plans, net of income tax[1]	(25)	(37)	(46)
Unrealized gains and losses on cash flow hedging activities, net of income tax[2]	3	(103)	183
Amortization of unrealized gains and losses on cash flow hedging activities, net of income tax[3]	8	8	6
Total other comprehensive (loss) income	(14)	(132)	143
Comprehensive income	1,010	2,540	2,312
Comprehensive income attributable to noncontrolling interests	8	7	5
Comprehensive income attributable to The Kroger Co.	$ 1,002	$ 2,533	$ 2,307

(1) Amount is net of tax benefit of $(7) in 2025, $(11) in 2024 and $(14) in 2023.
(2) Amount is net of tax (benefit) expense of $(31) in 2024 and $56 in 2023.
(3) Amount is net of tax expense of $2 in 2025, $1 in 2024 and $2 in 2023.

The accompanying notes are an integral part of the consolidated financial statements.

THE KROGER CO.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended January 31, 2026, February 1, 2025 and February 3, 2024

(In millions)	2025 (52 weeks)	2024 (52 weeks)	2023 (53 weeks)
Cash Flows from Operating Activities:			
Net earnings including noncontrolling interests	$ 1,024	$ 2,672	$ 2,169
Adjustments to reconcile net earnings including noncontrolling interests to net cash provided by operating activities:			
Depreciation and amortization	3,332	3,246	3,125
Fulfillment network impairment and related charges	2,497	—	—
Asset impairment and store closure charges	187	98	69
Operating lease asset amortization	588	603	625
LIFO charge	157	95	113
Share-based employee compensation	157	175	172
Deferred income taxes	(330)	(102)	(155)
Gain on sale of business	—	(79)	—
Gain on sale of assets	(13)	(70)	(56)
Loss on investments	41	148	(151)
Other	1	20	69
Changes in operating assets and liabilities:			
Store deposits in-transit	68	(97)	(88)
Receivables	113	(288)	14
Inventories	(86)	(144)	342
Prepaid and other current assets	8	(166)	72
Accounts payable	388	253	545
Accrued expenses	165	107	(222)
Income taxes receivable and payable	(115)	76	68
Operating lease liabilities	(529)	(609)	(695)
Other	(342)	(144)	772
Net cash provided by operating activities	7,311	5,794	6,788
Cash Flows from Investing Activities:			
Payments for property and equipment, including payments for lease buyouts	(3,855)	(4,017)	(3,904)
Proceeds from sale of assets	76	377	101
Net proceeds from sale of business	52	464	—
Other	(187)	(52)	53
Net cash used by investing activities	(3,914)	(3,228)	(3,750)
Cash Flows from Financing Activities:			
Proceeds from issuance of long-term debt	43	10,502	15
Payments on long-term debt including obligations under finance leases	(540)	(4,883)	(1,301)
Dividends paid	(885)	(883)	(796)
Financing fees paid	—	(116)	—
Proceeds from issuance of capital stock	182	127	50
Treasury stock purchases	(2,699)	(4,156)	(62)
Unsettled accelerated share repurchases	—	(1,000)	—
Other	(123)	(81)	(76)
Net cash used by financing activities	(4,022)	(490)	(2,170)
Net (decrease) increase in cash and temporary cash investments	(625)	2,076	868
Cash and temporary cash investments:			
Beginning of year	3,959	1,883	1,015
End of year	$ 3,334	$ 3,959	$ 1,883
Reconciliation of capital investments:			
Payments for property and equipment, including payments for lease buyouts	$ (3,855)	$ (4,017)	$ (3,904)
Payments for lease buyouts	33	51	—
Changes in construction-in-progress payables	(40)	343	344
Total capital investments, excluding lease buyouts	$ (3,862)	$ (3,623)	$ (3,560)
Disclosure of cash flow information:			
Cash paid during the year for net interest	$ 633	$ 252	$ 488
Cash paid during the year for income taxes	$ 635	$ 681	$ 751

The accompanying notes are an integral part of the consolidated financial statements.

THE KROGER CO.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended January 31, 2026, February 1, 2025 and February 3, 2024

(In millions, except per share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock Shares	Treasury Stock Amount	Accumulated Other Comprehensive Income (Loss)	Accumulated Earnings	Noncontrolling Interest	Total
Balances at January 28, 2023	1,918	$ 1,918	$ 3,805	1,202	$ (20,650)	$ (632)	$ 25,601	$ (28)	$ 10,014
Issuance of common stock:									
Stock options exercised	—	—	—	(2)	50	—	—	—	50
Restricted stock issued	—	—	(163)	(3)	88	—	—	—	(75)
Treasury stock activity:									
Stock options exchanged	—	—	—	1	(62)	—	—	—	(62)
Share-based employee compensation	—	—	172	—	—	—	—	—	172
Other comprehensive income net of tax of $44	—	—	—	—	—	143	—	—	143
Other	—	—	108	—	(108)	—	—	9	9
Cash dividends declared ($1.13 per common share)	—	—	—	—	—	—	(819)	—	(819)
Net earnings including non-controlling interests	—	—	—	—	—	—	2,164	5	2,169
Balances at February 3, 2024	1,918	$ 1,918	$ 3,922	1,198	$ (20,682)	$ (489)	$ 26,946	$ (14)	$ 11,601
Issuance of common stock:									
Stock options exercised	—	—	—	(3)	127	—	—	—	127
Restricted stock issued	—	—	(176)	(3)	92	—	—	—	(84)
Treasury stock activity:									
Treasury stock purchases, at cost	—	—	(1,000)	66	(4,038)	—	—	—	(5,038)
Stock options exchanged	—	—	—	—	(156)	—	—	—	(156)
Share-based employee compensation	—	—	175	—	—	—	—	—	175
Other comprehensive loss net of tax of $(41)	—	—	—	—	—	(132)	—	—	(132)
Other	—	—	166	—	(166)	—	—	3	3
Cash dividends declared ($1.25 per common share)	—	—	—	—	—	—	(887)	—	(887)
Net earnings including non-controlling interests	—	—	—	—	—	—	2,665	7	2,672
Balances at February 1, 2025	1,918	$ 1,918	$ 3,087	1,258	$ (24,823)	$ (621)	$ 28,724	$ (4)	$ 8,281
Issuance of common stock:									
Stock options exercised	—	—	—	(5)	182	—	—	—	182
Restricted stock issued	—	—	(172)	(2)	90	—	—	—	(82)
Treasury stock activity:									
Treasury stock purchases, at cost	—	—	655	48	(3,154)	—	—	—	(2,499)
Stock options exchanged	—	—	—	4	(228)	—	—	—	(228)
Share-based employee compensation	—	—	157	—	—	—	—	—	157
Other comprehensive loss net of tax of $(5)	—	—	—	—	—	(14)	—	—	(14)
Other	—	—	180	—	(180)	—	—	5	5
Cash dividends declared ($1.37 per common share)	—	—	—	—	—	—	(890)	—	(890)
Net earnings including non-controlling interests	—	—	—	—	—	—	1,016	8	1,024
Balances at January 31, 2026	1,918	$ 1,918	$ 3,907	1,303	$ (28,113)	$ (635)	$ 28,850	9	$ 5,936

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in the Notes to Consolidated Financial Statements are in millions except per share amounts.

1. **ACCOUNTING POLICIES**

The following is a summary of the significant accounting policies followed in preparing these financial statements.

Description of Business, Basis of Presentation and Principles of Consolidation

The Kroger Co. (the "Company") was founded in 1883 and incorporated in 1902. The Company is a food and drug retailer that operates 2,697 supermarkets, 2,250 pharmacies and 1,731 fuel centers in 35 states and the District of Columbia while also operating online through a digital ecosystem to offer customers an omnichannel shopping experience. The Company also manufactures and processes food for sale by its supermarkets and online. The accompanying financial statements include the consolidated accounts of the Company, its wholly-owned subsidiaries and other consolidated entities. Intercompany transactions and balances have been eliminated.

Fiscal Year

The Company's fiscal year ends on the Saturday nearest January 31. The last three fiscal years consist of the 52-week period ended January 31, 2026, the 52-week period ended February 1, 2025 and the 53-week period ended February 3, 2024.

Pervasiveness of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of consolidated revenues and expenses during the reporting period is also required. Actual results could differ from those estimates.

Cash, Temporary Cash Investments and Book Overdrafts

Cash and temporary cash investments represent store cash and short-term investments with original maturities of less than three months. Book overdrafts are included in "Accounts payable" and "Accrued salaries and wages" in the Consolidated Balance Sheets.

Deposits In-Transit

Deposits in-transit generally represent funds deposited to the Company's bank accounts at the end of the year related to sales, a majority of which were paid for with debit cards, credit cards and checks, to which the Company does not have immediate access but settle within a few days of the sales transaction.

Inventories

Inventories are stated at the lower of cost (principally on a last-in, first-out "LIFO" basis) or market. In total, approximately 91% of inventories in 2025 and 92% of inventories in 2024 were valued using the LIFO method. The remaining inventories, including substantially all fuel inventories, are stated at the lower of cost (on a first-in, first-out "FIFO" basis) or net realizable value. Replacement cost was higher than the carrying amount by $2,553 at January 31, 2026 and $2,404 at February 1, 2025. The Company follows the Link-Chain, Dollar-Value LIFO method for purposes of calculating its LIFO charge.

The item-cost method of accounting to determine inventory cost before the LIFO adjustment is followed for substantially all store inventories at the Company's supermarket divisions. This method involves counting each item in inventory, assigning costs to each of these items based on the actual purchase costs (net of vendor allowances and cash discounts) of each item and recording the cost of items sold. The item-cost method of accounting allows for more accurate reporting of periodic inventory balances and enables management to more precisely manage inventory. In addition, substantially all of the Company's inventory consists of finished goods and is recorded at actual purchase costs (net of vendor allowances and cash discounts).

The Company evaluates inventory shortages throughout the year based on actual physical counts in its facilities. Allowances for inventory shortages are recorded based on the results of these counts to provide for estimated shortages as of the financial statement date.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost or, in the case of assets acquired in a business combination, at fair value. Depreciation and amortization expense, which includes the depreciation of assets recorded under finance leases, is computed principally using the straight-line method over the estimated useful lives of individual assets. Buildings and land improvements are depreciated based on lives varying from 10 to 40 years. All new purchases of store equipment are assigned lives varying from three to nine years. Leasehold improvements are amortized over the shorter of the lease term to which they relate, which generally varies from four to 25 years, or the useful life of the asset. Food production plant, fulfillment center and distribution center equipment is depreciated over lives varying from three to 15 years. Information technology assets are generally depreciated over three to five years. Depreciation and amortization expense was $3,332 in 2025, $3,246 in 2024, and $3,125 in 2023.

Interest costs on significant projects constructed for the Company's own use are capitalized as part of the costs of the newly constructed facilities. Upon retirement or disposal of assets, the cost and related accumulated depreciation and amortization are removed from the balance sheet and any gain or loss is reflected in net earnings. Refer to Note 3 for further information regarding the Company's property, plant and equipment.

Leases

The Company leases certain store real estate, warehouses, distribution centers, fulfillment centers, office space and equipment. The Company determines if an arrangement is a lease at inception. Finance and operating lease assets and liabilities are recognized at the lease commencement date. Finance and operating lease liabilities represent the present value of minimum lease payments not yet paid. Operating lease assets represent the right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments, lease incentives and impairment, if any. To determine the present value of lease payments, the Company estimates an incremental borrowing rate which represents the rate used for a secured borrowing of a similar term as the lease.

Lease terms generally range from 10 to 20 years with options to renew for varying terms at the Company's sole discretion. The lease term includes the initial contractual term as well as any options to extend the lease when it is reasonably certain the Company will exercise that option. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Certain leases include escalation clauses or payment of executory costs such as property taxes, utilities or insurance and maintenance. Operating lease payments are charged on a straight-line basis to rent expense over the lease term and finance lease payments are charged to interest expense and depreciation and amortization expense over the lease term. Assets under finance leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term, if shorter. The Company's lease agreements do not contain any residual value guarantees or material restrictive covenants. See Note 9 for additional information on leases.

Goodwill

The Company reviews goodwill for impairment during the fourth quarter of each year, or earlier upon the occurrence of a triggering event. The Company performs reviews of each of its operating divisions and other consolidated entities (collectively, "reporting units") that have goodwill balances. Generally, fair value is determined using a market multiple model, or discounted projected future cash flows, and is compared to the carrying value of a reporting unit for purposes of identifying potential impairment. Projected future cash flows are based on management's knowledge of the current operating environment and expectations for the future. Goodwill impairment is recognized for any excess of the reporting unit's carrying value over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. Results of the goodwill impairment reviews performed during 2025, 2024, and 2023 are summarized in Note 2.

Impairment of Long-Lived Assets

The Company monitors the carrying value of long-lived assets for potential impairment each quarter based on whether certain triggering events have occurred. These events include current period losses combined with a history of losses or a projection of continuing losses or a significant decrease in the market value of an asset. When a triggering event occurs, an impairment calculation is performed, comparing projected undiscounted future cash flows, utilizing current cash flow information and expected growth rates related to specific asset groups, to the carrying value for those asset groups. If the Company identifies impairment for long-lived assets to be held and used, the Company compares the assets' current carrying value to the assets' fair value. Fair value is based on current market values or discounted future cash flows. The Company records impairment when the carrying value exceeds fair market value. With respect to owned property and equipment held for disposal, the value of the property and equipment is adjusted to reflect recoverable values based on previous efforts to dispose of similar assets and current economic conditions. Impairment is recognized for the excess of the carrying value over the estimated fair market value, reduced by estimated direct costs of disposal. The Company recorded asset impairment and related charges totaling $2,684 for 2025. This includes store closure costs of $100, $77 net of tax, related to the planned closing of approximately 60 stores, impairment of intangible assets of $50, $34 net of tax, related to classifying a certain subsidiary as held for sale and charges of $2,497, $1,908 net of tax, related to our fulfillment network not meeting operational or financial expectations, the planned closing of three automated fulfillment facilities and the cancellation of a planned site (see Note 19 for additional details). The Company recorded asset impairments in the normal course of business totaling $98 in 2024, which includes $25, $19 net of tax, for property losses. The Company recorded asset impairments in the normal course of business totaling $69 in 2023. Costs to reduce the carrying value of long-lived assets for each of the years presented have been included in the Consolidated Statements of Operations as operating, general and administrative ("OG&A") expense.

Accounts Payable Financing Arrangement

The Company has an agreement with a third party to provide an accounts payable tracking system which facilitates participating suppliers' ability to finance payment obligations from the Company with designated third-party financial institutions. Participating suppliers may, at their sole discretion, make offers to finance one or more payment obligations of the Company prior to their scheduled due dates at a discounted price to participating financial institutions. The Company's obligations to its suppliers, including amounts due and scheduled payment dates, are not affected by suppliers' decisions to finance amounts under this arrangement. The payment term that the Company has with participating suppliers under these programs is approximately 90 days. Outstanding obligations under this financing arrangement are included in "Accounts payable" in the Consolidated Balance Sheets.

As of January 31, 2026 and February 1, 2025, the Company had $277 and $294 in "Accounts payable," respectively, associated with financing arrangements.

The following table summarizes the changes in the Company's outstanding obligations under this financing arrangement through January 31, 2026:

	2025	2024
Balance at the beginning of the year	$ 294	$ 325
Invoices confirmed during the year	1,473	1,797
Confirmed invoices paid during the year	(1,490)	(1,828)
Balance at the end of the year	$ 277	$ 294

Store Closing Costs

The Company regularly evaluates the performance of its stores and periodically closes those stores that are underperforming. Related liabilities arise, such as severance, contractual obligations and other accruals associated with store closings. The Company records a liability for costs associated with an exit or disposal activity when the liability is incurred, usually in the period the store closes. Adjustments to closed store liabilities primarily relate to actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known.

Owned stores held for disposal are reduced to their estimated net realizable value. Costs to reduce the carrying values of property, plant, equipment and operating lease assets are accounted for in accordance with the Company's policy on impairment of long-lived assets. Inventory write-downs, if any, in connection with store closings, are classified in the Consolidated Statements of Operations as "Merchandise costs." Costs to transfer inventory and equipment from closed stores are expensed as incurred.

Interest Rate Risk Management

The Company uses derivative instruments primarily to manage its exposure to changes in interest rates. The Company's current program relative to interest rate protection and the methods by which the Company accounts for its derivative instruments are described in Note 6.

Benefit Plans and Multi-Employer Pension Plans

The Company recognizes the funded status of its retirement plans on the Consolidated Balance Sheets. Actuarial gains or losses, prior service costs or credits and transition obligations that have not yet been recognized as part of net periodic benefit cost are required to be recorded as a component of Accumulated Other Comprehensive Income ("AOCI"). The Company has elected to measure defined benefit plan assets and obligations as of January 31, which is the month-end that is closest to its fiscal year-ends.

The determination of the obligation and expense for company-sponsored pension plans and other post-retirement benefits is dependent on the selection of assumptions used by actuaries and the Company in calculating those amounts. Those assumptions are described in Note 14 and include, among others, the discount rate, the expected long-term rate of return on plan assets, mortality and the rates of increase in compensation and health care costs. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense and recorded obligation in future periods. While the Company believes the assumptions are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the pension and other post-retirement obligations and future expense.

The Company also participates in various multi-employer plans for substantially all union employees. Pension expense for these plans is recognized as contributions are funded or when commitments are probable and reasonably estimable, in accordance with GAAP. Refer to Note 15 for additional information regarding the Company's participation in these various multi-employer pension plans.

The Company administers and makes contributions to the employee 401(k) retirement savings accounts. Contributions to the employee 401(k) retirement savings accounts are expensed when contributed or over the service period in the case of automatic contributions. Refer to Note 14 for additional information regarding the Company's benefit plans.

Share Based Compensation

The Company recognizes compensation expense for all share-based payments granted under fair value recognition provisions. The Company recognizes share-based compensation expense, net of an estimated forfeiture rate, over the requisite service period of the award based on the fair value at the date of the grant. The Company grants options for common shares ("stock options") to employees under various plans at an option price equal to the fair market value of the underlying shares on the grant date of the award. Stock options typically expire 10 years from the date of grant. Stock options vest between one and four years from the date of grant. In addition to stock options, the Company awards restricted stock to employees and incentive shares to nonemployee directors under various plans. The restrictions on these restricted stock awards generally lapse between one and four years from the date of the awards. The Company determines the fair value for restricted stock awards in an amount equal to the fair market value of the underlying shares on the grant date of the award.

Deferred Income Taxes

Deferred income taxes are recorded to reflect the tax consequences of differences between the tax basis of assets and liabilities and their financial reporting basis. Refer to Note 4 for the types of differences that give rise to significant portions of deferred income tax assets and liabilities.

Uncertain Tax Positions

The Company reviews the tax positions taken or expected to be taken on tax returns to determine whether and to what extent a benefit can be recognized in its consolidated financial statements. Refer to Note 4 for the amount of unrecognized tax benefits and other related disclosures related to uncertain tax positions.

Various taxing authorities periodically audit the Company's income tax returns. These audits include questions regarding the Company's tax filing positions, including the timing and amount of deductions and the allocation of income to various tax jurisdictions. In evaluating the exposures connected with these various tax filing positions, including state and local taxes, the Company records allowances for probable exposures. A number of years may elapse before a particular matter, for which an allowance has been established, is audited and fully resolved. As of January 31, 2026, the years ended January 29, 2022 and forward remain open for review for federal income tax purposes.

The assessment of the Company's tax position relies on the judgment of management to estimate the exposures associated with the Company's various filing positions.

Self-Insurance Costs

The Company is primarily self-insured for costs related to workers' compensation and general liability claims. Liabilities are actuarially determined and are recognized based on claims filed and an estimate of claims incurred but not reported. The liabilities for workers' compensation claims are accounted for on a present value basis. The Company has purchased stop-loss coverage to limit its exposure to any significant exposure on a per claim basis. The Company is insured for covered costs in excess of these per claim limits.

The following table summarizes the changes in the Company's self-insurance liability through January 31, 2026:

	2025	2024	2023
Beginning balance	$ 843	$ 761	$ 712
Expense[1]	457	427	330
Claim payments	(387)	(345)	(281)
Ending balance	913	843	761
Less: Current portion	(387)	(345)	(281)
Long-term portion	$ 526	$ 498	$ 480

(1) The increase in 2025, compared to 2024, and the increase in 2024, compared to 2023, were the result of higher claim costs.

The current portion of the self-insured liability is included in "Other current liabilities," and the long-term portion is included in "Other long-term liabilities" in the Consolidated Balance Sheets.

The Company maintains surety bonds related to self-insured workers' compensation claims. These bonds are required by most states in which the Company is self-insured for workers' compensation and are placed with third-party insurance providers to insure payment of the Company's obligations in the event the Company is unable to meet its claim payment obligations up to its self-insured retention levels. These bonds do not represent liabilities of the Company, as the Company has recorded reserves for the claim costs.

The Company also maintains insurance coverages for certain risks, including cyber exposure and property-related losses. The Company's insurance coverage begins for these exposures ranging from $20 to $30.

Revenue Recognition

Sales

The Company recognizes revenues from the retail sale of products, net of sales taxes, at the point of sale. Pharmacy sales are recorded when the product is provided to the customer. eCommerce-originated sales are recognized either upon pickup in store or upon delivery to the customer. Amounts billed to a customer related to shipping and delivery represent revenues earned for the goods provided and are classified as sales. When shipping is discounted, it is recorded as an adjustment to sales. Discounts provided to customers by the Company at the time of sale, including those provided in connection with loyalty cards, are recognized as a reduction in sales as the products are sold. Discounts provided by vendors, usually in the form of coupons, are not recognized as a reduction in sales provided the coupons are redeemable at any retailer that accepts coupons. The Company records a receivable from the vendor for the difference in sales price and cash received. For merchandise sold in one of the Company's stores or online, tender is accepted at the point of sale. The Company acts as principal in certain vendor arrangements where the purchase and sale of inventory are virtually simultaneous. The Company records revenue and related costs on a gross basis for these arrangements. For pharmacy sales, collection of third-party receivables is typically expected within three months or less from the time of purchase. The third-party receivables from pharmacy sales are recorded in "Receivables" in the Company's Consolidated Balance Sheets and were $631 as of January 31, 2026 and $622 as of February 1, 2025.

Gift Cards and Gift Certificates

The Company does not recognize revenue when it sells its own gift cards and gift certificates (collectively "gift cards"). Rather, it records a deferred revenue liability equal to the amount received. A sale is then recognized when the gift cards are redeemed to purchase the Company's products. The Company's gift cards do not expire. While gift cards are generally redeemed within 12 months, some are never fully redeemed. The Company recognizes gift card breakage under the proportional method, where recognition of breakage income is based upon the historical run-off rate of unredeemed gift cards. The Company's gift card deferred revenue liability was $286 as of January 31, 2026 and $256 as of February 1, 2025.

Disaggregated Revenues

The following table presents sales revenue by type of product for the years ended January 31, 2026, February 1, 2025, and February 3, 2024:

	2025		2024[3]		2023[3]	
	Amount	% of total	Amount	% of total	Amount	% of total
Non perishable[1]	$ 77,569	52.5 %	$ 77,080	52.4 %	$ 78,215	52.1 %
Fresh[2]	37,189	25.2 %	36,317	24.7 %	36,568	24.4 %
Supermarket fuel	13,584	9.2 %	14,973	10.2 %	16,621	11.1 %
Pharmacy	18,171	12.3 %	15,691	10.6 %	14,406	9.6 %
Other[4]	1,129	0.8 %	3,062	2.1 %	4,229	2.8 %
Total Sales	$ 147,642	100 %	$ 147,123	100 %	$ 150,039	100 %

(1) Consists primarily of grocery, general merchandise, health and beauty care and natural foods.

(2) Consists primarily of produce, floral, meat, seafood, deli, bakery and fresh prepared.

(3) 2024 and 2023 revenues by category have been reclassified to conform to the 2025 presentation.

(4) Consists primarily of sales related to third-party media revenue, data analytic services, specialty pharmacy and in-store health clinics. The decrease in 2025, compared to 2024, and the decrease in 2024, compared to 2023, are primarily due to the disposal of Kroger Specialty Pharmacy, partially offset by an increase in third-party media revenue.

Merchandise Costs

The "Merchandise costs" line item of the Consolidated Statements of Operations includes product costs, net of discounts and allowances; advertising costs (see separate discussion below); inbound freight charges; warehousing costs, including receiving and inspection costs; transportation costs and food production costs. Warehousing, transportation and manufacturing management salaries are also included in the "Merchandise costs" line item; however, purchasing management salaries and administration costs are included in the "OG&A" line item along with most of the Company's other managerial and administrative costs. Shipping and delivery costs associated with the Company's eCommerce offerings originating from non-retail store locations are included in the "Merchandise costs" line item. Rent expense and depreciation and amortization expense are shown separately in the Consolidated Statements of Operations.

Warehousing and transportation costs include distribution center direct wages, transportation direct wages, repairs and maintenance, utilities, inbound freight and, where applicable, third-party warehouse management fees. These costs are recognized in the periods the related expenses are incurred.

The Company believes the classification of costs included in merchandise costs could vary widely throughout the industry. The Company's approach is to include in the "Merchandise costs" line item the direct, net costs of acquiring products and making them available to customers. The Company believes this approach most accurately presents the actual costs of products sold.

The Company recognizes all vendor allowances as a reduction in merchandise costs when the related product is sold. When possible, vendor allowances are applied to the related product cost by item and, therefore, reduce the carrying value of inventory by item. When the items are sold, the vendor allowance is recognized. When it is not possible, due to systems constraints, to allocate vendor allowances to the product by item, vendor allowances are recognized as a reduction in merchandise costs based on inventory turns and, therefore, recognized as the product is sold.

Advertising Costs

The Company's advertising costs are recognized in the periods the related expenses are incurred and are included in the "Merchandise costs" line item of the Consolidated Statements of Operations. The Company's advertising costs totaled $1,180 in 2025, $1,171 in 2024 and $1,089 in 2023. The Company does not record vendor allowances for co-operative advertising as a reduction of advertising expense.

Operating, General and Administrative Expenses

OG&A expenses consist primarily of employee-related costs such as wages, healthcare benefit costs, retirement plan costs, utilities, and credit card fees. Shipping and delivery costs associated with the Company's eCommerce offerings originating from retail store locations, including third-party delivery fees, are included in the "OG&A" line item of the Consolidated Statements of Operations. Rent expense, depreciation and amortization expense and interest expense are shown separately in the Consolidated Statement of Operations.

Consolidated Statements of Cash Flows

For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be temporary cash investments.

2. GOODWILL AND INTANGIBLE ASSETS

The following table summarizes the changes in the Company's net goodwill balance through January 31, 2026:

	2025	2024
Balance beginning of year		
Goodwill	$ 5,385	$ 5,737
Accumulated impairment losses	(2,711)	(2,821)
Subtotal	2,674	2,916
Activity during the year		
Held for sale adjustment (see Note 7)	(79)	—
Sale of Kroger Specialty Pharmacy (see Note 17)	—	(242)
Balance end of year		
Goodwill	5,146	5,385
Accumulated impairment losses	(2,551)	(2,711)
Total Goodwill	$ 2,595	$ 2,674

Testing for impairment is performed annually, or on an interim basis upon the occurrence of a triggering event or a change in circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The annual evaluation of goodwill and indefinite-lived intangible assets was performed during the fourth quarter of 2025, 2024, and 2023. The evaluation did not result in impairment in 2025 or 2023. The evaluation resulted in an impairment of indefinite-lived trade name assets in 2024.

The following table summarizes the Company's intangible assets balance through January 31, 2026:

	2025		2024	
	Gross carrying amount	Accumulated amortization[1]	Gross carrying amount	Accumulated amortization[1]
Definite-lived pharmacy prescription files	$ 289	$ (203)	$ 247	$ (183)
Definite-lived customer relationships[2]	—	—	148	(145)
Definite-lived other[2]	67	(55)	106	(92)
Indefinite-lived trade name	611	—	655	—
Indefinite-lived liquor licenses	99	—	98	—
Total	$ 1,066	$ (258)	$ 1,254	$ (420)

(1) Pharmacy prescription files are amortized to merchandise costs, customer relationships are amortized to depreciation and amortization expense and other intangibles are amortized to OG&A expense and depreciation and amortization expense.
(2) The reduction of these definite-lived intangible assets between 2025 and 2024 are primarily the result of the sale of Vitacost.com and the classification of a certain subsidiary as held for sale in 2025.

Based on the results of the Company's impairment assessment in the fourth quarter of 2024, a $30, $24 net of tax, impairment was recognized for indefinite-lived trade names.

Amortization expense associated with intangible assets totaled approximately $30, $30, and $42, during fiscal years 2025, 2024, and 2023, respectively. Future amortization expense associated with the net carrying amount of definite-lived intangible assets for the years subsequent to 2025 is estimated to be approximately:

2026	$ 18
2027	17
2028	17
2029	16
2030	14
Thereafter	16
Total future estimated amortization associated with definite-lived intangible assets	$ 98

3. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of:

	2025	2024
Land	$ 3,624	$ 3,609
Buildings and land improvements	16,754	16,100
Equipment	21,130	21,082
Leasehold improvements	13,747	13,287
Construction-in-progress	2,820	3,162
Leased property under finance leases	1,948	2,832
Total property, plant and equipment	60,023	60,072
Accumulated depreciation and amortization	(35,763)	(34,369)
Property, plant and equipment, net	$ 24,260	$ 25,703

Accumulated depreciation and amortization for leased property under finance leases was $1,038 at January 31, 2026 and $915 at February 1, 2025.

Capitalized implementation costs associated with cloud computing arrangements of $246, net of accumulated amortization of $143, and $270, net of accumulated amortization of $97, are included in "Other assets" in the Company's Consolidated Balance Sheets as of January 31, 2026 and February 1, 2025, respectively. The corresponding cash flows related to these arrangements are included in "Net cash provided by operating activities" in the Company's Consolidated Statements of Cash Flows.

4. TAXES BASED ON INCOME

The provision for taxes based on income consists of:

	2025	2024	2023
Federal			
Current	$ 333	$ 598	$ 707
Deferred	(217)	(62)	(130)
Subtotal federal	116	536	577
State and local			
Current	79	97	114
Deferred	(50)	13	(24)
Subtotal state and local	29	110	90
Foreign			
Current	31	24	—
Total	$ 176	$ 670	$ 667

A reconciliation of the U.S federal statutory tax rate to the Company's effective income tax rate in accordance with the updated requirements of ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," is as follows:

	2025	
	Amount	% of total
U.S. Federal statutory tax rate	$ 252	21.0 %
State and Local income taxes, net of Federal income tax effect[1]	23	1.9 %
Foreign tax effect - Switzerland	31	2.6 %
Tax credits		
Foreign tax credit - Switzerland	(31)	(2.6)%
Work opportunity tax credits	(13)	(1.1)%
Other tax credits	(4)	(0.3)%
Nontaxable or nondeductible items		
Excess tax benefits from share-based payments	(34)	(2.8)%
Other nontaxable or nondeductible items	(9)	(0.8)%
Changes in unrecognized tax benefits	(9)	(0.7)%
Other		
Tax benefit from the sale of Vitacost.com	(30)	(2.5)%
Effective income tax rate	$ 176	14.7 %

(1) State taxes in Oregon and Tennessee made up the majority (greater than 50 percent) of the tax effect in this category for 2025.

As previously disclosed for the tax years 2024 and 2023, prior to the adoption of ASU 2023-09, a reconciliation of the U.S federal statutory tax rate to the effective income tax rate follows:

	2024	2023
U.S. Federal statutory rate	21.0 %	21.0 %
State income taxes, net of federal tax benefit	2.6	2.5
Credits	(0.8)	(1.1)
Resolution of tax audit examinations	(0.2)	—
Excess tax benefits from share-based payments	(0.9)	(0.7)
Non-deductible legal settlements	(0.1)	1.4
Non-deductible executive compensation	0.2	0.3
Tax benefit from sale of Kroger Specialty Pharmacy	(0.9)	—
Other changes, net	(0.9)	0.1
Effective income tax rate	20.0 %	23.5 %

The 2025 tax rate differed from the federal statutory rate due to a tax benefit from share-based payments, recognizing deferred tax assets related to the sale of Vitacost.com and the utilization of tax credits and deductions, partially offset by the effect of state income taxes.

The 2024 tax rate differed from the federal statutory rate due to a tax benefit from recognizing deferred tax assets related to the sale of Kroger Specialty Pharmacy, the benefit from share-based payments and the utilization of tax credits, partially offset by the effect of state income taxes.

The 2023 tax rate differed from the federal statutory rate due to the effect of state income taxes and the nondeductible portion of opioid settlement charges, partially offset by the benefit from share-based payments and the utilization of tax credits.

The tax effects of significant temporary differences that comprise tax balances were as follows:

	2025	2024
Deferred tax assets:		
Compensation related costs	$ 334	$ 338
Lease liabilities	2,015	2,126
Closed store reserves	154	58
Net operating loss, credit and other carryforwards	113	70
Deferred income	60	83
Legal settlements	238	303
Allowance for uncollectible receivables	23	24
Other	126	44
Subtotal	3,063	3,046
Valuation allowance	(72)	(54)
Total deferred tax assets	2,991	2,992
Deferred tax liabilities:		
Depreciation and amortization	(1,894)	(1,895)
Operating lease assets	(1,670)	(2,002)
Insurance related costs	(240)	(229)
Inventory related costs	(270)	(283)
Total deferred tax liabilities	(4,074)	(4,409)
Net deferred tax liabilities	$ (1,083)	$ (1,417)

As of January 31, 2026, deferred tax assets of $11 are included in "Other Assets" in the Company's Consolidated Balance Sheets.

At January 31, 2026, the Company had net operating loss carryforwards for state income tax purposes of $1,655. The majority of these net operating loss carryforwards expire from 2026 through 2045. The utilization of certain of the Company's state net operating loss carryforwards may be limited in a given year. Further, based on the analysis described below, the Company has recorded a valuation allowance against some of the deferred tax assets resulting from its state net operating losses.

At January 31, 2026, the Company had state credit carryforwards of $6 that expire from 2026 through 2039. The utilization of certain of the Company's credits may be limited in a given year. Further, based on the analysis described below, the Company has recorded a valuation allowance against some of the deferred tax assets resulting from its state credits.

At January 31, 2026, the Company had a capital loss carryforward for federal income tax purposes of $165 that expires in 2030. The utilization of certain of the Company's capital loss may be limited in a given year. Further, based on the analysis described below, the Company has recorded a valuation allowance against some of the deferred tax assets resulting from its capital loss.

The Company regularly reviews all deferred tax assets on a tax filer and jurisdictional basis to estimate whether these assets are more likely than not to be realized based on all available evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and the Company's tax methods of accounting. Unless deferred tax assets are more likely than not to be realized, a valuation allowance is established to reduce the carrying value of the deferred tax asset until such time that realization becomes more likely than not. Increases and decreases in these valuation allowances are included in "Income tax expense" in the Consolidated Statements of Operations. As of January 31, 2026, February 1, 2025, and February 3, 2024, the total valuation allowance was $72, $54, and $55, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, including positions affecting only the timing of tax benefits, is as follows:

	2025	2024	2023
Beginning balance	$ 102	$ 90	$ 93
Additions based on tax positions related to the current year	8	11	10
Additions for tax positions of prior years	2	12	3
Reductions for tax positions of prior years	(2)	—	(9)
Settlements	(10)	(4)	(1)
Lapse of statute	(13)	(7)	(6)
Ending balance	$ 87	$ 102	$ 90

As of January 31, 2026, February 1, 2025, and February 3, 2024 the amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $57, $70, and $62 respectively.

To the extent interest and penalties would be assessed by taxing authorities on any underpayment of income tax, such amounts have been accrued and classified as a component of income tax expense. During the years ended February 1, 2025 and February 3, 2024, the Company recognized approximately $4 and $1, respectively, in interest and penalties. During the year ended January 31, 2026, the Company did not recognize any interest and penalties. The Company had accrued approximately $20, $19, and $15 for the payment of interest and penalties as of January 31, 2026, February 1, 2025, and February 3, 2024, respectively.

As of January 31, 2026, the years ended January 29, 2022 and forward remain open for review for federal income tax purposes.

The components of cash paid for income taxes, net of refunds, are as follows:

	2025
Federal	$ 512
State	85
Switzerland	38
Total cash taxes paid, net of refunds	$ 635

Income taxes paid (net of refunds) did not exceed five percent of total income taxes paid (net of refunds) in any jurisdiction other than in Switzerland.

5. DEBT OBLIGATIONS

Long-term debt consists of:

	January 31, 2026	February 1, 2025
1.70% to 8.00% Senior Notes due through 2064	$ 14,864	$ 14,854
Other	1,011	1,055
Total debt, excluding obligations under finance leases	15,875	15,909
Less current portion	(1,366)	(104)
Total long-term debt, excluding obligations under finance leases	$ 14,509	$ 15,805

In 2024, the Company issued $10,500 of senior notes to pay a portion of the cash consideration for its proposed merger with Albertsons and general corporate purposes. The Company repaid certain senior notes of $4,700 that were subject to a special mandatory redemption due to the termination of the merger. See Note 18 for additional information related to these issuances and repayments.

On September 13, 2024, the Company entered into an unsecured revolving credit facility (the "Credit Agreement"), with a termination date of September 13, 2029, unless extended as permitted under the Credit Agreement. The Credit Agreement amended the agreement governing the Company's $2,750 credit facility that would otherwise have terminated on July 6, 2026. Under the Credit Agreement, the aggregate amount of initial commitments under the revolving credit facility is $2,750, which could have been increased by $2,250 to $5,000 upon the closing date of the proposed merger with Albertsons (such additional commitments, the "Albertsons Closing Date Additional Commitments"). Concurrently with the termination of the merger agreement (the "Merger Agreement") with Albertsons on December 11, 2024, the Albertsons Closing Date Additional Commitments were automatically terminated in accordance with the terms of the Credit Agreement. On and after December 11, 2024, the amount of outstanding commitments under the Credit Agreement is $2,750.

Borrowings under the Credit Agreement bear interest, at the Company's option, at either (i) adjusted Term Secured Overnight Financing Rate ("SOFR") plus a market spread, based on the Company's Public Debt Rating or (ii) the base rate, defined as the highest of (a) the Federal Funds Rate plus 0.5%, (b) Wells Fargo's prime rate, and (c) one month Term SOFR plus 1.0%, plus a market rate spread based on the Company's Public Debt Rating. The Company will also pay a Commitment Fee based on its Public Debt Rating and Letter of Credit fees equal to a market rate spread based on the Company's Public Debt Rating. "Public Debt Rating" means, as of any date, the rating that has been most recently announced by either S&P or Moody's, as the case may be, for any class of non-credit enhanced long-term senior unsecured debt issued by the Company.

The Credit Agreement contains a covenant, which, among other things, requires the maintenance of a leverage ratio of not greater than 3.50:1.00. The Company may repay the Credit Agreement in whole or in part at any time without premium or penalty. The Credit Agreement is not guaranteed by the Company's subsidiaries.

Cash paid for interest expense related to long term debt including obligations under finance leases was $832, $554 and $636 for 2025, 2024 and 2023, respectively. Interest income of approximately $199, $311 and $118 for 2025, 2024 and 2023, respectively, is included in "Net interest expense" in the Company's Consolidated Statements of Operations.

See Note 18 for additional information about the Company's unsecured bridge term loan facility, term loan credit agreement and completed senior notes issuance related to the terminated Albertsons merger.

As of January 31, 2026 and February 1, 2025, Other debt consisted primarily of a financial obligation related to a sale transaction for properties that did not qualify for sale-leaseback accounting treatment in 2021.

As of January 31, 2026 and February 1, 2025, the Company had no commercial paper borrowings and no borrowings under the Credit Agreement.

As of January 31, 2026, the Company had outstanding letters of credit in the amount of $29, of which $3 reduces funds available under the Credit Agreement. As of February 1, 2025, the Company had outstanding letters of credit in the amount of $261, of which $1 reduces funds available under the Credit Agreement. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company.

Most of the Company's outstanding publicly issued debt is subject to early redemption at varying times and premiums, at the option of the Company.

The aggregate annual maturities and scheduled payments of long-term debt, as of year-end 2025, and for the years subsequent to 2025 are:

2026	$ 1,366
2027	606
2028	665
2029	557
2030	1,035
Thereafter	11,646
Total debt	$ 15,875

6. DERIVATIVE FINANCIAL INSTRUMENTS

GAAP requires that derivatives be carried at fair value on the balance sheet and provides for hedge accounting when certain conditions are met. The Company's derivative financial instruments are recognized on the balance sheet at fair value. Changes in the fair value of derivative instruments designated as "cash flow" hedges, to the extent the hedges are highly effective, are recorded in other comprehensive income, net of tax effects. Ineffective cash flow hedges, if any, are recognized in current period earnings. Other comprehensive income or loss is reclassified into current period earnings when the hedged transaction affects earnings. Changes in the fair value of derivative instruments designated as "fair value" hedges, along with corresponding changes in the fair values of the hedged assets or liabilities, are recorded in current period earnings. Ineffective fair value hedges, if any, are recognized in current period earnings. Changes in fair value of derivative instruments not designated as hedges are recognized in current period earnings and included in "(Loss) gain on investments" in the Company's Consolidated Statements of Operations.

The Company assesses, both at the inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the fair value or cash flow of the hedged items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company discontinues hedge accounting prospectively.

Interest Rate Risk Management

The Company is exposed to market risk from fluctuations in interest rates. The Company manages its exposure to interest rate fluctuations through the use of a commercial paper program, interest rate swaps (fair value hedges) and forward-starting interest rate swaps (cash flow hedges). The Company's current program relative to interest rate protection contemplates hedging the exposure to changes in the fair value of fixed-rate debt attributable to changes in interest rates. To do this, the Company uses the following guidelines: (i) use average daily outstanding borrowings to determine annual debt amounts subject to interest rate exposure, (ii) limit the average annual amount subject to interest rate reset and the amount of floating rate debt to a combined total amount that represents 25% of the carrying value of the Company's debt portfolio or less, (iii) include no leveraged products, and (iv) hedge without regard to profit motive or sensitivity to current mark-to-market status.

The Company reviews compliance with these guidelines annually with the Finance Committee of the Board of Directors. These guidelines may change as the Company's needs dictate.

Fair Value Interest Rate Swaps

The Company did not have any outstanding interest rate derivatives classified as fair value hedges as of January 31, 2026 or February 1, 2025.

Cash Flow Forward-Starting Interest Rate Swaps

The Company did not have any outstanding forward-starting interest rate swaps as of January 31, 2026 or February 1, 2025.

As of February 3, 2024, the Company had five forward-starting interest rate swap agreements with a maturity date of August 1, 2027 with an aggregate notional amount totaling $5,350. A forward-starting interest rate swap is an agreement that effectively hedges the variability in future benchmark interest payments attributable to changes in interest rates on the forecasted issuance of fixed-rate debt. The Company entered into these forward-starting interest rate swaps to hedge the variability in future benchmark interest payments attributable to changing interest rates on the forecasted issuance of fixed-rate debt that was issued in 2024. A notional amount of $2,350 of these forward-starting interest rate swaps was designated as a cash-flow hedge as defined by GAAP. Accordingly, the changes in fair value of these forward-starting interest rate swaps are recorded to accumulated other comprehensive income and reclassified into net earnings when the hedged transaction affects net earnings. The remainder of the notional amount of $3,000 of the forward-starting interest rate swaps was not designated as a cash-flow hedge. Accordingly, the changes in the fair value of these forward-starting interest rate swaps not designated as cash-flow hedges are recognized through net earnings. In 2023, the Company recognized an unrealized gain of $174 related to these swaps that is included in "(Loss) gain on investments" in the Company's Consolidated Statements of Operations.

In 2024, the Company terminated these five forward-starting interest rate swaps with a maturity date of August 1, 2027 with an aggregate notional amount totaling $5,350. For the notional amount of $2,350 of these forward-starting interest rate swaps that was designated as a cash-flow hedge, the unamortized gain of $48, $36 net of tax, has been deferred in accumulated other comprehensive income and will be amortized to earnings as the interest payments are made. For the remainder of the notional amount of $3,000 of the forward-starting interest rate swaps not designated as a cash-flow hedge, the Company recognized a realized loss of $55 that is included in "(Loss) gain on investments" in the Company's Consolidated Statements of Operations.

In 2024, the Company entered into two 10-year treasury lock agreements with an aggregate notional amount of $2,100 and a weighted-average interest rate of 3.91% and two 30-year treasury lock agreements with an aggregate notional amount of $3,250 and a weighted-average interest rate of 4.11%. These treasury locks were an agreement used to hedge the U.S. Treasury benchmark interest rate associated with future interest payments on the forecasted issuance of fixed-rate debt that was issued in 2024. These treasury locks were designated as cash-flow hedges as defined by GAAP. Accordingly, the changes in fair value of these treasury locks are recorded to accumulated other comprehensive income and reclassified into net earnings when the hedged transaction affects net earnings. In 2024, the Company terminated these treasury lock agreements. The unamortized loss of $56, $43 net of tax, has been deferred in accumulated other comprehensive loss and will be amortized to earnings as the interest payments are made.

The following table summarizes the effect of the Company's derivative instruments designated as cash flow hedges for 2025, 2024, and 2023:

	Year-To-Date						
	Amount of Gain/(Loss) in AOCI on Derivative			Amount of Gain/(Loss) Reclassified from AOCI into Income			Location of Gain/(Loss)
Derivatives in Cash Flow Hedging Relationships	2025	2024	2023	2025	2024	2023	Reclassified into Income
Forward-Starting Interest Rate Swaps, net of tax[1]	$ (26)	$ (34)	$ 60	$ (8)	$ (8)	$ (6)	Net interest expense

(1) The amounts of Gain/(Loss) reclassified from AOCI into income on derivatives include unamortized proceeds and payments from forward-starting interest rate swaps once classified as cash flow hedges that were terminated prior to the end of 2024.

7. FAIR VALUE MEASUREMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of the fair value hierarchy defined in the standards are as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities;

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable;

Level 3 - Unobservable pricing inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing an asset or liability.

For items carried at (or adjusted to) fair value in the consolidated financial statements, the following tables summarize the fair value of these instruments at January 31, 2026 and February 1, 2025:

January 31, 2026 Fair Value Measurements Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Marketable Securities	$ 244	$ —	$ 244
Commodity Contracts	—	1	1
Total	$ 244	$ 1	$ 245

February 1, 2025 Fair Value Measurements Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Marketable Securities	$ 274	$ —	$ 274
Commodity Contracts	—	(1)	(1)
Total	$ 274	$ (1)	$ 273

The Company values interest rate hedges using observable forward yield curves. These forward yield curves are classified as Level 2 inputs.

Fair value measurements of non-financial assets and non-financial liabilities are primarily used in the impairment analysis of goodwill, other intangible assets, long-lived assets and in the valuation of store lease exit costs. The Company reviews goodwill and indefinite-lived intangible assets for impairment annually, during the fourth quarter of each fiscal year, and as circumstances indicate the possibility of impairment. See Note 2 for further discussion related to the Company's carrying value of goodwill. As of January 31, 2026, the Company classified a certain subsidiary as held for sale. This subsidiary is reported at the lower of its carrying value or fair value less cost to sell, which is determined using Level 3 inputs. In 2025, assets held for sale with a carrying amount of $275 were written down to their fair value of $225, resulting in impairment of intangible assets of $50, $34 net of tax. In 2025, long-lived assets with a carrying amount of $212 were written down to their fair value of $75, resulting in an impairment charge of $137, which includes store closure costs of $100, $77 net of tax, related to the planned closing of approximately 60 stores. Additionally, the Company recorded charges of $2,497, $1,908 net of tax, related to our fulfillment network not meeting operational or financial expectations, the planned closing of three automated fulfillment facilities and the cancellation of a planned site (see Note 19 for additional details). In 2024, long-lived assets with a carrying amount of $229 were written down to their fair value of $131, resulting in an impairment charge of $98, which includes $25, $19 net of tax, for property losses. Long-lived assets and store lease exit costs were measured at fair value on a nonrecurring basis using Level 3 inputs as defined in the fair value hierarchy. See Note 1 for further discussion of the Company's policies for impairments of long-lived assets and valuation of store lease exit costs.

Fair Value of Other Financial Instruments

Current and Long-term Debt

The fair value of the Company's long-term debt, including current maturities, was estimated using Level 2 inputs based on the quoted market prices for the same or similar issues adjusted for illiquidity based on available market evidence. If quoted market prices were not available, the fair value was based upon the net present value of the future cash flow using the forward interest rate yield curve in effect at respective year-ends. At January 31, 2026, the fair value of total debt excluding obligations under finance leases was $14,975 compared to a carrying value of $15,875. At February 1, 2025, the fair value of total debt excluding obligations under finance leases was $14,648 compared to a carrying value of $15,909.

Cash and Temporary Cash Investments, Store Deposits In-Transit, Receivables, Prepaid and Other Current Assets, Accounts Payable, Accrued Salaries and Wages and Other Current Liabilities

The carrying amounts of these items approximated fair value due to their short-term nature.

Other Assets

The fair value of certain financial instruments, measured using Level 1 inputs, was $142 and $183 as of January 31, 2026 and February 1, 2025, respectively, and is included in "Other assets" in the Company's Consolidated Balance Sheets. The unrealized loss for these Level 1 investments was approximately $41 and $116 for 2025 and 2024, respectively, and is included in "(Loss) gain on investments" in the Company's Consolidated Statements of Operations.

In 2024, the Company fully exited its position in a Level 1 equity investment, receiving proceeds totaling approximately $303, resulting in a realized gain of $23, which is included in "(Loss) gain on investments" in the Company's Consolidated Statements of Operations.

The Company held other equity investments without a readily determinable fair value. These investments are measured initially at cost and remeasured for observable price changes to fair value through net earnings. The value of these investments was $105 and $96 as of January 31, 2026 and February 1, 2025, respectively, and is included in "Other assets" in the Company's Consolidated Balance Sheets. There were no material observable price changes or impairments for these investments without a readily determinable fair value during 2025 or 2024, and as such, they are excluded from the fair value measurements table above for January 31, 2026 and February 1, 2025.

The following table presents the Company's remaining other assets as of January 31, 2026 and February 1, 2025:

Other Assets	January 31, 2026		February 1, 2025
Equity method and other long-term investments	$	319	$	314
Notes receivable		82		75
Prepaid deposits under certain contractual arrangements[1]		—		201
Implementation costs related to cloud computing arrangements		246		270
Funded asset status of pension plans		43		24
Other		166		130
Total	$	856	$	1,014

(1) The Company recorded impairment and related charges related to the Company's automated fulfillment network (see Note 19 for additional details). Due to this impairment, there are no remaining prepaid deposits under certain contractual arrangements as of January 31, 2026.

8. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table represents the changes in AOCI by component for the years ended January 31, 2026 and February 1, 2025:

	Cash Flow Hedging Activities[1]		Pension and Postretirement Defined Benefit Plans[1]		Total[1]	
Balance at February 3, 2024	$	60	$	(549)	$	(489)
OCI before reclassifications[2]		(103)		(33)		(136)
Amounts reclassified out of AOCI[3]		8		(4)		4
Net current-period OCI		(95)		(37)		(132)
Balance at February 1, 2025	$	(35)	$	(586)	$	(621)
Balance at February 1, 2025	$	(35)	$	(586)	$	(621)
OCI before reclassifications[2]		3		(28)		(25)
Amounts reclassified out of AOCI[3]		8		3		11
Net current-period OCI		11		(25)		(14)
Balance at January 31, 2026	$	(24)	$	(611)	$	(635)

(1) All amounts are net of tax.
(2) Net of tax of $(10) and $(31) for pension and postretirement defined benefit plans and cash flow hedging activities, respectively, as of February 1, 2025. Net of tax of $(8) for pension and postretirement defined benefit as of January 31, 2026.
(3) Net of tax of $(1) and $1 for pension and postretirement defined benefit plans and cash flow hedging activities, respectively, as of February 1, 2025. Net of tax of $1 and $2 for pension and postretirement defined benefit plans and cash flow hedging activities, respectively, as of January 31, 2026.

The following table represents the items reclassified out of AOCI and the related tax effects for the years ended January 31, 2026, February 1, 2025 and February 3, 2024:

	For the year ended January 31, 2026	For the year ended February 1, 2025	For the year ended February 3, 2024
Cash flow hedging activity items:			
Amortization of gains and losses on cash flow hedging activities[1]	$ 10	$ 9	$ 8
Tax expense	(2)	(1)	(2)
Net of tax	8	8	6
Pension and postretirement defined benefit plan items:			
Amortization of amounts included in net periodic pension cost[2]	4	(5)	(14)
Tax expense	(1)	1	3
Net of tax	3	(4)	(11)
Total reclassifications, net of tax	$ 11	$ 4	$ (5)

(1) Reclassified from AOCI into interest expense.
(2) Reclassified from AOCI into non-service component of company-sponsored pension plan costs. These components are included in the computation of net periodic pension expense.

9. LEASES AND LEASE-FINANCED TRANSACTIONS

The Company leases certain store real estate, warehouses, distribution centers, fulfillment centers, office space and equipment. The Company operates in leased facilities in approximately half of its store locations, with lease terms that generally range from 10 to 20 years, and options to renew for varying terms at the Company's sole discretion. Certain leases also include options to purchase the leased property. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Certain leases include escalation clauses and/or payment of executory costs such as property taxes, utilities or insurance and maintenance. Rent expense for leases with escalation clauses or other lease concessions are accounted for on a straight-line basis over the lease term. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. Certain properties or portions thereof are subleased to others for periods generally ranging from one to 20 years.

The following table provides supplemental balance sheet classification information related to leases:

	Classification		January 31, 2026		February 1, 2025
Assets					
Operating	Operating lease assets	$	6,682	$	6,839
Finance	Property, plant and equipment, net[1][2]		910		1,917
Total leased assets		$	7,592	$	8,756
Liabilities					
Current					
Operating	Current portion of operating lease liabilities	$	665	$	599
Finance	Current portion of long-term debt including obligations under finance leases[3]		436		168
Noncurrent					
Operating	Noncurrent operating lease liabilities		6,461		6,578
Finance	Long-term debt including obligations under finance leases[3]		1,255		1,828
Total lease liabilities		$	8,817	$	9,173

(1) Finance lease assets are recorded net of accumulated amortization of $1,038 and $915 as of January 31, 2026 and February 1, 2025, respectively.
(2) In 2025, the Company recorded impairment and related charges related to the Company's automated fulfillment network (see Note 19 for additional details). Due to this impairment, the Company did not have any net finance lease assets as of January 31, 2026 related to the automated fulfillment network.
(3) The total finance lease liabilities decreased primarily due to the cash termination payment to Ocado of approximately $350 for the closure and cancellation of certain fulfillment centers (see Note 19 for additional details).

The following table provides the components of lease cost:

Lease Cost	Classification		Year-To-Date January 31, 2026		Year-To-Date February 1, 2025
Operating lease cost[1]	Rent Expense	$	980	$	988
Sublease and other rental income	Rent Expense		(108)		(111)
Finance lease cost					
Amortization of leased assets	Depreciation and Amortization		190		203
Interest on lease liabilities	Interest Expense		89		84
Net lease cost		$	1,151	$	1,164

(1) Includes short-term leases and variable lease costs, which are immaterial.

Maturities of operating and finance lease liabilities are listed below. Amounts in the table include options to extend lease terms that are reasonably certain of being exercised.

	Operating Leases		Finance Leases		Total	
2026	$	962	$	482	$	1,444
2027		914		165		1,079
2028		852		165		1,017
2029		792		157		949
2030		742		149		891
Thereafter		5,859		1,080		6,939
Total lease payments		10,121		2,198	$	12,319
Less amount representing interest		2,995		507		
Present value of lease liabilities[1]	$	7,126	$	1,691		

(1) Includes the current portion of $665 for operating leases and $436 for finance leases.

Total future minimum rentals under non-cancellable subleases at January 31, 2026 were $226.

The following table provides the weighted-average lease term and discount rate for operating and finance leases:

	January 31, 2026	February 1, 2025
Weighted-average remaining lease term (years)		
Operating leases	13.7	13.7
Finance leases	11.8	11.5
Weighted-average discount rate		
Operating leases	4.8 %	4.6 %
Finance leases	4.0 %	4.7 %

The following table provides supplemental cash flow information related to leases:

	Year-To-Date January 31, 2026		Year-To-Date February 1, 2025	
Cash paid for amounts included in the measurement of lease liabilities				
Operating cash flows from operating leases	$	855	$	916
Operating cash flows from finance leases	$	89	$	84
Financing cash flows from finance leases[1]	$	415	$	168
Leased assets obtained in exchange for new operating lease liabilities	$	537	$	786
Leased assets obtained in exchange for new finance lease liabilities	$	197	$	157
Net gain recognized from sale and leaseback transactions[2]	$	—	$	39
Impairment of operating lease assets	$	52	$	13
Impairment of finance lease assets[3]	$	954	$	—

(1) In 2025, financing cash flows from finance leases includes cash termination payment of $246 made to Ocado for the closure and cancellation of certain fulfillment centers.
(2) In 2025, the Company entered into sale leaseback transactions related to two properties, which resulted in total proceeds of $30. In 2024, the Company entered into sale leaseback transactions related to five properties, which resulted in total proceeds of $52.
(3) In 2025, impairment of finance lease assets includes $948 related to the Company's automated fulfillment network (see Note 19 for additional details).

On May 17, 2018, the Company entered into a Partnership Framework Agreement with Ocado International Holdings Limited and Ocado Group plc ("Ocado"), which has since been amended and restated. In accordance with GAAP, the Company determined the arrangement with Ocado contains a lease of the robotic equipment used to fulfill customer orders. The Company elected to combine the lease and non-lease elements in the contract. As a result, the Company will account for all payments to Ocado as lease payments. During the second quarter of 2025, Ocado drew down the entire remaining $152 from its letter of credit under the Amended and Restated Partnership Framework Agreement. The Company recorded finance lease assets of $23 for the portion of the payment allocated to commenced leases. The remaining payment amount was treated as prepaid rent and was recorded in "Other assets" in the Company's Consolidated Balance Sheet and in "Other" within "Cash Flows from Investing Activities" in the Company's Consolidated Statement of Cash Flows. As of February 1, 2025, the Company had $926 of net finance lease assets included within "Property, plant and equipment, net" in the Company's Consolidated Balance Sheets related to the Company's agreement with Ocado. In 2025, the Company recorded impairment and related charges related to the Company's automated fulfillment network (see Note 19 for additional details). Due to this impairment, the Company did not have any net finance lease assets as of January 31, 2026. As of January 31, 2026 and February 1, 2025, the Company had $342 and $104, respectively, of current finance lease liabilities recorded within "Current portion of long-term debt including obligations under finance leases" and $243 and $781, respectively, of non-current finance lease liabilities recorded within "Long-term debt including obligations under finance leases" in the Company's Consolidated Balance Sheets. The total finance lease liabilities decreased primarily due to the cash termination payment to Ocado of approximately $350 for the closure and cancellation of certain fulfillment centers. The $350 payment was recorded as "Payments on long-term debt including obligations under finance leases" within "Cash Flows from Financing Activities" and "Other" within "Cash Flows from Operating Activities" in the Company's Consolidated Statement of Cash Flows for $246 and $104, respectively.

10. EARNINGS PER COMMON SHARE

Net earnings attributable to The Kroger Co. per basic common share equals net earnings attributable to The Kroger Co. less income allocated to participating securities divided by the weighted average number of common shares outstanding. Net earnings attributable to The Kroger Co. per diluted common share equals net earnings attributable to The Kroger Co. less income allocated to participating securities divided by the weighted average number of common shares outstanding, after giving effect to dilutive stock options. The following table provides a reconciliation of net earnings attributable to The Kroger Co. and shares used in calculating net earnings attributable to The Kroger Co. per basic common share to those used in calculating net earnings attributable to The Kroger Co. per diluted common share:

(in millions, except per share amounts)	For the year ended January 31, 2026			For the year ended February 1, 2025			For the year ended February 3, 2024		
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount	Earnings (Numerator)	Shares (Denominator)	Per Share Amount	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Net earnings attributable to The Kroger Co. per basic common share	$ 1,009	652	$ 1.55	$ 2,645	715	$ 3.70	$ 2,146	718	$ 2.99
Dilutive effect of stock options		3			5			7	
Net earnings attributable to The Kroger Co. per diluted common share	$ 1,009	655	$ 1.54	$ 2,645	720	$ 3.67	$ 2,146	725	$ 2.96

The Company had combined undistributed and distributed earnings to participating securities totaling $7, $20 and $18 in 2025, 2024 and 2023, respectively.

The Company had stock options outstanding for approximately 1.3 million, 2.9 million and 2.8 million shares, respectively, for the years ended January 31, 2026, February 1, 2025 and February 3, 2024, which were excluded from the computations of net earnings per diluted common share because their inclusion would have had an anti-dilutive effect on net earnings per diluted share.

11. STOCK-BASED COMPENSATION

The Company recognizes compensation expense for all share-based payments granted. The Company recognizes share-based compensation expense, net of an estimated forfeiture rate, over the requisite service period of the award based on the fair value at the date of the grant.

The Company grants stock options to employees under various plans at an option price equal to the fair market value of the underlying shares on the grant date of the award. The Company accounts for stock options under the fair value recognition provisions. Stock options typically expire 10 years from the date of grant. Stock options vest between one and four years from the date of grant.

In addition to the stock options described above, the Company awards restricted stock to employees and incentive shares to nonemployee directors under various plans. The restrictions on the restricted share awards generally lapse between one and four years from the date of the awards. The Company determines the fair value for restricted stock awards in an amount equal to the fair market value of the underlying shares on the grant date of the award.

At January 31, 2026, approximately 23 million common shares were available for future options or restricted stock grants under the 2019 Amended and Restated Long-Term Incentive Plan. Stock options granted reduce the shares available under the Plans at a ratio of one to one. Restricted stock grants reduce the shares available under the Plans at a ratio of 2.83 to one.

Equity awards granted are based on the aggregate value of the award on the grant date. This can affect the number of shares granted in a given year as equity awards. Excess tax benefits related to equity awards are recognized in the provision for income taxes. Equity awards may be approved at one of four meetings of its Board of Directors occurring shortly after the Company's release of quarterly earnings. The 2025 primary grants were made in conjunction with the March and June meetings of the Company's Board of Directors.

All awards become immediately exercisable upon certain changes of control of the Company.

Stock Options

Changes in stock options outstanding under the stock option plans are summarized below:

	Shares subject to option (in millions)		Weighted-average exercise price
Outstanding, year-end 2022	16.6	$	30.81
Granted	1.3	$	47.23
Exercised	(2.4)	$	24.04
Canceled or Forfeited	(0.1)	$	39.54
Outstanding, year-end 2023	15.4	$	33.11
Granted	1.2	$	55.50
Exercised	(4.6)	$	29.75
Canceled or Forfeited	(0.4)	$	45.79
Outstanding, year-end 2024	11.6	$	36.25
Granted	0.8	$	66.34
Exercised	(5.7)	$	31.69
Canceled or Forfeited	(0.7)	$	52.54
Outstanding, year-end 2025	6.0	$	43.03

A summary of stock options outstanding, exercisable and expected to vest at January 31, 2026 follows:

	Number of shares (in millions)	Weighted-average remaining contractual life (in years)	Weighted-average exercise price		Aggregate intrinsic value (in millions)	
Stock options Outstanding	6.0	5.21	$	43.03	$	122
Stock options Exercisable	4.0	3.83	$	35.71	$	110
Stock options Expected to Vest	1.9	7.98	$	57.73	$	12

Restricted stock

Changes in restricted stock outstanding under the restricted stock plans are summarized below:

	Restricted shares outstanding (in millions)	Weighted-average grant-date fair value	
Outstanding, year-end 2022	5.8	$	41.76
Granted	3.5	$	47.06
Lapsed	(3.1)	$	40.37
Canceled or Forfeited	(0.3)	$	45.32
Outstanding, year-end 2023	5.9	$	45.49
Granted	3.2	$	53.29
Lapsed	(3.2)	$	44.22
Canceled or Forfeited	(0.5)	$	48.76
Outstanding, year-end 2024	5.4	$	50.58
Granted	2.4	$	69.46
Lapsed	(2.9)	$	50.05
Canceled or Forfeited	(0.8)	$	55.39
Outstanding, year-end 2025	4.1	$	61.36

The weighted-average grant date fair value of stock options granted during 2025, 2024 and 2023 was $20.28, $17.05 and $15.17, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model, based on the assumptions shown in the table below. The Black-Scholes model utilizes accounting judgment and financial estimates, including the term option holders are expected to retain their stock options before exercising them, the volatility of the Company's share price over that expected term, the dividend yield over the term and the number of awards expected to be forfeited before they vest. Using alternative assumptions in the calculation of fair value would produce fair values for stock option grants that could be different than those used to record stock-based compensation expense in the Consolidated Statements of Operations. The increase in the fair value of the stock options granted during 2025, compared to 2024, resulted primarily from the increase in the Company's share price and the decrease of the expected dividend yield. The increase in the fair value of the stock options granted during 2024, compared to 2023, resulted primarily from the increase in the Company's share price, partially offset by the increase in the expected dividend yield.

The following table reflects the weighted-average assumptions used for grants awarded to option holders:

	2025	2024	2023
Weighted average expected volatility	28.91 %	30.63 %	31.14 %
Weighted average risk-free interest rate	4.21 %	4.20 %	4.09 %
Expected dividend yield	2.09 %	2.31 %	2.11 %
Expected term (based on historical results)	7.1 years	7.1 years	7.1 years

The weighted-average risk-free interest rate was based on the yield of a treasury note as of the grant date, continuously compounded, which matures at a date that approximates the expected term of the stock options. The dividend yield was based on the Company's history and expectation of dividend payouts. Expected volatility was determined based upon historical stock volatilities; however, implied volatility was also considered. Expected term was determined based upon historical exercise and cancellation experience.

Total stock compensation recognized in 2025, 2024 and 2023 was $157, $175 and $172, respectively. Stock option compensation recognized in 2025, 2024 and 2023 was $8, $15 and $17, respectively. Restricted shares compensation recognized in 2025, 2024 and 2023 was $149, $160 and $155, respectively.

The total intrinsic value of stock options exercised was $207, $117 and $55 in 2025, 2024 and 2023, respectively. The total amount of cash received by the Company was $182, $127 and $50 in 2025, 2024 and 2023, respectively, from the exercise of stock options granted under share-based payment arrangements. As of January 31, 2026, there was $201 of total unrecognized compensation expense remaining related to non-vested share-based compensation arrangements granted under the Plans. This cost is expected to be recognized over a weighted-average period of approximately two years. The total fair value of stock options that vested was $14, $16 and $16 in 2025, 2024 and 2023, respectively.

Shares issued as a result of stock option exercises may be newly issued shares or reissued treasury shares. Proceeds received from the exercise of stock options, and the related tax benefit, may be utilized to repurchase the Company's common shares under a stock repurchase program adopted by the Company's Board of Directors. During 2025, the Company repurchased approximately three million common shares in such a manner.

12. COMMITMENTS AND CONTINGENCIES

The Company continuously evaluates contingencies based upon the best available evidence.

The Company believes that allowances for loss have been provided to the extent necessary and that its assessment of contingencies is reasonable. To the extent that resolution of contingencies results in amounts that vary from the Company's estimates, future earnings will be charged or credited.

The principal contingencies are described below:

Insurance — The Company's workers' compensation risks are self-insured in most states. In addition, other workers' compensation risks and certain levels of insured general liability risks are based on retrospective premium plans, deductible plans and self-insured retention plans. The liability for workers' compensation risks is accounted for on a present value basis. Actual claim settlements and expenses incident thereto may differ from the provisions for loss. Property risks have been underwritten by a subsidiary and are all reinsured with unrelated insurance companies. Operating divisions and subsidiaries have paid premiums, and the insurance subsidiary has provided loss allowances, based upon actuarially determined estimates.

Litigation — Various claims and lawsuits arising in the normal course of business, including personal injury, contract disputes, employment discrimination, wage and hour and other regulatory claims are pending against the Company. Some of these suits purport or have been determined to be class actions and/or seek substantial damages. Although it is not possible at this time to evaluate the merits of all of these claims and lawsuits, nor their likelihood of success, the Company is of the belief that any resulting liability will not have a material effect on the Company's financial position, results of operations, or cash flows.

The Company continually evaluates its exposure to loss contingencies arising from pending or threatened litigation and believes it has made provisions where it is reasonably possible to estimate and when an adverse outcome is probable. Nonetheless, assessing and predicting the outcomes of these matters involves substantial uncertainties. Management currently believes that the aggregate range of loss for the Company's exposure is not material to the Company. It remains possible that despite management's current belief, material differences in actual outcomes or changes in management's evaluation or predictions could arise that could have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

Opioids

The Company is one of dozens of companies that have been named in various lawsuits alleging that defendants contributed to create a public nuisance through the distribution and dispensing of opioids.

On September 8, 2023, the Company announced that it reached an agreement in principle with plaintiffs to settle the majority of opioid claims that have been or could be brought against Kroger by states in which it operates, subdivisions, and Native American tribes. Along with the execution of certain non-monetary conditions, the Company agreed to pay up to $1,200 to states and subdivisions and $36 to Native American tribes in funding for abatement efforts, and approximately $177 to cover attorneys' fees and costs. The exact payment amount will depend on several factors, including the extent to which states take action to foreclose opioid lawsuits by political subdivisions (e.g., by passing laws barring or limiting opioid lawsuits by political subdivisions), and the extent to which additional political subdivisions in participating states file additional opioid lawsuits against the Company. The settlement provides for the full resolution of all claims on behalf of participating states, subdivisions and Native American tribes and is not an admission of any wrongdoing or liability. Certain opioid-related cases against the Company will remain pending in the multidistrict litigation and in various state courts, including those brought by non-participating states and subdivisions and private parties such as hospitals and third-party payors. The Company continues to defend these cases.

As a result, the Company concluded that the agreement in principle for the settlement of opioid claims was probable, and for which the related loss was reasonably estimable. Accordingly, in 2023, the Company recognized opioid settlement charges of $1,413, $1,113 net of tax, relating to the nationwide opioid settlement framework. This charge was included in "Operating, general and administrative" in the Company's Consolidated Statement of Operations.

The agreement described above includes payments of approximately $1,236 and $177, in equal installments over 11 years and 6 years, respectively. In 2024, the Company made its first annual payment for $138 into an escrow account, which was recorded in "Prepaid and other current assets" in the Company's Consolidated Balance Sheets. This escrow payment was recorded in "Prepaid and other current assets" within "Changes in operating assets and liabilities" in the Company's Consolidated Statement of Cash Flows. This payment was subsequently released from escrow on February 20, 2025.

In 2024, certain states and subdivisions confirmed their participation or lack of participation in the agreement described above, which resulted in immaterial changes to the settlement amount and timing of payments. On October 31, 2024, the Company determined that there is sufficient participation in the settlement by states and subdivisions and elected to proceed with the settlement. The settlement with states and subdivisions became effective on December 30, 2024, and the settlement with Native American tribes became effective on September 26, 2025. The Company also entered into and finalized separate agreements with certain states and their subdivisions in 2024 and 2025 that resulted in immaterial changes to the settlement amount and timing of payments.

In 2023, the Company recorded a charge of $62 relating to a settlement of opioid litigation claims with the State of West Virginia. The agreed upon settlement framework resolves all opioid lawsuits and claims by the West Virginia Attorney General.

The Company made payments of $167 for the year ended January 31, 2026. These payments were recorded in "Other" within "Changes in operating assets and liabilities" in the Company's Consolidated Statement of Cash Flows. As of January 31, 2026, the Company recorded $132 and $981 of the estimated settlement liability in "Other current liabilities" and "Other long-term liabilities," respectively, in the Company's Consolidated Balance Sheets related to these opioid settlements. As of February 1, 2025, the Company recorded $279 and $1,139 of the estimated settlement liability in "Other current liabilities" and "Other long-term liabilities," respectively, in the Company's Consolidated Balance Sheets related to these opioid settlements.

The foregoing settlements are not admissions of wrongdoing or liability by the Company and the Company will continue to vigorously defend against any other claims and lawsuits relating to opioids that the settlements do not resolve, including private plaintiff litigation. The Company continues to believe it has strong legal defenses and appellate arguments in those cases.

Because of the many uncertainties associated with any settlement arrangement or other resolution of opioid-related litigation matters, and because the Company continues to actively defend ongoing litigation for which it believes it has defenses and assertions that have merit, the Company is not able to reasonably estimate the range of ultimate possible loss for all opioid-related litigation matters at this time.

Assignments — The Company is contingently liable for leases that have been assigned to various third parties in connection with facility closings and dispositions. The Company could be required to satisfy the obligations under the leases if any of the assignees are unable to fulfill its lease obligations. Due to the wide distribution of the Company's assignments among third parties, and various other remedies available, the Company believes the likelihood that it will be required to assume a material amount of these obligations is remote.

13. STOCK

Preferred Shares

The Company has authorized five million shares of voting cumulative preferred shares; two million shares were available for issuance at January 31, 2026. The shares have a par value of $100 per share and are issuable in series.

Common Shares

The Company has authorized two billion common shares, $1 par value per share.

Common Stock Repurchase Program

On December 23, 2025, the Company announced a $2,000 share repurchase program to reacquire shares via open market purchase or privately negotiated transactions, including accelerated stock repurchase ("ASR") transactions, block trades, or pursuant to trades intending to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "December 2025 Repurchase Program").

On December 11, 2024, the Company announced a $7,500 share repurchase program to reacquire shares via open market purchase or privately negotiated transactions, including ASR transactions, block trades, or pursuant to trades intending to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "December 2024 Repurchase Program").

On December 6, 1999, the Company announced a program to repurchase common shares to reduce dilution resulting from our employee stock option and long-term incentive plans, under which repurchases are limited to proceeds received from exercises of stock options and the tax benefits associated therewith ("1999 Repurchase Program"). The 1999 Repurchase Program is solely funded by proceeds from stock option exercises, and the tax benefit from these exercises.

On December 19, 2024, the Company entered into an ASR agreement with two financial institutions to reacquire, in aggregate, $5,000 in shares of Kroger common stock. During 2024, the Company funded $5,000 and received a $4,000 initial delivery of approximately 65.6 million shares of Kroger common stock at an average price of $61.54 per share, which includes excise tax on the shares repurchased. Final settlement under the ASR agreement occurred during the third quarter of 2025. In total, the Company invested $5,000 to repurchase 75.6 million shares of Kroger common stock at an average price of $66.68 per share, which includes excise tax on the shares repurchased. The ASR agreement was completed under the December 2024 Repurchase Program.

During 2025, the Company invested $2,723 to repurchase 41.8 million shares of Kroger common stock at an average price of $65.21 per share, which includes excise tax on the shares repurchased. These shares were reacquired under the December 2024 Repurchase Program and the 1999 Repurchase Program. In addition, the final delivery under the ASR agreement occurred during the third quarter of 2025, which included the settlement of 10.0 million shares of Kroger common stock. During 2024, the Company invested $4,194 to repurchase 68.4 million shares of Kroger common stock at an average price of $61.31 per share, which includes excise tax on the shares repurchased. These shares were reacquired under the December 2024 Repurchase Program and the 1999 Repurchase Program. During 2023, the Company invested $62 to repurchase 1.3 million shares of Kroger common stock at an average price of $46.98 per share. These shares were reacquired under the 1999 Repurchase Program.

Amounts available under the 1999 Repurchase Program are dependent upon option exercise activity. The December 2025 Repurchase Program, the December 2024 Repurchase Program, and the 1999 Repurchase Program do not have any expiration dates, but may be suspended or terminated by our Board of Directors at any time.

14. COMPANY- SPONSORED BENEFIT PLANS

The Company administers non-contributory defined benefit retirement plans for some non-union employees and union-represented employees as determined by the terms and conditions of collective bargaining agreements. These include several qualified pension plans (the "Qualified Plans") and non-qualified pension plans (the "Non-Qualified Plans"). The Non-Qualified Plans pay benefits to any employee that earns in excess of the maximum allowed for the Qualified Plans by Section 415 of the Internal Revenue Code. The Company only funds obligations under the Qualified Plans. Funding for the company-sponsored pension plans is based on a review of the specific requirements and on evaluation of the assets and liabilities of each plan.

In addition to providing pension benefits, the Company provides certain health care benefits for retired employees. Based on an employee's age, years of service and position with the Company, the employee may be eligible for retiree health care benefits. Funding of retiree health care benefits occurs as claims or premiums are paid.

The Company recognizes the funded status of its retirement plans on the Consolidated Balance Sheets. Actuarial gains or losses and prior service credits that have not yet been recognized as part of net periodic benefit cost are required to be recorded as a component of AOCI. The Company has elected to measure defined benefit plan assets and obligations as of January 31, which is the month-end that is closest to its fiscal year-ends.

Amounts recognized in AOCI as of January 31, 2026 and February 1, 2025 consist of the following (pre-tax):

	Pension Benefits		Other Benefits		Total	
	2025	2024	2025	2024	2025	2024
Net actuarial loss (gain)	$ 846	$ 850	$ (45)	$ (79)	$ 801	$ 771
Prior service credit	—	—	(8)	(10)	(8)	(10)
Total	$ 846	$ 850	$ (53)	$ (89)	$ 793	$ 761

Other changes recognized in other comprehensive income (loss) in 2025, 2024 and 2023 were as follows (pre-tax):

	Pension Benefits			Other Benefits			Total		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Incurred net actuarial loss	$ 11	$ 42	$ 42	$ 25	$ —	$ 4	$ 36	$ 42	$ 46
Amortization of prior service credit	—	—	—	4	4	11	4	4	11
Amortization of net actuarial (loss) gain	(15)	(9)	(10)	7	10	13	(8)	1	3
Total recognized in other comprehensive income	$ (4)	$ 33	$ 32	$ 36	$ 14	$ 28	$ 32	$ 47	$ 60
Total recognized in net periodic benefit cost and other comprehensive income	$ 14	$ 32	$ 36	$ 40	$ 13	$ 15	$ 54	$ 45	$ 51

Information with respect to change in benefit obligation, change in plan assets, the funded status of the plans recorded in the Consolidated Balance Sheets, net amounts recognized at the end of fiscal years, weighted-average assumptions and components of net periodic benefit cost follow:

| | Pension Benefits | | | | Other Benefits | |
| | Qualified Plans | | Non-Qualified Plans | | | |
	2025	2024	2025	2024	2025	2024
Change in benefit obligation:						
Benefit obligation at beginning of fiscal year	$ 2,250	$ 2,368	$ 241	$ 256	$ 167	$ 168
Service cost	7	6	—	—	5	4
Interest cost	121	119	13	13	9	9
Plan participants' contributions	3	3	—	—	9	9
Actuarial loss (gain)	51	(62)	4	(5)	27	2
Plan settlements	(12)	—	—	(2)	—	—
Benefits paid	(170)	(175)	(21)	(21)	(23)	(23)
Other	(6)	(9)	—	—	(2)	(2)
Benefit obligation at end of fiscal year	$ 2,244	$ 2,250	$ 237	$ 241	$ 192	$ 167
Change in plan assets:						
Fair value of plan assets at beginning of fiscal year	$ 2,259	$ 2,399	$ —	$ —	$ —	$ —
Actual return on plan assets	182	37	—	—	—	—
Employer contributions	—	—	21	23	14	14
Plan participants' contributions	3	3	—	—	9	9
Plan settlements	(12)	—	—	(2)	—	—
Benefits paid	(170)	(175)	(21)	(21)	(23)	(23)
Other	(6)	(5)	—	—	—	—
Fair value of plan assets at end of fiscal year	$ 2,256	$ 2,259	$ —	$ —	$ —	$ —
Funded (unfunded) status and net asset and liability recognized at end of fiscal year	$ 12	$ 9	$ (237)	$ (241)	$ (192)	$ (167)

As of January 31, 2026, other assets and other current liabilities include $42 and $38, respectively, of the net asset and liability recognized for the above benefit plans. As of February 1, 2025, other assets and other current liabilities include $24 and $36, respectively, of the net asset and liability recognized for the above benefit plans. Pension plan assets do not include common shares of The Kroger Co.

The following table outlines the weighted average assumptions associated with pension and other benefit costs for 2025, 2024 and 2023:

| | Pension Benefits | | | Other Benefits | | |
Weighted average assumptions	2025	2024	2023	2025	2024	2023
Discount rate — Benefit obligation	5.38 %	5.60 %	5.27 %	5.22 %	5.54 %	5.21 %
Discount rate — Net periodic benefit cost	5.60 %	5.27 %	4.90 %	5.54 %	5.21 %	4.86 %
Expected long-term rate of return on plan assets	5.50 %	5.50 %	5.50 %			
Rate of compensation increase — Net periodic benefit cost[1]	— %	2.52 %	2.57 %			
Rate of compensation increase — Benefit obligation[2]	— %	— %	2.52 %			
Cash Balance plan interest crediting rate	3.80 %	3.30 %	3.30 %			

(1) The Rate of compensation increase – Net periodic benefit cost is not applicable in 2025 due to negotiated plan freezes related to certain union benefits that were accruing in 2024.

(2) The Rate of compensation increase – Benefit obligation assumption is not applicable for 2025 and 2024 due to negotiated plan freezes related to certain union benefits that were accruing in 2024.

The Company's discount rate assumptions were intended to reflect the rates at which the pension benefits could be effectively settled. They take into account the timing and amount of benefits that would be available under the plans. The Company's policy is to match the plan's cash flows to that of a hypothetical bond portfolio whose cash flow from coupons and maturities match the plan's projected benefit cash flows. The discount rates are the single rates that produce the same present value of cash flows. The selection of the 5.38% and 5.22% discount rates as of year-end 2025 for pension and other benefits, respectively, represents the hypothetical bond portfolio using bonds with an AA or better rating constructed with the assistance of an outside consultant.

The Company's assumed pension plan investment return rate was 5.50% in 2025, 2024, and 2023. The value of all investments in the company-sponsored defined benefit pension plans during the calendar year ended December 31, 2025, net of investment management fees and expenses, increased 9.0%, and for fiscal year 2025, investments increased 8.4%. Historically, the Company's pension plans' average rate of return was 5.0% for the 10 calendar years ended December 31, 2025, net of all investment management fees and expenses. For the past 20 years, the Company's pension plans' average annual rate of return has been 5.7%. To determine the expected rate of return on pension plan assets held by the Company, the Company considers current and forecasted plan asset allocations as well as historical and forecasted rates of return on various asset categories.

The Company calculates its expected return on plan assets by using the market-related value of plan assets. The market-related value of plan assets is determined by adjusting the actual fair value of plan assets for gains or losses on plan assets. Gains or losses represent the difference between actual and expected returns on plan investments for each plan year. Gains or losses on plan assets are recognized evenly over a five-year period. Using a different method to calculate the market-related value of plan assets would provide a different expected return on plan assets.

The pension benefit unfunded status decreased in 2025, compared to 2024, primarily due to the qualified plans' actual return on plan assets being greater than the expected rate of return on plan assets, partially offset by a decrease in discount rates, which increased the benefit obligation. The Company's Qualified Plans were fully funded as of January 31, 2026 and February 1, 2025.

The following table provides the components of the Company's net periodic benefit costs for 2025, 2024 and 2023:

| | Pension Benefits | | | | | | Other Benefits | | |
| | Qualified Plans | | | Non-Qualified Plans | | | | | |
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Components of net periodic benefit cost:									
Service cost	$ 7	$ 6	$ 17	$ —	$ —	$ —	$ 5	$ 4	$ 4
Interest cost	121	119	116	13	13	13	9	9	8
Expected return on plan assets	(138)	(148)	(150)	—	—	—	—	—	—
Amortization of:									
Prior service credit	—	—	—	—	—	—	(4)	(4)	(11)
Actuarial loss (gain)	10	7	5	2	2	4	(7)	(10)	(13)
Settlement loss recognized	3	—	1	—	—	—	—	—	—
Other	—	—	—	—	—	(2)	1	—	(1)
Net periodic benefit cost	$ 3	$ (16)	$ (11)	$ 15	$ 15	$ 15	$ 4	$ (1)	$ (13)

The following table provides the projected benefit obligation ("PBO") and the fair value of plan assets for those company-sponsored pension plans with projected benefit obligations in excess of plan assets:

| | Qualified Plans | | Non-Qualified Plans | |
	2025	2024	2025	2024
PBO at end of fiscal year	$ 202	$ 196	$ 236	$ 240
Fair value of plan assets at end of year	$ 171	$ 180	$ —	$ —

The following table provides the accumulated benefit obligation ("ABO") and the fair value of plan assets for those company-sponsored pension plans with accumulated benefit obligations in excess of plan assets:

	Qualified Plans		Non-Qualified Plans	
	2025	2024	2025	2024
ABO at end of fiscal year	$ 202	$ 196	$ 236	$ 240
Fair value of plan assets at end of year	$ 171	$ 180	$ —	$ —

The following table provides information about the Company's estimated future benefit payments:

	Pension Benefits	Other Benefits
2026	$ 232	$ 14
2027	$ 212	$ 16
2028	$ 211	$ 17
2029	$ 209	$ 18
2030	$ 205	$ 18
2031 —2035	$ 950	$ 95

The following table provides information about the target and actual pension plan asset allocations as of January 31, 2026:

	Target allocations	Actual Allocations	
	2025	2025	2024
Pension plan asset allocation			
Global equity securities	5.0 %	6.4 %	6.5 %
Investment grade debt securities	79.5	81.5	79.1
High yield debt securities	3.0	3.7	3.5
Private equity	8.0	5.8	7.5
Hedge funds	3.0	1.6	2.0
Real estate	1.5	1.0	1.4
Total	100.0 %	100.0 %	100.0 %

Investment objectives, policies and strategies are set by the Retirement Benefit Plan Management Committee (the "Committee"). The primary objectives include holding and investing the assets and distributing benefits to participants and beneficiaries of the pension plans. Investment objectives have been established based on a comprehensive review of the capital markets and each underlying plan's current and projected financial requirements. The time horizon of the investment objectives is long-term in nature and plan assets are managed on a going-concern basis.

Investment objectives and guidelines specifically applicable to each manager of assets are established and reviewed annually. Derivative instruments may be used for specified purposes, including rebalancing exposures to certain asset classes. Any use of derivative instruments for a purpose or in a manner not specifically authorized is prohibited, unless approved in advance by the Committee.

The target allocations shown for 2025 were established at the beginning of 2025 based on the Company's liability-driven investment ("LDI") strategy. An LDI strategy focuses on maintaining a close to fully-funded status over the long-term with minimal funded status risk. This is achieved by investing more of the plan assets in fixed income instruments to more closely match the duration of the plan liability.

The Company did not make any significant contributions to its company-sponsored pension plans in 2025, and the Company is not required to make any significant contributions to these plans in 2026. If the Company does make any contributions in 2026, the Company expects these contributions will decrease its required contributions in future years. Among other things, investment performance of plan assets, the interest rates required to be used to calculate the pension obligations and future changes in legislation will determine the amounts of any contributions. The Company expects 2026 net periodic benefit costs for company-sponsored pension plans to be approximately $34.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The Company used a 7.40% initial health care cost trend rate, which is assumed to decrease on a linear basis to a 4.00% ultimate health care cost trend rate in 2049, to determine its expense.

The following tables, set forth by level within the fair value hierarchy, present the Qualified Plans' assets at fair value as of January 31, 2026 and February 1, 2025:

Assets at Fair Value as of January 31, 2026

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets Measured at NAV	Total
Cash and cash equivalents	$ 155	$ —	$ —	$ —	$ 155
Corporate Stocks	1	—	—	—	1
Corporate Bonds	—	796	—	—	796
U.S. Government Securities	—	158	—	—	158
Mutual Funds	105	—	—	—	105
Collective Trusts	—	—	—	785	785
Hedge Funds	—	—	22	14	36
Private Equity	—	—	—	132	132
Real Estate	—	—	17	5	22
Other	—	66	—	—	66
Total	$ 261	$ 1,020	$ 39	$ 936	$ 2,256

Assets at Fair Value as of February 1, 2025

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets Measured at NAV	Total
Cash and cash equivalents	$ 129	$ —	$ —	$ —	$ 129
Corporate Stocks	2	—	—	—	2
Corporate Bonds	—	847	—	—	847
U.S. Government Securities	—	151	—	—	151
Mutual Funds	92	—	—	—	92
Collective Trusts	—	—	—	737	737
Hedge Funds	—	—	25	20	45
Private Equity	—	—	—	166	166
Real Estate	—	—	20	13	33
Other	—	57	—	—	57
Total	$ 223	$ 1,055	$ 45	$ 936	$ 2,259

Certain investments that are measured at fair value using the NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented for these investments in the preceding tables are intended to permit reconciliation of the fair value hierarchies to the total fair value of plan assets.

For measurements using significant unobservable inputs (Level 3) during 2025 and 2024, a reconciliation of the beginning and ending balances is as follows:

	Hedge Funds	Real Estate
Ending balance, February 3, 2024	$ 29	$ 24
Contributions into fund	—	2
Realized gains (losses)	2	(4)
Unrealized (losses) gains	(1)	2
Distributions	(5)	(4)
Ending balance, February 1, 2025	25	20
Realized losses	—	(1)
Unrealized gains	2	1
Distributions	(5)	(3)
Ending balance, January 31, 2026	$ 22	$ 17

See Note 7 for a discussion of the levels of the fair value hierarchy. The assets' fair value measurement level above is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methods used for the Qualified Plans' assets measured at fair value in the above tables:

- Cash and cash equivalents: The carrying value approximates fair value.

- Corporate Stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

- Corporate Bonds: The fair values of these securities are primarily based on observable market quotations for similar bonds, valued at the closing price reported on the active market on which the individual securities are traded. When such quoted prices are not available, the bonds are valued using a discounted cash flow approach using current yields on similar instruments of issuers with similar credit ratings, including adjustments for certain risks that may not be observable, such as credit and liquidity risks.

- U.S. Government Securities: Certain U.S. Government securities are valued at the closing price reported in the active market in which the security is traded. Other U.S. government securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for similar securities, the security is valued under a discounted cash flow approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.

- Mutual Funds: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

- Collective Trusts: The collective trust funds are public investment vehicles valued using a Net Asset Value ("NAV") provided by the manager of each fund. These assets have been valued using NAV as a practical expedient.

- Hedge Funds: The Hedge funds classified as Level 3 include investments that are not readily tradeable and have valuations that are not based on readily observable data inputs. The fair value of these assets is estimated based on information provided by the fund managers or the general partners. Therefore, these assets are classified as Level 3. Certain other hedge funds are private investment vehicles valued using a NAV provided by the manager of each fund. These assets have been valued using NAV as a practical expedient.

- Private Equity: Private Equity investments are valued based on the fair value of the underlying securities within the fund, which include investments both traded on an active market and not traded on an active market. For those investments that are traded on an active market, the values are based on the closing price reported on the active market on which those individual securities are traded. For investments not traded on an active market, or for which a quoted price is not publicly available, a variety of unobservable valuation methodologies, including discounted cash flow, market multiple and cost valuation approaches, are employed by the fund manager to value investments. Fair values of all investments are adjusted annually, if necessary, based on audits of the private equity fund financial statements; such adjustments are reflected in the fair value of the plan's assets.

- Real Estate: Real estate investments include investments in real estate funds managed by a fund manager. These investments are valued using a variety of unobservable valuation methodologies, including discounted cash flow, market multiple and cost valuation approaches. The valuations for these investments are not based on readily observable inputs and are classified as Level 3 investments. Certain other real estate investments are valued using a NAV provided by the manager of each fund. These assets have been valued using NAV as a practical expedient.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The Company contributed and expensed $318, $328 and $322 to employee 401(k) retirement savings accounts in 2025, 2024 and 2023, respectively. The 401(k) retirement savings account plans provide to eligible employees both matching contributions and automatic contributions from the Company based on participant contributions, compensation as defined by the plan and length of service.

15. MULTI-EMPLOYER PENSION PLANS

The Company contributes to various multi-employer pension plans based on obligations arising from collective bargaining agreements. These multi-employer pension plans provide retirement benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Trustees are appointed in equal number by employers and unions. The trustees typically are responsible for determining the level of benefits to be provided to participants as well as for such matters as the investment of the assets and the administration of the plans.

The Company recognizes expense in connection with these plans as contributions are funded or when commitments are probable and reasonably estimable, in accordance with GAAP. The Company made cash contributions to these plans of $496 in 2025, $398 in 2024 and $635 in 2023. The increase in 2025, compared to 2024, is due to an increase in required contributions to the UFCW Consolidated Pension Plan, primarily due to the exhaustion of prefunding credits that originated from incremental contributions we made to this plan in prior years. The decrease in 2024, compared to 2023, is due to the fulfillment of contractually obligated payments related to the Company's commitments established when restructuring the United Food and Commercial Workers ("UFCW") International Union-Industry Variable Annuity Pension Plan agreement.

The Company continues to evaluate and address potential exposure to under-funded multi-employer pension plans as it relates to the Company's associates who are beneficiaries of these plans. These under-fundings are not a liability of the Company. When an opportunity arises that is economically feasible and beneficial to the Company and its associates, the Company may negotiate the restructuring of under-funded multi-employer pension plan obligations to help stabilize associates' future benefits and become the fiduciary of the assets of the restructured multi-employer pension plan. The Company is currently designated as the named fiduciary of the UFCW Consolidated Pension Plan and the International Brotherhood of Teamsters ("IBT") Consolidated Pension Fund and has sole investment authority over these assets. The commitments from these restructurings do not change the Company's debt profile as it relates to its credit rating since these off-balance sheet commitments are typically considered in the Company's investment grade debt rating.

The risks of participating in multi-employer pension plans are different from the risks of participating in single-employer pension plans in the following respects:

- Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers.

- If a participating employer stops contributing to the plan, the unfunded obligations of the plan allocable to such withdrawing employer may be borne by the remaining participating employers.

- If the Company stops participating in some of its multi-employer pension plans, the Company may be required to pay those plans an amount based on its allocable share of the unfunded vested benefits of the plan, referred to as a withdrawal liability.

The Company's participation in multi-employer plans is outlined in the following tables. The EIN / Pension Plan Number column provides the Employer Identification Number ("EIN") and the three-digit pension plan number. The most recent Pension Protection Act Zone Status available in 2025 and 2024 is for the plan's year-end at December 31, 2024 and December 31, 2023, respectively. Among other factors, generally, plans in the red zone are less than 65 percent funded, plans in the yellow zone are less than 80 percent funded and plans in the green zone are at least 80 percent funded. The FIP/RP Status Pending / Implemented Column indicates plans for which a funding improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented. Unless otherwise noted, the information for these tables was obtained from the Forms 5500 filed for each plan's year-end at December 31, 2024 and December 31, 2023. The zone status is based on information received from the plans and is confirmed by each plan's actuary. The multi-employer contributions listed in the table below are the Company's multi-employer contributions made in fiscal years 2025, 2024 and 2023.

The following table contains information about the Company's multi-employer pension plans:

Pension Fund	EIN / Pension Plan Number	Pension Protection Act Zone Status 2025	Pension Protection Act Zone Status 2024	FIP/RP Status Pending/ Implemented	Multi-Employer Contributions 2025	Multi-Employer Contributions 2024	Multi-Employer Contributions 2023	Surcharge Imposed[4]
SO CA UFCW Unions & Food Employers Joint Pension Trust Fund[1][2]	95-1939092 - 001	Red	Red	Implemented	$ 82	$ 84	$ 83	No
Desert States Employers & UFCW Unions Pension Plan[1]	84-6277982 - 001	Green	Green	No	19	19	19	No
Sound Variable Annuity Pension Trust[1]	86-3278029 - 001	Green	Green	No	15	15	15	No
Rocky Mountain UFCW Unions and Employers Pension Plan[1]	84-6045986 - 001	Green	Green	No	26	27	27	No
Oregon Retail Employees Pension Plan[1]	93-6074377 - 001	Green	Red	No	12	11	10	No
Bakery and Confectionary Union & Industry International Pension Fund[1]	52-6118572 - 001	Red	Red	Implemented	8	8	7	No
Retail Food Employers & UFCW Local 711 Pension[1]	51-6031512 - 001	Red	Red	Implemented	11	11	11	No
UFCW International Union — Industry Variable Annuity Pension Plan[3]	51-6055922 - 001	Green	Green	No	23	33	263	No
Western Conference of Teamsters Pension Plan	91-6145047 - 001	Green	Green	No	46	44	39	No
Central States, Southeast & Southwest Areas Pension Plan	36-6044243 - 001	Red	Red	Implemented	32	57	40	No
UFCW Consolidated Pension Plan[1]	58-6101602 - 001	Green	Green	No	207	70	98	No
IBT Consolidated Pension Plan[1][5]	82-2153627 - 001	N/A	N/A	No	—	—	7	No
Other					15	19	16	
Total Contributions					$ 496	$ 398	$ 635	

(1) The Company's multi-employer contributions to these respective funds represent more than 5% of the total contributions received by the pension funds.

(2) The information for this fund was obtained from the Form 5500 filed for the plan's year-end at March 31, 2025 and March 31, 2024.

(3) The information for this fund was obtained from the Form 5500 filed for the plan's year-end at June 30, 2024 and June 30, 2023.

(4) Under the Pension Protection Act, a surcharge may be imposed when employers make contributions under a collective bargaining agreement that is not in compliance with a rehabilitation plan. As of January 31, 2026, the collective bargaining agreements under which the Company was making contributions were in compliance with rehabilitation plans adopted by the applicable pension fund.

(5) The plan was formed after 2006 and therefore is not subject to zone status certifications.

The following table describes (a) the expiration date of the Company's collective bargaining agreements and (b) the expiration date of the Company's most significant collective bargaining agreements for each of the material multi-employer funds in which the Company participates:

Pension Fund	Expiration Date of Collective Bargaining Agreements	Most Significant Collective Bargaining Agreements[1]	
		Count	Expiration
SO CA UFCW Unions & Food Employers Joint Pension Trust Fund	March 2026 to March 2028	1	March 2028
UFCW Consolidated Pension Plan	June 2025[2] to September 2029	4	June 2026 to March 2029
Desert States Employers & UFCW Unions Pension Plan	March 2026 to June 2029	1	March 2026
Sound Variable Annuity Pension Trust	February 2026 to July 2028	3	May 2027 to August 2027
Rocky Mountain UFCW Unions and Employers Pension Plan	November 2025[2] to February 2028	1	January 2028
Oregon Retail Employees Pension Plan	February 2027 to March 2029	3	August 2027 to July 2028
Bakery and Confectionary Union & Industry International Pension Fund	April 2026 to January 2028	3	April 2026 to June 2027
Retail Food Employers & UFCW Local 711 Pension	April 2026 to March 2028	1	March 2028
UFCW International Union — Industry Variable Annuity Pension Plan	March 2026 to October 2029	4	March 2026 to March 2029
Western Conference of Teamsters Pension Plan	May 2026 to September 2029	4	September 2025[2] to September 2029
IBT Consolidated Pension Plan	September 2027 to September 2029	3	September 2027 to September 2029

(1) This column represents the number of significant collective bargaining agreements and their expiration date for each of the Company's pension funds listed above. For the purposes of this table, the "significant collective bargaining agreements" are the largest based on covered employees that, when aggregated, cover the majority of the employees for which the Company makes multi-employer contributions for the referenced pension fund.
(2) Certain collective bargaining agreements are operating under an extension.

Based on the most recent information available to it, the Company believes the present value of actuarial accrued liabilities in most of these multi-employer plans exceeds the value of the assets held in trust to pay benefits. Moreover, if the Company were to exit certain markets or otherwise cease making contributions to these funds, the Company could trigger a withdrawal liability. Any adjustment for withdrawal liability will be recorded when it is probable that a liability exists and it can be reasonably estimated.

The Company also contributes to various other multi-employer benefit plans that provide health and welfare benefits to active and retired participants. Total contributions made by the Company to these other multi-employer health and welfare plans were approximately $1,241 in 2025, $1,228 in 2024 and $1,182 in 2023.

16. SEGMENT REPORTING

The Company operates supermarkets, multi-department stores and fulfillment centers throughout the United States. The Company's retail operations, which represent substantially all of the Company's consolidated sales, are its only reportable segment. The retail operations' segment revenues are predominately earned as consumer products are sold to customers in our stores, fuel centers and via the Company's eCommerce business. The Company aggregates its operating divisions into one reportable segment due to the operating divisions having similar economic characteristics with similar long-term financial performance. In addition, the Company's operating divisions offer customers similar products, have similar distribution methods, operate in similar regulatory environments, purchase the majority of the merchandise for retail sale from similar (and in many cases identical) vendors on a coordinated basis from a centralized location, serve similar types of customers, and are allocated capital from a centralized location. Operating divisions are organized primarily on a geographical basis so the operating division management team can be responsive to local needs of the operating division and can execute company strategic plans and initiatives throughout the locations in their operating division. This geographical separation is the primary differentiation between these retail operating divisions. The geographical basis of organization reflects how the business is managed and how the Company's principal executive officer, who acts as the Company's chief operating decision maker ("CODM"), assesses performance internally. All of the Company's operations are domestic.

The accounting policies of the retail operations segment are the same as those described in the summary of significant accounting policies in Note 1. The Company's CODM assesses performance and allocates resources for the retail operations segment using segment FIFO earnings before net interest expense, income tax expense and depreciation and amortization ("EBITDA"). The Company defines FIFO EBITDA as EBITDA excluding the LIFO charge. The Company's CODM also uses segment FIFO EBITDA to measure the operational effectiveness of the Company's financial model, compare the performance of core operating results between periods, against budget and against competitors and evaluate whether to invest capital in the retail operations segment or in other parts of the Company, such as for share repurchases or dividend payments. The Company's CODM is not provided asset information by reportable segment as asset information is provided to the CODM on a consolidated basis.

The following table presents the Company's retail operations segment revenue, measure of segment profit or loss, significant segment expenses and reconciliation of retail operations segment FIFO EBITDA to consolidated net earnings before income tax expense for the fiscal years ended January 31, 2026, February 1, 2025 and February 3, 2024:

	2025 (52 weeks)		2024[1] (52 weeks)		2023[1] (53 weeks)
Retail operations segment sales	$ 147,642	$	147,123	$	150,039
Retail operations segment expenses:					
Merchandise costs, including advertising, warehousing, and transportation, excluding the LIFO charge	113,083		113,625		116,562
Operating, general, and administrative	28,308		25,431		26,252
Rent	872		877		891
Retail operations segment FIFO EBITDA	$ 5,379	$	7,190	$	6,334
Reconciliation of net earnings before income tax expense:					
Retail operations segment FIFO EBITDA	$ 5,379	$	7,190	$	6,334
Depreciation and amortization	(3,332)		(3,246)		(3,125)
LIFO charge	(157)		(95)		(113)
Net interest expense	(639)		(450)		(441)
Non-service component of company-sponsored pension plan (expense) benefits	(10)		12		30
(Loss) gain on investments	(41)		(148)		151
Gain on the sale of business	—		79		—
Consolidated net earnings before income tax expense	$ 1,200	$	3,342	$	2,836

(1) The presentation of segment revenues and significant segment expenses for 2024 and 2023 has been recast to conform to the current year presentation and reflects operating segment information reviewed by the Company's current CODM.

17. SALE OF KROGER SPECIALTY PHARMACY

On October 4, 2024, the Company completed the sale of its Kroger Specialty Pharmacy business to Elevance Health, for $464. In 2024, the Company recognized a gain on sale for $79, $91 net of tax, which includes the reduction to income tax expense of $31 related to recognizing deferred tax assets for the divested entity.

18. TERMINATION OF MERGER WITH ALBERTSONS COMPANIES, INC.

As previously disclosed, on October 13, 2022, the Company entered into the Merger Agreement with Albertsons pursuant to which all of the outstanding shares of Albertsons common and preferred stock (on an as converted basis) automatically would have been converted into the right to receive $34.10 per share, subject to certain reductions following a $6.85 per share pre-closing cash dividend that was paid on January 20, 2023 to Albertsons shareholders of record as of October 24, 2022. The adjusted per share cash purchase price was expected to be $27.25.

On February 26, 2024, the Federal Trade Commission ("FTC") instituted an administrative proceeding to prohibit the merger. Simultaneously, the FTC (joined by nine States) filed suit in the United States District Court for the District of Oregon (the "FTC Federal Litigation") requesting a preliminary injunction to block the merger. On December 10, 2024, pursuant to a decision of United States District Court for the District of Oregon in the case Federal Trade Commission et al. v. The Kroger Company and Albertsons Companies, Inc. (Case No.: 3:24-cv-00347-AN), the court issued a preliminary injunction enjoining the consummation of the merger.

On January 15, 2024, and February 14, 2024, the attorneys general of Washington and Colorado, respectively, filed suit in their respective state courts, also seeking to enjoin the merger. On December 10, 2024, the Washington court also issued a permanent injunction blocking the merger in the Washington case. On March 5, 2025, the Colorado court dismissed the claim seeking to enjoin the merger as moot. On February 23, 2026, the Colorado court dismissed a second claim related to an alleged no-poach agreement between Kroger and Albertsons due to a lack of subject matter jurisdiction.

In addition to these governmental actions, private plaintiffs filed suit in the United States District Court for the Northern District of California also seeking to enjoin the transaction. That case was dismissed with prejudice on February 3, 2025, and plaintiffs have appealed.

On December 11, 2024, the Company delivered a notice to Albertsons terminating the merger agreement (the "Termination Notice"). The Termination Notice further notified Albertsons that a prior termination letter sent by Albertsons to Kroger on December 10, 2024 was not an effective termination. In connection with the Termination Notice, Kroger notified Albertsons that Kroger has no obligation to pay the Parent Termination Fee (as defined in the Merger Agreement) because Albertsons failed to perform and comply in all material respects with its covenants under the Merger Agreement.

On December 10, 2024, Albertsons sued the Company in the Delaware Court of Chancery for alleged breaches of the Merger Agreement and the implied covenant of good faith and fair dealing. Albertsons seeks payment of a $600 termination fee that Albertsons alleges it is owed under the Merger Agreement, as well as additional damages, including expenses paid by Albertsons in connection with the Merger and the lost premium Albertsons alleges is owed to its shareholders, as well as other relief. On March 17, 2025, the Company filed an answer denying the allegations in Albertsons's complaint, and also filed counterclaims that seek recovery for breaches of the Merger Agreement by Albertsons.

In connection with the Merger Agreement, on October 13, 2022, the Company entered into a commitment letter with certain lenders pursuant to which the lenders committed to provide a $17,400 senior unsecured bridge term loan facility, which, if entered into, would have matured 364 days after the closing date of the merger. The commitments were intended to be drawn to finance the merger with Albertsons only to the extent the Company did not arrange for alternative financing prior to closing. As alternative financing for the merger was secured, the commitments with respect to the bridge term loan facility under the commitment letter were reduced. The entry into the term loan credit agreement mentioned below reduced the commitments under the Company's $17,400 bridge facility commitment by $4,750 to $12,650. On April 12, 2024, the Company and the lenders to the bridge facility, at the Company's request, further reduced the bridge facility commitment by $2,000 to $10,650. During the third quarter of 2024, the Company terminated the bridge term loan facility due to issuing $10,500 of senior notes mentioned below, net proceeds of which were expected to partially fund the cash consideration for the proposed merger and for general corporate purposes. Fees with respect to the bridge term loan facility are included in "Other" in the Company's Consolidated Statements of Cash Flows within "Cash Flows from Financing Activities" and were recognized as operating, general and administrative expense in the Company's Consolidated Statements of Operations over the commitment period.

On November 9, 2022, the Company executed a term loan credit agreement with certain lenders pursuant to which the lenders committed to provide, contingent upon the completion of the merger with Albertsons and certain other customary conditions to funding, (1) senior unsecured term loans in an aggregate principal amount of $3,000 maturing on the third anniversary of the merger closing date and (2) senior unsecured term loans in an aggregate principal amount of $1,750 maturing on the date that is 18 months after the merger closing date (collectively, the "Term Loan Facilities"). Borrowings under the Term Loan Facilities were to be used to pay a portion of the consideration and other amounts payable in connection with the merger with Albertsons. In 2024, the Company entered into a second amendment to the term loan agreement to, among other things, amend certain covenants applicable thereto.

Concurrently with the termination of the Merger Agreement on December 11, 2024, all of the commitments with respect to the Term Loan Facilities were automatically terminated in accordance with the terms thereof.

On August 20, 2024, the Company issued $1,000 of its 4.70% Senior Notes due 2026 (the "2026 notes"); $1,000 of its 4.60% Senior Notes due 2027 (the "2027 notes"); $1,400 of its 4.65% Senior Notes due 2029 (the "2029 notes"); $1,300 of its 4.90% Senior Notes due 2031 (the "2031 notes"); $2,200 of its 5.00% Senior Notes due 2034 (the "2034 notes"); $2,100 of its 5.50% Senior Notes due 2054 (the "2054 notes"); and $1,500 of its 5.65% Senior Notes due 2064 (the "2064 notes") to pay a portion of the cash consideration for its proposed merger with Albertsons and general corporate purposes. The 2026 notes, 2027 notes, 2029 notes and the 2031 notes (collectively, the "SMR Notes") were subject to a special mandatory redemption if the proposed merger was terminated or did not close by an agreed upon date. In connection with the termination of the Merger Agreement, the Company redeemed the SMR Notes on December 18, 2024 at a redemption price equal to 101% of the principal amount, plus accrued and unpaid interest to, but excluding, December 18, 2024. The 2034 notes, the 2054 notes and the 2064 notes remain outstanding.

On August 15, 2024, the Company commenced an exchange offer for any and all outstanding notes (the "ACI Notes") issued by Albertsons and certain of its subsidiaries for up to approximately $7,442 aggregate principal amount of new senior notes to be issued by the Company and cash. In conjunction with the exchange offers (the "Exchange Offers"), the Company concurrently solicited consents (collectively, the "Consent Solicitations") to adopt certain proposed amendments (the "Proposed Amendments") to each of the indentures (each an "ACI Indenture" and, collectively, the "ACI Indentures") governing the ACI Notes. In connection with the termination of the Merger Agreement, on December 11, 2024, the Company terminated the Exchange Offers and Consent Solicitations.

19. FULFILLMENT NETWORK ASSET IMPAIRMENT AND RELATED CHARGES

In 2025, the Company completed a strategic review of its eCommerce operations with the intention of improving the customer experience while accelerating eCommerce profitability. Following this review, Kroger identified opportunities to optimize its automated fulfillment network by closing facilities in Pleasant Prairie, Wis.; Frederick, Md.; and Groveland, Fla. in January 2026, which had not met operational or financial expectations, and canceled plans for the site in Charlotte, N.C. Kroger will continue to deliver eCommerce offerings using its store footprint, third-party delivery providers and automated fulfillment facilities where applicable. At the present time, in geographies where Kroger sees higher density of demand and better cost structure, the Company continues to evaluate performance and sustainability of automated fulfillment.

The Company considered the completion of the strategic review to be a triggering event that indicated the carrying amount of the fulfillment network may not be recoverable. As a result, the Company tested the recoverability of each automated fulfillment facility asset group. Each automated fulfillment facility represents the appropriate asset group for which the long-lived assets should be evaluated, as this represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The carrying value of each asset group primarily includes real estate, equipment and finance and operating lease assets. The recoverability testing indicated the carrying value of each asset group exceeded the sum of undiscounted cash flows expected to result from the use and eventual disposition of the assets.

During 2025, these asset groups were written down to their estimated fair values. The fair value for real estate and equipment was determined using a market approach utilizing prices for similar assets. Fair value for lease assets was determined using a discounted cash flow income approach considering estimated market rent. In addition to the impairment, the Company also recognized other accrued liabilities related to these asset groups. This resulted in recognizing impairment and related charges of $2,497, $1,908 net of tax, which included a cash termination payment to Ocado of approximately $350 for the closure and cancellation of certain fulfillment centers. This $350 payment was recorded as "Payments on long-term debt including obligations under finance leases" within "Cash Flows from Financing Activities" and "Other" within "Cash Flows from Operating Activities" in the Company's Consolidated Statement of Cash Flows for $246 and $104, respectively.

20. RECENTLY ADOPTED ACCOUNTING STANDARDS

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." This guidance amends existing income tax disclosure guidance, primarily requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. The Company has prospectively adopted this standard effective January 31, 2026 and has accordingly updated its income tax disclosures. See Note 4 for additional information.

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure." The ASU updated reportable segment disclosure requirements, primarily through requiring enhanced disclosures about significant segment expenses and information used to assess segment performance. The Company adopted ASU No. 2023-07 during the year ended February 1, 2025. See Note 16 for additional information.

21. RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2025, the FASB issued ASU 2025-06, "Intangibles – Goodwill and Other – Internal-use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-use Software." The ASU was issued to modernize the accounting for internal-use software by eliminating the accounting consideration of software project development stages, clarifying the criteria to begin capitalizing costs. The ASU is effective for annual periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently assessing the effect that adoption of this guidance will have on its Consolidated Financial Statements.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." The guidance requires disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. The ASU is effective in the first annual reporting period beginning after December 15, 2026, and for interim periods within annual reporting periods beginning after December 15, 2027. The Company is currently assessing the effect that adoption of this guidance will have on its Consolidated Financial Statements.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES.

As of January 31, 2026, our principal executive officer and principal financial officer, together with a disclosure review committee appointed by the principal executive officer, evaluated the Company's disclosure controls and procedures. Based on that evaluation, our principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective as of January 31, 2026.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company is in the process of implementing a broad, multi-year, technology transformation project to modernize mainframe, middleware and legacy systems to achieve better process efficiencies across customer service, merchandising, sourcing, payroll and accounting through the use of various solutions. There have been no material additional implementations of modules during the quarter ended January 31, 2026. As the Company's technology transformation project continues, the Company continues to emphasize the maintenance of effective internal controls and assessment of the design and operating effectiveness of key control activities throughout development and deployment of each phase and will evaluate as additional phases are deployed.

There were no changes in Kroger's internal control over financial reporting that materially affected, or were reasonably likely to materially affect, Kroger's internal control over financial reporting during the quarter ended January 31, 2026.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control — Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management has concluded that the Company's internal control over financial reporting was effective as of January 31, 2026.

The effectiveness of the Company's internal control over financial reporting as of January 31, 2026, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which can be found in Item 8 of this Annual Report on Form 10-K.

ITEM 9B.   OTHER INFORMATION.

In the fourth quarter of 2025, no director or officer (as defined in Exchange Act Rule 16a-1(f)) of the Company adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement for the purchase or sale of securities of the Company, within the meaning of Item 408 of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.


PART III


ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Our board of directors has adopted The Kroger Co. Policy on Business Ethics, applicable to all officers, employees and directors, including Kroger's principal executive, financial and accounting officers. The Policy on Business Ethics is available on our website at ir.kroger.com under Investors – Governance – Policy on Business Ethics. A copy of the Code of Ethics is available in print free of charge to any shareholder who requests a copy. Shareholders may make a written request to Kroger's Secretary at our executive offices at 1014 Vine Street, Cincinnati, Ohio 45202. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver from, a provision of the Policy on Business Ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website.

The information required by this Item 10 with respect to executive officers is included within Item 1 in Part I of this Annual Report on Form 10-K under the caption "Information about our Executive Officers." The information required by this Item not otherwise set forth in Part I above or in this Item 10 of Part III is set forth under the headings Election of Directors, Information Concerning the Board of Directors- Committees of the Board, Information Concerning the Board of Directors- Audit Committee and Delinquent 16(a) Reports, if required, and Compensation Discussion and Analysis – Securities Trading Policies in the definitive proxy statement to be filed by the Company with the Securities and Exchange Commission within 120 days after the end of the fiscal year 2025 (the "2026 proxy statement") and is hereby incorporated by reference into this Annual Report on Form 10-K.

ITEM 11.   EXECUTIVE COMPENSATION.

The information required by this Item is set forth in the sections entitled Compensation Discussion and Analysis, Compensation Committee Report, and Compensation Tables in the 2026 proxy statement and is hereby incorporated by reference into this Annual Report on Form 10-K.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is set forth in the sections entitled Equity Compensation Plan Information and Beneficial Ownership of Common Stock in the 2026 proxy statement and is hereby incorporated by reference into this Annual Report on Form 10-K.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item is set forth in the sections entitled Related Person Transactions and Information Concerning the Board of Directors-Independence in the 2026 proxy statement and is hereby incorporated by reference into this Annual Report on Form 10-K.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item is set forth in the section entitled Ratification of the Appointment of Kroger's Independent Auditor in the 2026 proxy statement and is hereby incorporated by reference into this Annual Report on Form 10-K.

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a)1.†   Financial Statements:
Report of Independent Registered Public Accounting Firm (PCAOB ID 238)
Consolidated Balance Sheets as of January 31, 2026 and February 1, 2025
Consolidated Statements of Operations for the years ended January 31, 2026, February 1, 2025 and February 3, 2024
Consolidated Statements of Comprehensive Income for the years ended January 31, 2026, February 1, 2025 and February 3, 2024
Consolidated Statements of Cash Flows for the years ended January 31, 2026, February 1, 2025 and February 3, 2024
Consolidated Statement of Changes in Shareholders' Equity for the years ended January 31, 2026, February 1, 2025 and February 3, 2024
Notes to Consolidated Financial Statements

(a)2.   Financial Statement Schedules:
There are no Financial Statement Schedules included with this filing for the reason that they are not applicable or are not required or the information is included in the financial statements or notes thereto.

(a)3.(b)   Exhibits

3.1   Amended Articles of Incorporation are hereby incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended May 22, 2010, as amended by the Amendment to Amended Articles of Incorporation, which is hereby incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended May 23, 2015.

3.2   The Company's Regulations are hereby incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the SEC on June 27, 2019.

4.1   Instruments defining the rights of holders of long-term debt of the Company and its subsidiaries are not filed as Exhibits because the amount of debt under each instrument is less than 10% of the consolidated assets of the Company. The Company undertakes to file these instruments with the SEC upon request.

4.2   Description of Securities. Incorporated by reference to Exhibit 4.2 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2020.

10.1   Credit Agreement, dated as of September 13, 2024, by and among the Company, the lenders from time to time party thereto, Wells Fargo Bank, National Association and Citibank, N.A., as co-administrative agents, and Wells Fargo Bank, National Association, as the paying agent, which is hereby incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on September 13, 2024.

10.2   Amendment No. 1 to Credit Agreement, dated as of October 8, 2024, by and among the Company, the lenders party thereto, Wells Fargo Bank, National Association and Citibank, N.A., as co-administrative agents, and Wells Fargo Bank, National Association, as the paying agent, to the Credit Agreement, dated as of September 13, 2024, which is hereby incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on October 9, 2024.

10.3   Amendment No. 2 to Term Loan Credit Agreement, dated as of September 13, 2024, by and among the Company, the lenders party thereto and Citibank, N.A., as administrative agent, to the Term Loan Credit Agreement, dated as of November 9, 2022, which is hereby incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on September 13, 2024.

10.4   Amendment No. 3 to Term Loan Credit Agreement, dated as of October 8, 2024, by and among the Company, the lenders party thereto and Citibank, N.A., as administrative agent, to the Term Loan Credit Agreement, dated as of November 9, 2022, which is hereby incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on October 9, 2024.

10.5*   The Kroger Co. Deferred Compensation Plan for Independent Directors. Incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2016.

10.6*   The Kroger Co. Executive Deferred Compensation Plan. Incorporated by reference to Exhibit 10.4 of the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2005.

10.7*   The Kroger Co. 401(k) Retirement Savings Account Restoration Plan. Incorporated by reference to Exhibit 10.4 of the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2007.

10.8*   The Kroger Co. Supplemental Retirement Plans for Certain Retirement Benefit Plan Participants. Incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2007.

10.9*   The Kroger Co. Employee Protection Plan dated January 13, 2017. Incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2017.

10.10   Term Loan agreement, dated as of November 9, 2022, by and among The Kroger Co., the lenders from time to time party thereto, and Citibank, N.A., as administrative agent for the lenders, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on November 10, 2022.

10.11   Amendment No. 1 to Credit Agreement, dated as of November 9, 2022, by and among The Kroger Co., the lenders party thereto, and Bank of America, N.A., as paying agent to the Amended and Restated Credit Agreement dated July 6, 2021, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on November 10, 2022.

10.12   The Kroger Co. 2008 Long-Term Incentive and Cash Bonus Plan. Incorporated by reference to Exhibit 4.2 of the Company's Form S-8 filed with the SEC on June 26, 2008.

10.13   The Kroger Co. 2011 Long-Term Incentive and Cash Bonus Plan. Incorporated by reference to Exhibit 4.2 of the Company's Form S-8 filed with the SEC on June 23, 2011.

10.14   The Kroger Co. 2014 Long-Term Incentive and Cash Bonus Plan. Incorporated by reference to Exhibit 4.2 of the Company's Form S-8 filed with the SEC on July 29, 2014.

10.15*   The Kroger Co. 2019 Long-Term Incentive Plan. Incorporated by reference to Exhibit 99.1 of the Company's Form S-8 filed with the SEC on June 28, 2019.

10.16*   Form of Restricted Stock Grant Agreement under Long-Term Incentive Cash Bonus Plans. Incorporated by reference to Exhibit 10.11 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2020.

10.17*   Form of Restricted Stock Grant Agreement under Long-Term Incentive and Cash Bonus Plans. Incorporated by reference to Exhibit 10.9 of the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2007.

10.18*   Form of Non-Qualified Stock Option Grant Agreement under Long-Term Incentive and Cash Bonus Plan. Incorporated by reference to Exhibit 10.13 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2020.

10.19*   Form of Non-Qualified Stock Option Grant Agreement under Long-Term Incentive and Cash Bonus Plans. Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended May 24, 2008.

10.20*   Form of Performance Unit Award Agreement under Long-Term Incentive and Cash Bonus Plans. Incorporated by reference to Exhibit 10.15 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2020.

10.21*   Form of Restricted Stock Grant Agreement under Long-Term Incentive and Cash Bonus Plan. Incorporated by reference to Exhibit 10.16 of the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2021.

10.22*	Amended and Restated Employment Agreement between The Kroger Co. and David Kennerley dated March 28, 2025. Incorporated by reference to exhibit 10.18 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2025.
10.23*†	Employment Agreement between The Kroger Co. and Gregory S. Foran dated January 15, 2026.
10.24*†	Form of Restricted Stock Grant Agreement under Long-Term Incentive Plan.
10.25*†	Form of Non-Qualified Stock Option Grant under Long-Term Incentive Plan.
10.26*	The Amended and Restated Kroger 2019 Long-Term Incentive Plan. Incorporated by reference to Exhibit 99.1 of the Company's S-8 filed with the SEC on July 6, 2022.
19.1	The Kroger Co. Share Repurchase Policy. Incorporated by reference to Exhibit 19.1 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2025.
19.2	The Kroger Co. Policy on Securities Trading. Incorporated by reference to Exhibit 19.2 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2025.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Powers of Attorney.
31.1	Rule 13a-14(a)/15d-14(a) Certification.
31.2	Rule 13a-14(a)/15d-14(a) Certification.
32.1	Section 1350 Certifications.
97	The Kroger Co. Policy on Incentive Based Compensation Recovery. Incorporated by reference to Exhibit 97 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2025.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

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*   Management contract or compensatory plan or arrangement.

†   Filed herewith.

ITEM 16.   FORM 10-K SUMMARY.

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE KROGER CO.

Dated: March 31, 2026	/s/ Ronald L. Sargent
	Ronald L. Sargent
	Chairman of the Board
	(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities indicated on the 31st of March 2026.

/s/ David J.C. Kennerley	Executive Vice President and Chief Financial Officer
David J.C. Kennerley	(principal financial officer)
/s/ Brian W. Nichols	Group Vice President, Corporate Controller and Assistant Treasurer
Brian W. Nichols	(principal accounting officer)
*	Director
Nora A. Aufreiter	
*	Director
Kevin M. Brown	
*	Director and Chief Executive Officer
Gregory S. Foran	
*	Director
Elaine L. Chao	
*	Director
Anne Gates	
*	Director
Karen M. Hoguet	
*	Director
Clyde R. Moore	
*	Chairman of the Board
Ronald L. Sargent	
*	Director
J. Amanda Sourry Knox	
*	Director
Mark S. Sutton	
*	Director
Ashok Vemuri	

*By:/s/ George H. Vincent	
George H. Vincent	
Attorney-in-fact	

SHAREHOLDERS: Equiniti Trust Company, LLC is Registrar and Transfer Agent for Kroger's common shares. For questions concerning payment of dividends, changes of address, etc., individual shareholders should contact:

Equiniti Trust Company, LLC
P. O. Box 64854
Saint Paul, MN 55164-0854
Toll Free
1-855-854-1369

Shareholder questions and requests for forms available on the Internet should be directed to: www.shareowneronline.com.

FINANCIAL INFORMATION: Call (513) 762-1220 (option "1") to request printed financial information, including Kroger's most recent report on Form 10-Q or 10-K, or press release. Written inquiries should be addressed to Shareholder Relations, The Kroger Co., 1014 Vine Street, Cincinnati, Ohio 45202-1100. Information also is available on Kroger's corporate website at ir.kroger.com.

Kroger has a variety of plans under which employees may acquire common shares of Kroger. Employees of Kroger and its subsidiaries own shares through a profit sharing plan, as well as 401(k) plans and a payroll deduction plan called The Kroger Co. Amended and Restated Employee Stock Purchase Plan. If employees have questions concerning their shares in the Kroger Stock Exchange, or if they wish to sell shares they have purchased through this plan, they should contact:

Fidelity Stock Plan Services

1-800-544-9354

Netbenefits.Fidelity.com

Questions regarding Kroger's 401(k) plans should be directed to the employee's Human Resources Department or 1-800-2KROGER. Questions concerning any of the other plans should be directed to the employee's Human Resources Department.

EXECUTIVE OFFICERS

Mary Ellen Adcock
Executive Vice President and Chief Merchandising and Marketing Officer

David J. C. Kennerley
Executive Vice President and Chief Financial Officer

Megan N. Shaffer
Group Vice President, Ruler Foods, Customer Growth, Loyalty and Strategy

Yael Cosset
Executive Vice President and Chief Digital Officer

Timothy A. Massa
Executive Vice President and Chief Associate Experience Officer

Victor R. Smith
Senior Vice President, Retail Divisions

Carin L. Fike
Vice President and Treasurer

Brian W. Nichols
Vice President, Corporate Controller

George H. Vincent
Executive Vice President, General Counsel, and Secretary

Gregory S. Foran
Chief Executive Officer

Ronald L. Sargent
Chairman of the Board

OPERATING UNIT HEADS

Chris Albi
King Soopers/City Market

Steve Dreher
Dillons Food Stores

Kenneth C. Kimball
Smith's

Mike Callihan
Food 4 Less

Monica Garnes
Atlanta Division

Colleen R. Lindholz
Kroger Health

Jake Cannon
Cincinnati Division

Mike Goodwin
Central Division

Michael Marx
Roundy's

Micheal E. Cristal
Delta Division

Troy Harding
Michigan Division

Kate Mora
Mid-Atlantic Division

Tammy DeBoer
Harris Teeter

Josh Harpole
Louisville Division

Brent Stewart
QFC

Ken DeLuca
Fry's Food & Drug

Sonya Hostetler
Nashville Division

Nicholas Tranchina
Murray's Cheese

Rudy DiPietro
Texas Division

David McCoy
Home Chef

Jon Young
Columbus Division

Kendra Doyel
Ralphs

Todd D. Kammeyer
Fred Meyer Stores



ZERO HUNGER ZERO WASTE

by Kroger

www.thekrogerco.com

The Kroger Co.

1014 Vine Street · Cincinnati, Ohio 45202 · 513-762-4000





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Paper | Supporting responsible forestry
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